As filed with the Securities and Exchange Commission on September 18, 2006.
Registration No. 333-135845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIDELITY NATIONAL INFORMATION SERVICES, INC.
(Exact name of Registrant as specified in its Charter)

Georgia	7389	58-2606325
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey S. Carbiener
Executive Vice President and Chief Financial Officer
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Robert S. Rachofsky, Esq.
Gary D. Boss, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
(212) 424-8000

Approximate date of commencement of proposed sale to public:  As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	per Share	Offering Price(2)	Fee(3)
Common Stock, par value $.01 per share	96,624,336	Not Applicable	$3,295,914,450	$352,663

(1)	Represents the maximum number of shares that may be issued by the registrant to holders of Fidelity National Financial, Inc. common stock, par value $0.0001 per share, in connection with the merger described in this proxy statement/prospectus.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f).

(3)	Of this registration fee, $351,058 has been previously paid and $1,605 is being paid herewith.

(4)	The registration fee is calculated pursuant to Rule 457(f) by multiplying the proposed maximum aggregate offering price for all securities to be registered by 0.000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TO THE SHAREHOLDERS OF FIDELITY NATIONAL INFORMATION SERVICES, INC. AND THE
STOCKHOLDERS OF FIDELITY NATIONAL FINANCIAL, INC.

The boards of directors of Fidelity National Information Services, Inc., which we refer to as FIS, and Fidelity National Financial, Inc., which we refer to as FNF, have each unanimously approved a business combination of the two companies. FIS and FNF have entered into an agreement and plan of merger, dated as of June 25, 2006, as amended and restated as of September 18, 2006, whereby FNF would merge into FIS. We refer to the agreement and plan of merger, dated as of June 25, 2006 (prior to its amendment and restatement) as the original merger agreement and the agreement and plan of merger as amended and restated as of September 18, 2006 as the merger agreement. The merger agreement contemplates that the merger will be consummated approximately two weeks after the completion of the transactions contemplated under a securities exchange and distribution agreement, which we refer to as the distribution agreement, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between FNF and Fidelity National Title Group, Inc., which we refer to as FNT. We refer to the securities exchange and distribution agreement dated as of June 25, 2006 (prior to its amendment and restatement) as the original distribution agreement. The distribution agreement, which was entered into at the same time as the merger agreement, provides for the contribution of substantially all of FNF’s assets and liabilities other than its ownership interest in FIS to FNT in exchange for shares of FNT’s Class A common stock and the conversion of shares of FNT’s Class B common stock held by FNF into FNT’s Class A common stock, followed immediately by the distribution by FNF to its stockholders of all FNT shares then held by FNF. We refer to this distribution of the FNT shares as the spin-off. Shortly after the spin-off, FNF Capital Leasing, Inc., which we refer to as FNF Leasing, will merge with and into a newly formed wholly owned subsidiary of FIS, which we refer to as the Leasing merger. Immediately prior to the merger, FNF’s only asset would be its equity ownership in FIS.

If the merger is completed, FNF stockholders will have the right to receive a number of shares of FIS common stock, par value $0.01 per share, in exchange for each share of FNF common stock, par value $0.0001 per share, that they hold equal to 96,521,877 (subject to increase under certain circumstances as described herein) divided by the number of FNF shares outstanding immediately prior to the effective time of the merger. On the date of this proxy statement/prospectus, FNF and its subsidiaries own approximately 51.3% of the issued and outstanding shares of FIS common stock. Based upon the outstanding shares of FNF common stock on August 31, 2006, FIS would be obligated to issue 0.547 shares of FIS common stock in the merger for each outstanding FNF share (assuming the number of outstanding shares of FNF common stock was the same immediately prior to the effective time of the merger), representing in the aggregate approximately 50.6% of the issued and outstanding FIS common stock after the merger.

This proxy statement/prospectus is being furnished to the stockholders of FNF in connection with the solicitation of proxies by the board of directors of FNF for use at the FNF Annual Meeting of stockholders to be held on October 23, 2006, and any adjournment or postponement thereof. At the FNF Annual Meeting, stockholders will be asked to consider and vote upon a proposal seeking adoption of the merger agreement as well as other proposals related to the business of FNF. All of these proposals are discussed in greater detail in this proxy statement/prospectus.

This proxy statement/prospectus also constitutes an information statement of FIS being furnished to FIS shareholders in connection with the FIS Annual Meeting of shareholders to be held on October 23, 2006, and any adjournment or postponement thereof. Because of FNF’s controlling interest in FIS, the board of directors of FIS is not soliciting proxies from FIS shareholders with respect to the FIS Annual Meeting. At the FIS Annual Meeting, FIS shareholders will be voting on (i) the issuance of shares of FIS common stock in the merger, (ii) the amendment and restatement of the Amended and Restated Certegy Inc. Stock Incentive Plan to increase the total number of shares available and (iii) the other annual meeting items identified below. All of these proposals are discussed in greater detail in this proxy statement/prospectus. Subject to the approval of the merger by its stockholders at its annual meeting, FNF intends to vote the FIS shares that it owns and that represent FNF’s controlling interest in FIS at the FIS Annual Meeting in favor of all proposals, and accordingly the approval of these proposals is virtually assured.

Upon the completion of the merger, FNF will cease to exist as a separate entity. FIS’s current shareholders will continue to own their existing shares, which will not be affected by the merger, except as otherwise described in this proxy statement/prospectus.

Shares of FIS common stock are listed on the New York Stock Exchange, which we refer to as the NYSE, under the trading symbol “FIS.” Upon completion of the merger, FNF common stock, which is listed on the NYSE under the trading symbol “FNF,” will be delisted. Once the FNF common stock is delisted, FNT will apply to have its shares listed and traded on the NYSE under the trading symbol “FNF.”

We cannot complete the merger unless the holders of FNF common stock approve the merger and the holders of FIS common stock approve the issuance of FIS common stock in connection with the merger. If you are an FNF stockholder, whether or not you plan to attend the FNF Annual Meeting, we request that you please take the time to vote by following the instructions on your proxy card(s).

We urge you to carefully read this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 29.

We are excited about the benefits the proposed merger brings to both FIS shareholders and FNF stockholders, and we thank you for your consideration and continued support.

Lee A. Kennedy	William P. Foley, II
President and Chief Executive Officer	Chairman of the Board and Chief Executive Officer
Fidelity National Information Services, Inc.	Fidelity National Financial, Inc.

This proxy statement/prospectus also constitutes a prospectus of FIS, filed with the United States Securities and Exchange Commission, which we refer to as the SEC, as part of a registration statement on Form S-4 under the Securities Act of 1933, as amended, hereinafter referred to as the Securities Act, with respect to the shares of FIS common stock to be issued in the merger pursuant to the merger agreement.

Neither the SEC nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated September 18, 2006, and is first being mailed to FIS shareholders and FNF stockholders on or about September 22, 2006.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about FIS and FNF from documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference into this proxy statement/prospectus, without charge, by requesting them in writing or telephone or email from the appropriate company at the following addresses and telephone numbers or obtaining them from each company’s website listed below:

Fidelity National Information Services, Inc.	Fidelity National Financial, Inc.
601 Riverside Avenue	601 Riverside Avenue
Jacksonville, Florida 32204	Jacksonville, Florida 32204
Attention: Corporate Secretary	Attention: Corporate Secretary
(904) 854-8100	(904) 854-8100
www.fidelityinfoservices.com	www.fnf.com

Information contained on the FIS and FNF websites other than the foregoing documents is expressly not incorporated by reference into this proxy statement/prospectus.

You can also obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Morrow & Co., FNF’s proxy solicitor, at the following address and telephone number:

Morrow & Co.
470 West Avenue
Stamford, CT 06902
(800) 662-5200

If you would like to request documents, you must do so by October 16, 2006, so that you may receive them before the annual meetings.

See “Where You Can Find More Information” beginning on page 1.

Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

September 18, 2006

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
To Be Held on October 23, 2006

To the Shareholders of Fidelity National Information Services, Inc.:

The 2006 Annual Meeting of shareholders of Fidelity National Information Services, Inc., which we refer to as FIS, will be held on October 23, 2006, at 10:00 a.m., local time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204. At the meeting, shareholders will vote upon the following proposals:

1.	To consider and vote upon a proposal to approve the issuance of shares of FIS common stock to the stockholders of Fidelity National Financial, Inc., which we refer to as FNF, in connection with the agreement and plan of merger, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between FIS and FNF, which agreement provides for the merger of FNF with and into FIS with FIS being the surviving corporation;

2.	To consider and vote upon a proposal to approve the Amended and Restated Certegy Inc. Stock Incentive Plan, which will, among other things, increase the total number of shares of common stock available for issuance under the plan by an additional 4,000,000 shares and increase the limits on the number of individual awards that may be granted under the plan;

3.	To consider and vote upon a proposal to approve the FIS Employee Stock Purchase Plan;

4.	To consider and vote upon a proposal to approve the FIS Annual Incentive Plan;

5.	To consider and vote upon a proposal to elect four Class I directors to serve until the 2009 FIS Annual Meeting of shareholders;

6.	To consider and vote upon a proposal to ratify the appointment of KPMG LLP as FIS’s independent registered public accounting firm for its fiscal year ending December 31, 2006; and

7.	To transact such other business as may properly be brought before the FIS Annual Meeting.

The board of directors of FIS is not aware of any other business to be presented for a vote at the FIS Annual Meeting.

In connection with the merger referenced in Proposal 1, FIS will issue an aggregate of 96,521,877 (subject to increase under certain circumstances as described in the proxy statement/prospectus accompanying this notice) shares of its common stock in exchange for the shares of FNF common stock outstanding at the effective time of the merger. The terms and provisions of the merger are more fully described in the accompanying proxy statement/prospectus. A copy of the merger agreement is attached to the proxy statement/prospectus as Annex A. Under Georgia law, dissenters’ rights will not be available to FIS shareholders in connection with the merger.

The affirmative vote of the holders of a majority of the votes cast at the FIS Annual Meeting is required to approve the issuance of shares required under the merger agreement. On the date of the proxy statement/prospectus FNF and its subsidiaries owned 97,646,500 shares of FIS common stock, representing approximately 51.3% of the issued and outstanding shares of FIS. FNF intends to vote all of its FIS shares (and cause its subsidiaries to vote all of their FIS shares) at the FIS Annual Meeting with respect to all of the proposals listed above. If FNF receives the requisite number of votes of its stockholders at the FNF Annual Meeting in favor of adoption of the merger agreement and approval of the merger, it intends to vote its FIS shares FOR Proposal 1 relating to the issuance of shares of FIS common stock required under the merger agreement at the FIS Annual Meeting. In that case, FNF’s vote of its FIS shares alone will suffice for approval by FIS shareholders of the issuance of shares of FIS common stock under the merger agreement. If FNF does not receive the requisite vote of its stockholders for adoption of the merger agreement and approval of the merger it will not vote its FIS shares “FOR” Proposal 1, relating to the issuance of FIS common stock under the merger agreement, at the FIS Annual Meeting.

Irrespective of the vote on the issuance of shares of FIS common stock pursuant to the merger agreement, FNF intends to vote all of its FIS shares FOR Proposals 2 through 6.

All FIS shareholders are cordially invited to attend the FIS Annual Meeting, although only those shareholders of record at the close of business on September 11, 2006 will be entitled to receive notice of, and to vote at, the FIS Annual Meeting or any adjournment thereof. Approval of Proposal 1 relating to the issuance of shares of FIS common stock pursuant to the merger agreement requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 2 relating to the amendment of the Certegy Inc. Stock Incentive Plan requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 3 relating to approval of the FIS Employee Stock Purchase Plan requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 4 relating to the approval of the FIS Annual Incentive Plan requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 5 relating to the election of directors requires an affirmative vote of a plurality of the votes cast at the FIS Annual Meeting and approval of Proposal 6 relating to the ratification of the appointment of KPMG LLP as FIS’s independent auditors, as well as any other proposal that may be properly presented at the FIS Annual Meeting, requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting. Your attention is directed to the proxy statement/prospectus accompanying this notice for a more complete statement regarding the matters proposed to be acted upon at the meeting.

FIS’s board of directors has unanimously approved the merger agreement, approved the transactions contemplated by the merger agreement and determined that the merger is in the best interests of FIS and its shareholders. FIS’s board of directors recommends that you vote FOR proposal 1 relating to the issuance of FIS common stock pursuant to the merger agreement and the other proposals described above.

ON ACCOUNT OF FNF’S CONTROLLING INTEREST IN FIS, THE BOARD OF DIRECTORS OF FIS IS NOT SOLICITING PROXIES FROM SHAREHOLDERS OF FIS IN CONNECTION WITH THE PROPOSALS TO BE VOTED UPON AT THE FIS ANNUAL MEETING. FIS SHAREHOLDERS ARE NEVERTHELESS INVITED TO ATTEND AND VOTE AT THE FIS ANNUAL MEETING.

By Order of the Board of Directors

Todd C. Johnson
Secretary

September 18, 2006

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

September 18, 2006

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS
To Be Held on October 23, 2006

To the Stockholders of Fidelity National Financial, Inc.:

The 2006 Annual Meeting of stockholders of Fidelity National Financial, Inc., which we refer to as FNF, will be held on October 23, 2006, at 9:00 a.m., local time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204. At the meeting, stockholders will vote upon the following proposals:

1.	To adopt the agreement and plan of merger, dated June 25, 2006, as amended and restated as of September 18, 2006, and approve the merger of FNF with and into Fidelity National Information Services, Inc., which we refer to as FIS, with FIS being the surviving corporation.

2.	To elect two directors to serve until the earlier of the 2009 annual meeting of stockholders or the consummation of the proposed merger.

3.	To ratify the appointment of KPMG LLP as FNF’s independent registered public accounting firm for its fiscal year ending December 31, 2006.

4.	To conduct any other matters as may properly come before the meeting and any adjournment or postponement of the meeting.

In connection with the merger referenced in Proposal 1, FNF stockholders will have the right to receive a number of shares of FIS common stock in exchange for each share of FNF common stock that they hold, equal to 96,521,877 (subject to increase under certain circumstances as described in the proxy statement/prospectus accompanying this notice) divided by the number of shares of FNF common stock outstanding immediately prior to the effective time of the merger. The terms and provisions of the merger are more fully described in the accompanying proxy statement/prospectus. A copy of the merger agreement is attached to the accompanying proxy statement/prospectus as Annex A. Under Delaware law, dissenters’ rights will not be available to FNF stockholders in connection with the merger.

Your vote is very important. To ensure that your shares of FNF common stock are represented at the FNF Annual Meeting, please complete, date, sign and return the enclosed proxy card(s) and mail it promptly in the envelope provided, or vote your shares by telephone or over the Internet as described in the accompanying proxy statement/prospectus. Completing a proxy now will not prevent you from being able to vote at the FNF Annual Meeting by attending in person and casting a vote but will help to secure a quorum and avoid additional solicitation costs. However, if you do not return or submit the proxy or vote in person at the FNF Annual Meeting, the effect will be the same as a vote against the proposal to adopt the merger agreement and approve the merger. You may revoke your proxy at any time before it is voted. Any executed but unmarked proxy card(s) will be voted FOR adoption of the merger agreement and approval of the merger and FOR the other proposals properly brought before the FNF Annual Meeting.

All FNF stockholders are cordially invited to attend this FNF Annual Meeting, although only those stockholders of record at the close of business on September 11, 2006 will be entitled to receive notice of, and to vote at, the FNF Annual Meeting or any adjournment thereof. Approval of Proposal 1 relating to the adoption of the merger agreement and approval of the merger requires an affirmative vote of a majority of the outstanding shares of common stock of FNF, approval of Proposal 2 relating to the election of directors requires an affirmative vote of a plurality of the votes cast at the FNF Annual Meeting and approval of Proposal 3 relating to ratification of the appointment of KPMG LLP as FNF’s independent auditors as well as any other proposal that may be properly presented at the FNF Annual Meeting requires an affirmative vote of a majority of the votes cast at the FNF Annual Meeting. Your attention is directed to the proxy statement/prospectus accompanying this notice for a more complete statement regarding the matters proposed to be acted upon at the meeting.

If the proposal relating to the adoption of the merger agreement and approval of the merger receives the requisite number of affirmative votes, it is expected that the merger would be consummated shortly thereafter. In that event, and if the proposal relating to the election of directors receives the requisite number of affirmative votes, the newly elected directors would serve only until such time as the merger is consummated, as FNF will no longer exist as a separate entity.

FNF’s board of directors has unanimously adopted the merger agreement and approved the merger and determined that the transactions contemplated by the merger agreement are advisable and in the best interests of FNF and its stockholders. FNF’s board of directors recommends that you vote FOR the adoption of the merger agreement and approval of the merger.

Your vote is very important. Whether or not you plan to be present at the FNF Annual Meeting, please complete, sign, date and return the enclosed proxy card(s) or vote by telephone or Internet as provided on the proxy card(s).

By Order of the Board of Directors,

Todd C. Johnson
Secretary

September 18, 2006

i

		Page

INFORMATION ABOUT FIS		146
Generally		146
Recent Developments		146
FIS’s Business		146
INFORMATION ABOUT FNF		148
FNF’s Business		148
COMPARISON OF SHAREHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS		149
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF FIS AND FNF		161
The Merger of FIS and Certegy		161
The Merger of FNF and FIS		162
Notes to Unaudited Pro Forma Combined Financial Statements		168
LEGAL MATTERS		169
EXPERTS		169
SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS		169
FIS		169
FNF		170
EXHIBIT INDEX
Annex A	Agreement and Plan of Merger, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between Fidelity National Information Services, Inc. and Fidelity National Financial, Inc.	A-1
Annex B	Amended and Restated Certegy Inc. Stock Incentive Plan	B-1
Annex C	Fidelity National Information Services, Inc. Employee Stock Purchase Plan	C-1
Annex D	Fidelity National Information Services, Inc. Annual Incentive Plan	D-1
Annex E	Opinion of Stephens, Inc., dated June 25, 2006	E-1
Annex F	Opinion of Bear Stearns & Co. Inc., dated June 25, 2006	F-1
Annex G	Securities Exchange and Distribution Agreement, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between Fidelity National Financial, Inc. and Fidelity National Title Group, Inc.	G-1
EXHIBIT 4.1
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

WHERE YOU CAN FIND MORE INFORMATION

FIS and FNF file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, FIS has filed a registration statement under the Securities Act with the SEC that registers the shares of FIS common stock that may be issued in the merger. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about FIS. The rules and regulations of the SEC allow us to omit from this proxy statement/prospectus some of the information included in the registration statement.

You may read and copy reports, statements or other information filed by FIS and FNF at the SEC’s public reference room:

100 F Street, N.E.
Room 1580
Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

SEC filings made by FIS and FNF are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

In addition, FIS’s SEC filings are also available for free to the public on FIS’s website, www.fidelityinfoservices.com, and FNF’s filings with the SEC are also available for free to the public on FNF’s website, www.fnf.com. These URLs and the SEC’s URL above are intended to be inactive textual references only. Information contained on FIS’s website and FNF’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on those websites as part of this proxy statement/prospectus.

The SEC allows FIS and FNF to “incorporate by reference” information into this proxy statement/prospectus. This means that companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is part of this proxy statement/prospectus, except to the extent information included in this proxy statement/prospectus or in a document subsequently filed with the SEC that is incorporated by reference supersedes it.

This proxy statement/prospectus incorporates by reference the documents listed below that FIS and FNF have previously filed with the SEC. These documents contain important information about FIS and FNF and their respective financial condition.

FIS SEC Filings (SEC File Number 1-6427)

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Amended Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Forms 10-Q for the quarters ended March 31 and June 30, 2006;

•	Current Reports on Form 8-K filed with the SEC on January 25, February 6, March 17, and June 29, 2006; and

•	The description of FIS’s common stock, par value $0.01 per share, contained in FIS’s Registration Statement on Form 10-12B/A filed with the SEC on June 11, 2004, including any amendment or report filed for the purpose of updating such description.

FNF SEC Filings (SEC File Number 1-9396)

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Amended Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Forms 10-Q for the quarters ended March 31 and June 30, 2006;

•	Current Reports on Form 8-K filed with the SEC on January 24, February 6, February 6, February 14, March 6, May 5, June 6, 2006 and June 29, 2006; and

•	The description of FNF’s common stock, par value $0.0001 per share, contained in FNF’s Registration Statement on Form 8-A filed with the SEC on February 4, 1992, including any amendment or report filed for the purpose of updating such description.

FNF and FIS are also incorporating by reference any additional documents that either of them may file with the SEC after the date of this proxy statement/prospectus and before the date of its respective annual meeting. These documents include reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Nothing in this proxy statement/prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to applicable SEC rules and forms unless such furnished information otherwise provides it is to be incorporated by reference.

FIS has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to FIS, and FNF has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to FNF.

You can obtain any of the documents incorporated by reference in this document through FIS or FNF, as appropriate, or from the SEC through the SEC web site referred to above. Documents incorporated by reference are available from the applicable company without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone or email from the appropriate company at the following addresses and telephone numbers or obtaining them from each company’s website listed below:

Fidelity National Information Services, Inc.	Fidelity National Financial, Inc.
601 Riverside Avenue	601 Riverside Avenue
Jacksonville, Florida 32204	Jacksonville, Florida 32204
Attention: Corporate Secretary	Attention: Corporate Secretary
(904) 854-8100	(904) 854-8100
www.fidelityinfoservices.com	www.fnf.com

If you would like to request documents, you must do so by October 16, 2006, in order to receive them before the annual meetings.  Requested documents will be mailed to you by first-class mail, or another equally prompt means, as promptly as practicable after receipt of your request.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus in voting your shares at the annual meetings. We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. If anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the shares of FIS common stock offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETINGS AND THE MERGER

The following questions and answers briefly address some commonly asked questions about the annual meetings and the merger. They do not include all the information that may be important to you. FIS and FNF urge you to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referenced in this proxy statement/prospectus. Page references are included in certain parts of this summary to direct you to a more detailed description of topics presented elsewhere in this proxy statement/prospectus.

The Merger

Q:	Why am I receiving this proxy statement/prospectus?

A:	FNF and FIS (FNF’s public subsidiary in which FNF currently has a direct 50.5% interest and an indirect 0.8% interest through subsidiaries) have agreed to enter into a merger transaction whereby FNF would be merged with and into FIS, and FNF stockholders would receive shares of FIS common stock in exchange for their shares in connection with the merger. Upon the consummation of the merger, FIS would be the surviving corporation in the merger and FNF’s separate corporate existence would cease. The terms of the merger are set forth in the merger agreement which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. When the merger is completed, FNF stockholders will have the right to receive a number of shares of FIS common stock, par value $0.01 per share, in exchange for each share of FNF common stock, par value $0.0001 per share, that they hold, equal to the conversion ratio as defined below. As a result of this formula, if the merger were effected as of the date of this proxy statement/prospectus, FNF stockholders would own 51.0% of the outstanding common stock of FIS. FIS shareholders will not be directly affected by the merger, except for FNF, whose shares of FIS common stock will be retired as part of the merger, and for limited changes described elsewhere in this proxy statement/prospectus (such as changes in the potential number of outstanding shares of FIS common stock and changes in management and related-party agreements).

To complete the merger, FIS shareholders must vote to approve the issuance of shares of FIS common stock in the merger and FNF stockholders must vote to adopt the merger agreement and approve the merger. FIS and FNF will hold separate annual meetings to obtain these approvals.

This proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the annual meetings. As to FNF stockholders, the enclosed voting materials allow you to vote your shares without attending the FNF Annual Meeting. The vote of each FNF stockholder is very important. We encourage FNF stockholders to vote as soon as possible.

Q:	What other transactions are contemplated in connection with the merger?

A:	The merger is part of a larger organizational restructuring of FNF and its subsidiaries. In connection with the merger, on June 25, 2006 Fidelity National Title Group, Inc., which we refer to as FNT, entered into a securities exchange and distribution agreement, as amended and restated as of September 18, 2006, which we refer to as the distribution agreement, with FNF. Under the distribution agreement, FNF will contribute substantially all of its assets (other than its ownership interests in the capital stock of FIS, FNT and a small wholly owned subsidiary of FNF, FNF Capital Leasing, Inc., which we refer to as FNF Leasing) and liabilities to FNT in exchange for shares of FNT’s Class A common stock. Concurrently with these transactions, all of the shares of FNT Class B common stock held by FNF will be converted into shares of FNT Class A common stock, and immediately thereafter, these converted shares, together with the shares of FNT acquired by FNF from FNT, will be distributed by FNF to the holders of FNF outstanding capital stock. This distribution is referred to as the spin-off. Pursuant to the spin-off, such FNF stockholders will receive shares of FNT common stock representing approximately 85% of FNT’s common stock outstanding on a fully-diluted basis immediately after the proposed transactions. Shortly after the spin-off, FNF Leasing will merge with and into a newly formed wholly owned subsidiary of FIS, which we refer to as the Leasing merger, in exchange for the issuance to FNF of 307,377 shares of FIS common stock. After the spin-off and Leasing merger, and immediately prior to the merger, FNF’s only asset would be its stock ownership in FIS. It is expected that the merger would be completed approximately two weeks following the spin-off. FNF stockholders will also receive a prospectus of FNT relating to the FNT shares to be distributed in the spin-off, which such stockholders should read carefully.

In order to complete the proposed transactions under the distribution agreement, all of the conditions to the consummation of the merger of FNF and FIS and the Leasing merger must be satisfied (other than (i) conditions that, by their terms, are to be satisfied on the closing date for such transactions, (ii) the occurrence of the spin-off and (iii) in the case of the merger, the occurrence of the Leasing merger). In addition, in order for the merger to be completed, the proposed transactions under the distribution agreement and the Leasing merger must first be completed.

In general terms, the proposed transactions contemplated under the distribution agreement involve the transfer by FNF to FNT of all of its right, title and interest to FNF’s property and casualty specialty insurance business, insurance claim management services, real estate holdings and certain other assets, including cash. In exchange, FNT will transfer to FNF a number of shares of FNT Class A common stock, which we refer to as the FNT exchange number, equal to (i) 33,563,829 plus (ii) the amount of cash and certain investment assets included in the contributed assets (not to exceed $275,000,000 for purposes of this calculation) divided by $23.50. FNT will also assume all liabilities of FNF, except for: liabilities of FNF to the extent FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing has agreed in writing to be responsible therefor; liabilities of FNF to the extent they relate to the ownership or operation of the assets or properties, or the operations or conduct of the business, of FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing, in each case to the extent FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing has, as of or prior to the closing, agreed to be responsible therefor; guaranties or other similar contractual liabilities of FNF in respect of a primary liability of FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing; certain limited liabilities of FNF in respect of taxes, which are the subject of a tax disaffiliation agreement among FNF, FIS and FNT; certain liabilities arising from the operations or conduct of the business of FNF after the date that is 30 days after the closing under the distribution agreement if the merger is not then complete; and liabilities for any transaction bonuses (described below) that may be paid to certain executive officers of FNF.

Following the completion of the proposed transactions, FNT will change its name to “Fidelity National Financial, Inc.” and FNT’s common stock will be listed and traded on the New York Stock Exchange under the symbol “FNF.”

Q.	Why are FNF and FIS entering into the merger?

A:	FNF and FIS are proposing the merger because they believe that it will benefit the holders of stock of both companies. From FNF’s perspective, stockholders of FNF will receive equivalent value for their current indirect holdings of FNT and FIS in the form of direct holdings of FIS shares and FNT shares. FNF believes that the holding company structure, with FNF holding ownership stakes in public and private operating subsidiaries, including FIS, has resulted in a discount in the value of FNF in relation to the aggregate value of the businesses it owns. Further, both FNF and FIS believe that the majority ownership stake that FNF has in FIS limits the public float of FIS, which may reduce the number of eligible shareholders for FIS and limit trading liquidity, and thus limit the valuation of the stock of FIS. Furthermore, eliminating the majority ownership stake is expected to make it easier for FIS to issue shares for acquisitions and for management incentives.

Q:	When is the merger expected to be completed?

A:	If the shareholders of FIS and the stockholders of FNF both give their approval in connection with the merger, the merger is expected to be completed following the satisfaction of the other conditions to the merger, including stockholders of FNT approving the proposed transactions under the distribution agreement, the occurrence of the spin-off in accordance with its terms, the occurrence of the Leasing merger in accordance with its terms, the receipt of a private letter ruling from the Internal Revenue Service and one or more opinions from the parties’ tax advisors, receipt of governmental and regulatory consents and termination or expiration of any waiting period under the Hart-Scott Rodino Act. There may be a substantial period of time between the approval of the proposals at the FIS Annual Meeting and the FNF Annual Meeting and the effectiveness of the merger. The merger is currently expected to be completed in the fourth quarter of 2006.

Q:	What will FNF stockholders receive in the merger?

A:	Under the terms of the merger agreement, for each FNF share FIS will issue that number of shares of FIS common stock equal to 96,521,877 divided by the aggregate number of shares of FNF common stock outstanding immediately prior to the effective time of the merger. Alternatively, for each FNF share FIS may issue that number of shares at FIS common stock equal to 96,624,336 divided by the aggregate number of shares of FNF common stock outstanding immediately prior to the effective time of the merger under certain circumstances described below. We refer to the number determined based on the foregoing calculations as the conversion ratio.

The aggregate number of shares of FIS common stock that current FNF stockholders will receive in connection with the merger depends on the number of shares of FIS common stock issued to FNF in connection with the Leasing merger. FNF Leasing currently owns 75% of FNF Capital LLC, and based on that 75% ownership, the number of shares of FIS common stock to be issued to FNF in connection with the Leasing merger is 307,377. In such event, the aggregate number of FIS shares to be issued to FNF stockholders would be 96,521,877. If FNF Leasing’s ownership of FNF Capital LLC increases to 100%, the number of shares of FIS common stock to be issued to FNF in connection with the Leasing merger would be 409,836. In such event, FNF stockholders will have the right to receive an aggregate of 96,624,336 shares of FIS common stock.

Unless otherwise noted, this proxy statement/prospectus assumes that FNF Leasing will continue to own only 75% of its subsidiary FNF Capital LLC. However, approval of the issuance of shares under the merger agreement will constitute approval of the issuance of all shares that may be issued, including any additional shares of FIS common stock that would be issued if FNF Leasing increased its ownership of its subsidiary FNF Capital LLC to 100%.

Accordingly, based on the 176,444,440 shares of FNF common stock issued and outstanding as of August 31, 2006, each FNF stockholder would receive 0.547 of a share of FIS common stock (assuming the number of outstanding shares of FNF common stock is the same immediately prior to the effective time of the merger) per share of FNF common stock, which would represent approximately 51.0% of the issued and outstanding FIS common stock after the merger. In addition, as of such date there were approximately 13.5 million outstanding options to purchase FNF common stock. To the extent that any of these options are exercised prior to the effective time of the merger, the amount of FIS common stock received for each FNF share will decrease.

Q.	What will FIS shareholders receive in the merger?

A:	FIS shareholders (except FNF) will keep their current holdings of FIS common stock.

Q:	What will happen to the shares of FIS common stock owned by FNF at the time of the merger?

A:	These shares will be retired as of the effective time of the merger. Consequently they will not be outstanding after such time and will be returned to FIS’s authorized and unissued share capital.

Q:	Will FIS issue fractional shares in the merger?

A:	No fractional shares of FIS common stock will be issued. Any holder of shares of FNF common stock entitled to receive a fractional share of FIS common stock will be entitled to receive a cash payment in lieu thereof, in an amount equal to the holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the exchange agent, on behalf of all such holders, of the shares of FIS common stock constituting the excess of (i) the number of whole shares of FIS common stock delivered to the exchange agent by FIS over (ii) the aggregate number of whole shares of FIS common stock to be distributed to holders of FNF common stock, which we refer to as the excess shares. As soon as practicable following the effective time of the merger, the exchange agent will determine the number of excess shares and, as agent for the former holders of FNF common stock, will sell the excess shares at the prevailing prices on the NYSE. The exchange agent will deduct from the proceeds of the sale of the excess shares all commissions, withholding taxes, transfer taxes and other out-of-pocket transaction costs including the expenses and compensation of the exchange agent incurred, in connection with such sale of excess shares.

Q:	What will happen to FNF stock options and shares of FNF restricted stock?

A:	Prior to the merger, FNF stock options and shares of restricted stock held by persons who will be employed by or serve as a director of FNT, referred to as FNT service providers, will be replaced with FNT stock options and shares of restricted stock pursuant to the terms of the distribution agreement, except as set forth below with respect to the dual service providers. At the time of the merger, FNF stock options and shares of FNF restricted stock held by persons who will be employed by or serve as a director of FIS, referred to as FIS service providers, will be treated as follows:

• Stock Options:  FNF stock options held by FIS service providers (other than dual service providers) will be assumed by FIS, with the same terms and conditions as the FNF options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FNF and FIS common stock.

• Restricted Stock:  All holders of FNF restricted stock will receive FNT shares in connection with the distribution of FNT shares in the same proportion as other FNF stockholders, with such shares subject to the same transfer restrictions and forfeiture conditions as the corresponding FNF restricted stock based upon continued service with FNT or FIS, as the case may be. Each share of FNF restricted stock held by an FIS service provider (other than dual service providers) will be converted into shares of FIS restricted stock based on the conversion ratio. This FIS restricted stock will be subject to the same transfer restrictions and forfeiture conditions as the corresponding FNF restricted stock based upon continued service with FIS.

In addition, William P. Foley, II, Alan L. Stinson and Brent B. Bickett entered into an agreement with FNF on June 25, 2006, pursuant to which FNF has the right to cash out a certain number of the FNF stock options held by Messrs. Foley, Stinson and Bickett for their fair market value as of the date FNF elects to exercise such right or cause these individuals to exercise such options. With respect to FNF stock options held by Messrs. Foley, Stinson and Bickett that are not subject to the agreement, and with respect to FNF stock options held by other persons who, like Messrs. Foley, Stinson and Bickett, will be employed by or serve as a director of both FNT and FIS after the transactions, whom we refer to as dual service providers, 50% of the FNF options held by these individuals will be assumed by FIS as explained above, and the remaining 50% will be replaced with FNT stock options pursuant to the terms of the distribution agreement. In addition, with respect to dual service providers, 50% of their FNF restricted stock will be replaced with FNT restricted stock and 50% will be converted into FIS restricted stock.

As of August 31, 2006, the intrinsic value of all FNF options held by FIS employees (including dual service providers) would have resulted in the issuance of approximately 3.1 million FIS options.

Q:	Will the merger affect FIS stock options?

A:	For most employees, no. However, FIS stock options held by an employee or director who will be employed solely by or serve solely as a director of FNT will fully vest as of the effective time of the spin-off.

Q:	What will happen to FNF’s employee benefits plans in the merger?

A:	Prior to the spin-off under the distribution agreement, FNF will cause the sponsorship of all FNF employee benefit plans, including all related insurance policies and service agreements, to be transferred to FNT, and FNT will assume sponsorship of such plans.

Q:	Will FNF employees who will work for FIS be eligible to participate in FIS’s employee benefit plans?

A:	Yes. FIS will provide coverage for FNF employees who will become employees of FIS under its health and welfare plans. FIS will also cause any benefit plan in which employees of FNF and its subsidiaries are eligible to participate after the spin-off to take into account the employees’ service with FNF and its subsidiaries for purposes of eligibility, vesting, and benefit accrual.

Q:	What are the tax consequences of the merger to me?

A:	As one of the conditions to the consummation of the spin-off and merger, FNF is to receive a ruling from the Internal Revenue Service and an opinion of its special tax advisor, Deloitte Tax LLP, together to the effect that the spin-off and merger will be tax free under the Internal Revenue Code to FNF, FIS and FNF’s stockholders (except that FNF’s stockholders will recognize gain or loss attributable to the receipt of cash in lieu of fractional shares of FNT common stock pursuant to the spin-off and FIS common stock pursuant to the merger). The FIS shareholders (other than FNF) are not parties to the proposed transactions; therefore, there will be no tax consequences to them as a result of the proposed transactions.

Q:	What will happen to the dividend on common shares for FIS and FNF after completion of the merger?

A:	Upon completion of the merger, holders of FIS common stock will continue to receive dividends, if declared by the FIS board of directors, as they have been receiving them from FIS prior to the merger. After the closing, former FNF stockholders who were holders of certificated FNF common stock and have surrendered their FNF share certificates according to the instructions provided to them, will receive the same dividends, if any, on the FIS shares that they receive in the merger that all other holders will receive on FIS common stock with any dividend record date that occurs after the merger is completed. Former FNF stockholders who hold FNF stock certificates will not be entitled to receive dividends otherwise payable on the FIS common stock into which their FNF common stock is exchangeable until they surrender their FNF stock certificates according to the instructions provided to them. Dividends will be accrued for these stockholders and they will receive the accrued dividends when they surrender their FNF stock certificates.

FIS began declaring cash dividends to common shareholders in the first quarter of 2006. The declaration and payment of future dividends is at the discretion of the FIS board of directors, and depends on, among other things, FIS’s investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by the FIS board of directors, including legal and contractual restrictions.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. A description of some of the risks that should be considered in connection with the merger is included in this proxy statement/prospectus under the heading “Risk Factors.”

Q:	How do I vote?

A:	If you are a stockholder of FNF, you may vote before the FNF Annual Meeting in one of the following ways:

• use the toll-free number shown on your proxy card and follow the instructions on the proxy card;

• by Internet, use a unique password printed on your proxy card and follow instructions on the proxy card; or

• complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a shareholder of FIS, you are not being solicited to complete and return a proxy card. You are invited to attend and vote at the FIS Annual Meeting, but based on FNF’s and its subsidiaries’ ownership of approximately 51.3% of FIS’s voting power, the minimum requisite amount of votes for adoption of the proposal that FIS issue shares of its common stock pursuant to the merger agreement and for all the other proposals at the FIS Annual Meeting will be obtained through the vote by FNF of its FIS shares.

Q:	What does it mean to vote by proxy?

A:	It means that you give someone else the right to vote your shares in accordance with your instructions. In this case, FNF is asking you to give your proxy to FNF’s Chief Executive Officer and Chairman of the Board and to FNF’s Executive Vice President and Chief Operating Officer, who are sometimes referred to as the “proxy holders.” By giving your proxy to the proxy holders, you assure that your vote will be counted even if you are unable to attend the annual meeting. If you give your proxy but do not include specific instructions on how to vote on a particular proposal described in this proxy statement/prospectus, the proxy holders will vote your shares in accordance with the recommendation of the board of directors for such proposal.

Q:	If my FNF shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker does not have authority to vote on the proposals in connection with the merger without instruction from you. Your broker will vote your FNF shares held by it in “street name” only if you provide instructions to it on how to vote with respect to these matters. You should follow the directions your broker provides.

Q:	What if I do not vote my FNF shares on the matters relating to the merger?

A:	If you are an FNF stockholder and you fail to respond with a vote or instruct your broker how to vote on the merger proposal, it will have the same effect as a vote against the proposal. If you respond and abstain from voting, your proxy will have the same effect as a vote against the proposal. If you respond but do not indicate how you want to vote on the proposal, your proxy will be counted as a vote in favor of the proposal.

Q:	What happens if other matters are raised at the meeting?

A:	Although FIS and FNF are not aware of any matters to be presented at the annual meetings other than those contained in the Notices of Annual Meeting, if other matters are properly raised at either meeting in accordance with the procedures specified in FIS’s charter and bylaws or in FNF’s charter and bylaws, such matters will be acted upon. In the case of FNF, all FNF proxies given to the proxy holders will be voted in accordance with the proxy holders’ best judgment and stockholders attending the FNF Annual Meeting (other than those who have given and not revoked proxies) will be given the chance to vote on such other matters, and in the case of FIS, shareholders attending the FIS annual meeting will be given the chance to vote on such other matters.

Q:	Who can answer questions about the merger?

A:	If you are an FIS shareholder or an FNF stockholder and you have any questions about the merger or your annual meeting, need assistance in voting your shares, or need additional copies of this proxy statement/prospectus or the enclosed proxy card(s), you should contact:

Morrow & Co.
470 West Avenue
Stamford, CT 06902
(800) 662-5200

Q:	What should I do now?

A:	You should read this proxy statement/prospectus carefully, including the annexes. If you are an FNF stockholder and you own FNF common stock in your own name, return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or vote by telephone or over the Internet as soon as possible so that your shares will be represented and voted at the FNF Annual Meeting. If you are an FNF stockholder and your shares are held in “street name” through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee.

Q:	Should I send in my FNF stock certificates with my proxy card?

A:	No. On or promptly after the completion of the merger, Continental Stock Transfer & Trust, FNF’s exchange agent for purposes of the merger, will mail a transmittal letter to FNF stockholders, which transmittal letter will provide instructions for use in effecting the surrender of FNF stock certificates in exchange for FIS shares and, if applicable, cash in lieu of fractional shares. No stock certificates should be sent to either FNF or FIS.

Q:	If I am an FNF stockholder and am going to attend the FNF Annual Meeting, should I return my proxy card(s)?

A:	Yes. Returning your signed and dated proxy card(s) or voting by telephone or over the Internet ensures that your shares will be represented and voted at the FNF Annual Meeting. See “The FNF Annual Meeting — How to Vote” beginning on page 40.

Q:	What does it mean if I receive multiple proxy card(s)?

A:	Your shares may be registered in more than one account, such as a brokerage account and a 401(k) account. It is important that you complete, sign, date and return each proxy card you receive, or, if available, vote using the telephone or the Internet as described in the instructions included with your proxy card(s).

Q:	If I am an FNF stockholder, can I change my vote after I deliver my proxy?

A:	Yes. You may change your vote at any time before the vote takes place at the FNF Annual Meeting. To change your vote, you may submit a new proxy card(s) by mail or submit a new proxy by telephone or over the Internet. An FNF stockholder of record may send a signed written notice to FNF’s Corporate Secretary stating that he/she would like to revoke his/her proxy. If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

You may also change your vote by attending the FNF Annual Meeting and voting in person. However, if you elect to vote in person at the FNF Annual Meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares.

Q:	What constitutes a quorum?

A:	A quorum is present if a majority of the outstanding shares of common stock entitled to vote is represented. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

Q:	What are broker non-votes?

A:	Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the meeting. If that happens, the nominees may vote those shares only on matters deemed “routine” by the NYSE, such as election of directors or ratification of auditors. Nominees cannot vote on non-routine matters, unless they receive voting instructions from beneficial holders, resulting in so-called “broker non-votes.” For purposes of the NYSE requirement that the total votes cast represent over fifty percent of all shares entitled to vote on a proposal, broker non-votes will not count as votes cast. For purposes of the Delaware law requirement that the FNF proposals receive the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote, broker non-votes will have no effect.

Q:	What if I share a household with another stockholder?

A:	Both FIS and FNF have adopted a procedure approved by the SEC called “householding.” Under this procedure, shareholders/stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of an annual report and this proxy statement/prospectus unless one or more of these shareholders/stockholders notifies FIS or FNF that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees for both companies. Shareholders/stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings. If you are eligible for householding, but you and other shareholders/stockholders of record with whom you share an address currently receive multiple copies of annual reports and/or proxy statements, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the annual report and/or proxy statement for your household, please contact FNF’s transfer agent, Continental Stock Transfer & Trust (in writing: 17 Battery Place, 8th Floor, New York, NY 10004; by telephone: (212) 509-4000) or FIS’s transfer agent, Computershare Investor Services (in writing: P.O. Box 43023, Providence, RI 02940, by telephone: (781) 575-3605). If you participate in householding and wish to receive a separate copy of the 2005 Annual Report for FIS or FNF or this proxy statement/prospectus, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and/or proxy statements, please contact Continental Stock Transfer & Trust, in the case of FNF, or Computershare Investor Services, in the case of FIS, as indicated above. Beneficial stockholders can request information about householding from their banks, brokers or other holders of record. Both FIS and FNF hereby undertake to deliver promptly upon written or oral request, a separate copy of their respective annual report to stockholders, or proxy statement, as applicable, to FIS shareholders or FNF stockholders at a shared address to which a single copy of the document was delivered.

Q:	Where can I find more information about FIS and FNF?

A:	You can find more information about FIS and FNF from various sources described under “Where You Can Find More Information” beginning on page 1.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and may not include all the information that is important to you. To understand fully the proposed merger, and for a more detailed description of the terms and conditions of the merger and other matters being considered at your annual meeting, you should read this entire proxy statement/prospectus and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page 1. We have included page references parenthetically in this summary to direct you to a more detailed description of each topic presented in this summary.

Information about FIS (beginning on page 146)

On February 1, 2006, FIS, then named Certegy Inc., which we refer to as Certegy, consummated a business combination with Fidelity National Information Services, Inc., a Delaware corporation, which we refer to as Old FIS. FIS has combined the technology solutions, processing services and information services of Old FIS with the card and check services of Certegy to create a business that offers a wide range of product, service and solutions offerings to financial institutions, mortgage lenders, real estate professionals and merchants in the United States and internationally.

Over 7,800 financial institutions use FIS’s technology solutions, processing services and information services, including 44 of the 50 largest banks in the United States. FIS’s technology solutions process nearly 50% of all U.S. residential mortgage loans by dollar volume with balances exceeding $3.8 trillion, and over 235 million deposit accounts and non-mortgage consumer loans and leases are processed on its core bank processing platform. FIS also provides customized business process outsourcing related to aspects of the origination and management of mortgage loans to national lenders and loan servicers. As a result of the combination with Old FIS, FIS now provides services that span the entire home purchase and ownership life cycle, from contract through closing, refinancing and resale. The information services FIS offers, including property data and real estate-related services, are used by mortgage lenders, mortgage investors and real estate professionals to complete residential real estate transactions throughout the United States.

Information about FNF (beginning on page 146)

FNF is a holding company that, through its operating subsidiaries, provides outsourced products and services to a variety of industries. During 2005, FNF completed certain strategic initiatives, including contributing its title operations to a newly formed subsidiary, FNT, which in turn became a majority-owned, publicly traded company; selling a minority interest in FNF’s subsidiary, Old FIS; and agreeing to merge Old FIS with a separate publicly-traded company, Certegy. Through FNT, FNF is one of the largest title insurance companies in the United States, with FNT having approximately 29.0% national market share. Through FIS, FNF provides industry leading data processing, payment and risk management services to financial institutions and retailers. Through FNF’s other wholly-owned subsidiaries, FNF provides specialty insurance products, including flood insurance, homeowners insurance and home warranty insurance. Since February 1, 2006, when FNF closed its acquisition of an approximately 40% interest in Sedgwick CMS Holdings, Inc., which we refer to as Sedgwick, FNF has, through its operating subsidiaries, been a provider of outsourced insurance claims management services to large corporate and public sector entities. As described below, immediately prior to the merger, FNF will have no assets other than its ownership of FIS common stock and its rights under certain agreements entered into pursuant to the securities exchange and distribution agreement between FNF and FNT.

The Merger (beginning on page 43)

General

FIS and FNF have reached an agreement for FIS to acquire FNF by merging FNF with and into FIS. Upon completion of the merger, the separate corporate existence of FNF will cease and FIS will continue as the surviving corporation. At the same time that it entered into the merger agreement with FIS, FNF entered into the securities exchange and distribution agreement, which we refer to as the distribution agreement, with FNT under which FNF will transfer its interests in certain companies and certain other assets to FNT in exchange for shares of FNT Class A common stock and the assumption by FNT of certain liabilities of FNF (as provided in the distribution agreement) prior to the merger of FNF into FIS. Following the contribution of assets by FNF to FNT, FNF will convert all of its shares of FNT Class B common stock into shares of FNT Class A common stock. Immediately thereafter, FNF will distribute the converted shares, together with the shares of FNT Class A common stock transferred to FNF by FNT, to the holders of the outstanding capital stock of FNF. We refer to this distribution as the spin-off. Upon completion of the spin-off, FNF will have no assets other than its ownership of FIS common stock and ownership of FNF Leasing, which will merge with and into a subsidiary of FIS shortly after the spin-off. The merger agreement provides that prior to the effective time of the merger, FIS will amend and restate the Amended and Restated Certegy Inc. Stock Incentive Plan to increase the total number of shares available by an additional 4,000,000 shares. It is contemplated that the merger would be completed approximately two weeks following the spin-off.

The boards of directors of FIS and FNF both believe that the merger will provide benefits to their respective shareholders and stockholders and that the merger will be in the best interests of their respective companies, shareholders and stockholders. To review the reasons for the merger in greater detail, see “The Merger — FIS’s Reasons for the Merger and Recommendation of FIS’s Board of Directors” beginning on page 51 and “The Merger — FNF’s Reasons for the Merger and Recommendation of FNF’s Board of Directors” beginning on page 52.

We urge you to read carefully the entire merger agreement attached to this proxy statement/prospectus as Annex A because it sets forth the terms of and is the principal legal document governing the merger.

Required Votes

The proposal relating to the issuance of shares of FIS common stock in connection with the merger requires the approval of a majority of the votes cast on such proposal by the holders of FIS common stock at the FIS Annual Meeting. FNF will vote its FIS common stock in favor of the issuance of shares. See “The FIS Annual Meeting — Quorum and Voting Rights” beginning on page 36.

The affirmative vote of holders of a majority of the outstanding shares of FNF common stock is required for adoption of the merger agreement and approval of the merger by the FNF stockholders. See “The FNF Annual Meeting — Quorum and Voting Rights” beginning on page 38.

Merger Consideration

When the merger is completed, FNF stockholders will have the right to receive that number of shares of FIS common stock in exchange for each share of FNF common stock that they hold, equal to 96,521,877 divided by the number of FNF shares outstanding immediately prior to the effective time of the merger. Alternatively, FNF stockholders may have the right to receive that number of shares of FIS common stock in exchange for each share of FNF common stock that they hold, equal to 96,624,336 divided by the aggregate number of FNF shares outstanding immediately prior to the effective time of the merger under certain circumstances described below. We refer to the number determined based on the foregoing calculations as the conversion ratio.

The aggregate number of shares of FIS common stock that current FNF stockholders will receive in connection with the merger depends on the number of shares of FIS common stock issued to FNF in connection with the Leasing merger. FNF Leasing currently owns 75% of FNF Capital LLC, and based on that 75% ownership, the number of shares of FIS common stock to be issued to FNF in connection with the Leasing merger is 307,377. In such event, the aggregate number of FIS shares to be issued to FNF stockholders would be 96,521,877. If FNF Leasing’s ownership of FNF Capital LLC increases to 100%, the number of shares of FIS common stock to be issued to FNF in connection with the Leasing merger would be 409,836. In such event, FNF stockholders will have the right to receive an aggregate of 96,624,336 shares of FIS common stock.

Unless otherwise noted, this proxy statement/prospectus assumes that FNF Leasing will continue to own only 75% of its subsidiary FNF Capital LLC. However, approval of the issuance of shares under the merger agreement will constitute approval of the issuance of all shares that may be issued, including any additional shares of FIS common stock that would be issued if FNF Leasing increased its ownership of its subsidiary FNF Capital LLC to 100%.

Accordingly, based on the 176,444,440 shares of FNF common stock issued and outstanding as of August 31, 2006, each FNF stockholder would receive 0.547 of a share of FIS common stock (assuming the number of outstanding shares of FNF common stock is the same immediately prior to the effective time of the merger) for each share of FNF common stock. In addition, as of August 31, 2006, the number of outstanding options to purchase FNF common stock was approximately 13.5 million. To the extent any of these FNF options are exercised prior to the effective time of the merger, the amount of FIS common stock received for each FNF share will decrease. Upon consummation of the merger, FNF’s existence as a separate entity will cease, its ownership interest in FIS will terminate and its FIS shares will be retired to FIS’s authorized and unissued share capital. FIS’s shareholders will not be directly affected by the merger, except as otherwise described under the section of this proxy statement/prospectus captioned “The Merger Agreement — Holders of FIS Common Stock” on page 75.

No fractional shares of FIS common stock will be issued. Any holder of shares of FNF common stock entitled to receive a fractional share of FIS common stock will be entitled to receive a cash payment in lieu thereof, in an amount equal to that holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the exchange agent, on behalf of all such holders, of the shares of FIS common stock constituting the excess of (i) the number of whole shares of FIS common stock delivered to the exchange agent by FIS over (ii) the aggregate number of whole shares of FIS common stock to be distributed to holders of FNF common stock, which we refer to as the excess shares. As soon as practicable following the effective time of the merger, the exchange agent will determine the number of excess shares and, as agent for the former holders of FNF common stock, will sell the excess shares at the prevailing prices on the NYSE. The exchange agent will deduct from the proceeds of the sale of the excess shares all commissions, withholding taxes, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the exchange agent, incurred in connection with such sale of excess shares.

The stock consideration and cash in lieu of fractional shares that FIS will pay to FNF stockholders is referred to as the merger consideration. The number of shares to be issued by FIS is fixed and neither FIS nor FNF has the right to terminate the merger agreement based solely on changes in either party’s stock price. The market value of FIS common stock that FNF stockholders receive in the merger may fluctuate significantly from its current value.

Holders of FIS Common Stock (beginning on page 75)

The shares of FIS common stock held by FIS shareholders will not be directly affected by the merger, except that the shares of FIS common stock held by FNF will be retired and the percentage of total FIS common shares outstanding owned by FIS shareholders immediately prior to the consummation of the merger will be subject to dilution by FNF stock options assumed by FIS and converted into FIS stock options in connection with the merger. As of August 31, 2006, there were approximately 2.8 million FNF options outstanding that were held by employees of FIS or employees and directors of FNF who will become employees or directors of FIS. Any of these options that remain outstanding as of the consummation of the merger will be assumed by FIS and converted into FIS options based on their intrinsic value as of the consummation of the merger. Additionally, we anticipate that 1,410,000 FIS options will be granted to certain executive officers and non-employee FIS directors upon consummation of the merger.

Interests of Directors and Executive Officers in the Proposed Transactions (beginning on page 66)

In connection with the proposed transactions, FIS will enter into a new employment agreement with Mr. Foley effective as of the spin-off, and he will also receive a grant of 830,000 options to purchase shares of FIS’s common stock, with 3 year graded vesting (1/3 each year) and a 7 year term, immediately following the merger. Additionally, Mr. Foley currently holds 5,408,216 options to purchase FNF common stock, a portion of which will be converted into options to purchase FIS or FNT stock as described below, although 3,856,684 of such options will be exercised or cashed out prior to the spin-off pursuant to the terms of the option letter agreement among FNF, William P. Foley, II, Alan L. Stinson and Brent B. Bickett. See “The Merger Agreement — Principal Covenants and Agreements — Other Covenants and Agreements — Option Letter Agreement” beginning on page 76. In addition, Mr. Foley owns, in the aggregate, 5,752,040 shares including 110,000 restricted shares of FNF common stock and will receive shares of FIS’s common stock, with the shares received in respect of restricted stock to be subject to the same terms, conditions and restrictions, in respect thereof in connection with the merger. Other officers and directors of FNF and FIS also own shares of FNF stock, FNF options and restricted stock that will be similarly treated in connection with the merger.

Also in connection with the proposed transactions, FNT will enter into a new employment agreement with Mr. Foley and he will also receive a grant of 475,000 shares of FNT restricted stock.

Both FIS and FNT will enter into new employment agreements with Messrs. Stinson and Bickett, and both will receive equity awards from FIS and FNT in connection with the proposed transactions.

Under the distribution agreement, FNT has agreed to indemnify each person who, prior to the closing, was an officer or director of FNF to the same extent that such officer or director was indemnified by FNF under FNF’s charter and by-laws. FNT will also purchase and maintain for at least six years after date of closing a directors’ and officers’ insurance policy insuring directors, officers and employees of FNF and its subsidiaries (but not directors, officers or employees of FIS and its subsidiaries acting in their capacity as such) and providing coverage at least as favorable to the insured persons as FNF’s current director’s and officer’s insurance.

In addition, the FNF Compensation Committee is evaluating paying transaction bonuses to a group of officers of FNF, including Messrs. Foley, Stinson, and Bickett. The purpose of the transaction bonus is to reward certain officers for their efforts towards successful completion of the merger and the proposed transactions. The merger is the final step of FNF’s long-term strategy, which has included previous acquisitions (Alltel Information Services for example) and reorganizations. The result of FNF’s long-term strategy has been the creation of significant value for shareholders and a rate of return that has consistently been better than that of the S&P 500 since 1987. If FNF shareholders approve the proposed transactions and the Committee is confident that the transactions will close, the Committee will grant the bonuses (the bonuses would be paid just prior to the closing of the spin-off). Although no bonus will actually be granted by the Committee until shortly prior to the spin-off, the Committee currently would expect to award Mr. Foley a bonus of $19.0 million and Messrs. Stinson and Bickett each a bonus of $2.2 million. The other officers would receive aggregate bonuses of $1.6 million. The FNF special committee has reviewed the proposed transaction bonuses and approved the grant thereof in connection with the transaction.

Certain members of FNF’s board of directors will become members of the board of FIS or FNT in connection with the transactions.

FNF Equity Awards (beginning on page 74)

As of the spin-off, FNF stock options and shares of restricted stock held by persons who will be employed by or serve as a director of FNT, which we refer to as an FNT service provider, will be replaced with FNT stock options and shares of restricted stock pursuant to the terms of the distribution agreement. At the time of the merger, FNF stock options and shares of FNF restricted stock held by persons who will be employed by or serve as a director of FIS, which we refer to as FIS service providers, will be treated as follows:

Stock Options

FNF stock options held by FIS service providers will be assumed by FIS and converted into FIS stock options, with the same terms and conditions as the FNF stock options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FNF and FIS common stock.

In addition, Messrs. Foley, Stinson and Bickett entered into an agreement with FNF, pursuant to which FNF has the right to cash out a certain number of the FNF stock options held by Messrs. Foley, Stinson and Bickett for their fair market value as of the date FNF elects to exercise such right or cause these individuals to exercise such options. With respect to the FNF stock options held by Messrs. Foley, Stinson and Bickett that are not subject to the agreement, and with respect to FNF stock options held by other persons who, like Messrs. Foley, Stinson and Bickett, will be employed by or serve as a director of both FNT and FIS after the transactions, whom we refer to as dual service providers, 50% of such options will be assumed by FIS and converted into FIS stock options, as described above, and the remaining 50% of such options will be replaced with FNT stock options pursuant to the terms of the distribution agreement. In addition, with respect to dual service providers, 50% of their FNF restricted stock will be replaced with FNT restricted stock and 50% will be converted into FIS restricted stock.

As of August 31, 2006, the intrinsic value of the FNF options that, if outstanding as of the merger closing, would have been converted into FIS options would have resulted in the issuance of approximately 3.1 million FIS options.

Restricted Stock

All holders of shares of FNF restricted stock will receive FNT shares in connection with the spin-off in the same proportion with respect to their restricted stock as other FNF stockholders, with such shares subject to the same terms, conditions and restrictions applicable to the corresponding FNF restricted stock based upon continued service with FNT or FIS, as the case may be. At the time of the merger, the shares of FNF restricted stock held by FIS service providers will be converted into shares of FIS restricted stock based on the conversion ratio. This FIS restricted stock will be subject to the same transfer restrictions and forfeiture conditions as the corresponding FNF restricted stock based upon continued service with FIS.

For a full description of the treatment of FNF equity awards, see “The Merger Agreement — Effect of Merger on FNF Equity Awards” beginning on page 74.

Employee Benefit Plans (beginning on page 75)

FIS has agreed to provide coverage under its health and welfare plans to employees of FNF who will become employees of FIS. FIS has also agreed to cause any benefit plan in which employees of FNF and its subsidiaries are eligible to participate after the spin-off to take into account for purposes of eligibility, vesting and benefit accrual, service with FNF and its subsidiaries. Prior to the spin-off under the distribution agreement, FNF will cause the sponsorship of all FNF employee benefit plans, including all related insurance policies and service agreements, to be transferred to FNT, and FNT will assume sponsorship of such plans.

Opinions of Financial Advisors (beginning on page 53)

Under the original securities exchange and distribution agreement, FNT agreed to transfer to FNF a number of shares of FNT Class A common stock equal to (i) 34,042,553 plus (ii) the amount of cash and certain investment assets included in the contributed assets (not to exceed $275,000,000 for purposes of this calculation) divided by $23.50 (we refer to this number as the original FNT exchange number). Under the original merger agreement, when the merger is completed, FNF stockholders would have had the right to receive that number of shares of FIS common stock in exchange for each share of FNF common stock that they hold, equal to 96,214,500 divided by the number of FNF shares outstanding immediately prior to the effective time of the merger (we refer to the number determined after giving effect to this calculation as the original conversion ratio).

In connection with the original merger agreement, FIS’s board of directors has received an opinion, dated June 25, 2006, from its financial advisor Stephens, Inc. to the effect that as of the date of the opinion, the original conversion ratio in the merger is fair, from a financial point of view, to the shareholders of FIS other than FNF. The FIS Board also considered Stephens’ advice that the Leasing merger would not have materially affected its original opinion. FNF’s board of directors has received an opinion, dated June 25, 2006, from its financial advisor Bear Stearns & Co. Inc. to the effect that as of the date of the opinion, the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole, were fair, from a financial point of view, to FNF and the FNF stockholders. The opinions are attached as Annexes D and E to this proxy statement/prospectus. FIS and FNF encourage you to read these opinions in their entirety.

Record Date; Shares Entitled to Vote; Outstanding Shares (beginning on page 36 for FIS and page 38 for FNF)

FIS Shareholders.  The record date for the FIS Annual Meeting was September 11, 2006. This means that you must have been a shareholder of record of FIS common stock at the close of business on September 11, 2006 in order to vote at the FIS Annual Meeting. You are entitled to one vote for each share of FIS common stock you owned on the record date. On FIS’s record date, a total of 190,412,587 shares of FIS common stock were outstanding.

FNF Stockholders.  The record date for the FNF Annual Meeting was September 11, 2006. This means that you must have been a stockholder of record of FNF’s common stock at the close of business on September 11, 2006, in order to vote at the FNF Annual Meeting. You are entitled to one vote for each share of FNF common stock you owned on the record date. On FNF’s record date, a total of 176,603,760 shares of FNF common stock were outstanding.

Expected Completion of the Merger (beginning on page 82)

If the issuance of shares of FIS common stock is approved at the FIS Annual Meeting and the merger agreement and merger adopted and approved at the FNF Annual Meeting, the merger is expected to be completed approximately two weeks following the completion of the spin-off in accordance with its terms. There may be a substantial period of time between the approval of the proposals by shareholders at the FIS Annual Meeting and stockholders at the FNF

Annual Meeting and the effectiveness of the merger. The merger is currently expected to be completed in the fourth quarter of 2006. See “The Merger Agreement — Principal Conditions to Completion of the Merger.”

Stock Ownership of Directors and Executive Officers (beginning on page 37 for FIS and page 39 for FNF)

FIS.  At the close of business on the record date for the FIS Annual Meeting, directors and executive officers of FIS and their affiliates were entitled to vote approximately 0.33 million shares of FIS common stock, collectively representing 0.1% of the shares of FIS common stock outstanding on that date.

FNF.  At the close of business on the record date for the FNF Annual Meeting, directors and executive officers of FNF and their affiliates were entitled to vote approximately 6.27 million shares of FNF common stock, collectively representing 3.6% of the shares of FNF common stock outstanding on that date.

FNF Stock Ownership of FIS Before the Merger

FNF currently directly owns approximately 50.5% of the issued and outstanding shares of FIS common stock and indirectly, through FNT’s wholly owned subsidiaries Chicago Title Insurance Company and Fidelity National Title Insurance Company, owns approximately a further 0.8% of the issued and outstanding shares of FIS common stock. Wherever in this proxy statement/prospectus we state that FNF currently owns approximately 51.3%, this is a reference to FNF directly owning approximately 50.5% of the shares of FIS common stock and indirectly owning approximately 0.8% of the shares of FIS common stock. FIS has agreed to purchase all FIS shares held by FNT and its subsidiaries as of the business day prior to the completion of the spin-off for a price in cash equal to the closing price of such stock as of the preceding trading day.

Post-Merger Executive Officers and Directors (beginning on page 66)

The size of FIS’s board of directors will be increased from ten to eleven in connection with the merger through the addition as a director of Richard N. Massey, who currently serves on the FNF board.

This proxy statement/prospectus contains a proposal relating to the election of four members of the board of directors of FIS: William P. Foley, II, Thomas M. Hagerty, Daniel D. (Ron) Lane and Robert M. Clements. See “Additional Proposals for the FIS Annual Meeting — Proposal 5: Election of Directors.”

This proxy statement/prospectus also contains a proposal relating to the election of two members of the board of directors of FNF: John F. Farrell, Jr. and Daniel D. (Ron) Lane. If the proposals relating to the adoption of the merger agreement receive the requisite number of affirmative votes, it is expected that the merger would be consummated shortly thereafter. In that event, and if the proposal relating to the election of FNF directors receives the requisite number of affirmative votes, the newly elected FNF directors would serve only until such time as the merger is consummated given that upon the consummation of the merger FNF will no longer exist as a separate entity. See “Additional Proposals for the FNF Annual Meeting — Proposal 2: Election of Directors.”

Listing of FIS Common Stock and Delisting of FNF Common Stock (beginning on page 68)

The shares of FIS common stock issued in connection with the merger will be listed on the NYSE together with the other shares of FIS common stock currently listed for trading on the NYSE under the symbol “FIS.” If the merger is completed, FNF common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and FNF will no longer file periodic reports with the SEC.

Dissenters’ Rights (beginning on page 69)

Under Georgia law, holders of FIS common stock are not entitled to dissenters’ rights in connection with the merger. Under Delaware law, holders of FNF common stock are not entitled to dissenters’ rights in connection with the merger.

Conditions to Completion of the Merger (beginning on page 82)

The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including the consummation of the spin-off and the Leasing merger. See the information under the caption “The Merger Agreement — Principal Conditions to Completion of the Merger.”

Termination of the Merger Agreement (beginning on page 82)

Before the effective time of the merger, the merger agreement may be terminated by the mutual written consent of FIS and FNF, or by either FIS or FNF under certain specified circumstances.

For example, either FIS or FNF may terminate the merger agreement prior to the effective time if:

•	any required approval of the shareholders of FIS or stockholders of FNF has not been obtained;

•	the distribution agreement or the Agreement and Plan of Merger entered into among FIS, its subsidiary, FIS Capital Leasing, Inc. and FNF Leasing, which we refer to as the Leasing merger agreement, has been terminated;

•	the merger has not been completed on or before the earlier of (x) the date that is 30 days after the closing under the distribution agreement or (y) December 31, 2006;

•	a governmental entity prohibits the merger;

•	the other party’s special committee of independent directors withdraws or materially modifies its approval of the merger agreement or its recommendation to its shareholders in a manner adverse to the terminating party; or

•	the other party breaches any of the representations or warranties it made in the merger agreement in a manner that would have a material adverse effect, and the breach cannot be cured prior to December 31, 2006.

No Solicitation by FIS (beginning on page 78)

The merger agreement restricts the ability of FIS to: (i) solicit, initiate or encourage the submission of any proposal or offer to acquire or cause to be acquired in any manner, directly or indirectly, all or substantially all of the business, assets or capital stock of FIS (referred to as an acquisition proposal), or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal or (ii) participate in or continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any acquisition proposal. However, prior to the time, but not after, the requisite vote of the FIS shareholders is obtained, if the FIS board of directors determines in good faith, following consultation with outside counsel, that such action is required in order for such directors to comply with their fiduciary duties under applicable law, FIS, any FIS subsidiary or any officer, director or employee of, or any investment banker, attorney or other advisor, representative or agent of, FIS or any FIS subsidiary may, following the receipt of an unsolicited acquisition proposal by FIS, participate in negotiations regarding such acquisition proposal or furnish information regarding FIS and its business pursuant to an appropriate confidentiality agreement to the person making such acquisition proposal.

Fiduciary Duties (beginning on page 78)

Prior to (but not after) the approval of the FIS shareholders or the FNF stockholders, as the case may be, the board of directors of FIS or FNF, as the case may be, may withdraw or modify its recommendation with respect to the merger agreement if it concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, that doing so is required in order for the board of directors to comply with its fiduciary duties under applicable law.

No change of recommendation may be made by FIS until at least 48 hours following FNF’s receipt of notice from FIS that the FIS board of directors intends to change its recommendation and the basis therefor. In determining whether to make a change of recommendation, the FIS board of directors will take into account any changes to the terms of the merger agreement proposed by FNF and any other information provided by FNF in response to such notice.

Material United States Federal Income Tax Considerations (beginning on page 70)

As one of the conditions to the consummation of the spin-off and merger, FNF is to receive a ruling from the Internal Revenue Service, which we refer to as the IRS, and an opinion of its special tax advisor, Deloitte Tax LLP, together to the effect that the spin-off and merger will be tax free under the Internal Revenue Code, which we refer to as the Code, to FNF, FIS and to FNF’s stockholders (except that FNF’s stockholders will recognize any gain or loss attributable to the receipt of cash in lieu of fractional shares of FNT common stock pursuant to the spin-off and FIS common stock pursuant to the merger). The FIS shareholders (other than FNF) are not parties to the proposed transactions; therefore, there will be no tax consequences to them as a result of the proposed transactions.

Accounting Treatment (beginning on page 68)

U.S. generally accepted accounting principles require that one of the two parties to the merger be designated as the acquirer for accounting purposes. However, Financial Accounting Standards Board Technical Bulletin 85-5, “Issues Relating to Accounting for Business Combinations” provides that if a transaction lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. In the proposed transaction, because the minority interest of FIS does not change and in substance the only assets and liabilities of the combined entity after the exchange are those of FIS prior to the exchange, a change in ownership of the minority interest has not taken place, and the exchange should be accounted for based on the carrying amounts of FIS’s assets and liabilities. FIS believes that in the merger there is no change in the value held by the existing minority interest shareholders and the only assets and liabilities of the combined entity after the transaction are those owned by FIS prior to the transaction, and therefore the merger should be accounted for at historical cost.

The Securities Exchange and Distribution Agreement (beginning on page 84); The Leasing Merger Agreement (beginning on page 81)

The securities exchange and distribution agreement provides for the contribution of substantially all of FNF’s assets (other than its ownership interests in FIS, FNT and FNF Leasing) and liabilities to FNT in exchange for shares of FNT’s Class A common stock, followed immediately by the distribution by FNF to its stockholders as a dividend of all FNT shares held by FNF. Shortly after the spin-off, pursuant to the Leasing merger agreement, FNF Leasing will merge with and into a subsidiary of FIS in exchange for the issuance to FNF of 307,377 shares of FIS common stock. These transactions will leave FNF with an approximately 51.0% ownership position in FIS as its only asset prior to the merger of FNF with and into FIS pursuant to the merger agreement.

It is contemplated that the merger between FNF and FIS will be completed approximately two weeks following the occurrence of the spin-off in accordance with its terms, and that immediately after the merger, FNT will file amended and restated articles of incorporation that, among other things, will change the name of FNT to “Fidelity National Financial, Inc.”

Risk Factors (beginning on page 29)

In evaluating the merger, the merger agreement or the issuance of shares of FIS common stock in the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Related Party Agreements (beginning on page 78)

At or prior to the closing under the merger agreement, FIS and FNF will, and will cause their relevant subsidiaries to, amend or terminate certain specified intercompany and related party agreements and, in the case of FIS, enter into certain specified additional agreements with FNT. Generally speaking, the intercompany and related party agreements to which FNF is a party will either be terminated or assigned to FNT. Certain of the intercompany and related party agreements between FIS and/or its subsidiaries, on the one hand, and FNT and/or its subsidiaries, on the other, will require amendment to reflect the merger as well as other changes necessary to take into account changes in the relationship between the parties after the merger.

Comparison of Shareholder Rights and Corporate Governance Matters (beginning on page 149)

•	FNF. As a result of the merger, the holders of FNF common stock will become holders of FIS common stock. Following the merger, former FNF stockholders will have rights as FIS shareholders different from those that they had as FNF stockholders due to differences between the laws of the states of incorporation and between the articles of incorporation and bylaws of FIS and FNF.

•	FIS. FIS shareholders will retain their shares of FIS common stock and their rights will continue to be governed by FIS’s articles of incorporation and bylaws and by Georgia law.

•	For a copy of FIS’s or FNF’s current articles of incorporation or bylaws, see “Where You Can Find More Information” beginning on page 1.

Restrictions on the Ability to Sell FIS Common Stock (beginning on page 69)

All shares of FIS common stock you receive in connection with the merger will be freely transferable unless you are considered an “affiliate” of either FNF or FIS for the purposes of the Securities Act at the time the proposal to adopt the merger agreement and approve the merger is submitted to FNF stockholders for approval, in which case you will be permitted to sell the shares of FIS common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/prospectus does not register the resale of stock held by affiliates.

MARKET PRICE AND DIVIDEND INFORMATION

Historical Market Price Data

FIS’s common stock is traded on the NYSE under the symbol “FIS.” FNF’s common stock is traded on the NYSE under the symbol “FNF.”

The following table sets forth the high and low sales prices per share of FIS and FNF common stock as adjusted for all stock splits, as reported on the NYSE for the periods indicated:

					FNF Common
	FIS Common Stock(a)				Stock
	High		Low		High	Low

2003
Quarter ended March 31, 2003	$	N/A	$	N/A	$25.31	$22.35
Quarter ended June 30, 2003		N/A		N/A	29.50	25.02
Quarter ended September 30, 2003		N/A		N/A	30.52	25.59
Quarter ended December 31, 2003		N/A		N/A	35.25	26.53
2004		N/A		N/A
Quarter ended March 31, 2004		N/A		N/A	39.62	34.59
Quarter ended June 30, 2004		N/A		N/A	41.06	33.34
Quarter ended September 30, 2004		N/A		N/A	38.94	35.69
Quarter ended December 31, 2004		N/A		N/A	45.67	34.90
2005		N/A		N/A
Quarter ended March 31, 2005		N/A		N/A	47.00	30.35	(b)
Quarter ended June 30, 2005		N/A		N/A	36.98	30.05
Quarter ended September 30, 2005		N/A		N/A	44.71	35.56
Quarter ended December 31, 2005		N/A		N/A	45.56	35.50	(c)
2006
Quarter ended March 31, 2006		44.02		36.25	39.86	35.15
Quarter ended June 30, 2006		40.16		35.15	43.53	34.82
Quarter ended September 30, 2006 (through September 15, 2006)		37.62		33.50	42.30	36.72

(a)	On February 1, 2006, Certegy merged into FIS and FIS as the surviving entity in the merger became a separate publicly traded company.

(b)	During the first quarter of 2005, FNF declared and paid a $10.00 special dividend.

(c)	During the fourth quarter of 2005, FNF distributed to its stockholders 17.5% of the outstanding shares of common stock of FNT which resulted in a reduction in its stock price of $4.06 on the ex-dividend date.

Dividend Information

The following table presents information on dividends declared each quarter on FIS common stock and FNF common stock, respectively, for the periods indicated.

	FIS		FNF
	Dividends(a)		Dividends

2003
Quarter ended March 31, 2003	$—		$.11
Quarter ended June 30, 2003	—		.11
Quarter ended September 30, 2003	—		.16
Quarter ended December 31, 2003	—		.16
2004
Quarter ended March 31, 2004	—		.18
Quarter ended June 30, 2004	—		.18
Quarter ended September 30, 2004	—		.43	(b)
Quarter ended December 31, 2004	—		—
2005
Quarter ended March 31, 2005	—		10.25	(c)
Quarter ended June 30, 2005	—		.25
Quarter ended September 30, 2005	—		.25
Quarter ended December 31, 2005	—		.25
2006
Quarter ended March 31, 2006	.05		.25
Quarter ended June 30, 2006	.05		.25
Quarter ended September 30, 2006 (through September 15, 2006)	.05	(d)	.25	(d)

(a)	On February 1, 2006, Certegy merged into FIS and FIS as the surviving entity in the merger became a separate publicly traded company.

(b)	During the third quarter of 2004, FNF declared and paid a $.18 dividend and declared a $.25 dividend that was paid in the fourth quarter on its common stock.

(c)	During the first quarter of 2005, FNF declared and paid a $10.00 special dividend.

(d)	On July 20, 2006 FNF declared a quarterly cash dividend payable September 29, 2006 to stockholders of record as of September 14, 2006. On July 19, 2006, FIS declared a quarterly dividend payable September 27, 2006 to stockholders of record as of September 14, 2006.

The merger agreement permits each of FIS and FNF to continue to pay its respective shareholders and stockholders its regular quarterly cash dividend consistent with past dividend policy until closing.

FIS began declaring cash dividends to common shareholders in the first quarter of 2006. The declaration and payment of future dividends is at the discretion of the FIS board of directors, and depends on among other things, FIS’s investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by the FIS board of directors, including legal and contractual restrictions. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements of FIS, including FIS’s credit facility. Under its credit facilities, FIS is limited in the amount of dividends it can pay to $60 million per year, plus certain other amounts, except that dividends may not be paid if any event of default under such facilities shall have occurred or be continuing or would result from such payment.

Since the time of its merger with Certegy, FIS has sought to limit dilution to FNF’s stock ownership caused by option exercises by repurchasing shares on the open market or in privately negotiated transactions. As of September 15, 2006, FIS has repurchased 2,829,200 shares at an average price of $36.68 under this program.

Under the current plan approved by FIS’s board of directors, FIS is authorized to purchase an additional 170,800 shares.

In addition, FIS has agreed that it will repurchase the approximately 1,431,000 FIS shares held by FNT and its subsidiaries. Such purchase will be made on the business day prior to the closing for a cash price equal to the closing trading price of such shares on the preceding trading day.

Recent Closing Prices and Comparative Market Price Information

The following table presents the closing prices per share of FIS common stock and FNF common stock, in each case based on closing prices for those shares on the NYSE, as well as the equivalent price per share and the equivalent total market value of shares of FNF common stock. These prices and values are presented on two dates:

•	April 26, 2006, the last trading day prior to the public announcement of the proposed merger; and

•	September 15, 2006 the last trading day for which this information could be calculated prior to the date of this proxy statement/prospectus.

	FIS	FNF	FNF
	Common	Common	Equivalent
	Stock	Stock	Stock Price
	(price per share)	(price per share)	(price per share)

April 26, 2006
Closing price per share of common stock	$38.79	$34.99	$21.14	(1)
September 15, 2006
Closing price per share of common stock	$36.60	$42.30	$20.02	(1)

(1)	The FNF equivalent stock prices were calculated by multiplying the per share price of FIS common stock on each date by the conversion ratio of 0.547, which is calculated using 176,444,440 shares as an estimate of the number of FNF common shares that will be outstanding at the time of the merger.

Because the number of FIS shares to be issued as merger consideration is fixed and will not be adjusted as a result of changes in market price, the implied value of the merger consideration will fluctuate with the market price of FIS common stock. You should obtain current market quotations for the shares of FIS common stock from a newspaper, the Internet or your broker or banker.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of FIS

The following table shows selected historical consolidated financial data for FIS. The data of FIS as of December 31, 2005, 2004 and 2003 and for each of the years in the four-year period ended December 31, 2005, are derived from FIS’s audited consolidated and combined financial statements and related notes. The data as of December 31, 2002 and 2001 and June 30, 2006 and 2005 and for the year ended December 31, 2001 and the six-month periods ended June 30, 2006 and 2005 are derived from FIS’s unaudited annual and interim consolidated and combined financial statements. In the opinion of FIS’s management, the unaudited annual and interim consolidated and combined financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the annual and interim consolidated and combined financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Detailed historical financial information is included in the audited consolidated and combined balance sheets as of December 31, 2005 and 2004, and the related consolidated and combined statements of earnings, comprehensive earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 included in FIS’s Annual Report on Form 10-K for the year ended December 31, 2005, as well as the unaudited interim consolidated balance sheet as of June 30, 2006 and the related unaudited interim consolidated statements of earnings, comprehensive earnings, stockholders equity and cash flows for the six month periods ended June 30, 2006 and 2005 included in FIS’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. You should read the following selected financial data together with FIS’s historical consolidated and combined financial statements, including the related notes, and the other information incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 1.

FIS’s selected historical financial data have been prepared from the historical results of operations and bases of the assets and liabilities of the operations transferred to FIS by FNF and gives effect to allocations of certain corporate expenses from FNF. FIS’s selected historical financial data may not be indicative of FIS’s future performance and does not necessarily reflect what its financial position and results of operations would have been had it operated as a separate, stand-alone entity during the periods presented. Further, as a result of FIS’s acquisitions, the results in the periods shown below may not be directly comparable.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006(2)	2005(2)	2005(2)	2004(2)	2003(2)	2002	2001(1)
	(in thousands, except per share data)

Statement of Earnings Data:
Processing and services revenues	$1,922,882	$1,360,293	$2,766,085	$2,331,527	$1,830,924	$619,723	$402,224
Cost of revenues	1,342,055	883,579	1,793,285	1,525,174	1,101,569	379,508	255,349

Gross profit	580,827	476,714	972,800	806,353	729,355	240,215	146,875

Selling, general and administrative expenses	271,595	219,874	422,623	432,310	331,751	144,761	92,486
Research and development costs	51,706	52,239	113,498	74,214	38,345	—	—

Operating income	257,526	204,601	436,679	299,829	359,259	95,454	54,389
Other income (expense)	(90,121)	(49,985)	(124,623)	14,911	(3,654)	10,149	96

Earnings before income taxes, equity in earnings (loss) of unconsolidated entities and minority interest	167,405	154,616	312,056	314,740	355,605	105,603	54,485
Income tax expense	64,116	59,434	116,085	118,343	137,975	39,390	20,097

	Six Months Ended
	June 30,		Year Ended December 31,
	2006(2)	2005(2)	2005(2)	2004(2)	2003(2)	2002	2001(1)
	(in thousands, except per share data)

Equity in earnings (loss) of unconsolidated entities	2,092	2,244	5,029	(3,308)	(55)	—	—
Minority interest	(6)	(4,254)	(4,450)	(3,673)	(14,518)	(8,359)	(778)

Net earnings	$105,387	$93,172	$196,550	$189,416	$203,057	$57,854	$33,610

Pro forma net earnings per share — basic(3)	$0.58	$0.73	$1.54	$1.48	$1.59	$0.45	$0.26

Pro forma weighted average shares — basic	181,168	127,920	127,920	127,920	127,920	127,920	127,920

Pro forma net earnings per share — diluted(3)	$0.57	$0.73	$1.53	$1.48	$1.59	$0.45	$0.26

Pro forma weighted average shares — diluted	184,242	127,920	128,354	127,920	127,920	127,920	127,920

(1)	Effective January 1, 2002, FIS adopted SFAS No. 142 “Goodwill and Other Intangible Assets” and as a result, has ceased to amortize goodwill. Goodwill amortization in 2001 was $6.0 million.

(2)	Effective January 1, 2003, FIS adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” using the prospective method of adoption in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” and as a result recorded stock compensation expense of $20.4 million, $15.4 million and $3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively and $32.8 and $11.5 million for the six months ended June 30, 2006 and 2005, respectively.

(3)	Pro forma net earnings per share are calculated, for all periods presented, using the shares outstanding following FIS’s formation in its current structure as a holding company, and the minority interest sale on March 9, 2005, adjusted as converted by the exchange ratio (.6396) in the merger with Certegy.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$143,694	$254,935	$133,152	$190,888	$92,049	$55,674	$20,411
Total assets	7,342,785	4,068,759	4,189,021	4,002,856	2,327,085	530,647	404,566
Total long-term debt	2,879,313	2,656,237	2,564,128	431,205	13,789	17,129	24,980
Minority interest	17,712	17,595	13,060	13,615	12,130	63,272	34,385
Total equity	$2,996,161	$578,756	$694,570	$2,754,844	$1,890,797	$286,487	$175,250

Selected Historical Consolidated Financial Data of FNF

The following table shows selected historical consolidated financial data for FNF. The data as of and for each of the five years ended December 31, 2005 was derived from FNF’s audited consolidated financial statements. The data as of June 30, 2006 and 2005 and for the six-month periods ended June 30, 2006 and 2005 was derived from FNF’s unaudited interim consolidated financial statements. In the opinion of FNF’s management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Detailed historical financial information is included in the audited consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 included in FNF’s Annual Report on Form 10-K for the year ended December 31, 2005, as well as the unaudited interim consolidated balance sheet as of June 30, 2006 and the related unaudited interim consolidated statements of operations, comprehensive earnings and cash flows for the six month periods ended June 30, 2006 and 2005 included in FNF’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. You should read the following selected financial data together with FNF’s historical consolidated financial statements, including the related notes, and the other information incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 1.

The information presented in this section is not relevant to an evaluation of the post-merger performance of FIS, because prior to the merger FNF will divest itself of all assets and liabilities other than its interest in FIS.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)(5)
	(in thousands)

Operating Data:
Revenue	$4,999,268	$4,703,254	$9,668,938	$8,296,002	$7,715,215	$5,082,640	$3,874,107

Expenses:
Personnel costs	1,769,772	1,555,192	3,224,678	2,786,297	2,465,026	1,476,430	1,187,177
Other operating expenses	1,095,405	840,249	1,716,711	1,599,124	1,448,133	945,829	711,151
Agent commissions	998,789	967,671	2,060,467	2,028,926	1,823,241	1,521,573	1,098,328
Depreciation and amortization	262,600	202,559	406,259	338,434	227,937	74,163	118,282
Provision for claim losses	238,567	197,966	480,556	311,916	287,136	179,292	134,724
Goodwill amortization	—	—	—	—	—	—	54,155
Interest expense	117,605	71,535	172,327	47,214	43,103	34,053	46,569

	4,482,738	3,835,172	8,060,998	7,111,911	6,294,576	4,231,340	3,350,386

Earnings before income taxes, minority interest and cumulative effect of a change in accounting principle	516,530	868,082	1,607,940	1,184,091	1,420,639	851,300	523,721
Income tax expense	192,149	210,388	573,391	438,114	539,843	306,468	209,488

Earnings before minority interest and cumulative effect of a change in accounting principle	324,381	657,694	1,034,549	745,977	880,796	544,832	314,233
Minority interest	85,389	23,155	70,443	5,015	18,976	13,115	3,048

Earnings before cumulative effect of a change in accounting principle	$238,992	$634,539	$964,106	$740,962	$861,820	$531,717	$311,185
Cumulative effect of a change in accounting principle, net of income taxes(5)	—	—	—	—	—	—	(5,709)

Net earnings	$238,992	$634,539	$964,106	$740,962	$861,820	$531,717	$305,476

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)(5)
	(in thousands)

Per Share Data:
Basic earnings per share before cumulative effect of a change in accounting principle	$1.37	$3.67	$5.58	$4.33	$5.81	$4.05	$2.41
Cumulative effect of a change in accounting principle, net of income taxes, basic basis	—	—	—	—	—	—	(.05)

Basic net earnings per share	$1.37	$3.67	$5.58	$4.33	$5.81	$4.05	$2.36

Weighted average shares outstanding, basic basis	174,647	172,773	172,839	171,014	148,275	131,135	129,316
Diluted earnings per share before cumulative effect of a change in accounting principle	$1.32	$3.58	$5.43	$4.21	$5.63	$3.91	$2.34
Cumulative effect of a change in accounting principle, net of income taxes, diluted basis	—	—	—	—	—	—	(.05)

Diluted net earnings per share	$1.32	$3.58	$5.43	$4.21	$5.63	$3.91	$2.29

Weighted average shares outstanding, diluted basis	179,788	177,109	177,597	176,000	153,171	135,871	133,189
Dividends paid per share	$0.50	$10.50	$11.00	$.79	$.54	$.32	$.26

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)(5)
	(in thousands)

Balance Sheet Data:
Investments(6)	$4,311,173	$4,314,238	$4,564,189	$3,346,276	$2,689,817	$2,565,815	$1,823,512
Cash and cash equivalents(7)	806,306	715,643	513,394	331,222	459,655	482,600	542,620
Total assets	14,404,379	10,687,031	11,104,617	9,270,535	7,263,175	5,245,951	4,415,998
Notes payable	3,519,942	3,198,432	3,217,019	1,370,556	659,186	493,458	565,690
Reserve for claim losses	1,186,360	1,011,865	1,113,506	1,000,474	945,237	890,148	881,089
Minority interests and preferred stock of subsidiary	1,891,509	170,859	636,304	18,874	14,835	131,797	47,166
Stockholders’ equity	4,356,921	3,457,360	3,279,775	4,700,091	3,873,359	2,253,936	1,638,870
Book value per share(8)	$24.72	$19.99	$18.84	$27.24	$23.50	$17.13	$12.65

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)(5)

Other Non-financial Data (Unaudited) (in whole numbers):
Orders opened by direct title operations	1,679,300	1,867,000	3,615,400	3,680,200	4,820,700	3,228,300	2,635,200
Orders closed by direct title operations	1,080,800	1,197,100	2,487,000	2,636,300	3,694,000	2,290,300	1,770,600
Provision for claim losses to title insurance premiums	7.5%	6.5%	7.2%	5.5%	5.4%	5.0%	5.0%
Title related revenue(9):
Percentage direct operations	43.4%	45.7%	56.0%	54.8%	59.7%	55.3%	59.0%
Percentage agency operations	56.6%	54.3%	44.0%	45.2%	40.3%	44.7%	41.0%

(1)	FNF’s financial results for the year ended December 31, 2005 include in revenue and net earnings a $318.2 million gain on sale relating to the issuance of subsidiary stock, approximately $100.0 million in additional income tax expense relating to the distribution to FNF’s stockholders of a 17.5% interest of FNT and additional minority interest expense related to the minority interest issued in FNT and FIS. (See Note A of the notes to the historical consolidated financial statements incorporated by reference in this proxy statement/prospectus).

(2)	FNF’s financial results for the year ended December 31, 2004 include the results of various entities acquired on various dates during 2004, as discussed in Note B of the notes to the FNF historical consolidated financial statements incorporated by reference in this proxy statement/prospectus.

(3)	FNF’s financial results for the year ended December 31, 2003 include the results of the acquisition of ALLTEL Information Services, Inc. for the period from April 1, 2003, the acquisition date, through December 31, 2003, and include the results of operations of various other entities acquired on various dates during 2003, as discussed in Note B of the notes to the FNF historical consolidated financial statements incorporated by reference in this proxy statement/prospectus.

(4)	FNF’s financial results for the year ended December 31, 2001 include the results of the former operations of Vista Information Solutions, Inc. for the period from August 1, 2001, the acquisition date, through December 31, 2001. In the fourth quarter of 2001, FNF recorded certain charges totaling $10.0 million, after applicable taxes, relating to the discontinuation of small-ticket lease origination at FNF Capital and the wholesale international long distance business at Micro General Corporation.

(5)	During 2001, FNF recorded a $5.7 million, after-tax charge, reflected as a cumulative effect of a change in accounting principle, as a result of adopting Emerging Issues Task Force No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”, (EITF 99-20).

(6)	Investments as of December 31, 2005, 2004, 2003, 2002 and 2001 include securities pledged to secure trust deposits of $656.0 million, $546.0 million, $448.1 million, $474.9 million and $319.1 million, respectively. Investments as of December 31, 2005 include securities pledged relating to FNF’s securities lending program of $138.7 million. Investments as of June 30, 2006 and 2005 include securities pledged to secure trust deposits of $696.6 million and $688.4 million, respectively and include securities pledged relating to FNF’s securities lending program of $237.2 million as of June 30, 2006.

(7)	Cash and cash equivalents as of December 31, 2005, 2004, 2003, 2002 and 2001 include cash pledged to secure trust deposits of $234.7 million, $195.2 million, $231.1 million, $295.1 million and $367.9 million, respectively. Cash and cash equivalents as of December 31, 2005 include cash pledged relating to FNF’s securities lending program of $143.4 million. Cash and cash equivalents as of June 30, 2006 and 2005 include cash pledged to secure trust deposits of $322.1 million and $370.8 million, respectively. Cash and cash equivalents as of June 30, 2006 include cash pledged relating to FNF’s securities lending program of $243.9 million.

(8)	Book value per share is calculated as stockholders’ equity at December 31 of each year presented divided by actual shares outstanding at December 31 and June 30 of each year presented.

(9)	Includes title insurance premiums and escrow and other title related fees.

Selected Unaudited Pro Forma Condensed Combined Financial Information

Financial Accounting Standards Board Technical Bulletin 85-5, “Issues Relating to Accounting for Business Combinations (FTB 85-5)” provides that in transactions when a parent company is merged into a partially owned subsidiary and the only asset or liability of the parent company is its investment in the subsidiary, the transaction lacks substance and that the transaction should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities. FIS believes that in this merger the only assets and liabilities of the combined entity after the transaction are those owned by FIS prior to the transaction and, therefore, the merger should be accounted for at historical cost.

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page 161. The Unaudited Pro Forma Condensed Combined Balance Sheet presents the historical consolidated balance sheet of FIS as of June 30, 2006, giving effect to the merger as if it had been consummated on that date. The Unaudited Pro Forma Condensed Combined Statement of Continuing Operations combine the historical consolidated statements of continuing operations of FIS, Certegy and FNF for the six months ended June 30, 2006 and the year ended December 31, 2005, giving effect to the mergers of FIS with Certegy and FIS with FNF as if they had occurred on January 1, 2005. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the mergers, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

For the year ended December 31, 2005 and the one month period ended January 31, 2006, Certegy incurred costs related to the FIS and other mergers of $11.5 million and $81.8 million respectively, which are recorded in the historical financial statements of Certegy and not adjusted for in the pro forma presentation below. These transaction costs included investment banking fees, legal and accounting fees, change of control payments and severance payments. In addition, FIS recorded stock compensation expense of $32.8 million in the six months ended June 30, 2006 relating to certain performance based stock options for which the performance criteria were met as a result of the merger between FIS and Certegy. No adjustment has been reflected in the pro forma presentation below for this stock compensation expense.

The unaudited pro forma adjustments represent management’s estimates based on information available at this time. Actual adjustments to the combined balance sheet and statement of operations will differ, perhaps materially, from those reflected in these Unaudited Pro Forma Condensed Combined Financial Statements because the preliminary assumptions used to estimate these values may change between now and the completion of the merger.

These pro forma financial statements do not reflect adjustments relating to the proposed Leasing merger which will occur prior to the merger of FNF into FIS. As of June 30, 2006, FNF Leasing has approximately $80 million in total assets and had recorded approximately $0.7 million in pretax income for the six month period then ended. Any adjustments made to the pro forma combined balance sheet and pro forma combined statement of continuing operations are not significant for reporting purposes. These pro forma financial statements also do not reflect any adjustments relating to FIS’s proposed purchase from FNF subsidiaries of approximately 1.4 million shares of its common stock that will occur prior to the distribution.

	For the
	Six Months
	Ended June 30,	Year Ended
	2006	December 31, 2005
	(Amounts in thousands, except per share data)
Pro Forma Statement of Continuing Operations Information
Revenues	$2,015,797	$3,883,226
Income from operations	177,199	537,551
Net income	55,238	238,447
Basic earnings per share	$0.29	$1.26
Diluted earnings per share	0.28	1.24
Diluted average shares outstanding	195,267	192,245

As of
June 30, 2006
Pro Forma Balance Sheet Information
Cash	$143,694
Total assets	7,342,785
Working Capital	362,934
Long-term debt	2,879,313
Stockholders’ equity	2,996,161

UNAUDITED COMPARATIVE PER SHARE DATA

In the following tables, FIS and FNF provides for the periods specified, income from continuing operations, cash dividends declared and book value per common share data separately for FNF and FIS on a historical basis, and on an unaudited pro forma combined basis per FIS common share after giving effect to the merger and the payment of the merger consideration. The pro forma amounts included in the table below are presented as if the merger had been effective for the periods presented and have been prepared in accordance with U.S. generally accepted accounting principles. This data should be read along with the historical consolidated financial statements and notes thereto of FIS and FNF, which are incorporated by reference in this proxy statement/prospectus, and the Unaudited Pro Forma Condensed Combined Financial Statements and accompanying discussions and notes beginning on page 159. See also “Where You Can Find More Information” beginning on page 1.

The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented. The combined financial information as of and for the periods presented may have been different had the merger actually been consummated prior to, as of and during those periods. The FNF information presented in this section is not relevant to an evaluation of the post-merger performance of FIS, because prior to the merger FNF will divest itself of all assets and liabilities other than its interest in FIS.

Comparative Per Share Data

				Equivalent
				Pro Forma
				Amount per
	FIS	FNF	Pro Forma	share of
	Pro Forma(1)	Historical	Combined(2)	FNF(3)

As of and for the Six Months Ended June 30, 2006 (Unaudited)
Basic net income per share of common stock from continuing operations	$0.31	$1.37	$0.29	N/A

Diluted net income per share of common stock from continuing operations	$0.30	$1.32	$0.28	N/A

Book value per share of common stock	$15.65	$24.72	$15.65	N/A

Cash dividends declared per share of common stock	$0.10	$0.50	N/A	N/A

As of and for the Year Ended December 31, 2005
Basic net income per share of common stock from continuing operations	$1.28	$5.58	$1.26	N/A

Diluted net income per share of common stock from continuing operations	$1.26	$5.43	$1.24	N/A

Book value per share of common stock	$5.43	$18.84	$5.43	N/A

Cash dividends declared per share of common stock	$0.20	$11.00	N/A	N/A

(1)	The FIS Pro Forma combined Per Share Data assumes the issuance of approximately 63 million shares of FIS common stock to effect the merger between FIS and Certegy Inc. which occurred on Feb. 1, 2006 and includes the impact of FIS’s recapitalization and certain other adjustments.

(2)	The Pro Forma combined column represents the impacts of the merger with FNF on the results of FIS and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Information.

(3)	Due to the nature of this transaction the earnings of FNF do not apply to the merger and presentation of equivalent share data is not relevant.

RISK FACTORS

We urge you to consider carefully all of the information we have included and incorporated by reference in this proxy statement/prospectus before you vote. See “Where You Can Find More Information” beginning on page 1. In addition, we urge you to consider carefully the following material risks relating to the merger and the business of the resulting company.

Risks Relating to the Merger

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses and share prices of FIS and FNF, which could have an adverse effect on their business, financial results and share prices.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of FIS and FNF. Specifically:

•	current and prospective employees may experience uncertainty about their future roles with the resulting company, which might adversely affect FIS’s and FNF’s ability to retain key managers and other employees; and

•	the attention of management of each of FIS and FNF may be directed toward the completion of the merger and the spin-off under the distribution agreement between FNF and FNT, and not their ongoing businesses.

Further, management believes that the announcement of the merger may have led to arbitrage activity in the shares of FNF, FIS and FNT, which may have made their share prices more volatile.

Because the market price of FIS common stock fluctuates, and the number of FIS shares FNF stockholders will receive varies depending on the number of FNF shares outstanding at the time of the merger, FNF stockholders cannot be certain of the aggregate value of the merger consideration to be received in the merger.

The number of FIS shares to be issued in the merger does not adjust based on changes in the FIS stock price and any changes in the price of FIS common stock, or in the number of FNF shares outstanding (due to option exercises or otherwise), will affect the value of the shares of FIS common stock that FNF stockholders receive in the merger. For example, if the price of FIS common stock declines prior to completion of the merger, the value of the stock consideration to be received by FNF stockholders will decrease. Stock price variations could be the result of changes in the business, operations or prospects of FIS, general market and economic conditions, regulatory considerations and other factors which are beyond the control of FIS and FNF. In addition, as of August 31, 2006 the maximum number of outstanding options to purchase FNF common stock that could be assumed by FIS was approximately 2.8 million options which would convert into approximately 3.1 million options to purchase FIS common stock based on the intrinsic value of such options on August 31, 2006. To the extent any of these FNF options are exercised prior to the effective time of the merger, the amount of FIS common stock received for each FNF share will decrease.

The prices of FIS common stock and FNF common stock at the effective time of the merger may vary from their respective prices on the date the merger was announced, the date the merger agreement was executed, the date of this proxy statement/prospectus and the date of the annual meetings.

FIS and FNF are working to complete the merger as quickly as possible. However, the time period between the shareholder votes taken at the annual meetings and the completion of the merger will depend upon the satisfaction or waiver of the other conditions described in this proxy statement/prospectus, and there is currently no way to predict with certainty how long it will take to meet these requirements. Because the date when the merger is completed will be later than the date of the annual meetings, FIS shareholders and FNF stockholders will not know the exact value of the FIS common stock that will be issued in the merger at the time they vote on the merger proposals.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of FIS common stock or FNF common stock to decline.

The merger is subject to a number of conditions to closing, including the receipt of approval of the FIS shareholders and FNF stockholders. If any condition to the merger is not satisfied or waived (to the extent waiver is permitted by law or stock exchange rule) the merger will not be completed. In addition, FIS and FNF may terminate the merger agreement under certain circumstances. Among other things, FNF or FIS can terminate the merger agreement if the Leasing merger agreement or the distribution agreement is terminated, and FNF has the right to terminate the latter agreement in its sole discretion. If FIS and FNF do not complete the merger, the market price of FIS common stock or FNF common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Further, whether or not the merger is completed, FIS and FNF will also be obligated to pay certain investment banking, financing, legal and accounting fees and related expenses in connection with the merger, which could negatively impact results of operations when incurred. In addition, neither FIS nor FNF would realize any of the expected benefits of having completed the merger. If the merger is not completed, FIS cannot assure its shareholders and FNF cannot assure its stockholders that additional risks will not materialize or not materially adversely affect the business, financial results, financial condition and stock prices of FIS or FNF.

If FNF stockholders who receive FIS common stock in the merger sell that stock immediately, it could cause a decline in the market price of FIS common stock.

All of the shares of FIS common stock to be issued in the merger are registered with the SEC under the registration statement of which this proxy statement/prospectus is a part, and therefore will be immediately available for resale in the public market, except with respect to shares issued in the merger to certain affiliates (as that term is defined in Rule 405 of the Securities Act). The number of shares of FIS common stock to be issued to FNF stockholders in connection with the merger and immediately available for resale will be substantial compared to the number of shares of FIS common stock currently in the public market. FNF stockholders who are not affiliates of FIS or FNF may elect to sell the FIS shares they receive immediately after the merger. Affiliates may immediately resell the FIS shares they receive under Rule 144 of the Securities Act under certain conditions, one of which limits the amount of shares to the greater of 1% of the outstanding shares or the average weekly volume of trading of FIS stock for the four weeks prior to their proposed sale. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of FIS common stock may decline and could decline significantly before or at the time the merger is completed, or immediately thereafter. If this occurs, or if other holders of FIS common stock sell significant amounts of FIS common stock immediately after the merger is completed, it is likely that these sales would cause a decline in the market price of FIS common stock.

If the spin-off does not constitute a tax-free spin-off under Section 355 of the Code or the merger does not constitute a tax-free reorganization under Section 368(a) of the Code, either as a result of actions taken in connection with the spin-off or the merger or as a result of subsequent acquisitions of stock of FNF or stock of FIS, then FNF, FIS and/or FNF stockholders may be responsible for payment of income taxes.

The spin-off is conditioned upon the receipt by FNF of a ruling from the IRS and an opinion of Deloitte Tax LLP, special tax advisor to FNF, together to the effect that the spin-off will be tax free to both FNF and to the stockholders of FNF under Section 355 and related provisions of the Code. The merger is conditioned, among other things, upon FNF’s receipt of a ruling from the IRS, or FNF’s obtaining an opinion from Deloitte Tax LLP and FIS’s obtaining an opinion from Weil, Gotshal & Manges LLP, to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any respect, then the ruling may not be relied upon. Any opinions will be based on, among other things, certain assumptions and representations as to factual matters made by FNF, FNT and/or FIS, which, if incorrect or inaccurate in any respect, could prevent those opinions from being relied upon. Any opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinions.

If the spin-off were determined to be taxable, FNF estimates the amount of tax on FNF’s distribution of FNT stock could be in the range of $150 million and possibly greater depending on among other things the value of the FNT stock at the time of the spin-off. If the merger were determined to be taxable, FNF estimates the amount of tax on the transfer and retirement of FNF’s stock in FIS in the merger could be in the range of $1 billion and possibly greater depending on among other things the value of FIS’s stock at the time of the merger.

The spin-off would become taxable to FNF pursuant to Section 355(e) of the Code if 50% or more of the shares of either FNF common stock (including common stock of FIS, as a successor to FNF) or FNT common stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off.

Even if the spin-off otherwise qualifies as a spin-off under Section 355 of the Code, the distribution of FNT common stock to the FNF stockholders in connection with the spin-off would not qualify as tax-free to FNF (or its successor after consummation of the merger, FIS) under Section 355(e) of the Code if 50% or more of the stock of FNF (including FIS as a successor to FNF) or FNT is acquired as part of a plan or series of related transactions that includes the spin-off. As a result of the merger, approximately 49% of the stock of FIS would be treated as having been acquired pursuant to a plan that includes the spin-off for purposes of Section 355(e) of the Code.

To the extent that the tax-free status of the transactions is lost, FNT will generally indemnify FIS against all tax-related losses as a result of the loss of tax-free status. There is no guaranty that FNT will have financial resources to satisfy any such indemnification obligation. If the tax-free status is lost because of any action taken by FIS or any of its subsidiaries after the time of the spin-off (except for certain actions specifically identified in the tax disaffiliation agreement), FIS will be required to indemnify FNT for all tax-related losses.

FIS may be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the spin-off or the merger. FIS could be adversely affected if it does not achieve the expected accounting treatment for the merger.

In order to preserve the tax-free treatment of the spin-off, a tax disaffiliation agreement to be entered into by FNF, FNT and FIS on or prior to the closing date under the merger agreement will restrict FIS, for two years after the spin-off, from taking certain actions within its control that could cause the spin-off to be taxable without first obtaining a consent of certain officers of FNT or obtaining an opinion from a nationally recognized law firm or accounting firm that such action will not cause the spin-off to be taxable to FNF under Section 355(e) of the Code. In general, such actions would include engaging in certain transactions involving (i) the acquisition of FIS stock; or (ii) the issuance of shares of FIS’s stock.

Because of these restrictions, FIS may be limited in the amount of stock that it can issue to make acquisitions or raise additional capital in the two years subsequent to the spin-off and the merger.

As described elsewhere in this proxy statement/prospectus, FIS believes that the merger is not the type of transaction that would require purchase accounting under U.S. generally accepted accounting principles. If purchase accounting is subsequently determined to be applicable to the merger, FIS’s results of operations and share price may be adversely affected.

See “The Merger Agreement — Other Covenants and Agreements — Tax Disaffiliation Agreement” on page 81, “Material United States Federal Income Tax Considerations” beginning on page 70 and “The Merger — Accounting Treatment” on page 68.

The issuance of shares under FNF’s stock option plans, which will be assumed by FIS in the merger, will dilute existing holders’ ownership interest in FIS.

In connection with the merger, FIS will assume options granted by FNF under FNF’s stock option plans if still outstanding at the time of the merger, subject to adjustments to preserve their in-the-money value. Based on their intrinsic value as of August 31, 2006, these FNF options as adjusted would represent approximately 3.1 million FIS options. Exercise of these options will dilute existing holders’ ownership interest in FIS after the merger.

If the amendment and restatement of the Amended and Restated Certegy Inc. Stock Incentive Plan is approved by FIS’s shareholders, FIS will be permitted to issue under the plan up to approximately 14,000,000 shares (not including shares previously issued under the plan), which is 4,000,000 more shares than could be issued under the current plan. Additionally, on May 31, 2006 the FIS compensation committee approved grants of up to 1,410,000 options to acquire FIS common stock to be made to certain individuals who will be executive officers and directors of FIS upon consummation of the merger.

Risks Related to FIS’s Operations After the Completion of the Merger

The anticipated benefits of combining FIS and FNF may not be realized and the transactions may have adverse effects on FIS.

FIS and FNF entered into the merger agreement with the expectation that the merger would result in various benefits including, among other things, increasing FIS’s long-term ability to issue stock to fund acquisitions, increasing the long-term ability of FIS to use equity incentives for management, increasing FIS’s trading liquidity by increasing FIS’s traded float and facilitating FIS’s inclusion in additional market indices. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including the possibility that FIS will not be able to find suitable acquisitions or that acquisitions it makes do not increase value for stockholders, or that the increased liquidity does not result in any improvement in the trading price of its common stock.

In addition, the transactions under the merger agreement and the distribution agreement may have unexpected adverse effects on FIS. For example, it is possible that some current and potential future customers’ perception of FIS has been favorably influenced by FIS’s affiliation with a large, financially strong parent company. Some customers have required performance guarantees from FNF supporting FIS’s contractual obligations. FIS’s relationships with these current and potential future customers, and FIS’s results of operations, could be adversely affected by the loss of this affiliation with FNF.

After the merger, FIS could have conflicts with FNT, and the executive chairman of FIS’s board of directors and other officers and directors could have conflicts of interest due to their relationships with FNT.

Conflicts may arise between FNT and its subsidiaries, on the one hand, and FIS and its subsidiaries, on the other, as a result of these companies’ ongoing agreements and the nature of their respective businesses. Among other things, FIS and certain of its subsidiaries are parties to a variety of intercompany agreements with FNT or FNT’s subsidiaries that are expected to continue after the merger. See “The Merger Agreement — Principal Covenants and Agreements — Changes in Related Party Agreements” beginning on page 76 of this proxy statement/prospectus. Certain of FIS’s executive officers and directors will be subject to conflicts of interest with respect to such intercompany agreements and other matters due to their relationships with FNT or its respective subsidiaries.

Some of the FNF executive officers and directors who are expected to become executive officers and directors of FIS in connection with the merger own substantial amounts of FNT stock and stock options because of their relationships with FNF and FNT prior to the merger. Such ownership could create or appear to create potential conflicts of interest when directors and officers of FIS are faced with decisions that involve FNT or any of its respective subsidiaries. William P. Foley, II, Alan L. Stinson and Brent B. Bickett will become executive officers of FIS. Each of these individuals beneficially owns shares of FNT common stock.

Mr. Foley, who will become FIS’s Executive Chairman in connection with the merger, is currently the Chief Executive Officer and Chairman of the board of directors of FNF and is also Chairman of the board of directors of FNT and will become the Chief Executive Officer of FNT. Mr. Stinson and Mr. Bickett will also become officers of FNT. As an officer and director of these companies, each of these individuals will have obligations to FIS as well as to FNT and will have conflicts of interest with respect to matters potentially or actually involving or affecting FIS or its subsidiaries and FNT or its subsidiaries.

Matters that could give rise to conflicts between FIS or its subsidiaries and FNT or its subsidiaries include, among other things:

•	FIS’s past and ongoing contractual relationships with FNT and its subsidiaries, including intercompany agreements and other arrangements with respect to the administration of tax matters, employee benefits, indemnification, and other matters;

•	the quality and pricing of services that FIS has agreed to provide to FNT subsidiaries or that those entities have agreed to provide to FIS; and

•	business opportunities arising for either FIS or FNT or their respective subsidiaries, that could be pursued by either FIS or by FNT, or one or more of their respective subsidiaries.

After the merger, FIS will seek to manage these potential conflicts through dispute resolution and other provisions of its agreements with FNT and its respective subsidiaries and through oversight by independent members of FIS’s board of directors. However, there can be no assurance that such measures will be effective or that FIS will be able to resolve all potential conflicts with FNT, or that the resolution of any such conflicts will be no less favorable to FIS than if it were dealing with an unaffiliated third party.

FIS may lack adequate oversight since the chairman of the board of directors and chief executive officer of FNT will also be the executive chairman of FIS.

In connection with the proposed transactions, Mr. Foley will become executive chairman of the board of directors of FIS. Mr. Foley will also be the chairman of the board of directors and chief executive officer of FNT. As an officer and director of each of these companies, he will have obligations to FIS as well as FNT and may have conflicts of time with respect to matters potentially or actually involving or affecting FIS. As executive chairman, it is expected that Mr. Foley will devote no more than one-half of his time to matters relating to FIS. Although FIS already has a full management team, if Mr. Foley’s duties as executive chairman of the board of directors of FIS require more time than he is able to allot, then his oversight of the activities of FIS could be diminished and the effective management of FIS could be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in, or incorporated by reference into, this proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties, including those risk and uncertainties described in the section entitled “Risk Factors.” In many cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including those set forth in the section of this proxy statement/prospectus entitled “Risk Factors” or elsewhere in this proxy statement/prospectus or in FIS’s or FNF’s other filings with the SEC, including their annual reports on Form 10-K for the year ended December 31, 2005 filed with the SEC and incorporated by reference in this proxy statement/prospectus. Except as may be required by law, FIS and FNF are not under any obligation (and expressly disclaim any such obligation) to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from forward-looking statements in this proxy statement/prospectus.

THE FIS ANNUAL MEETING

General

This proxy statement/prospectus includes an information statement which is being furnished to shareholders of FIS in connection with the FIS Annual Meeting and at any adjournment of the meeting. In addition, this proxy statement/prospectus is being provided to FNF stockholders as part of a solicitation of proxies by the FNF board of directors for use at the FNF Annual Meeting and at any adjournment thereof. FIS’s board of directors is not soliciting proxies from the FIS shareholders in connection with the FIS Annual Meeting on account of the fact that a quorum will be present by virtue of FNF’s 51.3% interest in the outstanding shares of FIS.

FNF and its subsidiaries currently own 97,646,500 shares of FIS, representing ownership of approximately 51.3% of the capital stock of FIS. FNF intends to vote all of its FIS shares (and to cause its subsidiaries to vote all of their FIS shares) in connection with the proposals submitted for the vote of FIS shareholders at the FIS Annual Meeting, provided that, with respect to the adoption of the merger agreement, FNF receives the requisite affirmative vote of its stockholders at the FNF Annual Meeting. As a result, the vote by FNF alone will suffice for the requisite minimum number of votes necessary with respect to each of the proposals at the FIS Annual Meeting.

Notwithstanding FNF’s vote of its controlling interest in FIS, the other shareholders of FIS are invited to attend the FIS Annual Meeting, at which they will have the opportunity to vote. FIS shareholders should be aware that they are not entitled to assert dissenters’ rights of appraisal with respect to their FIS shares.

FIS’s board of directors has approved the merger and the nomination of the directors for election at the FIS Annual Meeting, and has confirmed the FIS audit committee’s retention of the independent auditors for fiscal year 2006. The board of directors’ recommendation to shareholders with respect to the issuance of shares of FIS common stock pursuant to the merger agreement, the amendment of the Amended and Restated Certegy Inc. Stock Incentive Plan, the approval of the FIS Employee Stock Purchase Plan, the approval of the FIS Annual Incentive Plan, the election of directors and the ratification of the appointment of FIS’s independent registered public accounting firm for its fiscal year ending December 31, 2006 are specifically indicated in each of the proposals discussed below.

Date, Time and Place of the FIS Annual Meeting

The 2006 FIS Annual Meeting will be held on October 23, 2006, at 10:00 a.m., local time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204.

Purposes of the FIS Annual Meeting

At the meeting, shareholders will vote upon the following proposals:

•	To approve the issuance of shares of FIS common stock to the stockholders of FNF pursuant to the Agreement and Plan of Merger, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between FIS and FNF, which agreement provides for the merger of FNF with and into FIS with FIS being the surviving corporation;

•	To approve the Amended and Restated Certegy Inc. Stock Incentive Plan, which will, among other things, increase the total number of shares of common stock available for issuance under the current stock incentive plan by an additional 4,000,000 shares and increase the limits on the number of individual awards that may be granted to any individual under the plan;

•	To approve the FIS Employee Stock Purchase Plan;

•	To approve the FIS Annual Incentive Plan;

•	To elect four Class I directors to serve until the 2009 FIS Annual Meeting of shareholders;

•	To ratify the appointment of KPMG LLP as FIS’s independent registered public accounting firm for its fiscal year ending December 31, 2006; and

•	To transact such other business as may properly be brought before the FIS Annual Meeting.

Record Date; Shares Entitled to Vote; Outstanding Shares

The record date for the FIS Annual Meeting was September 11, 2006. This means that you must have been a shareholder of record of FIS common stock at the close of business on that date in order to vote at the FIS Annual Meeting. You are entitled to one vote for each share of FIS common stock you own on the record date. On FIS’s record date, FIS had 190,412,587 shares of FIS common stock outstanding.

Quorum and Voting Rights

Proxies are not being solicited from the shareholders of FIS with respect to the FIS Annual Meeting. FNF’s ownership of a majority of the outstanding common shares of FIS establishes the presence of a quorum at the meeting. Approval of Proposal 1 relating to the issuance of shares of FIS common stock pursuant to the merger agreement requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 2 relating to the amendment of the Amended and Restated Certegy Inc. Stock Incentive Plan requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 3 relating to the approval of the FIS Employee Stock Purchase Plan requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 4 relating to the approval of the FIS Annual Incentive Plan requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting, approval of Proposal 5 relating to the election of directors requires an affirmative vote of a plurality of the votes cast at the FIS Annual Meeting, and approval of Proposal 6 relating to ratification of FIS’s independent auditors as well as any other proposal that may be properly presented at the FIS Annual Meeting requires an affirmative vote of a majority of the votes cast at the FIS Annual Meeting. FNF intends to vote its FIS shares in connection with each of the proposals which alone will suffice for the requisite minimum number of shares necessary with respect to each of the proposals.

ITEM 1 —	THE ISSUANCE OF SHARES OF FIS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT

As discussed elsewhere in this proxy statement/prospectus, FIS shareholders are being asked to vote upon a proposal to approve the issuance of shares of FIS common stock to the stockholders of FNF pursuant to the merger agreement. You are urged to read the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

The FIS board of directors recommends that FIS shareholders vote FOR the issuance of FIS common stock pursuant to the merger agreement.

ITEM 2 —	AMENDMENT OF AMENDED AND RESTATED CERTEGY INC. STOCK INCENTIVE PLAN

As discussed elsewhere in this proxy statement/prospectus, FIS shareholders are being asked to vote to approve the amendment of the Amended and Restated Certegy Inc. Stock Incentive Plan, which amendment will, among other things, increase the total number of shares of common stock available for issuance under the current stock incentive plan by an additional 4,000,000 shares and increase the limits on the number of individual awards that may be granted to any individual under the plan. You are also urged to read the Amended and Restated Certegy Inc. Stock Incentive Plan, which is attached to this proxy statement/prospectus as Annex B.

The FIS board of directors recommends that FIS shareholders vote FOR the amendment to the Amended and Restated Certegy Inc. Stock Incentive Plan.

ITEM 3 — APPROVE THE FIS EMPLOYEE STOCK PURCHASE PLAN

As discussed elsewhere in this proxy statement/prospectus, FIS shareholders are being asked to vote to approve the FIS Employee Stock Purchase Plan. You are also urged to read the FIS Employee Stock Purchase Plan, which is attached to this proxy statement/prospectus as Annex C.

The FIS board of directors recommends that FIS shareholders vote FOR the approval of the FIS Employee Stock Purchase Plan.

ITEM 4 — APPROVE THE FIS ANNUAL INCENTIVE PLAN

As discussed elsewhere in this proxy statement/prospectus, FIS shareholders are being asked to vote to approve the FIS Annual Incentive Plan. You are also urged to read the FIS Annual Incentive Plan, which is attached to this proxy statement/prospectus as Annex D.

The FIS board of directors recommends that FIS shareholders vote FOR the approval of the FIS Annual Incentive Plan.

ITEM 5 — APPROVE ELECTION OF DIRECTORS

As discussed elsewhere in this proxy statement/prospectus, FIS shareholders are being asked to vote in favor of the election of four Class I directors to serve until the 2009 FIS Annual Meeting of shareholders. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the election of directors.

The FIS board of directors recommends that FIS shareholders vote FOR the election of all 4 nominees.

ITEM 6 —	APPROVE RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As discussed elsewhere in this proxy statement/prospectus, FIS shareholders are being asked to vote in favor of the ratification of the appointment of KPMG LLP as FIS’s independent registered public accounting firm for its fiscal year ending December 31, 2006.

The FIS board of directors recommends that FIS shareholders vote FOR the ratification of KPMG LLP as FIS’s independent registered public accountants for fiscal 2006.

Voting by FIS’s Directors and Executive Officers

As of the record date for the FIS Annual Meeting, FNF’s directors and executive officers had the right to vote approximately 0.33 million shares of the then outstanding FIS common stock at the FIS Annual Meeting. As of the record date for the FIS Annual Meeting, these shares represented less than 0.1% of the FIS common stock outstanding and entitled to vote at the meeting.

Voting at the Meeting

As proxies are not being solicited, all voting will be done in person at the FIS Annual Meeting. Ballots will be available to all shareholders in attendance at the meeting provided that, with respect to shareholders whose FIS shares are held in “street name,” those shareholders must present appropriate proof of beneficial ownership of their FIS shares upon entrance to the meeting in order to be able to vote their shares at the meeting.

Other Voting Matters

Electronic Access to Proxy Materials

This proxy statement/prospectus is available on the SEC’s Internet site at www.sec.gov or on FIS’s Internet site at www.fidelityinfoservices.com.

THE FNF ANNUAL MEETING

General

This proxy statement/prospectus is being provided to FNF stockholders as part of a solicitation of proxies by the FNF board of directors for use at the FNF Annual Meeting and at any adjournment thereof. This proxy statement/prospectus provides FNF stockholders with the information they need to know to be able to vote or instruct their votes to be cast at the FNF Annual Meeting.

Date, Time and Place of the FNF Annual Meeting

The FNF Annual Meeting will be held on October 23, 2006, at 9:00 a.m., local time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204.

Purposes of the FNF Annual Meeting

At the FNF Annual Meeting, FNF stockholders will vote upon the following proposals:

•	To adopt the Agreement and Plan of Merger, dated June 25, 2006 as amended and restated as of September 18, 2006 and approve the merger provided for therein, pursuant to which FNF will be merged with and into FIS, with FIS being the surviving corporation.

•	Election of two directors to serve until the 2009 FNF Annual Meeting.

•	Ratification of the appointment of KPMG LLP as FNF’s independent registered public accounting firm for its fiscal year ending December 31, 2006.

•	Any other matters as may properly come before the meeting and any adjournment or postponement of the meeting.

If the proposal relating to the adoption of the merger agreement and approval of the merger receives the requisite number of affirmative votes, it is expected that the merger would be consummated shortly after the satisfaction or waiver of the other conditions to the consummation of the merger. In that event, and if the proposal relating to the election of directors receives the requisite number of affirmative votes, the newly elected directors would serve only until such time as the merger is consummated due to the fact that upon the consummation of the merger, FNF will cease to exist as a separate entity.

Record Date; Shares Entitled to Vote; Outstanding Shares

The record date for the meeting for FNF stockholders was September 11, 2006. This means that you must have been a holder of record of FNF’s common stock at the close of business on that date in order to vote at the FNF Annual Meeting. You are entitled to one vote for each share of FNF common stock you own. On FNF’s record date, 176,603,760 shares of FNF common stock were issued and outstanding.

A complete list of FNF stockholders entitled to vote at the FNF Annual Meeting will be available for inspection at the executive offices of FNF during regular business hours for at least five business days before the annual meeting.

Quorum and Voting Rights

A quorum of stockholders is necessary to hold a valid annual meeting of FNF. A majority of all outstanding shares of FNF entitled to vote and present, in person or by proxy, at the annual meeting constitutes a quorum. All shares of FNF common stock represented at the annual meeting, including abstentions and broker non-votes, will be counted for purposes of determining whether a quorum is present. Once a share is represented for any purpose at the

FNF Annual Meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the annual meeting).

The adoption of the merger agreement and approval of the merger require the affirmative vote of a majority of the outstanding shares of FNF common stock entitled to vote at the FNF Annual Meeting.

For a discussion of how broker non-votes and abstentions will affect the outcome of the vote on these proposals, see “— Voting; Proxies — Voting Shares Held in Street Name” beginning on page 40 and “ — Voting; Proxies — Abstaining from Voting” beginning on page 40.

ITEM 1 — THE MERGER

As discussed elsewhere in this proxy statement/prospectus, FNF stockholders are being asked to adopt the merger agreement and approve the merger, pursuant to which FNF will be merged with and into FIS, with FIS being the surviving corporation. You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, you are directed to the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

The FNF board of directors recommends that FNF stockholders vote FOR the adoption of the merger agreement and approval of the merger and your proxy will be so voted unless you specify otherwise.

ITEM 2 — APPROVE ELECTION OF DIRECTORS

As discussed elsewhere in this proxy statement/prospectus, FNF stockholders are being asked to vote upon the election of two directors to serve until the 2009 FNF Annual Meeting. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the election of directors.

The FNF board of directors recommends that FNF stockholders vote FOR the election of both nominees.

ITEM 3 —	APPROVE RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As discussed elsewhere in this proxy statement/prospectus, FNF stockholders are being asked to vote upon the ratification of the appointment of KPMG LLP as FNF’s independent registered public accounting firm for its fiscal year ending December 31, 2006.

The FNF board of directors recommends that FNF stockholders vote FOR the ratification of KPMG LLP as FNF’s independent registered public accountants for fiscal 2006.

ITEM 4 —	APPROVE ADJOURNMENTS OF THE ANNUAL MEETING, IF NECESSARY, TO PERMIT FURTHER SOLICITATION OF PROXIES

FNF stockholders may be asked to vote on a proposal to adjourn the annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the above proposal. See the discussion regarding adjournments below in “ — Adjournments” beginning on page 42.

The FNF board of directors recommends that FNF stockholders vote FOR the proposal to adjourn, if necessary, the FNF Annual Meeting.

Voting by FNF’s Directors and Executive Officers

As of the record date for the FNF Annual Meeting, FNF’s directors and executive officers had the right to vote approximately 6.27 million shares of the then outstanding FNF common stock at the FNF Annual Meeting. As of the record date for the FNF Annual Meeting, these shares represented less than 3.6% of the FNF common stock outstanding and entitled to vote at the meeting.

Voting; Proxies

You may vote in person at the FNF Annual Meeting or by proxy. We recommend you vote by proxy even if you plan to attend the FNF Annual Meeting. If you vote by proxy, you may change your vote if you attend the annual meeting. If you own FNF common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s), or vote by telephone or over the Internet, your proxy will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your proxy will be voted FOR each of the proposals presented.

If your FNF shares are held in “street name” through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee. Also, see “ — Voting Shares Held in Street Name” below.

Voting Shares Held in Street Name

Generally, a broker, bank or other nominee may only vote the common stock that it holds in “street name” for you in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on certain matters that are considered routine.

If you wish to vote on the proposal to adopt the merger agreement and approve the merger, you must provide instructions to your broker. If you do not provide your broker with instructions, your broker will not be authorized to vote on the proposal to adopt the merger agreement and approve the merger. This broker non-vote will have the same effect as a vote against the proposal.

If you wish to vote on the proposal to approve adjournments of the FNF Annual Meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker will not be authorized to vote on any proposal to adjourn the annual meeting solely relating to the solicitation of proxies to adopt the merger agreement and approve the merger.

Abstaining from Voting

Your abstention from voting will have the same effect as a vote against the proposals summarized above.

How to Vote

You have three voting options:

•	Internet: You can vote over the Internet at the Internet address shown on your proxy card(s). Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). Telephone voting is available 24 hours a day. An easy-to-follow voice prompt allows you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this proxy statement/prospectus.

A number of brokerage firms and banks participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the brokerage firm or bank that accompany this proxy statement/prospectus. If your shares are held in an account at a brokerage firm or bank that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the brokerage firm or bank. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the FNF Annual Meeting; however, you must first obtain a signed and properly executed legal proxy from your broker, bank or other nominee to vote your shares held in “street name” at the annual meeting. Requesting a legal proxy will automatically cancel any voting directions you have previously given to your broker, bank or other nominee by the Internet or by telephone with respect to your shares.

Revoking Your Proxy

You can revoke your proxy at any time before its exercise by:

•	sending a written notice to the Corporate Secretary of FNF, at 601 Riverside Avenue, Jacksonville, Florida 32204, bearing a date later than the date of the proxy, that is received prior to the FNF Annual Meeting and states that you revoke your proxy;

•	voting again over the Internet or by telephone;

•	signing another proxy card(s) bearing a later date and mailing it so that it is received prior to the annual meeting; or

•	attending the annual meeting and voting in person, although attendance at the annual meeting will not, by itself, revoke a proxy.

If your shares are held in “street name,” you will need to contact your broker, bank or other nominee to revoke your proxy.

Other Voting Matters

Voting in Person

If you plan to attend the FNF Annual Meeting and wish to vote in person, we will give you a ballot at the annual meeting. However, if your shares are held in “street name,” you must first obtain a legal proxy authorizing you to vote the shares in person, which you must bring with you to the annual meeting.

Electronic Access to Proxy Materials

This proxy statement/prospectus is available on the SEC’s Internet site at www.sec.gov or on FNF’s Internet site at www.fnf.com.

Proxy Solicitations

FNF is soliciting proxies for the FNF Annual Meeting from FNF stockholders. FNF will bear the entire cost of soliciting proxies from FNF stockholders, except that FIS and FNF will share equally the expenses incurred in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part with the SEC and the printing and mailing of this proxy statement/prospectus. In addition to this mailing, FNF’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. FNF and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of FNF common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly vote by telephone or over the Internet or submit your completed proxy card(s) by mail.

FNF Stockholders should not submit any stock certificates with their proxy card(s).

Adjournments

If a quorum is not present at the FNF Annual Meeting, the chairman of the meeting will have the authority to adjourn the annual meeting to solicit additional proxies without the approval of stockholders. If a quorum is present at the FNF Annual Meeting but there are not sufficient votes at the time of the annual meeting to approve all of the other proposals, holders of FNF common stock may also be asked to vote on a proposal to approve the adjournment of the annual meeting to permit further solicitation of proxies. Approval by a majority of the votes cast on the proposal to adjourn the meeting will be required. In addition, if the new date, time or place of the new meeting is not given at the adjourned meeting or if after the adjournment a new record date is fixed for an adjourned meeting, which it must be if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting, notice of the adjourned meeting must be given to each shareholder of record entitled to vote at such annual meeting.

Assistance

If you need assistance in completing your proxy card(s) or have questions regarding FNF’s Annual Meeting, please contact Morrow & Co. at (800) 662-5200, or write to Morrow & Co. at 470 West Avenue, Stamford, CT 06902.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject and qualified in its entirety by reference to the merger agreement and the related documents attached as annexes to this proxy statement/prospectus. We urge you to read the entirety of those documents as well as the discussion in this proxy statement/prospectus.

Structure of the Merger

FIS and FNF have reached an agreement for FNF to merge with and into FIS. Upon completion of the merger, the separate corporate existence of FNF will cease and FIS will continue as the surviving corporation. At the same time that it entered into the merger agreement with FIS, FNF entered into the distribution agreement with FNT, under which FNF has agreed to transfer its interests in certain companies and certain other assets and liabilities to FNT in exchange for shares of FNT Class A common stock and the assumption by FNT of certain liabilities of FNT (as provided in the distribution agreement) prior to the merger of FNF into FIS. Following the contribution of assets by FNF to FNT, FNF will convert all of its shares of FNT Class B common stock into shares of FNT Class A common stock. Immediately thereafter, FNF will distribute the converted shares, together with the shares of FNT Class A common stock transferred to FNF by FNT, to the holders of the outstanding capital stock of FNF. We refer to this distribution as the spin-off. Upon completion of the spin-off, FNF will have no assets other than its ownership of FIS common stock, its ownership of FNF Leasing (which, subject to satisfaction of the conditions in the Leasing merger agreement, will merge with and into a subsidiary of FIS shortly after the spin-off) and its rights under certain agreements entered into pursuant to the distribution agreement. Prior to the effective time of the merger, FIS will amend and restate the Amended and Restated Certegy Inc. Stock Incentive Plan to increase the total number of shares available by an additional 4,000,000 shares. It is contemplated that the merger would be completed twelve business days, approximately two weeks, following the spin-off.

The boards of directors of FIS and FNF both believe that the merger will provide benefits to their respective shareholders and stockholders and that the merger will be in the best interests of their respective companies, shareholders and stockholders. To review the reasons for the merger in greater detail, see “The Merger — FIS’s Reasons for the Merger and Recommendation of FIS’s board of directors” beginning on page 51 and “The Merger — FNF’s Reasons for the Merger and Recommendation of FNF’s board of directors” beginning on page 52.

We urge you to read carefully the entire merger agreement attached to this proxy statement/prospectus as Annex A because it sets forth the terms of and is the principal legal document governing the merger.

Background of the Merger

FNF completed the formation of Old FIS and contributed assets to it in early 2005 in connection with the sale of a 25% interest in Old FIS to a group of private equity investors led by Thomas H. Lee Partners and Texas Pacific Group. The principal businesses contributed were FNF’s bank core processing and mortgage processing business, its lender services businesses and its real estate information businesses. In February 2006, Old FIS merged into a subsidiary of Certegy in a transaction in which FNF and the private equity investors received an aggregate of 67.4% of the common stock of Certegy. Certegy was renamed Fidelity National Information Services, Inc. Prior to the merger of Old FIS and Certegy, FNF distributed a minority interest in FNT, the holding company for FNF’s title insurance operations, to the stockholders of FNF in a taxable distribution. This distribution resulted in FNT becoming publicly traded on the NYSE.

Following the Certegy merger and the establishment of public markets for FNT common stock and FIS common stock, FNF management perceived that the public market price for FNF common stock was not adequately reflecting the aggregate fair value of FNF’s businesses, including FNF’s majority stakes in both FNT and FIS. FNF believed that one possible factor contributing to this discount, among others, was FNF’s requirement that, for so long as FNF retained significant ownership positions in FNT and FIS, FNF maintain a majority ownership position in each company in order to consolidate financial results within FNF for accounting purposes, which limited the ability of each of FNT and FIS to use its common stock as currency for acquisitions.

By early April 2006, senior management of FNF had concluded that the public markets had discounted the value of FNF stock in relation to the aggregate fair value of FNF’s parts. FNF and senior management began discussing the potential inefficiencies in FNF’s holding company structure and how the market valuation of FNF’s assets might be maximized in a corporate restructuring. Senior management recognized a number of factors in its decision to investigate the possibility of a restructuring transaction, including that:

•	FNF’s majority ownership of FIS and FNT may limit the public float, the number of eligible stockholders, the trading liquidity and, therefore, the market value of FIS and FNT common stock; and

•	FNF’s need to maintain its majority ownership positions in FIS and FNT may limit the ability of each of FIS and FNT to use its common stock as currency for acquisitions and, therefore, may constrain FIS and FNT from pursuing attractive acquisition opportunities.

Senior management also recognized the possibility that eliminating the FNF holding company structure and making FIS and FNT independent companies would simplify the profile of the FNF family of companies, eliminate the discount surrounding FNF common stock, provide more valuable currencies for future acquisitions for both FIS and FNT and more fully realize the underlying value of FIS and all of the assets of FNF.

Accordingly, senior management of FNF, in consultation with Bear Stearns & Co. Inc., began studying potential transactions that might mitigate or eliminate the perceived structural inefficiencies described above. FNF believed that any such transaction would have to be subject to at least two constraints: (i) that it not cause a taxable transaction for FNF or its stockholders and (ii) that it not trigger purchase accounting rules that would require FNT or FIS (or a successor company in any transaction) to recognize significant goodwill in connection with any sale or transfer of assets.

At the regular quarterly meeting of the FNF board of directors on April 26, 2006, senior management proposed to the FNF board of directors a plan for a three-step transaction that would result in FIS and FNT becoming independent entities held entirely by public stockholders. In the first step, FNF would transfer its specialty insurance businesses, its interest in Sedgwick CMS Holdings, Inc. and certain other assets to FNT in exchange for stock of FNT. In the second step, FNF would spin off its entire ownership of FNT to FNF stockholders in a tax-free distribution, effectively leaving FNF with its ownership in FIS as its only asset. In the third step, FNF would merge with FIS and stockholders of FNF would receive shares of FIS common stock in a tax-free transaction, thus making FIS independent of FNF ownership. The FNF board of directors approved pursuing these transactions, subject to further analysis of the value of the proposed transactions to FNF and its stockholders and evaluation and negotiation of the transactions by the special committee of the FNF board of directors established at the same meeting, as discussed below. In authorizing the pursuit of this plan, the FNF board of directors considered, among other things, the potential for the proposed transactions to eliminate or mitigate the holding company discount to the FNF stock price, discussed above, the need for FNT and FIS to pursue their own independent business and acquisition strategies and the projected impact of the transactions on FNT and FIS common stock valuations.

At the April 26, 2006 meeting, the FNF board of directors did not set or propose any definitive financial terms for either the asset sale to FNT or the merger with FIS. As part of the public announcement of the proposed plan, FNF did indicate that it expected to propose a total consideration range of $1.0 billion to $1.25 billion for the assets to be transferred to FNT. FNF also indicated that the conversion ratio of FIS common stock for FNF common stock would be based on a number of factors, including the market value of FIS, FNF’s controlling ownership position in FIS, the potential benefit of the increased float of FIS for FIS shareholders and the ability of FIS, after the proposed merger with FNF, to issue stock for acquisitions without the risk of affecting FNF’s majority ownership position.

At the April 26, 2006 meeting, the FNF board of directors authorized the creation of a special committee of disinterested directors, which we refer to as the FNF special committee, consisting of Richard N. Massey and Douglas K. Ammerman, with Mr. Massey serving as chairman. The FNF special committee was authorized to, among other things, negotiate the terms and conditions of any proposed sale of assets of FNF to FNT and/or a spin-off of FNT common stock to the holders of FNF common stock, negotiate the terms and conditions of any proposed merger of FNF with and into FIS, provide a recommendation to the FNF board of directors as to whether such transactions with FNT and FIS should be pursued by FNF, and retain counsel and financial advisors selected by the FNF special committee.

On April 26, 2006, subsequent to the FNF board of directors meeting, the FNF special committee had its initial meeting, at which the FNF special committee discussed the proposed transaction in general terms and the retention of its independent financial advisor and legal counsel. The FNF special committee retained Bear Stearns & Co. Inc., which we refer to as Bear Stearns, as its independent financial advisor and requested that Bear Stearns independently consider and evaluate the proposed transactions and any strategic alternatives available to FNF. The FNF special committee also retained Sullivan & Cromwell LLP, which we refer to as Sullivan & Cromwell, as its legal counsel. LeBoeuf, Lamb, Greene & MacRae LLP, which we refer to as LeBoeuf, acted as legal counsel to FNF in connection with the proposed transactions.

At a meeting of the board of directors of FIS on April 26, 2006, Mr. Foley described to the board of directors the restructuring that FNF was considering proposing to FIS. The FIS board of directors then voted to establish a committee of disinterested directors, consisting of James K. Hunt, Keith W. Hughes and David K. Hunt, with James K. Hunt serving as chairman. The FIS special committee was authorized to (i) review, evaluate, respond to and negotiate the terms and conditions of any proposal that FNF might make for such a transaction, (ii) provide a recommendation to the board of directors as to whether such a transaction should be pursued by FIS and if so, as to whether a particular transaction is fair to and in the best interests of the public shareholders of FIS and (iii) retain counsel and financial advisors selected by the FIS special committee. The FIS special committee hired Weil, Gotshal & Manges LLP, which we refer to as Weil, as its legal counsel and Stephens, Inc., which we refer to as Stephens, as its financial advisor.

On May 3, 2006, management of FNF, FIS and FNT convened an organizational meeting for pursuit of the proposed transactions and hosted due diligence sessions for the benefit of the financial and legal advisors to the FNF, FIS and FNT special committees. Following this meeting, Sullivan & Cromwell continued reviewing certain material contracts and other documents as part of its legal due diligence effort.

On May 5, 2006, the FIS special committee met telephonically with Weil and Stephens. Stephens presented information regarding the business of FIS and the potential implications of the transaction on FIS. The FIS special committee discussed with Weil the threshold legal and tax ramifications of the proposed transaction and the process. Following this meeting, Weil began reviewing certain material contracts and other documents of FIS as part of its legal due diligence effort.

Between May 5 and May 17, 2006, the FNF special committee held several telephonic meetings with its legal and financial advisors to discuss the prospective financial and other terms of the FNT asset sale and FIS merger to be proposed to FNT and FIS.

On May 17, 2006, the FNF special committee sent term sheets developed with the assistance of LeBoeuf and Sullivan & Cromwell to the chairmen of the FNT and FIS special committees, containing FNF’s proposed terms for the FNT asset sale and spin-off and the FIS merger transactions, respectively. The proposal to FNT contemplated that consideration to FNF for the asset contribution would be in the form of FNT common stock having an aggregate value, based on an average market price prior to agreement on the transactions, of $1.25 billion. The term sheet delivered to the FIS special committee generally described the form of the proposed transaction between FNF and FIS and the proposed material terms of the transaction documentation. The proposal to FIS contemplated a merger in which FNF would merge with and into FIS, on the basis of a conversion ratio of FIS common stock for FNF common stock that would be based upon an exchange ratio of 1.05 shares of FIS common stock for each share of FIS common stock then owned by FNF, which we refer to as the exchange ratio. The term sheets also contemplated that all FNF stock options held by employees of FIS would be converted into FIS stock options, all FNF stock options held by employees of FNT would be replaced with FNT stock options, and all FNF stock options held by employees designated by the FNF board of directors as being dual service employees, that is, employees of both FIS and FNT, would be converted into or replaced with a combination of FIS stock options and FNT stock options. The proposed transaction would be conditioned upon the consummation of the spin-off.

Beginning on May 17, 2006, Mr. Massey, the chairman of the FNF special committee, engaged in direct discussions about the merger with James K. Hunt, the chairman of the FIS special committee. Mr. Hunt proposed an exchange ratio for the merger that would entitle FNF stockholders to an aggregate of exactly that number of FIS shares of common stock held by FNF immediately prior to the completion of the merger or a one-to-one exchange ratio. No exchange ratio was agreed at such time, pending further discussion of other terms and conditions of the merger transaction.

On May 18, 2006, in a telephonic meeting between the FIS special committee and its legal and financial advisors, the FIS special committee discussed the progress made on the transaction and the terms of a term sheet received from FNF on May 17, 2006, as described above. The FIS special committee did not accept the proposed economic terms of the proposed transaction with FNF at this meeting. Weil also identified in more detail the potential tax and accounting issues that the FIS special committee would need to address to their satisfaction prior to entering into definitive agreements with FNF. FIS’s legal and financial advisors continued their due diligence efforts.

On May 22, 2006, the FIS special committee met telephonically with its legal and financial advisors as well as Lee Kennedy, President and Chief Executive Officer of FIS, and Jeffrey Carbiener, Chief Financial Officer of FIS. Mr. Kennedy described the market reaction to the proposed transaction with FNF. Mr. Kennedy also presented his view of the strategic advantages to FIS of the transaction. The FIS special committee also discussed the proposed role of the FNF management team in FIS, the assumption of equity compensation and the status of repurchases of FIS common stock. FIS’s legal and financial advisors continued their due diligence efforts.

On May 29, 2006, in a telephonic meeting with its legal and financial advisors, the FIS special committee discussed the matters to be discussed with the FNF special committee at a joint telephonic meeting scheduled for May 30, 2006, including the term sheet received from FNF on May 26, 2006. The term sheet again contemplated an exchange ratio equal to 1.05 shares of FIS common stock for each share of FIS common stock held by FNF, conversion of all FNF stock options held by FIS employees into FIS stock options, replacement of all FNF stock options held by FNT employees with FNT stock options and replacement or conversion of all FNF stock options held by dual service employees with or into a combination of FNT stock options and FIS stock options.

On May 30, 2006, in a joint telephonic meeting, the FIS special committee and the FNF special committee discussed with their legal and financial advisors the structure and status of the proposed transaction, including the assumption of FNF options by FIS and the proposed compensation arrangements for senior executives. The FIS special committee and the FNF special committee also discussed the timing and process of the transaction and the progress being made with legal documentation. The desire for a tax ruling from the Internal Revenue Service was discussed between the parties, as well as the status of the ruling request. The FIS special committee and the FNF special committee then discussed other matters concerning the transaction, including the proposed exchange ratio and expected timing of the announcement of the transaction. No agreement was reached between FNF and FIS at this meeting with respect to the key economic terms of the proposed transaction. Following this meeting, discussions continued among legal counsel for FNF, the FNF special committee, the FIS special committee and the FNT special committee regarding the terms of the proposed merger agreement, the agreement governing the asset sale to FNT and the spin-off and related agreements. In addition, the respective parties’ financial advisors continued to work on valuation matters.

On June 1, 2006, LeBoeuf provided to the FIS and FNF special committees and their legal counsel the initial draft of the original merger agreement pertaining to the proposed transaction between FNF and FIS.

On June 2, 2006, the FIS special committee had a telephonic meeting with its legal and financial advisors to discuss the status and structure of the proposed transaction. The FIS special committee discussed matters pertaining to the tax ruling request and the proposed form of employment agreement for certain senior executives of FNF, who following the consummation of the transactions, would be employees of both FIS and FNT, including Mr. Foley.

On June 7, 2006, the FIS special committee met in New York at the offices of Weil with its legal and financial advisors as well as Mr. Kennedy, to discuss the status of the transaction and material open matters. Participants at the meeting discussed the most recent comments on the original merger agreement and answered the FIS special committee’s questions about the comments. Weil discussed the tax ruling process relating to the transaction, and addressed the questions of the FIS special committee relating to potential tax effects of the transaction. The FIS special committee discussed potential liabilities to be incurred by FIS resulting from the transaction and the limitations on FIS in using its capital stock as consideration in acquisitions following the proposed transaction. Mr. Kennedy and the FIS special committee also discussed the status of FIS’s intercompany agreements with FNF and other FNF subsidiaries and how such agreements would be impacted by the transaction. Mr. Kennedy reiterated his view of the potential benefits of the transaction to FIS. The FIS special committee reviewed with Weil the remaining open issues on the original merger agreement, including the exchange ratio and the conversion of FNF stock options into FIS stock options. Stephens then gave a brief presentation concerning the market analysis of similar transactions and the overall market reaction to the proposed transaction. The FIS special committee discussed the market effects at length and considered what would be the most appropriate exchange ratio for the proposed transaction. During this meeting, the FIS special committee also discussed the potential accounting issues relating generally to the structure of the transaction. Following a review of the remaining open items on the original merger agreement, the FIS special committee then discussed the open compensation matters, including the terms of the proposed employment agreements for FIS executives who will be sharing time between FIS and FNT. The FIS special committee also discussed the acceleration of equity awards, and it was determined that FIS would seek waivers of acceleration for any options granted under the Amended and Restated Certegy Inc. Stock Incentive Plan on February 1, 2006.

On June 9, 2006, the FNF special committee held a teleconference meeting with its legal and financial advisors to discuss the status of the transaction and material open matters. Participants at the meeting discussed FIS’s comments on the original merger agreement and the FIS special committee’s proposal of a one-to-one exchange ratio. The FNF special committee discussed such proposal in light of Bear Stearns’ review of similar precedent transactions, previously presented, and the overall market reaction to the proposed transaction, particularly the effects on the FNF and FIS stock prices. The FNF special committee also discussed the tax ruling request relating to the transaction and considered the limitations that would be imposed on FIS in using its capital stock as consideration in acquisitions following the proposed transaction. The FNF special committee also reviewed with Sullivan & Cromwell the remaining open issues on the original merger agreement, including the exchange ratio.

On June 11, 2006, the FIS special committee had a telephonic meeting with its legal and financial advisors to discuss the status of the proposed transaction, focusing on matters concerning the assumption by FIS of certain FNF stock options in the transaction, FIS’s proposal for increasing the number of shares available under the FIS stock option plan and the composition of FIS’s board of directors following the transaction. Information provided by FNF revealed the extent to which FIS would be assuming FNF stock options, which was a total of approximately 4.7 million options to be replaced with FIS stock options of equivalent value. The FIS special committee, in consultation with Stephens, expressed concern regarding the dilutive effect that such options would have on the ownership of FIS common stock held by existing FIS shareholders. The FIS special committee also discussed with Weil certain tax matters relating to the transaction.

Further teleconference meetings of the FNF special committee were held on June 13 and June 21, 2006 with its financial and legal advisors to discuss the status of negotiations with both the FIS and FNT special committees and the positions that the FNF special committee should take with respect to the financial terms of the respective transactions, including the treatment of FNF employee stock options, and the post-closing composition of the FNT and new FIS boards of directors. In considering the proposed one-to-one exchange ratio for the merger, the FNF special committee recognized that, in order to preserve favorable tax and accounting treatment of the transactions, FIS would be required to assume all of the outstanding FNF options with the exception of those options being assumed by FNT and approximately 4.4 million options held by senior executives of FNF. The FNF special committee also recognized that the FIS special committee had concerns about the potential dilutive effect of those options on the ownership of FIS common stock held by existing FIS shareholders. The FNF special committee discussed with its advisors the fairness of the one-for-one exchange ratio in light of the proposed treatment of options, the analysis of precedent transactions provided by Bear Stearns, and the relative valuations of the two companies.

From June 12, 2006 until June 23, 2006, the legal and financial advisors of FIS and FNF continued to negotiate the transaction documents pertaining to the transaction, including a review of ancillary agreements and disclosure schedules. In addition, the parties discussed and negotiated the material economic terms of the transaction. It was determined by the FIS special committee, in consultation with Stephens, that it would not be acceptable for FIS to assume certain vested stock options held by three senior executives of FNF, William P. Foley, II, Alan L. Stinson and Brent B. Bickett, due to their dilutive effect on the ownership of FIS common stock held by existing FIS shareholders. Through negotiation, the parties ultimately settled on an exchange ratio of one share of FIS common stock for each share of FIS common stock held by FNF and on the principal terms of an agreement to be entered into among FNF and Messrs. Foley, Stinson and Bickett entitling FNF prior to the closing to settle in cash, or require the exercise of, approximately 4.4 million stock options held by Messrs. Foley, Stinson and Bickett instead of these options being converted into or replaced with a combination of FNT stock options and FIS stock options. Finally, it was determined that FNT would bear all of the pre-closing liabilities of FNF, including those that may stem from the consummation of the proposed transactions.

During the same period, discussions between the FNF and FNT special committees and their advisors continued on the proposed purchase price and the other terms of the FNT asset contribution and spin-off transactions.

On June 23, 2006, the FNT and FNF special committees finally agreed on a proposal in which FNT would issue to FNF, in exchange for the asset contribution to FNT, 34,042,553 shares of FNT Class A common stock (having a market value of approximately $700 million as of June 23, 2006) for the non-cash assets, plus a number of additional shares of FNT Class A Common Stock equivalent to the contributed cash, not to exceed $275 million, to be issued based on a price of $23.50 per share of FNT common stock.

On June 25, 2006, the FIS special committee met telephonically with its legal and financial advisors to discuss the proposed final drafts of the definitive documents relating to the proposed transaction. Representatives from Weil discussed the resolution of the material open issues that the FIS special committee had been discussing throughout the process, including tax matters, the exchange ratio in the merger, and the treatment of equity incentive compensation for senior executives of FNF and all other FNF and FIS employees. Stephens made a presentation to the effect that upon consideration of the material terms of the proposed transactions, as of such date and subject to the qualifications set forth therein, the exchange ratio in the merger is fair, from a financial point of view, to the shareholders of FIS other than FNF. The FIS special committee then discussed the assumption of equity incentives of FNF in the transaction. The costs and benefits of doing so were discussed at length, including FIS’s need to provide incentives for its employees. The FIS special committee then discussed and reviewed certain significant provisions of the merger agreement. Following additional discussion and deliberation, the FIS special committee unanimously recommended the approval and adoption of the original merger agreement by FIS’s board of directors.

On June 25, 2006, shortly after the FIS special committee meeting, the FIS board of directors met to consider the proposed transactions and the special committee’s recommendation. Representatives of Weil made a presentation to the board of directors on its fiduciary duties in connection with the proposed transactions and also reviewed the processes of deliberation and due diligence undertaken by the special committee and its advisors in connection with the proposed transactions. Mr. Hunt presented the FIS special committee’s findings and its recommendation. Stephens then made a presentation to the FIS board of directors, substantially the same in form and substance as the presentation made to the FIS special committee, and gave its opinion to the full board of directors that the transactions, including the consideration to be received by FIS, were fair, from a financial point of view, to FIS and its stockholders other than FNF. Representatives of LeBoeuf also attended the meeting. The board of directors discussed, among other factors, that the proposed transactions seemed to capture the value gap associated with FNF common stock, the fairness of the exchange ratio, the potential for the transactions to enhance stockholder value, the increased efficiency of the elimination of the holding company structure, the positive effects on potential acquisitions, and the tax and accounting treatment of the transactions. See “— FIS’s Reasons for the Merger and Recommendation of FIS’s Board of Directors” beginning on page 51.

After full consideration of the presentations of the FIS special committee, Stephens and Weil, and after additional deliberation, the FIS board of directors unanimously adopted and approved among other things the merger, the original merger agreement, the management compensation arrangements proposed to be entered into by FIS in connection with the merger and the other agreements relating to the transactions and unanimously resolved to recommend that the FIS shareholders approve among other things the issuance of FIS common stock in connection with the merger.

On June 25, 2006, the FNF special committee met telephonically, together with its legal and financial advisors, to discuss the proposed final drafts of the definitive documents relating to the proposed transaction. The FNF special committee was advised that the FIS and FNT boards of directors had approved the proposed transactions that day. At the meeting, Bear Stearns made a presentation on the financial aspects of the proposed transactions, and the committee discussed with its financial and other advisors, among other things, the financial terms of the transactions, including the exchange ratio, the financial analyses performed by Bear Stearns, the potential increase in stockholder value resulting from the transactions and the relative valuation of FNF and FIS. After the presentation and these discussions, Bear Stearns gave its opinion that the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole, were fair from a financial point of view to FNF and the stockholders of FNF. In addition, representatives of Sullivan & Cromwell made a presentation with respect to the FNF special committee’s fiduciary duties in connection with its consideration of the merger and the other transactions. After full consideration of the presentations of Bear Stearns and Sullivan & Cromwell, and of the merger and the other proposed transactions, and after additional deliberation, the FNF special committee determined that the transactions were fair to and in the best interest of FNF’s stockholders and unanimously resolved to recommend that the FNF board of directors approve the original merger agreement, the original securities exchange and distribution agreement and the other agreements relating to the transactions, and to recommend that the FNF board of directors recommend that the stockholders vote to approve and adopt the original merger agreement.

On June 25, 2006, shortly after the FNF special committee meeting, the FNF board of directors met to consider the proposed transactions and the FNF special committee’s recommendation. Representatives of Sullivan & Cromwell made a presentation to the FNF board of directors on its fiduciary duties in connection with the proposed transactions and also reviewed the processes of deliberation and due diligence undertaken by the special committee and its advisors in connection with the proposed transactions. Mr. Massey presented the FNF special committee’s findings and its recommendation. Bear Stearns then made a presentation to the FNF board of directors, substantially the same in form and substance as the presentation made to the FNF special committee, and gave its opinion to the full board of directors that the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole, were fair from a financial point of view to FNF and the stockholders of FNF. Representatives of LeBoeuf also participated in the meeting. The FNF board of directors discussed, among other factors, the fairness of the exchange ratio, the elimination of the sum-of-the-parts discount and the narrowing of the valuation gap for FNF stockholders, the positive effects on potential acquisitions by FIS using equity as a component of consideration, and the tax-free treatment of the transactions. See “— FNF’s Reasons for the Merger and Recommendation of FNF’s Board of Directors,” beginning on page 52.

After full consideration of the presentations of the FNF special committee, Bear Stearns and Sullivan & Cromwell, and after additional deliberation, the FNF board of directors unanimously approved the original merger agreement, the original distribution agreement and the other agreements relating to the transactions and unanimously resolved to recommend that the FNF stockholders vote to adopt the original merger agreement and approve the merger. The FNF board of directors also unanimously approved the letter agreement regarding executive options; Mr. Foley recused himself from that vote, however.

Following the meetings of the FNF and FIS boards of directors, on the evening of June 25, 2006, FNF and FIS signed the merger agreement, FNF and FNT signed the distribution agreement and FNF and Messrs. Foley, Stinson and Bickett signed the letter agreement regarding executive options.

On June 26, 2006, prior to the open of trading on the NYSE, FNF, FIS and FNT issued press releases announcing the transactions.

In late August 2006, FNF proposed to amend and restate the distribution agreement and the merger agreement in order to restructure the transactions to provide for FNF to retain FNF Leasing and its 75% owned subsidiary, FNF Capital LLC, rather than contribute those assets to FNT. FNF Leasing would subsequently be transferred to FIS following the spin-off. FNF Leasing is engaged in the technology leasing business and represents a small portion of the assets that were the subject of the original distribution agreement. FNF proposed the change as a result of comments received from the Internal Revenue Service on FNF’s request for a ruling that the transactions (including the spin-off) will be tax free transactions under the Internal Revenue Code. See ‘— Summary of Material United States Federal Income Tax Considerations.” The proposed revised agreements also corrected typographical errors and made technical legal revisions to conform the agreements to the intent of the parties. LeBoeuf prepared drafts of the amended and restated distribution agreement, the amended and restated merger agreement and the Leasing merger agreement, which we refer to collectively as the revised agreements, and delivered the revised agreements to counsel for the FNF, FIS and FNT special committees for consideration by each special committee.

On September 6, 2006, the FIS special committee met telephonically with its legal and financial advisors to discuss the revised terms of the transaction, including the Leasing merger. It was discussed whether the FIS special committee would require Stephens to update its fairness opinion in light of the proposed terms, and the FIS special committee concluded that the Leasing merger was not financially significant to warrant the issuance of a revised fairness opinion. On September 11, 2006, the FIS special committee again met telephonically to discuss the status of the transaction and deliberate regarding the fairness of the transaction as a whole to FIS and its shareholders. Representatives from Weil discussed the resolution of the material open issues that the FIS special committee had been discussing. The FIS special committee then discussed and reviewed certain significant provisions of the merger.

On September 12, 2006, the FNF special committee held a telephonic meeting to discuss the restructuring of the proposed transactions. Bear Stearns gave a presentation on the financial aspects of the restructured form of the proposed transactions, including the Leasing merger. Bear Stearns also advised the FNF special committee (without issuing, reissuing or amending its fairness opinion in any way) that, on the date that it issued its fairness opinion, it would not have viewed the changes to the transaction structure involving Leasing, as described above, as material to its financial analysis of the proposed transactions or its conclusions as to the fairness of the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole (as described above). The FNF special committee then further discussed the legal, tax, financial and accounting aspects of the restructured form of the proposed transactions, and made inquiries of representatives of FNF management in attendance at the meeting. After full consideration of the presentation of Bear Stearns and of the revised structure of the proposed transactions, and the information provided by management and its advisors, the FNF special committee unanimously resolved to recommend that the FNF board of directors approve the revised agreements.

On September 12, 2006, shortly after the FNF special committee meeting, the FNF board of directors met telephonically to consider the restructured form of the proposed transactions. The FNF special committee reported that it had voted to recommend the revised form of the transactions as well as the revised agreements to the FNF board of directors and stated its reasons for its recommendation. The FNF board of directors then discussed certain legal, tax, accounting and financial aspects of the proposed transaction, in consultation with management and its legal and financial advisors. After full consideration of the revised form of the transaction, the recommendation of the special committee and the information provided by management and its advisors, the FNF board of directors unanimously approved the revised agreements.

On September 13, 2006, FNF informed the FNF and FIS special committees through their respective counsel that the 25% minority owner of FNF Capital LLC was considering attempting to exercise certain tag-along rights pursuant to the FNF Capital LLC Operating Agreement, which if available might allow the minority shareholder to be given an opportunity to sell its LLC interests to FIS on the same terms and conditions as provided in the Leasing merger. Additional revisions to the revised agreements, which we refer to as the additional revisions, were made in order to provide that, in the event of the exercise of the FNF Capital LLC minority owner’s tag-along rights, if the shares were not otherwise acquired by a third party (including FNF Leasing as described below), FIS would purchase the minority owner’s interests in exchange for FIS stock simultaneously with the Leasing merger, and that in the event that FNF Leasing were to purchase the minority owner’s interests in FNF Capital LLC, FNF Leasing would receive FIS stock in the Leasing merger on the basis of a 100% interest in FNF Leasing. Revised agreements showing the additional revisions were distributed to the special committees and their legal and financial advisors for review.

On September 17, 2006, the FNF special committee met telephonically with its legal and financial advisors to review the additional revisions. The FNF special committee discussed the effect of and purpose for the additional revisions. Bear Stearns advised the FNF special committee that (without issuing, reissuing or amending its fairness opinion in any way), on the date that it issued its fairness opinion, it would not have viewed the additional revisions, as material to its financial analysis of the proposed transactions, or its conclusions as to the fairness of the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole. After full consideration of the additional revisions, the FNF special committee unanimously resolved to recommend that the FNF board of directors adopt the additional revisions to the revised agreements. The FIS special committee also considered the additional revisions and unanimously resolved to recommend that the FIS board of directors adopt them.

On September 18, 2006, the board of directors of FNF unanimously approved the revised agreements by written consent.

On the evening of September 18, 2006, FNF and FIS signed the amended and restated merger agreement. FNF and FNT signed the amended and restated distribution agreement and FIS, FNF Leasing, and a wholly owned subsidiary of FIS signed the Leasing Merger agreement.

FIS’s Reasons for the Merger and Recommendation of FIS’s Board of Directors

The FIS board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of FIS common stock in connection with the merger, are in the best interests of FIS and its shareholders. Accordingly, the FIS board of directors recommends that FIS shareholders vote FOR approval of the issuance of shares of FIS common stock pursuant to the merger agreement.

In reaching its conclusion to approve the merger agreement and to recommend that FIS shareholders approve the issuance of shares of FIS common stock in connection with the merger, the FIS board of directors reviewed and discussed the merger agreement and the transactions contemplated thereby, including the merger and the related transactions, with FIS’s management team and its financial, actuarial and legal advisors and considered a number of factors, including the following:

Strategic Considerations.  FIS’s board of directors believes that the merger with FNF will provide a number of significant strategic opportunities and benefits, including the following:

•	eliminating the controlling shareholder, increasing clarity around ownership and removing any inherent conflict of interest associated with FNF’s current control of FIS;

•	removing any market discount associated with having a controlling shareholder;

•	making it easier for FIS to use its stock to effect acquisitions;

•	increasing the public float of FIS common stock;

•	easing the use of FIS equity for management incentives;

•	providing for continued access to certain FNF executives and management expertise;

•	allowing for greater core management focus; and

•	facilitating potential inclusion in market indices such as the S&P 500 that FIS was previously excluded from because of the control by FNF.

Other Factors Considered by the FIS Board of Directors.  In addition to considering the strategic factors outlined above, the FIS board of directors considered the following additional factors:

•	that FIS would experience a near-term shift in its shareholder base;

•	possibility for a significant tax cost as a result of a post-closing action that causes the spin-off to be treated as a taxable transaction under Section 355(e) of the Code;

•	conversion of FNF stock options into FIS options diluting existing non-FNF FIS shareholders;

•	the possibility that, over the long term, the FIS and FNT businesses might become direct competitors; and

•	FIS needing to recreate some functions which were previously conducted at the FNF parent level.

The foregoing discussion of the information and factors considered by FIS’s board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in connection with its determination that the terms of the merger agreement, including the merger and the issuance of FIS common stock in the merger, are advisable and in the best interests of FIS and its shareholders. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the FIS board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, the FIS board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate decision, but rather the FIS board of directors conducted an overall analysis of the factors described above, including through discussions with, and the questioning of, FIS’s management team and outside financial, actuarial and legal advisors. In considering the factors described above, individual members of the FIS board of directors may have given different weight to different factors.

In considering the recommendation of the FIS board of directors with respect to the merger agreement and the merger, you should be aware that certain FIS directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of FIS shareholders generally. See the section entitled “— Interests of Directors and Executive Officers in the Merger” beginning on page 66.

FNF’s Reasons for the Merger and Recommendation of FNF’s Board of Directors

The FNF board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of FNF and its stockholders and are consistent with, and in furtherance of, the long-term business strategies and goals of FNF. Accordingly, the FNF board of directors has unanimously adopted the merger agreement and approved the merger and recommends that FNF stockholders vote FOR adoption of the merger agreement and approval of the merger.

The FNF board of directors, in reaching its decision to adopt the merger agreement and approve the merger, consulted with its management, as well as with its financial, actuarial and legal advisors, carefully reviewed a significant amount of information and considered a variety of factors weighing positively in favor of the merger, including, without limitation, the following:

•	the fairness of the exchange ratio to FNF stockholders;

•	the opinion of FNF’s financial advisor Bear Stearns that, as of June 25, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole, were fair from a financial point of view to FNF and the stockholders of FNF;

•	the advice of Bear Stearns that, on the date that it issued its fairness opinion, it would not have viewed the changes to the transaction structure involving Leasing, as described above, as material to its financial analysis of the proposed transactions or its conclusions as to the fairness of the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole;

•	the simplified structure of FIS along with the distribution of new FNT Class A common stock in the spin-off, eliminates the sum-of-the-parts discount for FNF stockholders and narrows the valuation gap for FNF stockholders;

•	the transactions provide FNF stockholders with separate securities in two companies that each presents a distinct business model to a wider market of potential shareholders;

•	the transactions allow FIS to pursue acquisitions utilizing equity as a component of consideration;

•	the transactions enable FIS to better use equity to compensate employees; and

•	the transactions provide a tax-free merger with FIS.

In addition to these factors, the FNF board of directors also considered the potential adverse impact of other factors weighing negatively towards the merger. These included the following:

•	FNF’s current platform no longer exists as an independent company; and

•	collectively FNF stockholders lose centralized control of FIS and the other assets held at FNF.

The FNF board of directors, in reaching its decision to approve the merger, also considered the interests that certain FNF executive officers and directors may have with respect to the merger in addition to their interests as FNF stockholders generally and the fact that certain provisions of Georgia law and the FIS certificate of incorporation and bylaws may be viewed as having anti-takeover effects with respect to transactions not approved by the FIS board of directors (see the section entitled “Comparison of Shareholders Rights and Corporate Governance Matters” beginning on page 149).

The FNF board of directors concluded that the positive aspects of the merger significantly outweighed the negative factors.

This discussion of the information and factors considered by the FNF board of directors includes all the material positive and negative factors considered by the FNF board of directors, but it is not intended to be exhaustive and may not include all of the factors considered by the FNF board of directors. The FNF board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of FNF and its stockholders. Rather, the FNF board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of the FNF board of directors may have given differing weights to different factors.

In considering the recommendation of the FNF board of directors with respect to the merger agreement and the merger, you should be aware that certain FNF directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of FNF stockholders generally. See the section entitled “ — Interests of Directors and Executive Officers in the Merger” beginning on page 66.

Opinions of Financial Advisors

The FIS special committee engaged Stephens, Inc. as its financial advisor and the FNF special committee engaged Bear Stearns & Co. Inc. as its financial advisor in connection with the merger. A summary of their respective opinions and related financial analyses appears below.

Opinion of FIS’s Financial Advisor

The FIS special committee engaged Stephens on May 10, 2006, to advise and provide a fairness opinion in connection with the proposed transaction pursuant to the original merger agreement.

Stephens delivered a written opinion, dated June 25, 2006, to the board of directors of FIS to the effect that as of such date and subject to the qualifications set forth therein, the original conversion ratio in the merger is fair, from a financial point of view, to the shareholders of FIS other than FNF.

No limitations were imposed by the board of directors of FIS on Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The original conversion ratio was determined through negotiations between the FIS special committee and the FNF special committee. Although Stephens did assist the FIS special committee in these negotiations, it was not asked to propose or recommend, and did not propose or recommend, any specific conversion ratio as the appropriate conversion ratio for the transaction.

The full text of the written fairness opinion of Stephens, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Stephens in rendering its opinion, is attached as Annex E and is incorporated into this proxy statement/prospectus by reference. You should read this opinion in its entirety.

Stephens has consented to the use of its fairness opinion as an annex to this proxy statement/prospectus. Stephens provided the fairness opinion to the board of directors of FIS for its information, and the fairness opinion is directed only to the fairness from a financial point of view of the original conversion ratio and does not constitute a recommendation to any shareholder of FIS as to how any shareholder should vote on the transaction or any matter related thereto. The summary of the fairness opinion set forth in this proxy/prospectus statement is qualified in its entirety by reference to the full text of the fairness opinion.

In connection with rendering its opinion, Stephens:

(i)	analyzed certain publicly available financial statements and reports regarding FIS and FNF;

(ii)	analyzed, on a pro forma basis, the effect of the proposed transaction;

(iii)	reviewed the reported prices and trading activity for FIS common stock;

(iv)	compared the financial performance of FIS and the prices and trading activity of FIS common stock with that of certain other comparable publicly-traded companies and their securities;

(v)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(vi)	discussed with management of FIS the operations of and future business prospects for FIS and the anticipated financial consequences of the proposed transaction;

(vii)	discussed with management of FIS and FNF the anticipated tax treatment of the proposed transaction; and

(viii)	performed such other analyses and provided such other services as deemed appropriate.

In preparing the fairness opinion, Stephens relied on the accuracy and completeness of the representations and warranties as set forth in the original merger agreement and other information and financial data provided to it by FIS, without independently verifying the same, and Stephens’ opinion is based, in substantial part, upon such information. Stephens has inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for its opinion, recognizing that it was rendering only an informed opinion and not an appraisal or certification of value.

Stephens’ opinion is necessarily based upon market, economic and other conditions as they exist and could be evaluated on, and on the information made available to Stephens as of the date of the opinion. Stephens has assumed that management’s anticipated tax treatment of the transaction is the proper tax treatment of the transaction and will substantially result in the tax consequences estimated by management of FIS. Stephens has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the proposed transaction, no restrictions, including any amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the proposed transaction. Stephens was not asked to consider, and the fairness opinion does not in any manner address, the price at which FIS common stock would trade following either the announcement or consummation of the proposed transaction.

The Stephens opinion was one of many factors considered by the board of directors of FIS in deciding to vote for the approval of the original merger agreement. Consequently, Stephens’ analysis described below should not be viewed as determinative of the decision of the board of directors of FIS with regard to the fairness of the original conversion ratio.

The following is a summary of the material financial analyses used by Stephens in connection with the preparation of its fairness opinion dated June 25, 2006.

Exchange Ratio Considerations

Stephens reviewed and considered the following methodologies in analyzing the proposed original exchange ratio, with a focus on whether the ownership of FNF in FIS of greater than 50% would typically receive a premium valuation in the public market when compared to a less than 50% ownership position. If it were determined that a greater than 50% ownership position did typically receive a premium valuation (or control premium), it would imply that the exchange ratio should be greater than the exchange ratio is in the proposed transaction.

Holding Company Analysis:  Stephens analyzed how publicly traded companies with a parent that own in excess of 50% of the voting control of the company are valued relative to their peers who do not have a parent with a similar ownership level.

Spin-Off Analysis:  Stephens analyzed how publicly traded companies with a majority parent traded before and after control was distributed out to the public shareholders, via a spin-out transaction.

Mergers-of-Equals Analysis:  Stephens analyzed the premium received by the target company in transactions deemed to be mergers of equals.

Holding Company Analysis

Stephens reviewed 14 publicly traded companies across a wide variety of industries with a control shareholder and compared valuation multiples to that of the publicly traded comparable companies. These comparable companies are set forth in the table below.

		% Owned
Company	Parent	by Parent

Alcon Inc.	Nestle SA	75%
Genentech Inc.	Roche Holding Ag	56%
Hearst-Argyle Television Inc.	Hearst Broadcasting	50%
Interactive Data Corp.	Pearson PLC	62%
Kraft Foods Inc.	Altria Group	57%
MGM Mirage	Tracinda Corp.	56%
Multi-Fineline Electronix Inc.	WBL Corp.	61%
Southern Copper Corp.	Grupo Mexico SA	75%
State Auto Financial Corp.	State Automobile Mutual Insurance	65%
The Great Atlantic & Pacific Tea Co.	Tengelmann Warenhandelsgesellschaft	54%
Total System Services Inc.	Synovus Financial Corp.	81%
United States Cellular Corp.	Telephone & Data Systems	70%
Valhi Inc.	Valhi Group Inc.	92%
Verint Systems Inc.	Comverse Technology	58%

Although the results were varied, the companies analyzed generally traded at a discount to their peer group, indicating some premium valuation may be attributable to the control position.

Spin-Off Analysis

Stephens examined 13 recent spin-off transactions, with sizes greater than $1 billion, in which a company with a control shareholder was spun-off to the public and how the shares traded after announcement of the transaction compared to before the transaction. On average, the share price of the subsidiaries spun-off outperformed the S&P 500 Index by 4.3% from the announcement date of each spin-off to 60 days after announcement indicating some premium valuation attributable to the control ownership stake. The following table summarizes the mean and median stock price performance of the stock of these spin-offs relative to the S&P 500 Index over specified periods.

Selected Spin-Offs
Mean and Median Stock Price Performance Relative to S&P 500
	Performance 1 Day Prior Announcement vs.
	1 Day	1 Week	60 Days
	After Annc.	After Annc.	After Annc.

Mean	2.5%	6.6%	4.3%
Median	0.0%	7.0%	3.8%

Stephens also examined 8 other spin-off transactions where a public company with a shareholder controlling over 50% creates a dual class stock and then spins off all of their common stock to their public shareholders. On average, the share price of subsidiaries spun-off outperformed the S&P 500 Index by 10.1% from the announcement date of the spin-off to 60 days after announcement indicating some premium attributable to the control ownership stake. The following table summarizes the mean and median stock price performance of the stock of these spin-offs relative to the S&P 500 Index over specified periods.

Selected Spin-Offs
Mean and Median Stock Price Performance Relative to S&P 500
	Performance 1 Day Prior Announcement vs.
	1 Day	1 Week	60 Days
	After Annc.	After Annc.	After Annc.

Mean	−0.4%	−2.6%	10.1%
Median	−2.1%	−0.6%	3.3%

Merger-Of-Equals Analysis

Stephens analyzed 18 transactions deemed to be mergers of equals announced between February 25, 2000 and October 10, 2005 and the premium received by the target company. These precedent transactions are set forth in the following table.

Acquiror	Target	Date Announced

Lincoln National Corp.	Jefferson-Pilot Corp.	October 10, 2005
Entegris Inc.	Mykrolis Corp.	March 21, 2005
Sprint Corp.	Nextel Communications Inc.	December 15, 2004
National-Oilwell inc	Varco International Inc.	August 12, 2004
Belden Inc.	Cable Design Technologies Corp.	February 4, 2004
IDEC Pharmaceuticals Corp.	Biogen Inc.	June 20, 2003
Gart Sports Co.	Sports Authority Inc.	February 19, 2003
Identix Inc.	Visionics Corp.	February 22, 2002
Western Multiplex Corp.	Proxim Inc.	January 17, 2002
Phillips Petroleum Co. Inc.	Conoco Inc.	November 18, 2001
GlobeSpan Inc.	Virata Corp.	October 1, 2001
UNB Corp.	BancFirst Ohio Corp.	September 6, 2001
Santa Fe International Corp.	Global Marine Inc.	September 4, 2001
Mead Corp.	Wetvaco Corp.	August 29, 2001
Virginia Financial Corp.	Virginia Commonwealth	June 13, 2001
Pride International Inc.	Marine Drilling Co.	May 23, 2001
Tuboscope Inc.	Varco International Inc.	March 22, 2000
NetIQ Corp.	Mission Critical Software Inc.	February 25, 2000

In its analysis, Stephens derived and compared the premium received by the target over its stock price at different time periods before the transaction was announced. The following table summarizes the mean and median premiums received by the target over specified periods.

	Selected Merger of Equals Transactions
	Mean and Median Premium Received
	Premium to Target’s Stock Price
	1 Day	1 Week	60 Days
	Prior Annc.	Prior Annc.	Prior Annc.

Mean	5.1%	2.2%	2.8%
Median	5.4%	6.8%	5.9%

Fidelity National Information Services Stand-Alone Valuation Analyses

Stephens also developed its view of a stand-alone valuation of FIS to determine if its stock is undervalued due, in part, to the current ownership of FNF and corporate structure. If FIS appeared to be undervalued, this could imply that there was a discount in the FIS share price due to the ownership of FNF and limitations resulting from its corporate structure and therefore support an exchange ratio higher than the one in the proposed transaction.

Comparable Companies Analysis.  Stephens derived a range of potential values of FIS in part by reference to publicly-traded companies that Stephens believed to offer similar products, to have similar operating and financial characteristics and/or to service similar markets.

Comparable Acquisition Analysis.  Stephens derived a range of potential values of FIS in part relative to recent merger and acquisition transactions that Stephens believed to involve similar businesses.

Discounted Cash Flow Analysis.  Stephens derived a range of potential values of FIS in part as the sum of FIS’s unlevered free cash flows (before financing costs) over a forecast period, and FIS’s terminal or residual value at the end of the forecast period.

Comparable Companies Analysis

Using publicly available research analyst estimates and other publicly available information, Stephens analyzed, among other things, the implied value of FIS based on corresponding trading multiples of selected publicly-traded companies that Stephens believed were generally comparable to FIS. These comparable companies are set forth in the table below.

Comparable Publicly-Traded Companies

• Alliance Data Systems	• Global Payments Inc.	• Total System Services
• First Data Corp.	• Jack Henry & Associates, Inc.
• Fiserv, Inc.	• Open Solutions Inc.

In its analysis, Stephens derived and compared multiples for FIS, and a range of multiples for the selected companies, calculated as follows:

•	Enterprise value, which Stephens defined as market capitalization plus long-term debt and preferred stock (on an as converted basis, if applicable) minus cash, and which we refer to as EV, divided by operating earnings before interest, taxes, depreciation and amortization, and certain extraordinary or non-recurring charges, which we refer to as EBITDA, for calendar year 2006, which we refer to as 2006E EBITDA.

•	Price per share as a multiple of the estimated calendar year 2006 cash earnings per diluted share, which Stephens defined as net income plus purchased intangible amortization plus certain extraordinary or non-recurring charges divided by diluted shares outstanding, and which we refer to as 2006E Cash EPS.

All multiples were based on closing stock prices as of June 9, 2006. Results of Stephens’ comparable companies’ analysis are summarized as follows:

									Current
	Multiple Range				Multiple		Multiple		FIS
	High		Low		Mean		Median		Multiple

EV/2006E EBITDA	13.1	x	7.5	x	10.3	x	10.3	x	8.9x
2006E Cash EPS	27.5		16.8		20.7		19.3		17.3

Based on this analysis, Stephens established a range of implied equity values per share of FIS common stock of $31.51 to $48.66.

No company used in the above analysis is identical to FIS. In evaluating companies identified by Stephens as comparable to FIS, Stephens made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of FIS, such as the impact of competition on the business of FIS and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of FIS or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies to which they are being compared; mathematical analysis is not in itself a meaningful method of using selected company data.

Comparable Acquisition Analysis

Using publicly available research analyst estimates and other publicly available information, Stephens analyzed, among other things, the consideration offered and the implied transaction value multiples paid or proposed to be paid in 19 selected completed mergers and acquisitions closed between March 11, 2004 and May 10, 2006, that involved targets that provide core processing or payment services to financial institutions, which

Stephens believed were generally comparable to FIS. These comparable acquisitions are set forth in the following table.

Acquiror	Target	Closing Date

Management	iPayment, Inc.	May 10, 2006
Sage Group	Verus Financial Management Inc.	February 6, 2006
Fiserv Inc.	BillMatrix Corporation	August 13, 2005
eFunds Corp.	Wildcard Systems Inc.	July 1, 2005
Harland Financial	Intrieve, Inc.	April 4, 2005
Equifax	APPRO Systems, inc.	March 5, 2005
Metavante	VECTORsgi	November 22, 2004
S1 Corp.	Mosaic	November 12, 2004
Fidelity National Financial	InterCept, Inc.	November 8, 2004
Open Solutions Inc.	Datawest Solutions Inc.	October 29, 2004
Metavante Corporation	NYCE	July 30, 2004
Open Solutions Inc.	Member Data Services	July 9, 2004
Metavante Corporation	Advanced Financial Solutions	July 1, 2004
Fair Isaac Corp.	London Bridge	May 28, 2004
Metavante Corporation	Kirchman Corporation	May 28, 2004
Siebel Systems Inc.	Eontec	April 20, 2004
Fidelity National Financial	Sanchez Computer Associates	April 14, 2004
Fidelity National Financial	Bankware	April 7, 2004
Fidelity National Financial	Aurum Technology Inc.	March 11, 2004

In its analysis, Stephens derived and compared implied transaction value multiples for the comparable transactions, calculated as follows:

•	aggregate consideration to be paid in the selected comparable transactions (including the assumption or repayment of net debt), which we refer to as Enterprise Value, divided by revenue for the next twelve months after the transaction announcement date, which we refer to as NTM Revenue.

•	Enterprise Value divided by EBITDA for the next twelve months after the transaction announcement date, which we refer to as NTM EBITDA.

Stephens’ analysis did not take into account different market and other conditions during the period in which the selected transactions occurred. All multiples for the comparable transactions were based on public information available at the time of the announcement of such transactions.

The results of Stephens’ comparable acquisition analysis are summarized as follows:

									Current
	Multiple Range				Multiple		Multiple		FIS
	High		Low		Mean		Median		Multiple

EV/NTM Revenue	4.0	x	1.3	x	2.4	x	2.1	x	2.4	x
EV/NTM EBITDA	15.0		4.7		10.3		9.2		8.9

Based on the ratios derived for the comparable acquisitions, Stephens established a range of implied equity values per share of FIS common stock of $33.67 to $43.86.

No transaction utilized in the analysis above is identical to the proposed transaction. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the transaction multiples in such comparable transactions to which the proposed transaction is being compared; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Stephens performed a discounted cash flow analysis on FIS to estimate the equity value per share of FIS. Stephens calculated a range of net present enterprise values for FIS based on its free cash flow over the projected time period using a weighted average cost of capital for the company ranging from 11% to 13% and terminal value multiples of fiscal year 2011 EBITDA ranging from 9.0x to 10.0x.

Based on the implied valuations of FIS resulting from the discounted cash flow analysis, Stephens established a range of implied equity values for a share of FIS common stock of $36.36 to $45.13 per share.

The summary set forth above does not purport to be a complete description of the analyses performed by Stephens but describes, in summary form, the principal elements of the presentation made by Stephens to the board of directors of FIS on June 25, 2006. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Stephens was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Stephens did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness of the proposed transaction from a financial point of view. Rather, in reaching its conclusion, Stephens considered the results of the analyses in light of each other and ultimately reached its opinion based on the analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Stephens has indicated to FIS that it believes that consideration of some of the analyses and factors considered, without considering all analyses and factors, could create an incomplete or inaccurate view of the evaluation process underlying the opinion. The analyses performed by Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Fees

Stephens will receive a fee for its services to FIS. Pursuant to a letter agreement between the FIS special committee and Stephens, FIS agreed to pay Stephens, upon the rendering of a fairness opinion, a fee for such services. In addition, Stephens was engaged as a financial advisor in connection with the proposed transaction, and FIS has agreed, if the proposed transaction is consummated, to pay Stephens a success fee. Stephens will also be reimbursed for its out-of-pocket expenses. In addition, FIS has agreed to indemnify Stephens for liabilities related to or arising out of the engagement.

Opinion of FNF’s Financial Advisor

On June 25, 2006, Bear Stearns delivered its oral opinion to the FNF special committee, which was subsequently confirmed in writing, that, as of, June 25, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole, were fair from a financial point of view to FNF and the stockholders of FNF.

The full text of Bear Stearns’ written opinion is attached as Annex E to this proxy statement/prospectus and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, the matters considered and qualifications and limitations of the review undertaken by Bear Stearns. The Bear Stearns opinion is subject to the assumptions and conditions contained in the opinion and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of the Bear Stearns opinion, and Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

In the course of performing its review and analyses for rendering its opinion, Bear Stearns:

•	reviewed the original merger agreement and the original distribution agreement;

•	reviewed FNF’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004, and 2005, its Quarterly Reports on Form 10-Q for the period ended March 31, 2006, and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed FIS’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the period ended March 31, 2006, and its Current Reports on Form 8-K filed since February 1, 2006;

•	reviewed FNT’s Registration Statement on Form S-1 filed on July 6, 2005 and all amendments thereto, its Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2005, its Quarterly Report on Form 10-Q for the period ended March 31, 2006, and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed certain operating and financial information relating to the businesses, operations, strategy, financial results, and prospects of FNF, FIS and FNT, and of the entities, which we refer to as the subject companies, the equity securities of which are to be contributed to FNT as part of the asset contribution under the distribution agreement, which we refer to as the asset contribution, all as prepared and provided to Bear Stearns by management of FNF, FIS, FNT, and the subject companies, respectively, or obtained by Bear Stearns from public sources;

•	met with certain members of the managements of FNF and the subject companies to discuss their respective businesses, operations, financial results, and future prospects;

•	reviewed the historical prices, trading multiples, and trading volumes of the common shares of FNF, FIS, and FNT;

•	reviewed publicly available financial data, stock market performance data, and trading multiples of companies which Bear Stearns deemed generally comparable to FIS, FNT, and certain of the subject companies;

•	reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to FIS, FNT, and certain of the subject companies;

•	performed discounted cash flows on the projections furnished to Bear Stearns for certain of the subject companies; and

•	conducted such other studies, analyses, inquiries, and investigations as Bear Stearns deemed appropriate.

For purposes of its analysis, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Bear Stearns by FNF, FIS and FNT or obtained by Bear Stearns from public sources. Bear Stearns did not assume any responsibility for the independent verification of any such information, and Bear Stearns further relied upon the assurances of the senior management of each of FNF, FIS, FNT, and the subject companies that they are unaware of any facts that would make the information incomplete or misleading.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of FNF, FIS, or FNT (including, but not limited to, the assets, which we refer to as the contributed assets, of FNF to be contributed to FNT as part of the asset contribution under the original distribution agreement and the liabilities of FNF, which we refer to as the assumed liabilities, to be assumed by FNT under the original distribution agreement), nor was Bear Stearns furnished with any such appraisals. The contributed assets and the assumed liabilities collectively are referred to in the proxy statement/prospectus as the transferred business.

In rendering its opinion, Bear Stearns analyzed the merger as a strategic business combination not involving a sale of control of FNF, and Bear Stearns did not solicit, nor was Bear Stearns asked to solicit, third party acquisition interest in FNF or in any of FIS, FNT, or any of the transferred business. In addition, Bear Stearns did not evaluate the solvency or fair value of FNF, FNT, FIS, or any business included in the transferred business under any state or federal laws relating to bankruptcy, insolvency or similar matters. Bear Stearns assumed that the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and that the spin-off will qualify as a tax-free transaction under Section 355 of the Code. Bear Stearns assumed that the transactions contemplated by the original distribution agreement and the original merger agreement will be consummated in a timely manner and in accordance with the terms thereof without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on FNF, FIS, FNT, or the transferred business. Bear Stearns further assumed that the distribution would comply with all applicable U.S. federal and state laws and foreign laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, and other similar laws affecting the rights of creditors.

Bear Stearns did not express any opinion as to the price or range of prices at which the shares of common stock of FNF, FIS, or FNT may trade subsequent to the announcement or consummation of the transactions.

The following is a brief summary of the material financial analyses performed by Bear Stearns and presented to the FNF special committee in connection with rendering its fairness opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Bear Stearns, and the order of analyses described does not represent the relative importance or weight given to the analyses performed by Bear Stearns.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

Bear Stearns estimated the sum-of-the-parts value for the FNF common stock. This analysis included an estimate of the values for each of FIS and FNT and the contributed assets. The contributed assets consist of FNF’s specialty insurance businesses, including flood insurance, homeowners insurance, home warranty insurance, Disclosure Source, its approximate 40% interest in Sedgwick CMS, and certain other miscellaneous assets. FIS, FNT and the transferred business were valued using the methodologies discussed below. This analysis indicated that the sum-of-the-parts per share of FNF common stock was greater than (i) the closing price for FNF common stock on April 24, 2006 (the trading day prior to the announcement of the transactions contemplated by the original distribution agreement and the original merger agreement), which we refer to as the pre-announcement trading price, and (ii) the average market value for FNF common stock for the period between February 1, 2006 (the closing date of the merger between FIS and Certegy, Inc.) and April 24, 2006, which we refer to as the average trading price.

Bear Stearns also compared the pre-announcement trading price and the average trading price to the closing price for the FNF common stock on April 27, 2006, the date of the announcement, and to the average of selected Wall Street research analyst 52-week stock price targets for the FNF common stock as of June 23, 2006. Additionally, Bear Stearns compared the pre-announcement trading price, the average trading price, and the theoretical (no holdco discount) sum of the parts value of FNF, assuming (i) FNT shares trade at a median EPS multiple in line with the comparable companies, which is referred to as the FNT comparable value, (ii) FIS shares trade at its current 2006 cash net income multiple and (iii) the transferred business is valued at the mid-point of the reference range described below at $1.015 billion (assuming 184.0 million fully diluted FNF shares outstanding and the residual cash balance of $29.5 million is distributed to FNF stockholders), to estimates of the pro-forma market value of the FNT and FIS common stock to be received by FNF stockholders in the spin-off and the merger assuming (i) FNT shares trade at the FNT comparable value, more fully described below, and (ii) FIS trades at its current 2006 cash net income multiple. Bear Stearns also compared the pre-announcement trading price, the average trading price, and the theoretical (no holdco discount) sum of the parts value of FNF, to estimates of the pro forma market value of the FNT and FIS common stock to be received by FNF stockholders in the spin-off and the merger assuming (i) FNT shares trade at the weighted average of the median multiples of EPS of the comparable companies and the multiple implied by the earnings of the transferred business, which is referred to as the blended value, more fully described below, and (ii) the FIS shares trade in line with the median cash net income multiple of the comparable companies, which is referred to as the FIS comparable value, as described below. These analyses demonstrated that these pro forma valuations of the FNF common stock and the FIS common stock to be received by FNF stockholders in the spin-off and the merger were higher than both the pre-announcement trading price and the average trading price and were essentially greater than or equal to the theoretical (no holdco discount) sum of the parts value of FNF.

Fairness of Exchange Ratio in the Merger.  Bear Stearns reviewed eight completed step-up spin-offs of majority owned publicly traded subsidiaries that were completed since 1995. Although the combination of FNF and FIS is structured as a merger, Bear Stearns concluded that the step-up spin-offs listed below were highly relevant precedent transactions. The following table identifies the eight step-up spin-offs reviewed by Bear Stearns.

Precedent Step-Up Spin-Offs
			Parent Econ.	Parent Econ.
Date			Ownership	Ownership	Share to Share
Closed	Parent Company	Subsidiary	Pre-Spin	Post-Spin	Exchange Ratio

1/30/04	Centex Corp.	Eagle Materials, Inc.	64%	0%	1:1
11/29/01	Unitrin Inc.	Curtiss-Wright Corp.	54%	0%	1:1
10/10/00	St. Joe Co.	Florida East Coast Industries, Inc.	54%	0%	1:1
6/20/00	Silicon Graphics, Inc.	MIPS Technologies, Inc.	67%	0%	1:1
10/22/99	Harcourt General, Inc.	The Neiman Marcus Group, Inc.	54%	10%	1:1
7/27/99	IMS Health, Inc.	Gartner, Inc.	47%	7%	1:1
10/02/95	Peter Kiewit Sons’, Inc.	MFS Communications Co.	67%	0%	1:1
7/15/95	Freeport McMoRan Inc.	Freeport McMoRan Copper & Gold Inc.	68%	0%	1:1

Bear Stearns also identified two completed distributions of minority-owned publicly traded subsidiaries that were structured like the merger. These transactions were the spin-off of Seagate Technology (33% owned by Veritas Software) on November 21, 2000 and the spin-off of Petrie Stores (14% owned by Toys “R” Us) on November 29, 2001. The exchange ratio in each of these transactions was set at a discount for the large shareholder (14.6% in the case of Seagate Technology and 8.2% in the case of Petrie Stores).

Bear Stearns noted that all of the precedent transactions identified above occurred at parity or a discount. It found no example of a parent company in a similar situation to the merger obtaining a control premium from the public.

Pro-Forma Valuation of FIS for Purposes of the Sum of the Parts Valuation.  Bear Stearns compared certain operating, financial, trading, and valuation information for FIS to certain publicly available operating, financial, trading, and valuation information for seven selected companies, which in Bear Stearns’ judgment, were reasonably comparable to FIS for purposes of this analysis. The comparable companies were selected because they offer products and services similar to those of FIS. These companies were:

•	First Data Corporation

•	Fiserv, Inc.

•	Alliance Data Systems Corporation

•	Checkfree Corporation

•	Global Payments Inc.

•	Jack Henry & Associates, Inc.

•	Open Solutions Inc.

For each of FIS and the comparable companies listed above, Bear Stearns analyzed multiples of enterprise value (which is referred to as EV and is calculated as the sum of the value of the common equity on a fully diluted basis and the value of net debt, any minority interest and preferred stock) divided by estimated earnings before interest, income taxes, depreciation and amortization, which is referred to as EBITDA, for the calendar years ending December 31, 2006 and 2007. Bear Stearns also analyzed multiples of each company’s stock price divided by (i) estimated earnings per share, which is referred to as EPS, and (ii) estimated cash earnings per shares, which is referred to as CPS, in each case for the calendar years ending December 31, 2006 and 2007. Further, Bear Stearns analyzed each company’s price to CPS ratio divided by its estimated long-term earnings growth, which is referred to as Cash PEG, for the calendar year ending December 31, 2006 and each company’s estimated cost of equity, which is referred to as cost of equity. This analysis was compiled using First Call consensus Wall Street research estimates of EBITDA, EPS, CPS, and long-term earnings growth for the calendar years ending December 31, 2006 and 2007 (as applicable). Cost of equity was computed for each company based on the interpolated yield on the 20-year US Treasury bond of 5.24% as of June 17, 2006 as reported by Bloomberg, Barra Betas as of May 31, 2006, and an equity risk premium of 6.04% and market capitalization size premiums as reported by Ibbotson Associates. Bear Stearns calculated the following range of multiples for the above comparable public companies:

							Harmonic
Multiple	FIS		Mean		Median		Mean(1)

EV/2006E EBITDA	9.8	x	11.2	x	11.1	x	10.9x
EV/2007E EBITDA	8.0	x	10.2	x	10.4	x	10.0x
Price/2006E EPS	20.4	x	23.1	x	23.4	x	22.1x
Price/2007E EPS	17.0	x	19.5	x	18.4	x	18.9x
Price/2006E CPS	16.9	x	20.2	x	17.7	x	19.4x
Price/2007E CPS	14.5	x	17.6	x	15.5	x	17.0
Cash PEG 2006E	1.36	x	1.19	x	1.19	x	1.11
Cost of Equity	11.3%		12.4%		12.8%		NA

(1)	Harmonic mean excludes FIS. The harmonic mean is a specialized average computed as the reciprocal of the arithmetic mean of the reciprocals of the values.

Based on the selected comparable company analysis and the twelve-month EBITDA and CPS Wall Street estimates for FIS for calendar year 2006, Bear Stearns derived an implied FIS share price range of $32.00 to $47.00 utilizing 9.0-12.0x 2006 EV/EBITDA and 17.0 to 22.0x 2006 Price/CPS. Based on the selected comparable company analysis and the twelve month EBITDA and CPS Wall Street estimates for FIS for calendar year 2007, Bear Stearns derived an implied FIS share price range of $35.50 to $51.00 utilizing 8.0-10.5x 2007 EV/EBITDA and 15.0 to 19.0x 2007 Price/CPS. Bear Stearns noted that the historical trading range for the FIS common stock since the announcement of the FIS-Certegy merger on September 15, 2005 through June 23, 2006 was $35.15 to $43.45, which is within the range of implied values based on the selected comparable company analysis.

For purposes of the sum of the parts valuation, Bear Stearns noted that FIS shares trade at a 16.9x cash net income multiple, based on the closing price of the common stock on June 23, 2006, which is referred to as the current value. Bear Stearns derived an implied value of an FIS share for these purposes based on the assumption that FIS trades in line with the median multiple of its comparables (17.7x 2006E CPS), which is referred to as the FIS comparable value. Applying a conversion ratio of 0.538 shares of FIS common stock for each outstanding share of FNF common stock, the implied value of the FIS shares to be distributed in the merger at the current value is $19.22 per FNF common share (implying a value of $35.76 per FIS share) and the implied value of the shares of FIS common stock to be issued in the merger at the FIS comparable value is $20.13 per FNF common share (implying a value of $37.44 per FIS share). Bear Stearns noted that both the current value and the comparable value are within the range of implied share prices for the FIS common stock derived as described in the preceding paragraph.

Pro Forma Valuation of FNT for Purposes of the Sum of the Parts Valuation. Bear Stearns compared certain operating, financial, trading, and valuation information for FNT to certain publicly available operating, financial, trading, and valuation information for three selected companies, which in Bear Stearns’ judgment, were reasonably comparable to FNT for purposes of this analysis. The comparable companies were selected because they offer products and services similar to those of FNT. These companies were:

•	The First American Corporation

•	LandAmerica Financial Group Incorporated

•	Stewart Information Services Corporation

For each of FNT and the comparable companies listed above, Bear Stearns analyzed the price to EPS ratios for the calendar years ending December 31, 2006 and 2007; the long-term growth rate in First Call earnings per share estimates, which is referred to as LTGR; cost of equity; price to EPS ratio to its earnings growth rate (which is referred to as PEG) for the calendar years ending December 31, 2006 and 2007; dividend yield (computed by dividing the stock price on June 23, 2006 by the annualized dividend based on the most recent dividend); long-term growth rate plus its dividend yield; stock price divided by book value; and title insurance revenue as a percentage of total revenue. This analysis was compiled using First Call consensus Wall Street research estimates of EPS and long-term growth rate for the calendar years ending December 31, 2006 and 2007 (as applicable). Cost of equity was computed for each company based on the interpolated yield on the 20-year US Treasury bond of 5.24% as of June 17, 2006 as reported by Bloomberg, Barra Betas as of May 31, 2006, and an equity risk premium of 6.04% and market capitalization size premiums as reported by Ibbotson Associates. Bear Stearns calculated the following range of multiples for the above comparable public companies:

							Harmonic
Multiple	FNT		Mean		Median		Mean(1)

Price/2006E EPS	7.2	x	9.6	x	9.8	x	9.6x
Price/2007E EPS	7.2	x	8.8	x	9.0	x	9.6x
First Call LTGR	9.0%		9.5%		9.0%		NA
Cost of Equity	11.0		11.9%		12.2%		NA
PEG 2006E	0.80	x	1.03	x	1.09	x	1.01x
PEG 2007E	0.80	x	0.95	x	0.92	x	0.93x
Dividend Yield	5.6%		1.7%		1.8%		NA
LTGR plus Div. Yield	14.6%		11.2%%		11.0%		NA
Price/Book Value	1.4	x	1.0	x	0.9	x	1.0x
Title Revenue as a % of Co. Revenue	96.8%		87.3%		92.4%		NA

(1)	Harmonic mean excludes FIS. The harmonic mean is a specialized average computed as the reciprocal of the arithmetic mean of the reciprocals of the values.

Based on the selected comparable company analysis and the twelve-month Wall Street EPS estimates for FNT for the calendar years ended December 31, 2006 and 2007, Bear Stearns derived an implied an FNT share price range of $26.00 to $28.50 (utilizing a 9.0-10.0x 2006E EPS multiple) and an implied FNT share price range of $23.50 to $26.50 (utilizing a 8.25-9.25x 2007E EPS multiple).

For purposes of the sum of the parts valuation, Bear Stearns derived an implied value of an FNT share after the contribution by FNF to FNT of the transferred business based on the sum of (a) the value of FNT’s pro forma 2006E EPS based on the median multiple of its comparables (9.8x 2006E EPS) and (b) the value attributed to the non-earning assets of the transferred business. This is referred to as the FNT comparable value. Bear Stearns also derived an implied value of an FNT share after the contribution by FNF to FNT of the transferred business based on the sum of (a) the value of FNT’s pro forma 2006E EPS based on a 10.2x multiple, which is the weighted average of the median multiple of the comparable companies (9.8x 2006E EPS) and the multiple implied by the earnings of the transferred business (11.7x 2006E EPS), and (b) the value attributed to the non-earning assets of the transferred business. This is referred to as the blended value. Assuming that 1.056 shares of FNT stock are distributed in the spin-off under the distribution agreement on each share of FNF common stock, the implied value of the FNT shares to be distributed in the spin-off at the comparable value is $27.11 per share of FNF common stock (implying a value of $25.68 per FNT share) and the implied value of the FNT shares to be distributed in the spin-off at the blended value is $28.23 per share of FNF common stock (implying a value of $26.74 per FNT share). Bear Stearns noted that both the FNT comparable value and the blended value are within the range of implied share prices for the FNT common stock derived as described above.

Bear Stearns reviewed 15 selected comparable precedent merger and acquisition transactions (which are referred to as the comparable transactions) completed since 1998. However, valuation data are publicly available for only four of the comparable transactions. In light of the limited valuation data and the highly cyclical nature of the industry in which FNT competes, the use of comparable transaction data was determined by Bear Stearns as not being a very meaningful valuation tool in the context of its opinion.

Pro Forma Valuation of the Other Businesses for Purposes of the Sum of the Parts Valuation.  Bear Stearns employed a variety of valuation methodologies in valuing the seven principal businesses included in the transferred business, including: comparable company trading analyses (based on multiples of 2006 and 2007 estimated net income or normalized net income, multiples of 2006 and 2007 estimated EBITDA and normalized EBITDA and multiples of book value); comparable transaction analyses; historical cost basis and book value; and discounted cash flow. The particular methodology used in any particular case was determined based on the nature of the business and the availability and relevance of valuation data. Based on its analysis, Bear Stearns derived an implied value for the transferred business of between $900 million and $1.130 billion.

Bear Stearns also analyzed the implied value of the transferred business in comparison with the implied value of the FNT stock received by FNF as part of the asset contribution pursuant to the distribution agreement. Bear Stearns derived an implied value of the FNT stock to be received by FNF as part of the asset contribution of between $940 million and $1.175 billion. The value at the lower end of the range is based on the closing price of the FNT stock of $20.55 on June 23, 2006. The value at the upper end of the range assumes that FNT will trade at the comparable value of $25.68. Bear Stearns noted that the implied value of the FNT stock to be received is greater than the implied value of the transferred business at both the lower end and upper end of the range.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. Bear Stearns based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Bear Stearns opinion. In arriving at its opinion, Bear Stearns considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, to FNF and the stockholders of FNF of the original conversion ratio, the original FNT exchange number and the spin-off, taken as a whole. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

None of the public companies used in the comparable company analysis described above are identical to FNF, FIS, FNT or the subject companies, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the spin-off or the merger. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of FNF, FIS, FNT, or the transferred business and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The form and amount of consideration payable in the spin-off and the merger were determined through negotiations between FNF, FIS and FNT, and were approved by the board of directors of FNF. The Bear Stearns opinion was just one of the many factors taken into consideration by FNF’s board of directors. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of FNF’s board of directors with respect to the fairness of the consideration to be received by holders of FNF common stock.

Pursuant to the terms of Bear Stearns’ engagement letter, FNF has agreed to pay Bear Stearns a cash fee of $10 million, payable upon completion of the merger. In addition, a fee of $2 million was payable to Bear Stearns upon rendering of its fairness opinion, which will be credited against the fee payable upon completion of the merger. FNF has also agreed to reimburse Bear Stearns for reasonable out-of-pocket expenses incurred by Bear Stearns in connection with its engagement and the transactions contemplated by the merger agreement, including reasonable fees and disbursements of its legal counsel. FNF has agreed to indemnify Bear Stearns against certain liabilities arising out of or in connection with Bear Stearns’ engagement.

Bear Stearns has been previously engaged by FNF and FIS and by Thomas H. Lee Partners, Texas Pacific Group and Evercore Capital Partners and their affiliates, who have ownership positions in certain affiliates of FNF, to provide certain investment banking and other services for which Bear Stearns received customary fees. Cary H. Thompson, a Senior Managing Director of Bear Stearns, serves on the boards of directors of FNF and FIS. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of FNF, FIS and/or FNT and their respective affiliates for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

Interests of Directors and Executive Officers in the Merger

Certain members of the FIS and FNF boards of directors and executive officers of FIS and FNF, in their capacities as such, have certain interests in the merger that are in addition to or different from their interests as FIS and FNF stockholders generally. Both FIS’s and FNF’s board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Employment and Compensation Matters

William P. Foley, II, the chairman of FIS’s board of directors, is also the chairman of the board of directors and chief executive officer of FNF and the Chairman of FNT’s board. In connection with the proposed transactions, Mr. Foley will become FIS’s Executive Chairman and the Chief Executive Officer of FNT.

In connection with the proposed transactions, FIS will enter into a new employment agreement with Mr. Foley, the proposed terms of which are described below, and he will also receive a grant of 830,000 options to purchase shares of FIS’s common stock, with 3 year graded vesting (1/3 each year) and a 7 year term, immediately following the merger. Additionally, Mr. Foley currently holds 5,408,216 options to purchase FNF common stock, a portion of which will be converted into options to purchase FIS or FNT stock as described below, although 3,856,684 of such options will be exercised or cashed out prior to the spin-off pursuant to the terms of the option letter agreement among FNF, William P. Foley, II, Alan L. Stinson and Brent B. Bickett. See “The Merger Agreement — Principal Covenants and Agreements — Other Covenants and Agreements — Option Letter” beginning on page 81. In addition, Mr. Foley owns, in the aggregate, 5,752,040 shares including 110,000 restricted shares of FNF common stock and will receive shares of FIS’s common stock, with the shares received in respect of restricted stock to be subject to the same terms, conditions and restrictions, in respect thereof in connection with the merger. Other officers and directors of FNF and FIS also own shares of FNF stock, FNF options and restricted stock that will be similarly treated in connection with the merger.

FIS’s compensation committee has approved the terms of an employment agreement with Mr. Foley. Pursuant to the agreement, Mr. Foley will serve as FIS’s Executive Chairman. Mr. Foley will receive an annual base salary of $500,000, with an annual cash bonus opportunity equal to 300% of his annual base salary. In the event of a termination of Mr. Foley’s employment by FIS for any reason other than cause or disability, or in the event of a termination by Mr. Foley for good reason or for any reason during the 6-month period immediately following a change in control, he will receive (i) any accrued obligations, (ii) a prorated annual bonus, (iii) a lump-sum payment equal to 300% of the sum of his (x) annual base salary and (y) the highest annual bonus paid to him within the 3 years preceding his termination, (iv) immediate vesting and/or payment of all FIS equity awards, and (v) continued receipt of life and health insurance benefits for a period of 3 years, reduced by comparable benefits he may receive from another employer. The agreement expressly provides that no event or transaction which is entered into, is contemplated by, or occurs as a result of the distribution agreement or the merger agreement between FNF and FIS will constitute a change in control under the agreement. It is intended that FIS will also enter in employment agreements with certain other FIS executive officers who, along with Mr. Foley, will serve as executive officers of both FIS and FNT. Specifically, FIS will enter into an employment agreement immediately following the spin-off with Brent B. Bickett and with Alan L. Stinson, both of whom will serve as dual executive officers. With respect to each of Messrs. Bickett and Stinson, the FIS compensation committee has approved an annual base salary of $300,000, with an annual cash bonus opportunity equal to 150% of his annual base salary. In addition, Messrs. Bickett and Stinson will each receive a grant of 230,000 options to purchase shares of FIS common stock, with 3 year graded vesting (1/3 each year) and a 7 year term, immediately following the merger.

Also in connection with the proposed transactions, FNT will enter into a new employment agreement with Mr. Foley, the proposed terms of which are described below, and he will also receive a grant of 475,000 shares of FNT restricted stock. FNT’s compensation committee has approved the terms of an employment agreement with Mr. Foley, which agreement will become effective immediately following the spin-off. Pursuant to the agreement, Mr. Foley will serve as FNT’s Chief Executive Officer. Mr. Foley will receive an annual base salary of $500,000, with an annual cash bonus opportunity equal to 300% of his annual base salary. In the event of a termination of Mr. Foley’s employment by FNT for any reason other than cause or disability, or in the event of a termination by Mr. Foley for good reason or for any reason during the 6-month period immediately following a change in control, he will receive (i) any accrued obligations, (ii) a prorated annual bonus, (iii) a lump-sum payment equal to 300% of the sum of his (x) annual base salary and (y) the highest annual bonus paid to him within the 3 years preceding his termination, (iv) immediate vesting and/or payment of all FNT equity awards, and (v) continued receipt of life and health insurance benefits for a period of 3 years, reduced by comparable benefits he may receive from another employer. The agreement expressly provides that no event or transaction which is entered into, is contemplated by, or occurs as a result of the distribution agreement or the merger agreement between FNF and FIS will constitute a change in control under the agreement. It is intended that FNT will also enter in employment agreements with certain other FNT executive officers who, along with Mr. Foley, will serve as executive officers of both FNT and FIS. Specifically, FNT will enter into an employment agreement immediately following the spin-off with Alan L. Stinson and with Brent B. Bickett, both of whom will serve as dual executive officers. With respect to each of Messrs. Bickett and Stinson, the FNT compensation committee has approved an annual base salary of $300,000, with an annual cash bonus opportunity equal to 150% of his annual base salary. In addition, Messrs. Bickett and Stinson will each receive a grant of 130,000 shares of FNT restricted stock, with 3 year graded vesting (1/3 each year), immediately following the spin-off.

Under the distribution agreement, FNT has agreed to indemnify each person who, prior to the closing, was an officer or director of FNF to the same extent that such officer or director was indemnified by FNF under FNF’s charter and by-laws. FNT will also purchase and maintain for at least six years after date of closing a directors’ and officers’ insurance policy insuring directors, officers and employees of FNF and its subsidiaries (but not directors, officers or employees of FIS and its subsidiaries acting in their capacity as such) and providing coverage at least as favorable to the insured persons as FNF’s current director’s and officer’s insurance.

In addition, the FNF Compensation Committee is evaluating paying transaction bonuses to a group of officers of FNF, including Messrs. Foley, Stinson, and Bickett. The purpose of the transaction bonus is to reward certain officers for their efforts towards successful completion of the merger and the proposed transactions. The merger is the final step of FNF’s long-term strategy, which has included previous acquisitions (Alltel Information Services for example) and reorganizations. The result of FNF’s long-term strategy has been the creation of significant value for shareholders and a rate of return that has consistently exceeded that of the S&P 500 since 1987. If FNF shareholders approve the proposed transactions and the Committee is confident that the transactions will close, the Committee will grant the transaction bonuses (the bonuses would be paid just prior to the closing of the spin-off). Although no bonus will actually be granted by the Committee until shortly prior to the spin-off, the Committee currently would expect to award Mr. Foley a bonus of $19.0 million and Messrs. Stinson and Bickett each a bonus of $2.2 million. The other officers would receive aggregate bonuses of $1.6 million. The FNF special committee has reviewed the proposed transaction bonuses and approved the grant thereof in connection with the transaction.

FIS’s Board of Directors After the Merger

Richard N. Massey, who is currently a member of the FNF board of directors, will join the FIS board of directors upon consummation of the merger as a member of the class of directors whose terms expire in 2007. Mr. Massey is currently Executive Vice President and General Counsel of Alltel Corporation and has been since

January 2006. From 2000 until 2006 Mr. Massey served as Managing Director of Stephens, a private investment bank, during which time his financial advisory practice focused on software and information technology companies.

FIS Executive Officers after the Merger

The following sets forth the expected position of each individual effective upon the completion of the merger:

Expected Position with
Name and Age	FIS after the Merger

William P. Foley, II	Executive Chairman
Lee A. Kennedy	President and Chief Executive Officer
Brent B. Bickett	Executive Vice President, Strategic Planning
Jeffrey S. Carbiener	Executive Vice President and Chief Financial Officer
Michael L. Gravelle	Executive Vice President, Legal
Gary A. Norcross	Executive Vice President, Integrated Financial Solutions
Fred Parvey	Executive Vice President and Chief Information Officer
Peter T. Sadowski	Executive Vice President, Legal
Frank R. Sanchez	Executive Vice President, Enterprise Banking Solutions
Michael A. Sanchez	Executive Vice President, International
Dan Scheuble	Executive Vice President, Mortgage Processing Services
Ernie D. Smith	Executive Vice President
Eric Swenson	Executive Vice President, Lender Processing Services
Brian Hershkowitz	Executive Vice President, Lender Processing Services
Alan L. Stinson	Executive Vice President, Finance

Information about the current FIS and FNF executive officers can be found in each company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 1.

FNT Board of Directors after the Spin-off

Douglas K. Ammerman, Thomas M. Hagerty, Daniel D. Lane and Cary H. Thompson, each of whom is a member of FNF’s board of directors, will each join the FNT board of directors upon completion of the spin-off. Each non-employee director of FNT will receive a grant of FNT restricted stock upon completion of the spin-off.

Accounting Treatment

U.S. generally accepted accounting principles require that one of the two parties to the merger be designated as the acquirer for accounting purposes. However, Financial Accounting Standards Board Technical Bulletin 85-5, “Issues Relating to Accounting for Business Combinations” provides that if a transaction lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. In the proposed transaction, because the minority interest of FIS does not change and in substance the only assets and liabilities of the combined entity after the exchange are those of FIS prior to the exchange, a change in ownership of the minority interest has not taken place, and the exchange should be accounted for based on the carrying amounts of FIS’s assets and liabilities. FIS believes that in the merger there is no change in the value held by the existing minority interest shareholders and the only assets and liabilities of the combined entity after the transaction are those owned by FIS prior to the transaction and therefore the merger should be accounted for at historical cost.

Dissenters’ Rights

FIS Shareholders

Under the Georgia Business Corporation Code, which we refer to as the GBCC, the holders of FIS common stock are not entitled to dissenters’ rights with respect to the merger.

FNF Stockholders

Under the Delaware General Corporate Law, which we refer to as the DGCL, the holders of FNF common stock are not entitled to dissenters’ rights in connection with the merger.

Delisting and Deregistration of FNF Common Stock

If the merger is completed, FNF common stock will be delisted from the NYSE and will be deregistered under the Exchange Act and FNF will no longer be required to file periodic and other reports with the SEC. The FNF stockholders will become FIS shareholders and their rights as shareholders will be governed by applicable Georgia law and by FIS’s articles of incorporation and bylaws. See “Comparison of Shareholder Rights and Corporate Governance Matters” beginning on page 149.

Regulatory Approvals Required for the Merger

Applications or notifications may be filed with certain regulatory authorities in connection with acquisitions or changes in control of subsidiaries of FIS and FNF that may be deemed to result from the merger, although no required approvals have to date been identified. Although FIS and FNF do not currently expect that any of the foregoing regulatory authorities will raise any significant concerns in connection with their review of the merger, there can be no assurance that FIS and FNF will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on FIS or FNF. As discussed elsewhere in this proxy statement/prospectus, there are a number of insurance regulatory approvals required for the transactions contemplated by the distribution agreement; although they have all been applied for, no assurance can be given that they will all be obtained.

Other than the filings described above, neither FIS nor FNF is aware of any regulatory approvals required to be obtained, or waiting periods that must expire, to complete the merger. If they discover that other approvals or waiting periods are necessary, they will seek to comply with them. If any additional approval or action is needed, however, FIS or FNF may not be able to obtain it, as is the case with respect to other necessary approvals. Even if FIS and FNF do obtain all necessary approvals, conditions may be placed on any such approval that could cause either FIS or FNF to abandon the merger.

Federal Securities Laws Consequences; Resale Restrictions

All shares of FIS common stock that will be distributed to FNF stockholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of FNF or FIS and except that resale restrictions may be imposed by securities laws in non-U.S. jurisdictions insofar as subsequent trades are made within those jurisdictions. Persons who are deemed to be affiliates of FNF or FIS may resell shares of FIS common stock received by them only in transactions permitted by the resale provisions of Rule 145 of the rules and regulations promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of FNF or FIS generally include executive officers, directors and holders of more than 10% of the outstanding shares of FNF or FIS. The merger agreement requires FNF to use all reasonable efforts to cause each of its directors and executive officers who FNF believes may be deemed to be affiliates of FNF to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the shares of FIS common stock issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act.

This proxy statement/prospectus does not cover any resales of the shares of FIS common stock to be received by FNF stockholders in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the spin-off and merger. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, on the Treasury Regulations promulgated thereunder, and on judicial and administrative interpretations thereof, all as in effect on the date of this summary and all of which are subject to change (possibly on a retroactive basis).

This summary does not address all of the U.S. federal income tax consequences that may be relevant to the particular circumstances of an FNF stockholder or FIS shareholder, and it does not address the effect of any foreign, state or local tax law on a FNF stockholder or an FIS shareholder. In addition, this summary does not address tax consequences for any holder other than a U.S. Holder, as defined below. This summary assumes that the FNF stock or FIS stock is held as a capital asset.

For purposes of this summary, a “United States Holder” is a holder of FIS stock or FNF stock that is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is subject to U.S. federal taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions. A U.S. Holder does not include, and this summary does not address the tax consequences to, certain persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, partnerships, real estate investment trusts, regulated investment companies, broker-dealers, persons who hold the FNF stock or FIS stock as part of a straddle, a hedge, a constructive sale or a conversion transaction, holders of FNF stock or FIS stock whose functional currency is other than the United States dollar, persons who acquired their shares of FIS stock or FNF stock through the exercise of employee stock options or other compensation arrangements, or pass-through entities and investors therein.

This summary is for general information purposes only and it is not intended to be, and should not be construed to be, legal or tax advice to any particular holder. Consequently, holders are advised to consult their own tax advisors to determine the application of U.S. federal income tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing authority or under any applicable treaty.

The spin-off is conditioned upon the receipt by FNF of a ruling from the IRS and an opinion of Deloitte Tax LLP, special tax advisor to FNF, together to the effect that the spin-off will be tax free for both FNF and the stockholders of FNF under Section 355 and related provisions of the Code. The merger is conditioned upon FNF’s receipt of a ruling from the IRS, or FNF’s obtaining an opinion from Deloitte Tax LLP and FIS’s obtaining an opinion from Weil, Gotshal & Manges LLP, special tax counsel to FIS, to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling are untrue or incomplete in any respect, then the ruling may not be relied upon. Any opinions will be based on, among other things, certain assumptions and representations as to factual matters made by FNF, FNT and/or FIS, which, if incorrect or inaccurate in any respect, could prevent those opinions from being relied upon. Any opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinions.

U.S. Federal Income Tax Consequences of the Spin-Off.  FNF has requested an IRS ruling, and expects that the IRS ruling and tax opinion on the spin-off together will conclude the following with respect to the spin-off: (i) no gain or loss will be recognized by (and no amount will be included in the income of) FNF common stockholders upon the receipt of shares of FNT common stock in the spin-off except to the extent of any cash received in lieu of a fractional share of FNT common stock; (ii) the aggregate tax basis of the FNF common stock and the FNT common stock (including any fractional share interest deemed to be received and exchanged for cash) in the hands of each FNF common stockholder after the spin-off will equal the aggregate tax basis of the FNF common stock held by the stockholder immediately before the spin-off, allocated between the FNF common stock and the FNT common stock in proportion to the relative fair market value of each on the date of the spin-off; and (iii) the holding period of the FNT common stock received by an FNF common stockholder will include the holding period at the time of the spin-off of the FNF common stock on which the distribution is made.

The spin-off would become taxable to FNF (and to its successor after the merger, FIS) pursuant to Section 355(e) of the Code if 50% or more of the shares of either FNF common stock (taking into account FIS common stock, as successor to FNF after the merger) or 50% or more of the FNT common stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. Because the FNF stockholders will own more than 50% of the FIS common stock following the merger, the merger, standing alone, will not cause the spin-off to be taxable to FNF under Section 355(e). However, if the IRS successfully asserted that acquisitions of FNF common stock or FIS common stock, either before or after the spin-off, were part of a plan or series of related transactions that include the spin-off, such determination likely would result in the recognition of gain by FNF under Section 355(e) taking into account that the merger will result in an acquisition of approximately 49% of the stock of FIS pursuant to a plan that includes the spin-off. In any such case, the gain recognized by FNF would equal the fair market value of all of the stock in FNT that FNF owns (including the FNT common stock FNF receives for the asset contribution to FNT) immediately prior to the spin-off minus FNF’s basis in the stock of FNT. FNF estimates the resulting tax on such gain to be in the range of $150 million and possibly more depending on the value of the FNT common stock at the time of the spin-off. Under the agreements executed by the parties, FNT would generally be required to indemnify FIS (as successor to FNF after the merger) against tax-related losses to FIS that arise if the spin-off were to become taxable under Section 355(e). However, FIS would be required to indemnify FNT if FIS had taken certain actions within its control that caused the spin-off to be taxable. See “The Merger Agreement — Other Covenants and Agreements — Tax Disaffiliation Agreement” beginning on page 81. If Section 355(e) were to cause the spin-off to be taxable to FNF and indemnifiable by FNT or FIS, the spin-off would remain tax-free to FNF’s stockholders, assuming the other requirements of Section 355 were otherwise satisfied.

As noted above, FNF stockholders will not be entitled to receive any fractional shares of FNT common stock in the spin-off. FNF stockholders otherwise entitled to receive fractional shares will instead be entitled to receive cash in lieu of fractional shares. An FNF stockholder generally will recognize capital gain or loss on any cash received in lieu of a fractional share of FNT common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the FNF common stock surrendered in the merger exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.

Non-corporate holders of FNF common stock may be subject to information reporting and backup withholding tax on any cash payments received in lieu of a fractional share interest in FNT common stock. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes or has furnished a correct taxpayer identification number, and certifies that such holder is not subject to backup withholding tax, or is otherwise exempt from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against a holder’s United States federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Federal Income Tax Consequences of the Merger.  FNF has requested an IRS ruling, and expects to receive a ruling from the IRS in connection with the merger and that the ruling will conclude that: (i) FNF common stockholders will not recognize gain or loss on the exchange of their FNF common stock for shares of FIS common stock pursuant to the merger, except to the extent of any cash received in lieu of a fractional share of FIS common stock; (ii) an FNF stockholder’s tax basis in the FIS common stock received pursuant to the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the stockholder’s tax basis in the FNF common stock (as adjusted as a result of the spin-off) surrendered in exchange therefor; (iii) an FNF stockholder’s holding period for the FIS common stock received pursuant to the merger will include the holding period for the shares of FNF common stock surrendered in exchange therefor; and (iv) neither FNF nor FIS will recognize any gain or loss in the merger.

FNF stockholders will not be entitled to receive any fractional shares of FIS common stock in the merger. FNF stockholders otherwise entitled to receive fractional shares will instead be entitled to receive cash in lieu of fractional shares. An FNF stockholder generally will recognize capital gain or loss on any cash received in lieu of a fractional share of FIS common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the FNF common stock surrendered in the merger exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.

Non-corporate holders of FNF common stock may be subject to information reporting and backup withholding tax on any cash payments received in lieu of a fractional share interest in FIS common stock. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes or has furnished a correct taxpayer identification number, and certifies that such holder is not subject to backup withholding tax, or is otherwise exempt from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against a holder’s United States federal income tax liability, provided that the holder furnishes the required information to the IRS.

THE MERGER AGREEMENT

The following is a summary of certain material provisions of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. This summary is subject and qualified in its entirety by reference to the merger agreement. We urge you to read carefully this entire proxy statement/prospectus, including the annexes and the other documents to which we have referred you.

The merger agreement, the distribution agreement and related documents have been described in and included with this proxy statement/prospectus to provide you with information regarding their terms. They are not intended to provide any factual, business, or operational information about FIS, FNF or FNT. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings FIS, FNF and FNT make with the SEC, which are available without charge at www.sec.gov. The merger agreement contains representations and warranties FIS and FNF made to each other, and the distribution agreement contains representations and warranties FNT and FNF made to each other. These representations and warranties were made as of specific dates and are subject to qualifications and limitations agreed to by FIS and FNF in connection with negotiating the terms of the merger agreement and by FNT and FNF in connection with negotiating the terms of the distribution agreement. Moreover, these representations and warranties are subject to contractual standards of materiality that may be different from those generally applicable to disclosures to shareholders and in some cases these representations and warranties may have been made solely for the purpose of allocating risk between FIS and FNF (in the case of the merger agreement) and between FNT and FNF (in the case of the distribution agreement) and to provide contractual rights and remedies to the parties rather than to establish matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs.

Structure of the Merger

The merger agreement provides for the merger of FNF with and into FIS. Upon completion of the merger, the separate corporate existence of FNF will cease and FIS will continue as the surviving corporation.

Upon completion of the merger, we estimate that FNF’s former stockholders will own approximately 51.0% and FIS shareholders will own approximately 49.0% of the then outstanding shares of FIS common stock. FIS’s shareholders (other than FNF) will continue to own their existing shares, which will not be affected by the merger. Shares of FIS common stock will continue to be listed on the NYSE under the trading symbol “FIS.” Upon completion of the merger, FNF common stock, which is listed on the NYSE under the trading symbol “FNF,” will be delisted.

Consideration to be Received in the Merger

Conversion of FNF Common Stock.  At the effective time of the merger, each issued and outstanding share of FNF common stock will be converted into the right to receive that number of shares of FIS common stock equal to 96,521,877, divided by the aggregate number of shares of FNF common stock issued and outstanding immediately prior to the effective time of the merger. Alternatively, each issued and outstanding share of FNF common stock may be converted into the right to receive that number of shares of FIS common stock equal to 96,624,336, divided by the aggregate number of shares of FNF common stock issued and outstanding immediately prior to the effective time of the merger under certain circumstances described below. We refer to the number determined based on the foregoing calculations as the conversion ratio.

The aggregate number of shares of FIS common stock that current FNF stockholders will receive in connection with the merger depends on the number of shares of FIS common stock issued to FNF in connection with the Leasing merger. FNF Leasing currently owns 75% of FNF Capital LLC, and based on that 75% ownership, the number of shares of FIS common stock to be issued to FNF in connection with the Leasing merger is 307,377. In such event, the aggregate number of FIS shares to be issued to FNF stockholders would be 96,521,877. If FNF Leasing’s ownership of FNF Capital LLC increases to 100%, the number of shares of FIS common stock to be issued to FNF in connection with the Leasing merger would be 409,836. In such event, FNF stockholders will have the right to receive an aggregate of 96,624,336 shares of FIS common stock.

Unless otherwise noted, the disclosures in this document assume that FNF Leasing will continue to own only 75% of its subsidiary FNF Capital LLC. However, approval of the issuance of shares under the merger agreement will constitute approval of the issuance of all shares that may be issued, including any additional shares of FIS common stock that would be issued if FNF Leasing increased its ownership of its subsidiary FNF Capital LLC to 100%.

Fractional Shares.  FIS will not issue any fractional shares of FIS common stock in the merger. Any holder of shares of FNF common stock entitled to receive a fractional share of FIS common stock will be entitled to receive a cash payment in lieu thereof, in an amount equal to the holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the exchange agent, on behalf of all such holders, of the shares of FIS common stock constituting the excess of (i) the number of whole shares of FIS common stock delivered to the exchange agent by FIS over (ii) the aggregate number of whole shares of FIS common stock to be distributed to holders of FNF common stock, referred to as the excess shares. As soon as practicable following the effective time of the merger, the exchange agent will determine the number of excess shares and, as agent for the former holders of FNF common stock, will sell the excess shares at the prevailing prices on the NYSE. The exchange agent will deduct from the proceeds of the sale of the excess shares all commissions, withholding taxes, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the exchange agent, incurred in connection with such sale of excess shares.

Exchange of Shares

On or promptly after the completion of the merger, Continental Stock Transfer and Trust, FNF’s exchange agent for purposes of the merger, will mail a transmittal letter to FNF stockholders, which transmittal letter will provide instructions for use in effecting the surrender of FNF stock certificates in exchange for FIS shares and, if applicable, cash in lieu of fractional shares. No stock certificates should be sent to either FNF or FIS.

Effect of Merger on FNF Equity Awards

Prior to the merger, FNF stock options and shares of restricted stock held by an FNT service provider will be replaced with FNT stock options and shares of restricted stock pursuant to the terms of the distribution agreement.

Stock Options

At the time of the merger, FIS will assume FNF stock options held by FIS service providers, with the same terms and conditions as the FNF options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to preserve the intrinsic value of the FNF stock options.

In addition, William P. Foley, II, Alan L. Stinson and Brent B. Bickett entered into an agreement with FNF on June 25, 2006, pursuant to which FNF has the right to cash out a certain number of the FNF stock options held by Messrs. Foley, Stinson and Bickett for their fair market value as of the date FNF elects to exercise such right or cause these individuals to exercise such options. To the extent FNF exercises its right under this agreement, it is required to do so immediately prior to the effective time of the spin-off under the distribution agreement or as near thereto as practicable. FNF’s right to cash out these FNF stock options or cause such options to be exercised is subject to the right of Messrs. Foley, Stinson and Bickett to exercise such stock options if doing so would not adversely affect the tax treatment of the transactions contemplated by the distribution agreement. With respect to the FNF stock options held by Messrs. Foley, Stinson and Bickett that are not subject to the agreement, and with respect to FNF stock options held by other dual service providers, 50% of such options will be assumed by FIS, as described above, and the remaining 50% of such options will be replaced with FNT stock options pursuant to the terms of the distribution agreement.

Restricted Stock

Prior to the merger, all holders of FNF restricted stock will receive FNT shares in connection with the spin-off in the same proportion with respect to their restricted stock as other FNF stockholders, with such shares subject to the same terms, conditions and restrictions applicable to the corresponding FNF restricted stock based upon continued service with FNT or FIS, as the case may be.

At the time of the merger, the shares of FNF restricted stock held by FIS service providers will be converted into shares of FIS restricted stock based on the conversion ratio. This FIS restricted stock will be subject to the same terms, conditions and restrictions applicable to the corresponding FNF restricted stock based upon continued service with FIS and its affiliates. With respect to the dual service providers, 50% of their FNF restricted stock will be replaced with FNT restricted stock and 50% will be converted into FIS restricted stock.

FIS Stock Options

FIS stock options held by an employee or director of FIS or FNF who will be employed solely by or serve solely as a director of FNT will fully vest as of the effective time of the spin-off.

Holders of FIS Common Stock

FIS shareholders will not be directly affected by the merger, except that the percentage of total FIS common shares outstanding owned by FIS shareholders immediately prior to the consummation of the merger will be subject to dilution by FNF options assumed by FIS in connection with the merger. As of August 31, 2006, there were approximately 2.8 million FNF options outstanding that were held by employees of FIS or employees and directors of FNF that will become employees or directors of FIS in connection with the merger. Any of these options that remain outstanding as of the consummation of the merger will be assumed by FIS and converted into FIS options based on their intrinsic value as of the consummation of the merger. Additionally, we anticipate that 1,410,000 FIS options will be granted to certain executive officers and non-employee FIS directors upon consummation of the merger.

If the consummation of the merger had occurred on August 31, 2006, the number of FIS options that would have been issued in replacement of outstanding FNF options would have been approximately 3.1 million. Accordingly, if the merger had occurred on August 31, 2006, the percentage of total FIS common shares outstanding that would be owned by FIS shareholders (other than FNF) immediately after the effective time of the merger would be approximately 49.4% (i.e., assuming all FNF options assumed by FIS and all FIS options anticipated to be granted in connection with the merger were exercised), instead of the approximately 49.5% currently owned by FIS shareholders other than FNF (prior to giving effect to the Leasing merger).

Employee Benefit Plans

Prior to the spin-off, FNF will cause the sponsorship of all FNF employee benefit plans, including the FNF 401(k) plan and the FNF Employee Stock Purchase Plan, and its various health and welfare plans, including all related insurance policies and service agreements, to be transferred to FNT. FIS has agreed to (i) provide coverage immediately following the spin-off under its health and welfare plans to employees of FNF and its subsidiaries who will become employees of FIS, (ii) waive any preexisting conditions or waiting periods under such plans, and (iii) cause such plans to honor expenses incurred by the employees and their beneficiaries for purposes of satisfying deductibles and maximum out-of-pocket expenses. FIS will also cause any benefit plan in which employees of FNF and its subsidiaries are eligible to participate after the spin-off to take into account for purposes of eligibility, vesting, and benefit accrual, service with FNF and its subsidiaries as if such service were with FIS.

Representations and Warranties

Each of FIS and FNF make representations and warranties about themselves and their subsidiaries in the merger agreement. The representations and warranties relate to, among other things:

•	corporate organization and other similar matters;

•	capital structure;

•	authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

•	noncontravention of law and agreements and receipt of consents and approvals from governmental entities and third parties with respect to the merger agreement and related matters;

•	documents filed with the SEC, the accuracy and sufficiency of information contained in those documents, the conformity of financial statements with applicable accounting principles and the absence of undisclosed financial liabilities;

•	absence of certain material changes or events and conduct of business in the ordinary course since March 31, 2006;

•	absence of material changes to any collective bargaining agreements or benefit plans;

•	matters relating to the Employee Retirement Income Security Act of 1974 and employee benefit plans;

•	filing of tax returns, payment of taxes and other tax matters;

•	absence of excess parachute payments and disallowance of deductions under Section 162(m) of the Internal Revenue Code of 1986;

•	shareholder approval of the relevant transactions;

•	compliance with applicable laws and reporting requirements and possession of all permits, licenses and regulatory or other approvals required to conduct business;

•	receipt of fairness opinions from financial advisors;

•	brokers’ fees;

•	recommendations from the respective boards of directors and special committees of independent directors; and

•	absence of material pending or threatened litigation.

Significant portions of the representations and warranties of the parties in the merger agreement are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, with respect to FNF, “material adverse effect” means any material adverse effect on the ability of FNF to perform its obligations under the merger agreement, or to consummate the transactions contemplated thereby, on a timely basis.

For purposes of the merger agreement, with respect to FIS, “material adverse effect” means any change, circumstance, effect, event or occurrence that (i) would be materially adverse to the assets, liabilities, business, financial condition or results of operations of FIS and its subsidiaries taken as a whole, other than any change, circumstance, effect, event or occurrence resulting from (A) changes in general economic conditions affecting the United States, (B) general changes or developments in the industries in which FIS and its subsidiaries operate, unless, in the case of the foregoing clauses (A) and (B), such changes have a materially disproportionate effect on FIS and its subsidiaries taken as a whole relative to other participants in the industry in which FIS and its subsidiaries operate, or (C) the announcement of the merger agreement and the transactions contemplated thereby, or (ii) would have a material adverse effect on the ability of FIS to perform its obligations under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

None of the representations and warranties of the parties will survive the consummation of the merger, and there is no indemnity for any breach of the representations and warranties. You can review the representations and warranties in their entirety in Sections 3.1 and 3.2 of the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

Principal Covenants and Agreements

Operating Limitations Prior to the Closing of the Merger

The merger agreement contains limitations on how FIS and FNF can operate their respective businesses (including the businesses of their subsidiaries) until the merger is consummated or the merger agreement is terminated.

Conduct of Business by FIS

The merger agreement provides that, unless otherwise specifically contemplated by the merger agreement, in connection with the leasing merger or as disclosed in the schedules to the merger agreement, FIS will, and will cause its subsidiaries to, carry on their respective businesses only in the ordinary and usual course of business consistent with past practice. The merger agreement also lists specific actions that FIS and its subsidiaries are restricted from taking (unless otherwise expressly provided for in the merger agreement, disclosed in the schedules to the merger agreement or consented to by FNF) from the time the merger agreement was signed until the merger is consummated or the merger agreement is terminated. A complete list of these restrictions is set forth in Section 4.1(a) of the merger agreement, under which, among other things, FIS agrees that it will not (and will not permit any of its subsidiaries to):

•	(i) declare or pay any dividends on any outstanding capital stock, other than ordinary quarterly cash dividends, (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its outstanding capital stock, or (iii) except as required by the terms of any agreement or plan in effect as of the date of the signing of the merger agreement, purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

•	issue, sell or grant any additional shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than upon the exercise of options outstanding on the date of the signing of the merger agreement under FIS’s stock option plans;

•	amend or propose any change to its certificate of incorporation or bylaws;

•	(i) acquire in any transaction, (a) any business other than the acquisition of the shares of National Title Insurance of New York, Inc. or (b) any assets that are material, individually or in the aggregate, to FIS and FIS’s subsidiaries taken as a whole, (ii) merge or consolidate itself or any of its subsidiaries with any other business entity, except for any such transactions among its wholly owned subsidiaries, (iii) restructure, reorganize or completely or partially liquidate or (iv) otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, when taken as a whole;

•	sell, lease, license or otherwise encumber or dispose of any of its properties or assets that are material to FIS and its subsidiaries taken as a whole, except in the ordinary course of business consistent with past practice;

•	(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness in an amount less than $2,000,000 individually or $10,000,000 in the aggregate or indebtedness owing to or guarantees owing to FIS or any direct or indirect wholly-owned subsidiary, or (ii) make any loans or capital contributions to, or investments in, any other person, other than to FIS or to any direct or indirect wholly-owned subsidiary and routine, immaterial advances to employees, and other than purchases of investment assets in the ordinary course of business consistent with past practice;

•	except in accordance with FIS’s budget as of the date of the merger agreement, make any new capital expenditure or expenditures which, individually, involves payments of in excess of $10,000,000 or, in the aggregate, involve payments of in excess of $25,000,000;

•	pay or satisfy any claims, liabilities or obligations, other than the payment or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements of FIS included in its filed SEC documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or in amounts not in excess of $2,000,000, in each case;

•	make any change in accounting methods used by FIS or any of its subsidiaries, except insofar as may be required by a change in generally accepted accounting principles;

•	cancel or modify any material debts or claims held by it or waive any material rights under any material contract to which FIS of any of its subsidiaries is a party, except in the ordinary course of business consistent with past practice;

•	except as required pursuant to existing written, binding agreements or policies in effect prior to the signing of the merger agreement, or as otherwise required by applicable law, (i) grant or provide any material severance or termination payments or benefits to any director, officer or employee of FIS, except, in the case of employees who are not officers, in the ordinary course of business consistent with past practice, (ii) materially increase the compensation or other benefits of, pay any material bonus to, or make any new equity awards to any director, officer or employee of FIS, except for increases in the ordinary course of business consistent with past practice for employees who are not officers, (iii) establish, materially amend or terminate any benefit plan or amend the terms of any outstanding equity-based awards, or (iv) take any action to accelerate the vesting or payment of compensation or benefits under any benefit plan, to the extent not already provided in any such benefit plan; or

•	authorize any of the foregoing actions.

Conduct of Business by FNF

FNF has agreed not to take any action that would cause it to own any assets or have any liabilities at the effective time of the merger, subject to certain exceptions.

No Solicitation by FIS

The merger agreement restricts the ability of FIS to: (i) solicit, initiate or encourage the submission of any proposal or offer to acquire or cause to be acquired in any manner, directly or indirectly, all or substantially all of the business, assets or capital stock of FIS, which we refer to as an acquisition proposal, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal or (ii) participate in or continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any acquisition proposal. However, prior to the time, but not after, the requisite vote of the FIS shareholders is obtained, if the FIS board of directors determines in good faith, following consultation with outside counsel, that such action is required in order for such directors to comply with their fiduciary duties under applicable law, FIS, any FIS subsidiary or any officer, director or employee of, or any investment banker, attorney or other advisor, representative or agent of, FIS or any FIS subsidiary may, following the receipt of an unsolicited acquisition proposal by FIS, participate in negotiations regarding such acquisition proposal or furnish information regarding FIS and its business pursuant to an appropriate confidentiality agreement to the person making such acquisition proposal.

Fiduciary Duties

Prior to (but not after) the approval of the FIS shareholders or the FNF stockholders, as the case may be, the board of directors of FIS or FNF, as the case may be, may withdraw or modify its recommendation with respect to the merger agreement if it concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, that doing so is required in order for the board of directors to comply with its fiduciary duties under applicable law.

No change of recommendation may be made by FIS until at least 48 hours following FNF’s receipt of notice from FIS that the FIS board of directors intends to change its recommendation and the basis therefor. In determining whether to make a change of recommendation, the FIS board of directors will take into account any changes to the terms of the merger agreement proposed by FNF and any other information provided by FNF in response to such notice.

Changes in Related Party Agreements

At or immediately prior to the closing of the merger and distribution agreements, FIS, FNF and FNT will, and will cause their relevant subsidiaries to, terminate or amend certain specified related party agreements and enter into certain specified additional agreements. Additional information regarding these related party agreements is incorporated herein by reference to FNF’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2005 and FIS’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2005.

Agreements between FIS and FNF

At or immediately prior to the closing of the distribution agreement, the amended and restated intellectual property cross license agreement between FNF and FIS will be terminated.

At or immediately prior to the closing of the merger agreement, the following agreements between FIS and FNF will be terminated:

•	the FNF corporate services agreement;

•	the amended and restated employee matters agreement; and

•	the tax matters agreement.

Agreements between FNF and FNT

At or immediately prior to the closing of the distribution agreement, the following agreements between FNF and FNT will be terminated:

•	the separation agreement;

•	the mirror notes;

•	the tax matters agreement;

•	the employee matters agreement;

•	the registration rights agreement; and

•	the intellectual property cross license agreement.

At or immediately prior to the closing of the merger agreement, the following agreements between FNF and FNT will be terminated:

•	the amended and restated corporate services agreement and the amended and restated reverse corporate services agreement; and

•	the sublease agreement.

Agreements between FIS and FNT

At or immediately prior to the closing of the merger agreement, the following agreements between FIS and FNT will be terminated or amended:

•	the amended and restated corporate services agreement and the amended and restated reverse corporate services agreement will be amended; and

•	the amended and restated lease agreement with Fidelity Information Services, Inc. will be amended.

In addition, FIS and FNT are working to modify the eLender services agreement among FNT and certain of its subsidiaries, and FIS and certain of its subsidiaries. The eLender services agreement amended and restated three previously existing agreements between FIS and FNT. These agreements were (i) the cross conveyance and joint ownership agreement between LSI Title Company and Rocky Mountain Support Services, Inc. (relating to eLender Solutions software), (ii) the eLenderSolutions software development and property allocation agreement between Rocky Mountain Support Services, Inc., as co-owner and development customer, and LSI Title Company, as co-owner and developer (for development of eLenderSolutions software), and (iii) the license and services agreement between FNT and a subsidiary of FIS (relating to the lenders services business). The eLender services agreement includes the same terms as in the three previously existing agreements, except that it also includes additional geographic areas in which FIS conducts its lenders services business but lacks required licenses or access to title plants. FIS and FNT expect to revise the eLender services agreement to reflect a mutually agreeable arrangement to process FIS’ lenders services business and further develop the eLenderSolutions software. These arrangements may include terminating the eLender services agreement and replacing it with other agreements. Although not a condition precedent to the closing under the distribution agreement or the merger agreement, FNT and FIS expect that the revised arrangements will be entered into prior to or immediately after the merger.

At or immediately prior to the closing of the distribution agreement, the following new agreements between FIS and FNT will be entered into:

•	the tax disaffiliation agreement among FNF, FNT and FIS, the terms of which are described below under “— Other Covenants and Agreements — Tax Disaffiliation Agreement” beginning on page 81;

•	the cross indemnity agreement, the terms of which are described below under “— Other Covenants and Agreements — Cross Indemnity Agreement” beginning on page 80;

•	an intellectual property assignment agreement between FNT’s subsidiary, FNF Intellectual Property Holdings, Inc., and FIS, granting to FIS rights to certain pending trademark and tradename applications;

•	an intellectual property transition license granting to FIS a limited license to use the “Fidelity National Financial” name and “house” logo for a one year transition period; and

•	an intellectual property cross license agreement mutually granting to FIS and FNT a continuing, perpetual, non-exclusive, royalty-free license to use certain know-how and proprietary information that has been historically used in the conduct of FIS’s and FNT’s respective businesses.

At or immediately prior to the closing of the merger agreement, the following new agreements between FIS and FNT will be entered into:

•	a property management agreement with respect to FIS’s management of the new office space at 601 Riverside Avenue, Jacksonville, Florida known as Building V;

•	a sublease agreement with respect to FIS’s sublease of a portion of the new office space at Building V;

•	a telecommunications services agreement for reimbursement by FNT of FIS’s telecommunications systems costs at the Jacksonville campus; and

•	an aircraft cost sharing agreement, pursuant to which FIS and FNT mutually agree to reimburse each other for the actual costs incurred in connection with use of each party’s respective corporate aircraft.

Other Covenants and Agreements

Taxation

Neither party will take or cause to be taken any action that would be likely to disqualify the spin-off as a tax-free spin-off under Section 355 of the Code or that would be likely to disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Certegy Stock Incentive Plan Amendment

Prior to the effective time of the merger, FIS will amend and restate the Amended and Restated Certegy Inc. Stock Incentive Plan to increase the total number of shares available for issuance by an additional 4,000,000 shares and submit the Amended and Restricted Certegy Inc. Stock Incentive Plan to the FIS shareholders for approval at the FIS shareholders meeting.

New York Stock Exchange Listing

FIS will use its reasonable best efforts to cause its common stock to continue to be listed on the NYSE through the effective time of the merger and to cause the shares of FIS common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of the merger agreement.

FIS Stock Buy-Backs

If, after giving effect to actual or anticipated or projected exercises of outstanding options to purchase shares of FIS common stock prior to the merger, the merger consideration would not constitute more than 50% of the shares of FIS common stock outstanding immediately after the merger, FIS will, if and to the extent directed by FNF, repurchase enough shares of its common stock to cause the merger consideration to constitute more than 50% of the shares of FIS common stock outstanding immediately after the merger, to the extent permitted by applicable law. In addition, FIS has agreed to purchase all shares of its common stock held by FNT and its subsidiaries as of the business day prior to the spin-off, for a cash purchase price equal to the closing price on the preceding trading day.

Cross-Indemnity Agreement

It is a condition to closing under both the distribution agreement and the merger agreement that FNT and FIS enter into a cross-indemnity agreement. Under the cross-indemnity agreement, each party will indemnify the other party and certain of the other party’s affiliates and representatives from and against any losses incurred (whether before, at or after the closing under both agreements) by the indemnified parties arising out of:

•	the ownership or operation of the assets or properties, the operations or conduct of the business, and the employee retirement and benefit plans and financial statements of the indemnifying party;

•	any breach by the indemnifying party of the cross-indemnity agreement, of its organizational documents, or of any law or contract to which it is a party;

•	any untrue statement of, or omission to state, a material fact in any governmental filing of the indemnified party to the extent it was as a result of information about the indemnifying party;

•	claims brought by third parties to the extent related to the transactions contemplated by the distribution agreement (to the extent FNT is the indemnifying party) or, among other things, the merger agreement (to the extent FIS is the indemnifying party), subject to certain exceptions; and

•	the provision of services by or employment of representatives of the indemnifying party, and the termination of such services or employment.

The cross-indemnity agreement expressly provides that it is not intended to change the allocation of liability for any matter in any other existing or future agreement between FNT and its affiliates and FIS and its affiliates, to all of which agreements the cross-indemnity agreement is made subject.

Tax Disaffiliation Agreement

FNT and its subsidiaries currently are members of the FNF consolidated federal income tax return. In addition, certain of the FNT subsidiaries are included with FIS group companies in state combined income tax returns. From and after the time of the spin-off, FNT and its subsidiaries will no longer be included in the FNF consolidated federal income tax return or in any state combined return with any FIS company. It is a condition to closing under both the merger agreement and the distribution agreement that FNF, FIS and FNT will have entered into the tax disaffiliation agreement. The tax disaffiliation agreement allocates responsibility between FIS and FNT for filing returns and paying taxes for periods prior to the spin-off, subject to the indemnification provisions set forth in the agreement.

The tax disaffiliation agreement includes indemnifications for any taxes for periods prior to the spin-off and for any taxes and for any associated adverse consequences that may be imposed on the parties as a result of the spin-off, as a result of actions taken by the parties or otherwise, and of the merger. Specifically, FNT will indemnify FNF (and its successor after the merger, FIS) with respect to the FNF federal consolidated income taxes for periods prior to the spin-off (other than taxes attributable to income of FIS or FIS subsidiaries other than FNF Leasing), and with respect to any state income taxes payable by FIS or one of its subsidiaries but attributable to FNF or FNT, FNF Leasing, one of FNT’s current subsidiaries, or one of the subsidiaries that will be contributed to FNT in connection with the transaction. In addition, FNT will indemnify FIS for all taxes and any associated adverse consequences (including shareholder suits) if the spin-off is determined to be a taxable transaction, unless such adverse determination is the result of a breach by FIS of its covenant not to take certain actions within its control that would cause the spin-off to be taxable or the result of certain acquisitions of FIS stock within the control of FIS or an FIS affiliate. FNT will also indemnify FIS for all taxes and any associated adverse consequences (including shareholder suits) if the merger of FNF into FIS is determined to be a taxable transaction.

In order to help preserve the tax-free nature of the spin-off, FNT and FIS have mutually agreed that neither FIS nor FNT will engage in any direct or indirect acquisition, issuance, or other transaction involving that company’s stock unless the company first obtains an opinion from a nationally recognized law firm or accounting firm that the acquisition will not cause the spin-off to be taxable. This restriction is subject to various exceptions, including that the opinion restriction may be waived with the consent of certain officers of the other company.

Option Letter Agreement

In connection with the spin-off and the merger, William P. Foley, II, Alan L. Stinson and Brent B. Bickett entered into an agreement with FNF on June 25, 2006, pursuant to which FNF has the right to cash out a certain number of the FNF stock options held by Messrs. Foley, Stinson and Bickett for their fair market value as of the date FNF elects to exercise such right or cause these individuals to exercise such options. To the extent FNF exercises its right under this agreement, it is required to do so immediately prior to the effective time of the spin-off under the distribution agreement or as near thereto as practicable. FNF’s right to cash out these FNF stock options or cause such options to be exercised is subject to the right of Messrs. Foley, Stinson and Bickett to exercise such stock options if doing so would not adversely affect the tax treatment of the transactions contemplated by the distribution agreement.

Leasing Merger Agreement

In connection with the spin-off and the merger, Fidelity National Information Services, Inc., its subsidiary FIS Capital Leasing, Inc. and FNF Capital Leasing, Inc., entered into an Agreement and Plan of Merger, dated as of September 12, 2006 which we refer to as the Leasing merger agreement, under which FNF Capital Leasing, Inc. will merge with and into FIS Capital Leasing, Inc. The surviving entity will be named FNF Capital Leasing, Inc. When the Leasing merger is completed, FNF as the sole stockholder of Leasing will receive shares of FIS common stock in exchange for the outstanding shares of Leasing. The respective obligations of each party to effect the Leasing merger are subject to the satisfaction or waiver on or prior to the closing date of the Leasing merger of certain conditions, including: (i) the merger agreement shall be in full force and effect; (ii) the receipt of governmental and regulatory consents and approvals; (iii) the receipt of a private letter ruling from the IRS or an opinion of Deloitte

Tax LLP, FNF’s special tax adviser, and an opinion from Weil, Gotshal & Manges LLP, FIS’s special tax counsel, to the effect that the Leasing merger will be a tax-free reorganization; (iv) the receipt of consents required from third parties; and (v) the occurrence of the spin-off in accordance with the distribution agreement. The Leasing merger agreement may be terminated and the Leasing merger abandoned at any time prior to the effective time of the merger by written consent of the parties or by either party if: (w) the distribution agreement has been terminated; (x) the merger agreement has been terminated; (y) the Leasing merger has not been consummated on or before December 31, 2006; or (z) a governmental entity prohibits the Leasing merger. The Leasing merger will be accounted for on a historical basis due to the fact that it is a transfer of assets between entities under common control. Under the Leasing merger agreement, the closing of the Leasing merger is to occur two business days following the spin-off.

FNF Capital Leasing, Inc. is a small leasing business that leases technology assets to major corporations nationwide (mainly Fortune 1000/middle markets credits), with transaction sizes ranging from $100,000 to over $100 million. The business had revenues in 2005 of $7.2 million.

Principal Conditions to Completion of the Merger

The respective obligations of each party to effect the merger are subject to the satisfaction or waiver on or prior to the closing date of the merger of the following conditions:

•	the receipt of required shareholder approvals;

•	the absence of any inaccuracy in either party’s representations and warranties that would be reasonably likely to have a material adverse effect;

•	the receipt of governmental and regulatory consents and approvals;

•	the receipt of a private letter ruling from the IRS and one or more opinions from the parties’ tax advisors;

•	the receipt of consents required from third parties, including under credit agreements of FNF, FNT and FIS and any other material agreements;

•	the effectiveness of the registration statement on Form S-4 in which this proxy statement/prospectus is included, and the absence of a stop order or related SEC proceedings in connection therewith;

•	the occurrence of the spin-off in accordance with the distribution agreement;

•	the occurrence of the Leasing merger in accordance with the Leasing merger agreement; and

•	the amendment of specified related party agreements, the termination of specified intercompany agreements and the entering into of certain additional agreements between FNT and FIS.

Any right of FNF or FIS to waive conditions or extend time periods under the merger agreement will be valid only if authorized in writing by the FNF special committee of independent directors or the FIS special committee of independent directors, as applicable.

Termination Events

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger under the following circumstances:

by mutual written consent of FIS and FNF as authorized by action of the FIS special committee and the FNF special committee, respectively;

by either party if:

•	the required FNF stockholder approval or the required FIS shareholder approval is not obtained;

•	the distribution agreement has been terminated;

•	the Leasing merger agreement has been terminated;

•	the merger has not been consummated on or before the earlier of (x) the date that is 30 days after the closing under the distribution agreement or (y) December 31, 2006;

•	a governmental entity prohibits the merger;

•	the other party’s special committee withdraws or materially modifies its approval of the merger agreement or its recommendation to its shareholders or stockholders in a manner adverse to the terminating party; or

•	the other party breaches a representation, warranty, covenant or agreement made by it in the merger agreement, or any such representation or warranty becomes untrue or incorrect and the breach or failure to be true or correct would have a material adverse effect and cannot be cured by December 31, 2006.

Dividends

The merger agreement permits each of FIS and FNF to continue to pay its respective shareholders and stockholders its regular quarterly cash dividend consistent with past dividend policy until closing.

Fees, Expenses and Transfer Taxes

Whether or not the merger is consummated, each party will pay its own costs and expenses incurred in connection with the merger agreement, except that expenses incurred in connection with the filing fee for the Form S-4 and printing and mailing this proxy statement/prospectus and the Form S-4 are to be shared equally by FIS and FNF and satisfied prior to the effective time of the merger. All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including penalties and interest) incurred in connection with the merger will be paid by FIS when due.

Amendments; Waivers

Subject to applicable law, at any time prior to the effective time of the merger, FNF and FIS may amend, modify or supplement the merger agreement, provided that after approval of the merger by the FNF stockholders or approval of the issuance of FIS shares by the FIS shareholders, no amendment can be made that by law requires the approval of such stockholders or shareholders without the approval of such stockholders or shareholders. The merger agreement can only be amended by an instrument in writing signed on behalf of each of the parties, as authorized by action of the board of directors of the respective parties following approval of the special committee of independent directors of such board.

At any time prior to the effective time, each party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party or (c) subject to the limitations on amendment described above, waive compliance with any of the agreements of the other party contained in the merger agreement. The conditions to each of the parties’ obligations to consummate the merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the merger agreement to assert any of its rights thereunder will not constitute a waiver of such rights. However, any right of FNF or FIS to waive conditions or extend time periods under the merger agreement will be valid only if authorized in writing by the special committee of independent directors of FNF or FIS, as applicable.

Governing Law

The merger agreement is governed by and is to be interpreted and construed in accordance with the laws of the State of New York.

THE SECURITIES EXCHANGE AND DISTRIBUTION AGREEMENT

The following is a summary of certain material provisions of the securities exchange and distribution agreement between FNT and FNF, dated as of June 25, 2006, which we refer to as the original distribution agreement as amended and restated as of September 18, 2006, which we refer to as the distribution agreement. A copy of the distribution agreement is attached to this proxy statement/prospectus as Annex G. This summary is subject and qualified in its entirety by reference to the distribution agreement.

General

At the same time that FNF and FIS entered into the merger agreement, FNF and FNT entered into the distribution agreement. It is a condition to the consummation of the merger that the distribution by FNF to its stockholders as a dividend of all FNT shares held by FNF, referred to as the spin-off, have occurred pursuant to the distribution agreement. It is a condition to the closing under the distribution agreement that all of the conditions to the consummation of the merger of FNF and FIS and the Leasing merger shall have been satisfied or waived, other than (i) conditions that, by their terms, are to be satisfied on the closing date for such transactions, (ii) the occurrence of the spin-off and (iii) in the case of the merger, the occurrence of the Leasing merger.

The distribution agreement provides for the contribution of substantially all of FNF’s assets (other than its ownership interest in FIS, FNT and FNF Leasing) and liabilities to FNT in exchange for shares of FNT’s Class A common stock, followed immediately by the spin-off. The spin-off is subject, among other things, to receipt of an IRS private letter ruling to the effect that it will be tax-free to FNF and its stockholders. Upon completion of the spin-off, FNF will have no assets other than its ownership of FIS common stock and its rights under certain agreements entered into pursuant to the distribution agreement.

It is contemplated that the merger between FNF and FIS will be completed twelve business days following the spin-off, and that immediately after the merger, FNT will file amended and restated articles of incorporation that, among other things, will change the name of FNT to “Fidelity National Financial, Inc.” and FNT will apply to have its shares listed and traded on the NYSE under the trading symbol “FNF.”

The Asset Contribution

Contributed Assets

Substantially all of FNF’s assets (other than FNF’s interest in FIS) will be transferred to FNT at the closing under the distribution agreement. These assets, referred to as the contributed assets, include FNF’s interests in:

•	Fidelity Sedgwick Holdings, Inc.;

•	Fidelity National Insurance Company;

•	Fidelity National Insurance Services, Inc.;

•	Fidelity National Timber Resources Inc.;

•	FNF Holding, LLC;

•	FNF International Holdings, Inc.;

•	National Alliance Marketing Group, Inc.;

•	Rocky Mountain Aviation, Inc.; and

•	Cascade Timberlands LLC

The contributed assets also include cash and any other property or rights that FNF owns prior to the closing under the distribution agreement.

Assumed Liabilities

FNT will assume all of FNF’s liabilities, except for:

•	any liabilities of FNF to the extent FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing has, as of or prior to the closing under the distribution agreement, agreed in writing to be responsible therefor;

•	any liabilities of FNF to the extent they relate to the ownership or operation of the assets or properties, or the operations or conduct of the business, of FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing, in each case to the extent FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing has, as of or prior to the closing under the distribution agreement, agreed to be responsible therefor;

•	any guaranties or other similar contractual liabilities of FNF in respect of a primary liability of FIS or any subsidiary of FIS or FNF Leasing or any subsidiary of FNF Leasing;

•	certain limited liabilities of FNF in respect of taxes;

•	certain liabilities arising from the operations or conduct of the business of FNF after the date that is 30 days after the closing of the distribution agreement if the merger has not then been completed; and

•	any liabilities for transaction bonuses that may be paid to certain executive officers of FNF.

The liabilities of FNF to be assumed by FNT under the distribution agreement (other than tax liabilities) are referred to as the assumed liabilities. FNT will assume and agree to pay, honor and discharge when due all of the assumed liabilities pursuant to an assumption agreement to be executed and delivered by FNT at the closing. Certain tax liabilities of FNF will be assumed by FNT pursuant to the tax disaffiliation agreement among FIS, FNF and FNT to be entered into at the closing.

Consideration

In exchange for the transfer by FNF to FNT of the contributed assets, FNT will assume the assumed liabilities and issue to FNF that number of shares of FNT Class A common stock, which we refer to as the FNT exchange number, equal to (i) 33,563,829 plus (ii) the amount of cash and certain investment assets included in the contributed assets (not to exceed $275,000,000 for purposes of this calculation) divided by $23.50.

Stockholder Approval and SEC Filings

FNT stockholder approval is required for (i) the issuance of FNT stock as consideration for the contributed assets from FNF, (ii) the adoption of the amendment to the FNT stock plan contemplated by the distribution agreement and (iii) the adoption of the amended and restated articles of incorporation of FNT that, among other things, change the name of FNT to “Fidelity National Financial, Inc.” This approval, referred to as the FNT stockholder approval, is a condition to closing under the distribution agreement. The distribution agreement provides that as soon as practicable after the date of the agreement, FNT, in consultation with FNF, will prepare and file with the SEC a registration statement on Form S-1, referred to as the Form S-1, in respect of the distribution to FNF stockholders of shares of FNT common stock by FNF in connection with the spin-off and an information statement relating to required FNT stockholder approvals. Both the Form S-1 and information statement have been filed with the SEC and FNT has scheduled a stockholder vote and will mail the information statement to its stockholders on or about September 22, 2006.

Insurance Regulatory Approvals Required for the Distribution Agreement

The following requests, applications and notices have been or are in the process of being filed with the various state insurance departments that regulate the insurance company subsidiaries of FNF and FNT, seeking the necessary approvals, orders and consents from such state insurance departments prior to the closing of the proposed transactions:

•	California. With respect to Fidelity National Insurance Company, which we refer to as FNIC, and Fidelity National Home Warranty Company, which we refer to as FNHWC, subsidiaries of FNF that will become subsidiaries of FNT, and with respect to Fidelity National Title Insurance Company, which we refer to as FNTIC, Security Union Title Insurance Company, which we refer to as SUTIC, and Ticor Title Insurance Company, which we refer to as Ticor, subsidiaries of FNT, FNF and FNT have requested an exemption from the provisions of Section 1215.2 of the California Insurance Code, which we refer to as the CIC, pursuant to subdivision (f) thereof, on the basis that the proposed transactions are not included within the purposes of CIC Section 1215.2 since they do not result in any new person acquiring control of FNIC, FNHWC, FNTIC, SUTIC or Ticor, as “control” is defined in CIC Section 1215(b). In addition, with respect to Fidelity National Title Company and Fidelity National Title Company of California, California underwritten title companies that will become subsidiaries of FNT, Inc., FNT has requested the commissioner’s consent to the transfer of FNT’s shares pursuant to CIC Section 12389.3.

•	New York. With respect to Fidelity National Property and Casualty Insurance Company, which we refer to as FNPAC, a subsidiary of FNF, and Nations Title Insurance of New York, Inc., which we refer to as Nations Title, a subsidiary of FNT, FNF and FNT requested an exemption from the provisions of Sections 1501 through 1506 of the New York Insurance Law, which we refer to as the NYIL, pursuant to Section 1502(b) thereof, on the basis that the proposed transactions are not included within the purposes of Sections 1501 through 1506 since they do not result in any new person acquiring control of FNPAC or Nations Title, as “control” is defined pursuant to Section 1501 of the NYIL. With respect to National Title Insurance of New York Inc., which we refer to as National Title, a subsidiary of FIS, FIS has requested confirmation that none of the transactions contemplated herein will constitute a change of control of National Title. On September 7, 2006, the State of New York Insurance Department notified FIS that none of the transactions contemplated herein constituted a change of control of National Title.

•	Texas. With respect to Fidelity National Indemnity Insurance Company, which we refer to as FNIIC, a subsidiary of FNF, and Alamo Title Insurance, which we refer to as Alamo Title, a subsidiary of FNT, FNF and FNT requested an exemption from the provisions of Sections 823.151 through 823.165 of the Texas Insurance Code, which we refer to as the Texas Code, and the request for the issuance of an order by the Texas Insurance Department granting such exemption, on the basis that the proposed transactions are not included within the purposes of the Texas Code since they do not result in any new person acquiring control of FNIIC or Alamo Title as “control” is defined pursuant to Section 823.151 of the Texas Code. The Texas Insurance Department issued an order granting the request on September 12, 2006.

•	Florida. With respect to Ticor Title Insurance Company of Florida, which we refer to as Ticor Title, a subsidiary of FNT, a Statement Regarding the Acquisition of Control of a Domestic Insurer pursuant to Section 628.461 of the Florida Statutes was filed seeking the prior approval of the Commissioner of the Office of Insurance Regulation of the State of Florida for the acquisition of control of Ticor Title by FNT, Inc.

•	Illinois. With respect to Chicago Title and Trust Company and Chicago Title Land Trust Company, notifications have been submitted to the Illinois Department of Financial and Professional Regulation regarding the proposed transactions, stating that such transactions are not contemplated within 205 ILCS 620/3-2(g) and are thus exempt from the requirements of Section 205 relating to the change in control of an Illinois trust company.

•	Missouri. With respect to Chicago Title Insurance Company , which we refer to as CTIC, a request was made and an exemption has been granted from the provisions of Missouri Revised Statutes Sections 382.040, 382.050 and 382.060 pursuant to Mo. Rev. Stat. Section 382.070 on the basis that the proposed transactions are not included within the purposes of Mo. Rev. Stat. Sections 382.010 through 382.300 since such transactions do not result in any new person acquiring control of CTIC as “control” is defined in Mo. Rev. Stat. Section 382.101.

•	Oregon. With respect to Chicago Title Insurance Company of Oregon, which we refer to as CTIC-OR, a request has been made for an order pursuant to Oregon Revised Statutes Section 732.521(2) granting an exemption from the provisions of ORS Sections 732.521 and 732.523 on the basis that the proposed transactions are not included within the purposes of ORS Section 732.521 since such transactions do not result in any new person acquiring control of CTIC-OR as contemplated thereby.

•	Puerto Rico. With respect to Chicago Title Insurance Company of Puerto Rico, which we refer to as CTIC-PR, a request has been made for an exemption from the provisions of the Puerto Rico Insurance Code, which we refer to as the Puerto Rico Code, on the basis that the proposed transactions are not included within the purposes of the Puerto Rico Code since such transactions do not result in any new person acquiring control of CTIC-PR as contemplated thereby.

•	Vermont. With respect to FNF Title Reinsurance Company, a request has been made for the approval by the Vermont Department of Banking Insurance and Securities of the proposed transactions pursuant to DOI Reg. 81-2, Section 14.

Antitrust

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the FTC, the transactions may not be completed until notifications have been given and information furnished to the FTC and the Antitrust Division of the DOJ, and until the specified waiting period has expired or been terminated. FNF plans to file notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division of the DOJ. The waiting period generally expires thirty days after the notification and report forms have been filed.

The Spin-off

Prior to the closing, the FNF board of directors will approve and formally declare the spin-off. The spin-off declaration will include the formula to be used to determine the number of FNT shares to which each FNF stockholder is entitled. Following the closing under the distribution agreement, including the asset contribution, the assumption of the assumed liabilities and the issuance of FNT stock, and prior to the consummation of the merger, the exchange agent appointed by FNF will distribute to each holder of record of FNF stock the number of shares of FNT Class A common stock to which that holder is entitled as determined by applying the formula set forth in the spin-off declaration.

Treatment of FNF Equity Awards

In connection with the spin-off, outstanding FNF stock options and shares of FNF restricted stock will be treated as described in “The Merger Agreement — Effect of the Merger on FNF Equity Awards’’ on page 74.

Employee Benefits

In connection with the spin-off, FNT has agreed to (i) provide coverage under its health and welfare plans to employees of FNF and its subsidiaries who become employees of FNT following the spin-off, (ii) waive any preexisting conditions or waiting periods under such plans, and (iii) cause such plans to honor expenses incurred by the employees and their beneficiaries for purposes of satisfying deductibles and maximum out-of-pocket expenses. FNT will also cause any benefit plan in which employees of FNF and its subsidiaries are eligible to participate after the spin-off to take into account for purposes of eligibility, vesting, and benefit accrual, service with FNF and its subsidiaries as if such service were with FNT. Prior to the spin-off, FNF will transfer all of its employee benefit plans, including the FNF 401(k) Plan, the FNF Employee Stock Purchase Plan, and its various health and welfare plans, including all related insurance policies and service agreements, to FNT, and FNT will assume sponsorship of such plans.

Representations and Warranties

The distribution agreement contains representations and warranties made by FNF and FNT.

Representations and Warranties by FNF

FNF has made representations and warranties to FNT as to itself and as to the entities, referred to as the subject companies, the equity securities of which are to be transferred to FNT as part of the asset contribution, including representations and warranties as to:

•	corporate organization and other similar matters;

•	capital structure of the subject companies;

•	authorization, execution, delivery, performance and enforceability of the distribution agreement and related matters;

•	conduct of business in the ordinary course since December 31, 2005, with no material adverse changes;

•	employee benefit plans of FNF and the subject companies and related matters;

•	filing of tax returns, payment of taxes and other tax matters;

•	documents filed with the SEC, the accuracy and sufficiency of information contained in those documents, the conformity of financial statements with applicable accounting principles and the absence of undisclosed financial liabilities;

•	accuracy of information supplied by FNF for inclusion in securities filings;

•	compliance with applicable laws and reporting requirements and possession of all permits, licenses and regulatory or other approvals required to conduct business;

•	absence of material pending or threatened litigation;

•	title to assets; and

•	environmental matters.

Representations and Warranties by FNT

FNT has made representations and warranties to FNF as to itself and its subsidiaries, including representations and warranties as to:

•	corporate organization and other similar matters;

•	capital structure;

•	authorization, execution, delivery, performance and enforceability of the distribution agreement and related matters;

•	conduct of business in the ordinary course since December 31, 2005, with no material adverse changes;

•	employee benefit plans of FNT and related matters;

•	filing of tax returns, payment of taxes and other tax matters;

•	documents filed with the SEC, the accuracy and sufficiency of information contained in those documents, the conformity of financial statements with applicable accounting principles and the absence of undisclosed financial liabilities;

•	absence of undisclosed liabilities;

•	accuracy of information supplied by FNT for inclusion in securities filings;

•	compliance with applicable laws and reporting requirements and possession of all permits, licenses and regulatory or other approvals required to conduct business; and

•	absence of material pending or threatened litigation.

Significant portions of the representations and warranties of the parties in the distribution agreement are qualified as to “materiality” or “material adverse effect.” For purposes of the distribution agreement, with respect to FNF, “material adverse effect” means (x) any event, circumstance or change that, individually or in the aggregate, is or would reasonably be likely to be materially adverse to the assets, liabilities, business, condition (financial or otherwise) or results of operations of the transferred business (which collectively means the contributed assets and the assumed liabilities) taken as a whole, other than any such event, circumstance or change to the extent resulting from (A) changes in general economic conditions affecting the United States occurring after the date of the distribution agreement, (B) general changes or developments in the industries in which the transferred business is operated occurring after the date of the distribution agreement, (C) changes in laws or regulations occurring after the date of the distribution agreement or (D) the announcement of the distribution agreement and the transactions contemplated thereby, unless, in the case of the foregoing clause (A) or (B), such changes referred to therein have a materially disproportionate effect on the transferred business, taken as a whole, relative to other participants in the industries in which the transferred business is operated, or (y) any material adverse effect on the ability of FNF to perform its obligations under the distribution agreement or to consummate the transactions contemplated thereby on a timely basis.

For purposes of the distribution agreement, with respect to any subject company, “material adverse effect” means any event, circumstance or change that, individually or in the aggregate, is or would reasonably be likely to be materially adverse to the assets, liabilities, business, condition (financial or otherwise) or results of operations of such subject company (or, in the case of a subsidiary of a subject company, the subject company of which such entity is a subsidiary) and its subsidiaries taken as a whole, other than any such event, circumstance or change to the extent resulting from (A) changes in general economic conditions affecting the United States occurring after the date of the distribution agreement, (B) general changes or developments in the industries in which such subject company and its subsidiaries operate occurring after the date of the distribution agreement, (C) changes in laws or regulations occurring after the date of the distribution agreement or (D) the announcement of the distribution agreement and the transactions contemplated thereby, unless, in the case of the foregoing clause (A) or (B), such changes referred to therein have a materially disproportionate effect on such subject company and its subsidiaries, taken as a whole, relative to other participants in the industries in which such subject company and such subsidiaries operate.

For purposes of the distribution agreement, with respect to FNT, “material adverse effect” means (x) any event, circumstance or change that, individually or in the aggregate, is or would reasonably be likely to be materially adverse to the assets, liabilities, business, condition (financial or otherwise) or results of operations of FNT and its subsidiaries taken as a whole, other than any such event, circumstance or change to the extent resulting from (A) changes in general economic conditions affecting the United States occurring after the date of the distribution agreement, (B) general changes or developments in the industry in which FNT and its subsidiaries operate occurring after the date of the distribution agreement, (C) changes in laws or regulations occurring after the date of the distribution agreement or (D) the announcement of the distribution agreement and the transactions contemplated thereby, unless, in the case of the foregoing clause (A) or (B), such changes referred to therein have a materially disproportionate effect on FNT and its subsidiaries taken as a whole relative to other participants in the industry in which FNT and its subsidiaries operate, or (y) any material adverse effect on the ability of FNT to perform its obligations under the distribution agreement or to consummate the transactions contemplated thereby on a timely basis.

None of the representations and warranties of the parties will survive the closing, and there is no indemnity for any breach of the representations and warranties.

Interim Operating Limitations

Each of FNF (with respect to itself and the subject companies and their subsidiaries) and FNT (with respect to itself and its subsidiaries) has agreed to be subject to certain limitations on how they conduct their respective businesses between the date of the distribution agreement and the date of the closing thereunder. During this period,

FNT has agreed to cause its business and that of its subsidiaries, and FNF has agreed to cause its business and that of the subject companies and their subsidiaries, to be carried on only in the ordinary and usual course of business consistent with past practice and, if applicable and to the extent consistent therewith, use all reasonable efforts to preserve intact the current business organization, keep available the services of current officers and employees and preserve relationships with any governmental entities, customers, suppliers, distributors, creditors, lessors, agents, insureds, reinsureds and others having business dealings with the relevant business to the end that its goodwill and ongoing businesses will be unimpaired at the closing. Further limitations on the conduct of business by FNF, the subject companies and their subsidiaries and FNT and its subsidiaries between the date of the distribution agreement and the closing thereunder are set forth in Article IV of the distribution agreement.

Directors and Officers of FNT

Messrs. Thompson, Lane, Ammerman and Hagerty, current members of the FNF board, will join the board of directors of FNT after the closing. Further, certain FNF officers will become officers of FNT, including William P. Foley, II, who will become the Chief Executive Officer of FNT, and Alan L. Stinson, who will become the Chief Operating Officer of FNT.

Certain Other Covenants and Agreements under the Distribution Agreement

Indemnification and Insurance

•	From and after the closing, FNT will indemnify and hold harmless each person who was prior to the closing, (i) an officer or director of FNF or (ii) an officer or director of any other enterprise at the request of FNF (referred to as indemnified parties), except that such indemnification shall be subject to any limitation imposed from time to time under applicable law. The indemnity will cover all acts or omissions occurring prior to the closing. Each indemnified party will be entitled to advancement of expenses, provided such indemnified party provides an undertaking to repay such advances if it is ultimately determined that such indemnified party is not entitled to indemnification. Any determination to be made as to whether any indemnified party has met any standard of conduct imposed by law shall be made by legal counsel reasonably acceptable to such indemnified party and FNT, retained at FNT’s expense.

•	FNT will also purchase and maintain for at least six years after the date of the closing, a directors’ and officers’ insurance and indemnification policy providing coverage for events occurring prior to the closing for directors, officers or employees of FNF or its subsidiaries (but not directors, officers or employees of FIS and its subsidiaries acting in their capacity as such), on terms and conditions, at least as favorable to the insured persons as FNF’s current director’s and officer’s insurance and indemnification policy.

•	FNT will pay all costs and expenses that may be incurred by any indemnified parties in successfully enforcing the indemnity or other obligations of FNT.

•	In the event that FNT or any of its successors or assigns (i) consolidates or merges into any other business entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any other business entity, then, in each such case, proper provision will be made so that the successors and assigns of FNT assume the indemnification obligations of FNT described above.

New York Stock Exchange Listing

FNT will use its reasonable best efforts to cause the shares of FNT Class A common stock to be issued to FNF and the shares of FNT Class A common stock to be reserved for issuance upon conversion of the replacement options described above in “Stock Options,” to be authorized for listing on the NYSE subject to official notice of issuance, prior to the closing date.

Termination of the Distribution Agreement

The distribution agreement may be terminated prior to the closing thereunder under the following circumstances:

•	by FNF in its sole discretion (in which case FNF will be required to reimburse FNT for its reasonable costs and expenses in connection with the distribution agreement);

•	by FNT and FNF by mutual written consent as authorized by action of the respective special committees of independent members of the boards of directors of FNT and FNF; or

•	by either FNT or FNF if the FNT stockholder approval is not obtained; if the closing is not consummated on or before December 31, 2006; if the Leasing merger agreement has been terminated; if the merger agreement has been terminated; or if a governmental entity prohibits the transactions contemplated by the distribution agreement.

Conditions to Closing

Completion of the transactions contemplated by the distribution agreement is subject to the satisfaction or waiver of conditions including:

•	the absence of any inaccuracy in either party’s representations and warranties that would be reasonably likely to have a material adverse effect;

•	the receipt of governmental and regulatory consents and approvals, including all necessary approvals for the transfer of FNF’s interest in its regulated insurance company subsidiaries to FNT and for the spin-off of FNT’s insurance operations;

•	the receipt of the FNT stockholder approval;

•	the receipt of a private letter ruling from the IRS and an opinion of FNF’s special tax advisor Deloitte & Touche Tax LLP in respect of the spin-off being tax-free to FNF and its stockholders;

•	the receipt of consents required from third parties;

•	the effectiveness of the Form S-1 and the absence of any stop order or related SEC proceedings in connection therewith;

•	the amendment of specified related party agreements, the termination of specified intercompany agreements and the entering into of certain additional agreements between FNT and FIS;

•	the total liabilities of FNF to be assumed by FNT that would be reflected on an unconsolidated balance sheet of FNF prepared in accordance with U.S. generally accepted accounting principles not exceeding $100 million at closing; and

•	the satisfaction or waiver of all of the conditions to the consummation of the merger (other than the occurrence of the spin-off and the occurrence of the Leasing merger).

ADDITIONAL PROPOSALS FOR THE FIS ANNUAL MEETING

Proposal 2:	Amendment and Restatement of the Amended and Restated Certegy Inc. Stock Incentive Plan

Introduction to and Purpose of the Amended and Restated Certegy Inc. Stock Incentive Plan

FIS’s board of directors originally adopted the Certegy Inc. Stock Incentive Plan (formerly known as the Certegy Inc. 2001 Stock Incentive Plan) effective as of June 15, 2001. This plan was approved by FIS’s sole shareholder, Equifax Inc., prior to the spin-off of FIS from Equifax, Inc. The plan was amended and restated by Certegy on February 28, 2002, which amendment and restatement was approved by Certegy’s shareholders on May 16, 2002. The plan was again amended on June 18, 2004 and amended and restated on September 14, 2005, which amendment and restatement was approved by FIS’s shareholders on January 26, 2006.

In connection with the approval of the merger agreement, FIS’s board of directors approved an amendment and restatement of the plan, subject to stockholder approval at the FIS Annual Meeting, to (i) increase the number of shares authorized for issuance by 4,000,000 shares, (ii) increase the limits on the number of options, restricted shares, and restricted stock units that may be granted under the plan, and (iii) make other non-material changes.

The current plan originally was conceived as an equity incentive plan for FIS alone. As a result of the merger, in order to assure that the combined company has adequate means to provide equity incentive compensation for its employees on a going-forward basis, FIS deems it in the best interests of its shareholders to increase the number of shares authorized, and increase the number of individual awards that may be granted, under the current plan.

The current plan provides that any amendment that increases the aggregate number of shares issuable thereunder must be approved by the shareholders in order to be effective, and the merger agreement requires that the amended and restated plan be submitted to the shareholders for approval. The board of directors is also asking that FIS’s shareholders approve the amended and restated plan in order to (1) ensure that FIS be allowed to continue to deduct for federal income tax purposes all compensation pursuant to stock option awards and certain performance-based compensation earned under the plan by our chief executive officer and each of our four most highly-paid executive officers, (2) ensure that certain stock option awards under the plan will continue to qualify for the favorable income tax treatment applicable to incentive stock options, and (3) comply with the listing standards of the New York Stock Exchange, which require that equity compensation plans and material revisions thereto be approved by the shareholders.

FIS’s board of directors believes that the plan, as amended and restated, will continue to play an integral role in the ability of FIS to attract and retain employees and directors. In addition, the amended and restated plan should continue to benefit shareholders by aligning the interests of management and the board of directors of FIS with the interests of all of FIS’s shareholders.

The following description of the material features of the plan is a summary and is qualified in its entirety by reference to the amended and restated plan, the full text of which appears as Annex B to this proxy statement/prospectus. The amended and restated plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan Administration

The compensation committee of FIS’s board of directors, which we refer to as the FIS Compensation Committee, administers the plan. The FIS Compensation Committee has the discretion to delegate to one or more of FIS’s officers its authority and duties under this plan with respect to participants who are not subject to the reporting and other requirements of Section 16 of the Exchange Act. The FIS Compensation Committee has the right to terminate the plan at any time, or amend the plan, so long as the termination or amendment does not adversely affect any rights of any participant with respect to outstanding awards without that participant’s consent.

Eligibility

The FIS Compensation Committee or its delegate is authorized to make awards under the plan to any of FIS’s officers or other key employees, or others performing services for FIS or any officers, other key employees, or service providers of FIS’s subsidiaries, and to award stock options, restricted stock or restricted stock units to FIS’s non-employee directors.

Description of Awards

General

The FIS Compensation Committee or its delegate has the authority to award:

•	stock options, including both incentive and non-qualified stock options;

•	restricted stock; and

•	restricted stock units, which we refer to as RSUs, which are rights to receive shares of common stock on a future date, or a cash payment for each unit equal to the fair market value of a share on such future date.

As of July 31, 2006, the aggregate number of shares reserved for issuance under the plan is 10,013,644, of which 5,388,617 are subject to options outstanding under the plan. The number of shares available will be adjusted to account for shares relating to awards that expire or are transferred, surrendered, or relinquished upon payment of any option price by transfer of shares or upon satisfaction of any withholding amount. On June 25, 2006, FIS’s board of directors approved an increase of 4,000,000 shares subject to stockholder approval at the FIS Annual Meeting.

Under the amended and restated plan, the total number of shares issued upon exercise of all incentive stock options under the plan will not exceed 10,000,000 shares. In addition, the total number of shares that may be issued pursuant to awards of restricted stock and RSUs will not exceed 10,000,000 shares, an increase of 4,000,000 shares over the prior limit. These totals, and the individual limits described below, may be adjusted by the FIS Compensation Committee in its discretion to reflect any change in the number of shares of common stock due to any stock dividend, stock split, combination, recapitalization, merger, spin-off, or similar corporate transaction. The maximum number of shares with respect to which option rights may be granted in any one calendar year to any one participant is 4,000,000 shares, an increase of 3,000,000 shares over the prior limit. In addition, the maximum number of shares with respect to which restricted shares and RSUs may be granted in any one calendar year to any one participant is 2,000,000 shares, an increase of 1,400,000 shares over the prior limit. Prior to this amendment and restatement, the plan provided that no non-employee director could be awarded options, restricted stock and RSUs, in the aggregate, for more than 20,000 shares in any one calendar year. This limitation has been removed.

Options

The vesting schedule, duration of the option, and other specific terms of an option award, will be fixed by the FIS Compensation Committee and described in an agreement. If specified in the option agreement, options may become fully vested and exercisable if FIS experiences a change in control as defined in the plan. The terms of an option award also may provide for additional options to be awarded at then current market value to an option holder upon exercise. Further, any option award may specify management objectives that must be achieved as a condition to exercise, as described below.

The exercise price of any stock option awarded under this plan will be at least 100% of the fair market value of a share of FIS common stock on the date of award. The FIS Compensation Committee will not, without the further approval of the shareholders, except for certain capital adjustments, restructurings, or reorganizations, have the authority to re-price any outstanding option rights to reduce the exercise price. Participants will have the right to exercise an option by making payment in any one or more of the following ways, as specified at the time of award by:

•	cash or check;

•	transfer of shares of FIS common stock that have been owned by the participant for at least six months, or with respect to options that do not qualify as incentive stock options, by transfer of restricted shares or other option rights; or

•	cashless exercise, where a bank or broker-dealer FIS has approved sells some of the shares acquired and delivers the proceeds to FIS.

Restricted Stock and RSUs

The FIS Compensation Committee may authorize awards of restricted stock and RSUs, which may or may not require additional payment. The FIS Compensation Committee may subject awards to certain conditions that will constitute a risk of forfeiture, which may include management objectives as described below or requirement of continued employment through a certain date. Any restricted stock or RSU award may require that all dividends, dividend equivalent rights or other distributions (to the extent holders of restricted stock or RSUs are entitled to such distributions) paid during the period of restriction be subject to these conditions.

Management Performance Objectives

A management objective means a measurable performance objective, either company-wide or related to a particular subsidiary, division, department, region, or function in which a participant is employed, and may relate to periods of one or more years. The objectives may be made relative to the performance of other corporations. Achievement of objectives are to be based upon specified levels of, or growth in, one or more of the following criteria, as determined for a single year, cumulatively for a stated number of years, or as an average over a stated number of years, or otherwise as determined by the FIS Compensation Committee at the time the objective is established: earnings, earnings per share; economic value added; revenue; operating profit; net income; total return to shareholders; market share; sales; working capital; profit margins; cash flow/net assets ratio; debt/capital ratio; return on total capital; return on equity; return on assets; and common stock price.

If the FIS Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of FIS or other events render the management objectives unsuitable, the FIS Compensation Committee may in its discretion modify such objectives or the related achievement levels as it deems appropriate, except in the case where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In the case of an employee whose compensation is potentially subject to deductibility limits under Section 162(m), in determining financial results, items whose exclusion from consideration will increase the award will only have their effects excluded if they constitute “extraordinary” or “unusual” events or items under generally accepted accounting principles and all such events and items shall be excluded. See “— Federal Income Tax Consequences” below.

The FIS Compensation Committee will also adjust the performance calculations to exclude the unanticipated effect on financial results of changes in the tax laws. The FIS Compensation Committee may decrease the amount of an award otherwise payable if, in its view, the financial performance during the performance cycle justifies such adjustment, regardless of the extent to which the performance measure was achieved.

Termination of Awards

The terms of an award may provide that it will terminate, among other reasons, upon the holder’s termination of employment or other status with FIS or its subsidiaries, upon a specified date, upon the holder’s death or disability, or upon the occurrence of a change in control. Also, the FIS Compensation Committee may, within the limitations of the plan, provide in the award agreement for the acceleration of vesting for any of the above reasons.

Awards to Foreign Nationals

The plan specifically authorizes the FIS Compensation Committee to provide for special terms for awards to persons who are foreign nationals or employed outside the United States, as the FIS Compensation Committee considers necessary to accommodate differences in local law, tax policy, or custom. The FIS Compensation Committee has the authority to approve supplements or amendments, restatements, or alternative versions of the plan, as it considers necessary or appropriate for these purposes.

Federal Income Tax Consequences

The following is a brief description of the principal federal income tax consequences relating to options awarded under the plan. This summary is based on our understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

Consequences to the Optionholder

Grant.  There are no federal income tax consequences to the optionholder solely by reason of the grant of incentive stock options, which we refer to as ISOs, or non-qualified stock options, which we refer to as NQSOs, under the plan.

Exercise.  The exercise of an ISO is not a taxable event for regular federal income tax purposes if certain requirements are satisfied, including the requirement that the optionholder generally must exercise the ISO no later than three months following the termination of the optionholder’s employment with FIS. However, such exercise may give rise to alternative minimum tax liability (see “— Alternative Minimum Tax” below).

Upon the exercise of a NQSO, the optionholder will generally recognize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock at the time of exercise over the amount paid therefor by the optionholder as the exercise price. The ordinary income, if any, recognized in connection with the exercise by an optionholder of a NQSO will be subject to both wage and employment tax withholding.

The optionholder’s tax basis in the shares acquired pursuant to the exercise of an option will be the amount paid upon exercise plus, in the case of a NQSO, the amount of ordinary income, if any, recognized by the optionholder upon exercise thereof.

Qualifying Disposition.  If an optionholder disposes of shares of common stock acquired upon exercise of an ISO in a taxable transaction, and such disposition occurs more than two years from the date on which the option was granted and more than one year after the date on which the shares were transferred to the optionholder pursuant to the exercise of the ISO, the optionholder will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the optionholder’s adjusted basis in such shares (generally the option exercise price).

Disqualifying Disposition.  If the optionholder disposes of shares of common stock acquired upon the exercise of an ISO (other than in certain tax-free transactions) within two years from the date on which the ISO was granted or within one year after the transfer of shares to the optionholder pursuant to the exercise of the ISO, at the time of disposition the optionholder will generally recognize ordinary income equal to the lesser of (i) the excess of each such share’s fair market value on the date of exercise over the exercise price paid by the optionholder or (ii) the optionholder’s actual gain (i.e., the excess, if any, of the amount realized on the disposition over the exercise price paid by the optionholder). If the total amount realized in a taxable disposition (including return of capital and capital gain) exceeds the fair market value on the date of exercise of the shares of common stock purchased by the optionholder under the option, the optionholder will recognize a capital gain in the amount of such excess. If the optionholder incurs a loss on the disposition (i.e., if the total amount realized is less than the exercise price paid by the optionholder), the loss will be a capital loss.

Other Disposition.  If an optionholder disposes of shares of common stock acquired upon exercise of a NQSO in a taxable transaction, the optionholder will recognize capital gain or loss in an amount equal to the difference between the optionholder’s basis (as discussed above) in the shares sold and the total amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of shares of common stock acquired upon exercise of ISOs as discussed above) will be short-term or long-term depending on whether the shares of common stock were held for more than one year from the date such shares were transferred to the optionholder.

Alternative Minimum Tax.  Alternative minimum tax, which we refer to as AMT, is payable if and to the extent the amount thereof exceeds the amount of the taxpayer’s regular tax liability, and any AMT paid generally may be credited against future regular tax liability (but not future AMT liability). AMT applies to alternative minimum taxable income.

For AMT purposes, the spread upon exercise of an ISO (but not a NQSO) will be included in alternative minimum taxable income, and the taxpayer will receive a tax basis equal to the fair market value of the shares of common stock at such time for subsequent AMT purposes. However, if the optionholder disposes of the ISO shares in the year of exercise, the AMT income cannot exceed the gain recognized for regular tax purposes, provided that the disposition meets certain third-party requirements for limiting the gain on a disqualifying disposition. If there is a disqualifying disposition in a year other than the year of exercise, the income on the disqualifying disposition is not considered alternative minimum taxable income.

Consequences to FIS

There are no federal income tax consequences to FIS by reason of the grant of ISOs or NQSOs or the exercise of an ISO (other than disqualifying dispositions).

At the time the optionholder recognizes ordinary income from the exercise of a NQSO, FIS will be entitled to a federal income tax deduction in the amount of the ordinary income so recognized (as described above), provided that the FIS satisfies its reporting obligations described below. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the stock acquired upon exercise of an ISO, FIS will be entitled to a corresponding deduction in the year in which the disposition occurs.

FIS will be required to report to the IRS any ordinary income recognized by any optionholder by reason of the exercise of a NQSO or upon a disqualifying disposition of an ISO. FIS will be required to withhold income and employment taxes (and pay the employer’s share of employment taxes) with respect to ordinary income recognized by the optionholder upon the exercise of a NQSO, but not upon a disqualifying disposition of an ISO.

Other Tax Consequences

The foregoing discussion is not a complete description of the federal income tax aspects of options granted under the plan. In addition, administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Furthermore, the foregoing discussion does not address state or local tax consequences.

Compliance with Section 162(m) of the Code.

Section 162(m) of the Code denies an income tax deduction by an employer for certain compensation in excess of $1 million per year paid by a publicly traded corporation to the chief executive officer or any of the four most highly compensated executive officers other than the chief executive officer. Compensation realized with respect to stock options awarded under the plan, including upon exercise of a non-qualified stock option or upon a disqualifying disposition of an incentive stock option, as described above, will be excluded from this deductibility limit if it satisfies certain requirements, including a requirement that the plan be approved by FIS’s shareholders.

In addition, other types of awards under the plan may be excluded from this deduction limit if they are conditioned on the achievement of one or more of the specified performance criteria described above under “— Management Performance Objectives,” as required by Section 162(m). To satisfy the requirements that apply to “performance-based” compensation, FIS shareholders must approve those management objectives, and approval of the amended and restated plan at the FIS Annual Meeting will constitute approval of those objectives.

  Stock Incentive Plan Awards

As of August 31, 2006, options for 5,374,705 shares of common stock and no shares of restricted stock and RSUs were outstanding under the current Amended and Restated Certegy Inc. Stock Incentive Plan. The market value of the shares underlying the outstanding awards, based on the closing price of FIS common stock on August 31, 2006, and not taking into account payment of the exercise price by option holders, was $36.64.

The table below shows, for the named executive officers and the other indicated persons and groups as of December 31, 2005, the number of shares underlying outstanding options and other awards awarded under the plan as of June 30, 2006. It does not include any equity awards outstanding under FIS’s Non-Employee Director Stock

Option Plan. The employment of Messrs. Towe, Vollkommer and Korchun all terminated in connection with the consummation of the Old FIS/Certegy business combination in February 2006.

Outstanding Stock Incentive Plan Awards

Name and Position	Number of Shares

Lee A. Kennedy	1,669,472
Chairman and Chief Executive Officer
Larry J. Towe	—
President and Chief Operating Officer
Michael T. Vollkommer	—
Executive Vice President and Chief Financial Officer
Jeffrey S. Carbiener	517,702
Executive Vice President and Group Executive — Check Services
Walter M. Korchun	2,141
Executive Vice President , General Counsel and Secretary
All executive officers as a group (13 persons)	3,018,446
Nonemployee directors as a group (7 persons)	65,745
Non-executive officer employees as a group	2,333,258

Total	5,417,449

On May 31, 2006, the FIS Compensation Committee approved the grant of 1,410,000 options to acquire shares of FIS common stock to certain individuals who will be executive officers and/or directors of FIS upon consummation of the merger. The FIS Compensation Committee will make future awards at its discretion, and the number of options and other awards that may be awarded in the future to eligible participants cannot be determined.

The FIS board of directors recommends a vote FOR approval of the Amended and Restated Certegy Inc. Stock Incentive Plan.

Proposal 3:  Approval of the FIS Employee Stock Purchase Plan

FIS’s board of directors recommends that FIS shareholders approve the FIS Employee Stock Purchase Plan, which we refer to as the FIS ESPP.

  Description of the Proposal

FIS’s board of directors has adopted the FIS ESPP, subject to shareholder approval at the FIS Annual Meeting. The FIS ESPP was originally designed as a cash-only plan that tracked the value of FIS common stock. The FIS ESPP was subsequently amended, subject to stockholder approval at FIS Annual Meeting, to permit the purchase and issuance of shares of FIS common stock. As proposed, the FIS ESPP will provide an incentive to attract and retain employees and to increase employee morale by providing a program through which employees can purchase shares of FIS common stock through payroll deductions and through matching employer contributions. Participation in the FIS ESPP will be voluntary. The FIS ESPP is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

  Description of the FIS ESPP

The complete text of the FIS ESPP is set forth as Annex C hereto. The following is a summary of the material features of the FIS ESPP and is qualified in its entirety by reference to Annex C.

  Effective Date and Duration

The FIS ESPP will become effective upon stockholder approval at the FIS Annual Meeting. The FIS ESPP will remain in effect, subject to the right of FIS’s board of directors to amend or terminate the FIS ESPP at any time, until all shares of FIS common stock subject to the FIS ESPP have been purchased or acquired.

  Amendment and Termination

The FIS ESPP may be amended or terminated by FIS’s board of directors at any time, provided that no such action may, without a participant’s consent, adversely affect any rights previously granted to such participant. No amendment that would require shareholder approval under NYSE listing standards or applicable law may become effective without shareholder approval.

  Administration of the FIS ESPP

The FIS ESPP is administered by a committee appointed by FIS’s board of directors. In addition, FIS’s board of directors may serve as the committee until such time as the committee is selected. The committee has full power and authority to designate agents to carry out responsibilities relating to the FIS ESPP; administer, interpret and construe the terms of the FIS ESPP and answer all questions that may arise under the FIS ESPP; establish rules and procedures for administering the FIS ESPP; and perform such further acts as it may deem necessary or appropriate for the operation of the FIS ESPP. The committee’s actions and determinations under the FIS ESPP shall be conclusive and binding on all interested parties.

  Shares Available for Purchase

Subject to adjustment as described below, the maximum number of shares of FIS’s common stock available for purchase under the FIS ESPP is 10,000,000 shares.

In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting our common stock, such adjustment will be made to the number and kind of shares that may be delivered under the ESPP and the number and kind of shares held in each participant’s share account, as may be determined to be appropriate and equitable by the committee to prevent dilution or enlargement of rights.

  Eligibility and Participation

Eligible employees include all employees of FIS and participating subsidiaries who average at least twenty (20) hours per week. Currently, in excess of 15,000 employees would be eligible to participate in the FIS ESPP.

  Payroll Deductions

Participants may elect to contribute an amount between 3% and 15% of their salary into the FIS ESPP through payroll deduction. The amount of each employee’s contribution will be credited to his or her account. Participants may increase or decrease their rate of payroll deduction or suspend their participation in the FIS ESPP at any time.

  Matching Contributions

At the end of each calendar quarter, FIS will make a matching contribution to the account of each participant who has been continuously employed by FIS or a participating subsidiary for the last four calendar quarters. For most employees, matching contributions will be equal to one-third of the amount contributed during the quarter that is one year earlier than the quarter in which the matching contribution is made; for certain officers of FIS or its subsidiaries and for employees who have completed at least ten consecutive years of employment with us, including years of employment with FNF and Certegy and all direct and indirect subsidiaries of FNF and Certegy, the matching contribution will be one-half of such amount.

  Purchase of Stock

As soon as administratively practicable following the close of each payroll period or, with respect to matching contributions, the quarter end (in each case, the purchase date), the amount credited to a participant’s account will be transferred to a broker and used to purchase shares of FIS common stock on the open market. On June 30, 2006, the closing sale price of a share of FIS’s common stock was $35.40. Any balance remaining after the purchase will be carried forward and used to purchase additional shares of FIS common stock as of the next purchase date.

Shares purchased by participants under the FIS ESPP will be posted to a share account established by the broker as soon as practicable after each purchase date. Dividends on shares purchased and held in a participant’s share account will be credited to such participant’s share account and will be used to purchase additional shares of our common stock as of the next purchase date. Certificates representing the shares purchased and held in a participant’s share account will be delivered to the participant upon his or her request. Alternatively, a participant may request the broker to sell on the participant’s behalf any or all of the shares of common stock held in his or her share account.

  Termination of Employment

Upon a participant’s termination of employment, all cash and shares of common stock held in a participant’s share account will be delivered to the participant or, in the case of the participant’s death, to his or her beneficiary.

  New Plan Benefits

The benefits or amounts that might be received by employees under the FIS ESPP are not determinable because the benefits depend upon the degree of participation by employees and the fair market value of shares of FIS common stock at various future dates.

  Federal Income Tax Consequences

The following is a brief description of the principal federal income tax consequences relating to participation in the FIS ESPP. This summary is based on FIS’s understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

Participant contributions to the FIS ESPP will be made through payroll deductions on an after-tax basis. When a company matching contribution or other amount is credited to an account on a participant’s behalf, the participant will recognize ordinary income in an amount equal to the match and such additional credited amount. FIS will be required to report and withhold income and employment taxes (and pay our share of employment taxes) with respect to the ordinary income recognized by the participant. FIS is entitled to a federal income tax deduction equal to the ordinary income recognized by the participant.

Upon the purchase of shares of our common stock under the FIS ESPP, the participant will acquire a basis in the shares equal to the purchase price. Upon the participant’s subsequent sale or disposition of shares acquired under the FIS ESPP, the participant will recognize gain if the amount realized exceeds the participant’s basis in the shares or loss if the amount realized is less than the participant’s basis. The gain or loss will be treated as long-term or short-term capital gain depending on whether the shares were held for more than one year. A participant will also be taxed on any dividends paid on shares purchased under the FIS ESPP. Dividends paid in connection with such shares will be taxed as dividend income, assuming FIS has sufficient earnings and profits at the end of its tax year.

The FIS board of directors recommends a vote FOR the approval of the FIS Employee Stock Purchase Plan.

Proposal 4: Approval of the FIS Annual Incentive Plan

FIS’s board of directors recommends that FIS shareholders approve the FIS Annual Incentive Plan, which we refer to as the annual incentive plan.

  Description of the Proposal

FIS’s board of directors has adopted the annual incentive plan, subject to shareholder approval at the FIS Annual Meeting. The annual incentive plan is designed to enhance the ability of FIS to attract and retain highly qualified executives and to provide such executives with additional financial incentives to promote the success of FIS and its subsidiaries.

Shareholder approval of the annual incentive plan will allow incentive awards paid thereunder to qualify as deductible performance-based compensation within the meaning of Section 162(m) of the Code.

Section 162(m) of the Code places a limit of $1,000,000 on the amount FIS may deduct in any one year for compensation paid to FIS’s chief executive officer and each of FIS’s other four most highly-paid executive officers. There is, however, an exception to this limit for certain performance-based compensation. Awards made pursuant to the annual incentive plan may constitute performance-based compensation not subject to the deductibility limitation of Section 162(m) of the Code. However, in order to qualify for this exception, shareholders must approve the material terms of the performance goals of the annual incentive plan under which compensation will be paid.

The material terms of the performance goals being submitted for approval for purposes of Section 162(m) of the Code include (i) the employees eligible to receive awards under the annual incentive plan, (ii) a description of the business criteria on which the performance goals are based, and (iii) the maximum amount of compensation that could be paid to any employee if the performance goals are attained. This information is provided in the description of the annual incentive plan below.

If the annual incentive plan is approved by FIS shareholders, it will be effective as of October 23, 2006 and will remain in effect until such time as it is terminated by FIS’s board of directors.

  Description of the Annual Incentive Plan

The complete text of the annual incentive plan is set forth as Annex D hereto. The following is a summary of the material features of the annual incentive plan and is qualified in its entirety by reference to Annex D.

  Administration of the Annual Incentive Plan

The annual incentive plan will be administered by the FIS Compensation Committee. Except as otherwise provided by FIS’s board of directors, the FIS Compensation Committee will have full and final authority in its discretion to establish rules and take all actions, including, without limitation, interpreting the terms of the annual incentive plan and deciding all questions of fact arising in connection with the annual incentive plan. All decisions, determinations and interpretations of the FIS Compensation Committee will be final, binding and conclusive on all persons, including FIS, its subsidiaries, its shareholders, the participants and their estates and beneficiaries.

  Amendment and Termination

FIS’s board of directors may at any time and from time to time, alter, amend, suspend, or terminate the annual incentive plan, in whole or in part. However, no amendment that requires shareholder approval in order to maintain the qualification of awards as performance-based compensation under Section 162(m) of the Code will be made without shareholder approval.

  Eligibility and Participation

Eligibility under the annual incentive plan is limited to FIS’s chief executive officer and each other executive officer that the FIS Compensation Committee determines, in its discretion, is or may be a “covered employee” of FIS within the meaning of Section 162(m) of the Code and who is selected by the FIS Compensation Committee to participate in the annual incentive plan.

Form of Payment

Payment of incentive awards under the annual incentive plan will be made in cash.

  Performance Period

The performance period under the annual incentive plan is FIS’s fiscal year or such shorter or longer period as determined by the FIS Compensation Committee.

  Designation of Participants, Performance Period and Performance Measures

Within 90 days after the commencement of each performance period (or, if less than 90 days, the number of days which is equal to 25% of the relevant performance period applicable to an award), the FIS Compensation Committee will (i) select the participants to whom incentive awards will be granted, (ii) designate the applicable performance period, (iii) establish the target award for each participant, and (iv) establish the performance objective or objectives that must be satisfied in order for a participant to receive an incentive award for such performance period.

  Performance Objectives

The performance objectives that will be used to determine the degree of payout of incentive awards under the annual incentive plan will be based upon one or more of the following performance measures, as determined by the FIS Compensation Committee: earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures.

The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the FIS Compensation Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

  Target Incentive Awards

Each participant will have a target award that will be based on achieving the target performance objectives established by the FIS Compensation Committee. The target award will be a percentage of the participant’s annual salary at the end of the performance period or such other amount as the FIS Compensation Committee may determine. If the performance objectives established by the FIS Compensation Committee are met at the target level, the participant will receive an incentive award equal to 100% of the target award. If the performance objectives are met at a level below or above the target level, the participant will receive an incentive award equal to a designated percentage of the target award, as determined by the FIS Compensation Committee.

  Maximum Award

The maximum incentive award that may be paid to a participant under the annual incentive plan in any fiscal year is $25,000,000.

  Committee Discretion

The FIS Compensation Committee retains the discretion to reduce the amount of any incentive award otherwise payable to a participant under the terms of the annual incentive plan, including a reduction in such amount to zero.

  Committee Certification and Payment of Awards

As soon as practicable after the end of the each performance period, the FIS Compensation Committee will (i) determine whether the performance objectives for the performance period have been satisfied, (ii) determine the amount of the incentive award to be paid to each participant for the performance period and (iii) certify such determination in writing. Awards will be paid no later than the 15th day of the third month following the close of the performance period with respect to which the awards are made.

  Termination of Employment

Unless the FIS Compensation Committee determines otherwise, a participant must be actively employed by FIS or a subsidiary on the last day of the performance period to receive an incentive award under the annual incentive plan for such performance period. The FIS Compensation Committee, in its discretion, may impose such additional service restrictions as it deems appropriate.

  Award Information

As incentive awards under the annual incentive plan are based on future performance, it is not possible at this time to determine the awards that will be made in the future. No awards will be made under the annual incentive plan absent shareholder approval.

  Federal Income Tax Consequences

The following is a brief description of the principal federal income tax consequences relating to incentive awards made under the annual incentive plan. This summary is based on FIS’s understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

Participants will recognize ordinary income equal to the amount of the award received in the year of receipt. That income will be subject to applicable income and employment tax withholding by FIS. If and to the extent that payments made under the annual incentive plan satisfy the requirements of Section 162(m) of the Code and otherwise satisfy the requirements of deductibility under federal income tax law, FIS will receive a corresponding deduction for the amount constituting ordinary income to the participant.

The FIS board of directors recommends a vote FOR the approval of the FIS Annual Incentive Plan.

Proposal 5:  Election of Directors

  Introduction

The board of directors is responsible for directing the management of FIS. The FIS bylaws provide that the board of directors shall consist of not less than five nor more than fifteen directors, with the exact number being set from time to time by the board of directors. As of February 1, 2006, and pursuant to the terms of the shareholders agreement entered into in connection with the Old FIS/Certegy business combination, the authorized number of directors constituting the FIS board of directors was increased from eight to ten persons and the composition of the board of directors changed. The members continue to be divided into three classes, as provided in FIS’s articles of incorporation.

Under the terms of the shareholders agreement:

•	none of FNF or any of its affiliates may vote their shares of common stock or otherwise act to remove any of the three directors designated by the board of directors of Certegy prior to the Old FIS/Certegy business combination before the end of his respective term, other than for cause;

•	FNF and certain of the Old FIS shareholders have agreed to vote their shares of common stock to cause FIS’s board of directors to include:

•	the individual serving as the Chief Executive Officer of FIS and the four directors designated by FNF (including Messrs. William P. Foley, II and Daniel D. Lane, who are both up for election at the FIS Annual Meeting), for so long as FNF remains a party to the shareholders agreement;

•	the director designated by Old FIS beneficial owner THL (Mr. Thomas M. Hagerty, who is up for election at the FIS Annual Meeting), for so long as it and certain of its affiliates collectively own at least one-third of the common stock of FIS that they collectively held immediately after the effective time of the business combination;

•	the director designated by Old FIS beneficial owner TPG (who is not up for election at the annual meeting), for so long as it and certain of its affiliates collectively own at least one-third of the common stock of FIS that they collectively held immediately after the effective time of the business combination; and

•	at least three directors who are “independent” under NYSE rules and federal securities laws.

Because the Old FIS shareholders beneficially own common stock possessing majority voting power, and because they have agreed in the shareholders agreement to vote in favor of the directors up for election at the FIS Annual Meeting, the election of such directors is virtually assured. Upon the consummation of the merger agreement, the shareholder agreement described above will terminate.

Under the terms of the shareholders agreement, one board of directors seat is reserved for the Chief Executive Officer of FIS, currently Mr. Lee A. Kennedy. Three additional members of the new board of directors were designated by Certegy’s board of directors prior to the consummation of the business combination, four members of the new board of directors were designated by our majority shareholder, FNF, and the remaining two directors were designated by other Old FIS shareholders, as indicated below.

The FIS board of directors has nominated Robert M. Clements, William P. Foley, II, Thomas M. Hagerty and Daniel D. Lane for election as Class I directors, to serve for the three-year term expiring in 2009 and until their successors are duly elected and qualified. Messrs. Clements, Foley, Hagerty and Lane currently are Class I directors, and their present terms expire at the FIS Annual Meeting. Mr. Clements was elected to the board of directors of FIS on July 1, 2006. Messrs. Foley and Lane were designated by FNF, and Mr. Hagerty was designated by THL, all in accordance with the shareholders agreement.

All nominees have consented to serve as directors if elected, but, if any of these persons are unable to accept election, proxies will be voted for the election of another candidate recommended by the FIS board of directors, FNF or the Old FIS shareholders as provided in the shareholders agreement. Proxies cannot be voted for more than four nominees however.

The FIS board of directors recommends a vote FOR the election of all 4 nominees.

  Information Regarding Nominees and Other Directors

The following are biographies as of June 30, 2006, furnished by the respective individuals, for the nominees proposed for election as directors at the annual meeting, and the incumbent directors who are not up for election at this annual meeting. The entity nominating, in the case of nominees for director, and, designating, in the case of incumbent directors, is also indicated. Expiration terms of nominees for election at the annual meeting are given assuming the nominees are elected.

  Nominees for Class I Directors — Term Expiring 2009

Robert M. Clements was elected to the board of directors of FIS on July 1, 2006. Mr. Clements is the Chairman and CEO of EverBank Financial Corp., the holding company for EverBank. Mr. Clements joined EverBank in 1994 and has served as President and CEO of EverBank Financial Corporation since its formation in 1997. Prior to joining EverBank, Mr. Clements was a Vice President of Merrill Lynch & Co., where he was a member of the firm’s leveraged buyout group. Mr. Clements was previously elected to the board of directors of FNT, an affiliate of FIS, in April 2006, but resigned from the FNT board of directors to join the FIS board of directors. He is 43 years old.

William P. Foley, II (FNF nominee) has served as a director since February 2006 and is our Chairman of the Board. Mr. Foley is the Chief Executive Officer and Chairman of the Board of Directors of FNF, and has served in those capacities since FNF’s formation in 1984. Mr. Foley is also Chairman of the Board of Directors of FNT, a title insurance company and majority owned subsidiary of FNF, and has served in that capacity since September 2005. Mr. Foley also serves on the Board of Florida Rock Industries, Inc. Prior to the Old FIS/Certegy business combination, Mr. Foley served as Chief Executive Officer and Chairman of the Board of the Old FIS. He is 61 years old.

Thomas M. Hagerty (THL nominee) has served as a director since February 2006 and has served as a director of FNF since January 2005. Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P. He has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, since 1988. Prior to joining Thomas H. Lee Partners, L.P., Mr. Hagerty worked in the mergers and acquisitions department of Morgan Stanley & Co, Inc. Mr. Hagerty currently serves as a director of MGIC Investment Corporation. Prior to the Old FIS/Certegy business combination, Mr. Hagerty served as a director of the Old FIS. He is 43 years old.

Daniel D. (Ron) Lane (FNF nominee) has served as a director since February 2006 and has served as a director of FNF since 1989. Since February 1983, Mr. Lane has been a principal, Chairman and Chief Executive Officer of Lane/ Kuhn Pacific, Inc., a corporation that comprises several community development and home building partnerships, all of which are headquartered in Newport Beach, California. He is Vice Chairman of the Board of Directors of CKE Restaurants, Inc. Mr. Lane also is an active member of the Board of Trustees of the University of Southern California. He is 71 years old.

  Incumbent Class II Directors — Term Expiring 2007

Keith W. Hughes (Certegy designee) has served as a director since August 2002. Mr. Hughes is currently a self-employed consultant to domestic and international financial services institutions. From November 2000 to April 2001, he served as Vice Chairman of Citigroup Inc. Mr. Hughes was named to that position in 2000 when Citigroup acquired Associates First Capital Corporation, a leading finance company, where he had served as Chairman and Chief Executive Officer since February 1995. Mr. Hughes joined Associates in 1981 and held several other executive positions during his tenure there, including President from August 1991 to February 1995. Mr. Hughes serves as a director of Texas Industries Inc., a major producer of cement, concrete and structural steel, and Pilgrim’s Pride, the second largest poultry company in the United States. He is 60 years old.

James K. Hunt (FNF designee) has been a member of the board of directors since April 2006. Mr. Hunt is the founding Managing Partner of Bison Capital Asset Management, LLC, which is a multi-fund limited private equity partnership, which makes non-control equity investments in middle market growth companies, and has been for more than five years. Prior to founding Bison Capital, Mr. Hunt was the President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments (subsequently, AIG SunAmerica). He is 54 years old.

Lee A. Kennedy (Chief Executive Officer designee) a director and our President and Chief Executive Officer, has served as a director and our Chief Executive Officer since March 5, 2001. He served as our Chairman from his appointment to this position in February 2002 until February 2006. Prior to his re-appointment as our President in February 2006, Mr. Kennedy served as our President from March 2001 until May 2004. Prior to that, he served as President, Chief Operating Officer and director of Equifax Inc., a leading provider of consumer credit and other business information, from June 1999 until June 29, 2001. From June 1997 to June 1999, Mr. Kennedy served as Executive Vice President and Group Executive of Equifax. From July 1995 to July 1997 he served as President of Equifax Payment Services, a division of Equifax. Mr. Kennedy currently serves as a director of Equifax. He is 55 years old.

As discussed elsewhere in this proxy statement/prospectus, if the merger is completed Richard N. Massey will join the board as a member of this class.

  Incumbent Class III Directors — Term Expiring 2008

David K. Hunt (Certegy designee) has served as a director since June 2001. Mr. Hunt is a private investor. He previously served as the non-executive Chairman of the Board of OnVantage, Inc. from October 2004 until December 2005. Prior to that, he served as the Chairman and Chief Executive Officer of PlanSoft Corporation, an internet-based business-to-business solutions provider in the meeting and convention industry, a position he held from May 1999 to October 2004. From January 1997 to April 1999, he served as President, Chief Executive Officer, and a director of Global Payment Systems, a transaction processing service provider. He is 60 years old.

Marshall B. Haines (TPG designee) has served as director since February 2006. Since March 2004, Mr. Haines has been a principal of Tarrant Partners, L.P., an affiliate of Texas Pacific Group. Prior to joining Tarrant Partners, Mr. Haines worked with Bain Capital for ten years, specializing in leveraged buyout transactions in a variety of industries. He is 38 years old.

Cary H. Thompson (FNF designee) has served as a director since February 2006 and has served as a director of FNF since 1992. Mr. Thompson currently is a Senior Managing Director with Bear Stearns & Co. Inc. and has been since 1999. From 1996 to 1999, Mr. Thompson was a director and Chief Executive Officer of Aames Financial Corporation. Mr. Thompson served as a managing director of Nat West Capital Markets from May 1994 to June 1996. Mr. Thompson also serves on the board of directors of SonicWall Corporation. He is 49 years old.

  Committees of the Board of Directors

As a result of the consummation of the Old FIS/Certegy business combination on February 1, 2006, the board of directors reconstituted the membership of the Audit, Compensation and Governance committees of the board of directors as set forth below (except that Mr. Clements became a member of the Audit Committee when he joined the board in July 2006).

Director	Audit	Compensation	Governance

Clements	X

Foley			X

Hagerty		X	X

Haines

Hughes	X		Chair

Hunt, D.	Chair

Hunt, J.

Kennedy

Lane		X

Thompson		Chair

Certegy’s board of directors met fourteen times in 2005. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the board of directors (held during the period for which he has been a director) and (2) the total number of meetings of all committees of the board of directors on which the director served (during the periods that he served). The board of directors also believes that it should be sufficiently represented at our annual meetings of shareholders. Last year, seven members of Certegy’s board of directors attended the annual meeting.

In addition to board of directors and committee meetings, our non-management directors meet in executive sessions without management present. These meetings are chaired by the Presiding Director, a position that rotates annually among the non-employee chairs of the board of directors’ committees. The Presiding Director is currently David K. Hunt.

Certain New York Stock Exchange listing criteria related to the Compensation and Governance Committees and the composition of the board of directors are not applicable to FIS because a majority of its common stock is owned by FNF. FIS is voluntarily complying with some of the inapplicable requirements.

Audit Committee.  The Audit Committee’s primary function, as set forth in its written charter, is to assist the board of directors in overseeing the integrity of FIS’s financial reports and other financial information provided to the public, its systems of controls, its legal, regulatory, and ethical compliance, and the auditing process. The committee appoints and oversees the company’s independent accountants. The Audit Committee met eleven times in 2005. The report of the Audit Committee is included in this proxy statement/prospectus but is not part of the proxy solicitation material.

The board of directors has determined that Mr. David K. Hunt, Chair of the Audit Committee, is an “audit committee financial expert” within the meaning of the federal securities laws.

Compensation Committee.  The Compensation Committee conducts its duties pursuant to its written charter, which sets forth its responsibility for approving and monitoring executive compensation plans, policies, and programs, and advising management on succession planning and other significant human resources matters. As part of its responsibilities, the committee reviews and sets salaries and establishes incentive compensation awards for FIS’s executive officers. In addition, the committee is responsible for all significant employee benefit plan actions, including funding matters. The Compensation Committee met four times in 2005. The Compensation Committee Report on Executive Compensation appears in this proxy statement/prospectus, but is not part of the proxy solicitation material.

Governance Committee.  The Governance Committee’s written charter sets forth its responsibility for shaping FIS’s corporate governance and assisting the board of directors with respect to board of directors and committee organization, membership, and function, and oversight of evaluations of the board of directors and management. Most of the committee’s responsibilities for annually recommending to the board of directors a slate of director nominees have been supplanted or supplemented by the board of directors composition provisions of the shareholders agreement described previously. The Committee met one time in 2005.

  Director Nominations

The board of directors’ general director nomination process and qualifications for directors are described below. Although these are the procedures and qualifications normally observed in connection with board of directors’ elections at annual shareholder meetings, as a result of the Old FIS/Certegy business combination and the shareholders agreement, much of the process for selecting director nominees has changed. The procedures outlined below however would apply in the event the size of the board of directors is increased in the future, in the event of a shareholder nomination and at such time as various provisions of the shareholders agreement expire or terminate.

The director nominees to be considered for election to the board of directors at the annual meeting who were not previously elected by the shareholders as directors of the company are Messrs. Clements, Foley, Hagerty and Lane, the latter three of whom were nominated for election as directors by FNF, THL and FNF, respectively, in accordance with the shareholders agreement.

Nominations Process.  The Governance Committee is responsible for recommending to the board of directors a slate of director nominees for the board of directors to consider recommending to the shareholders, and for recommending to the board of directors nominees for appointment to fill any board of directors’ vacancy. To fulfill these responsibilities, the committee periodically assesses the collective requirements of the board of directors and makes recommendations to the board of directors regarding its size, composition and structure. In determining whether to nominate an incumbent director for reelection, the Governance Committee evaluates each incumbent director’s continued service in light of the current assessment of the board of directors’ collective requirements, taking into account factors such as evaluations of the incumbent’s performance.

When a need for a new director to fill a new board of directors’ seat or vacancy arises, the committee proceeds by whatever means it deems appropriate to identify a qualified candidate or candidates, including engaging director search firms. The committee reviews the qualifications of each candidate. Final candidates are generally interviewed by one or more committee members. The committee makes a recommendation to the board of directors based on its review, the results of interviews with the candidate and all other available information. The board of directors makes the final decision on whether to invite the candidate to join the board of directors, which is extended through the Chair of the Governance Committee and the Chairman of the Board and Chief Executive Officer.

Director Qualifications.  The Governance Committee reviews and develops criteria for the selection of qualified directors. At a minimum, directors should have high moral character and personal integrity, demonstrated accomplishment in his or her field, and the ability to devote sufficient time to carry out the duties of a director, and should be at least 21 years of age. In addition to these minimum qualifications in evaluating candidates, the

Governance Committee may consider all information relevant in their business judgment to the decision of whether to nominate a particular candidate for a particular board of directors seat, taking into account the then-current composition of the board of directors. These factors may include whether the candidate is independent and able to represent the interests of FIS and its shareholders as a whole; a candidate’s professional and educational background, reputation, industry knowledge and business experience, and the relevance of those characteristics to FIS and the board of directors; the candidate’s ability to fulfill the responsibilities of a director and member of one or more of FIS’s standing board committees; whether the candidate will complement or contribute to the mix of talents, skills and other characteristics needed to maintain the board of directors’ effectiveness; the candidate’s other board of directors and committee commitments; whether the candidate is financially literate or a financial expert; board of directors diversity; and public disclosure and antitrust matters.

Shareholder Nominations.  Nominations of individuals for election to the board of directors at any meeting of shareholders at which directors are to be elected may be made by any FIS shareholder entitled to vote for the election of directors at that meeting by complying with the procedures set forth in Section 1.12 of FIS’s Bylaws. Section 1.12 generally requires that shareholders submit nominations by written notice to the Corporate Secretary setting forth certain prescribed information about the nominee and the nominating shareholder. Section 1.12 also requires that the nomination notice be submitted a prescribed time in advance of the meeting. See “Submission of Future Shareholder Proposals” elsewhere in this proxy/prospectus statement.

The Governance Committee will consider recommending to the board of directors that it include in the board of directors’ slate of director nominees for a shareholders’ meeting a nominee submitted to FIS by a shareholder. In addition to complying with the procedures set forth in the Section 1.12 of the Bylaws, the nominating shareholder should expressly indicate in the nomination notice that such shareholder desires that the Governance Committee consider recommending inclusion of such shareholder’s nominee in the board of directors’ slate of nominees for the meeting. The nominating shareholder and shareholder’s nominee must comply with all requests for information and consent to FIS obtaining other information in order for the Governance Committee and board of directors to evaluate such candidate.

The shareholder’s nominee should satisfy the minimum qualifications for director described above in the judgment of the Governance Committee. In evaluating shareholder nominees for possible inclusion in the board of directors’ slate of nominees, the committee may consider all relevant information, including the factors described above, and additionally may consider the size of the nominating shareholder’s holdings in FIS and the length of time such shareholder has owned such holdings; whether the nominee is independent of the nominating shareholder and able to represent the interests of FIS and its shareholders as a whole; the interests and/or intentions of the nominating shareholder; and the availability and qualifications of other candidates.

  Director Compensation

Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of the FIS board of directors. During 2005, all non-employee directors receive an annual retainer of $30,000, plus $1,500 for each board of directors or committee meeting he or she attends. The chairperson of each standing committee of the FIS board of directors received an additional annual fee of $5,000, payable in quarterly installments. FIS also reimburses each non-employee director for all reasonable out-of-pocket expenses incurred in connection with attendance at board of directors and committee meetings.

FIS has adopted a deferred compensation plan for the benefit of FIS non-employee directors. Under this plan, a non-employee director may defer and be deemed to invest up to 100% of director’s fees in either a stock fund representing our common stock or in an interest bearing account. Interest on deferred amounts deemed to be invested in the interest bearing account are credited monthly to our directors’ accounts at the prime rate on the first day of each month as reported in the Wall Street Journal. All deferred fees are held in our general funds and are paid in cash. In general, deferred amounts are not paid until after the director terminates service from the FIS board of directors, at which time they will be paid either in a lump sum or in annual payments of not more than ten years, as determined by the director.

In May 2005, each FIS non-employee director received a grant approximately 1,857 restricted stock units. Although these restricted stock units were scheduled to vest by their terms in May 2006, as a result of the Old FIS/

Certegy business combination all such restricted stock units fully vested in February 2006. Restricted stock units represent the right to receive shares of common stock subject to the fulfillment of the vesting period.

  Compensation Committee Interlocks and Insider Participation

The FIS Compensation Committee is currently composed of Thomas M. Hagerty, Daniel D. (Ron) Lane, and Cary H. Thompson. During fiscal 2005, no member of the FIS Compensation Committee was a former or current officer or employee of FIS or any of its subsidiaries. In addition, during 2005, no executive officer of FIS served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on the FIS Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the board of directors.

  Corporate Governance and Ethics Information

The board of directors’ Corporate Governance Policy, as well as the charters of the Audit, Compensation, and Governance Committees, can be viewed at www.investor.fidelityinfoservices.com/governance.cfm. FIS has adopted a Code of Business Conduct and Ethics applicable to its directors, officers, and employees, which is also available at this website. Any amendment to or waiver of a provision of these codes of ethics that applies to any FIS director or executive officer also will be disclosed there.

Proposal 6:  Ratification of Appointment of Independent Registered Public Accountants

  Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2006

FIS’s Audit Committee, pursuant to its charter, has appointed KPMG LLP, which we refer to as KPMG, as FIS’s independent registered public accounting firm to examine FIS’s consolidated financial statements for the 2006 fiscal year. While the Audit Committee is responsible for the appointment, compensation, retention, termination and oversight of the independent registered public accounting firm, the Audit Committee and FIS’s board of directors are requesting, as a matter of policy, that the shareholders ratify the appointment of KPMG. The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. However, if the shareholders do not ratify the appointment, the Audit Committee may investigate the reasons for shareholder rejection and may consider whether to retain KPMG or to appoint other accountants. Furthermore, even if the appointment is ratified, the members of the Audit Committee in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of FIS and its shareholders. FIS expects a representative of KPMG to be present at the annual meeting, to be able to make a statement if they desire to do so, and to be available to respond to appropriate questions.

The FIS board of directors recommends a vote FOR the ratification of the appointment of KPMG LLP as FIS’s independent registered public accountants for fiscal year 2006.

  Former Accountants

As a result of the consummation of the Old FIS/Certegy business combination on February 1, 2006, the stockholders of Old FIS acquired a majority of the outstanding common stock of FIS; consequently, for accounting and financial reporting purposes, the business combination was treated as a reverse acquisition of Certegy Inc. by Old FIS. Ernst & Young LLP, which we refer to as Ernst & Young, was the independent registered public accounting firm for Certegy Inc., while KPMG LLP served as the independent auditors for Old FIS.

On March 13, 2006, FIS’s Audit Committee decided to engage KPMG LLP as FIS’s independent registered public accounting firm to examine its consolidated financial statements for the fiscal year ending December 31, 2006, and chose not to continue the engagement of Ernst & Young after the completion of the audit for the fiscal year ended December 31, 2005.

Ernst & Young’s reports on Certegy’s consolidated financial statements for the years ended December 31, 2004 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the financial statements for each of the fiscal years ended December 31, 2005 and 2004, and the subsequent interim period through March 13, 2006, there were no disagreements between FIS and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its report on FIS’s consolidated financial statements for those periods. None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred during fiscal years 2004, 2005, or subsequently through March 13, 2006. During fiscal years 2004, 2005, and subsequently through March 13, 2006, FIS did not consult with Ernst & Young with respect to any of the matters or events set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

  Fees Billed in Last Two Fiscal Years

The following table sets forth the fees billed by Ernst & Young for services to FIS (formerly Certegy) in the last two fiscal years.

	Year Ended December 31,
	2004	2005

Audit(1)	$2,003,200	$2,571,742
Audit-Related(2)	173,000	859,180
Tax(3)	62,500	247,790
All Other	—	—

	$2,238,700	$3,678,712

(1)	Audit fees represent fees for professional services provided in connection with the audits of our financial statements and internal control over financial reporting and review of FIS quarterly financial statements and audit services provided in connection with statutory and regulatory filings.

(2)	Audit-related fees consisted primarily of fees for service auditor reviews, employee benefit plan audits, merger and acquisition due diligence and other accounting consultations.

(3)	Tax fees represent fees for tax planning services, tax advice, foreign income tax compliance services, and acquisition and executive compensation tax consultations.

  Approval of Accountants’ Services

The Audit Committee is responsible for pre-approving all audit and permitted non-audit services provided to FIS by its independent registered public accountants. To help fulfill this responsibility, the Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy. Under the policy, all accountants’ services must be pre-approved by the Audit Committee either (1) before the commencement of each service on a case-by-case basis — called “specific pre-approval” — or (2) by the description in sufficient detail in exhibits to the policy of particular services, which the Audit Committee has generally approved, without the need for case-by-case consideration — called “general pre-approval.” Unless a particular service has received general pre-approval, it must receive the specific pre-approval of the Committee, or one of its members to whom the Committee has delegated specific pre-approval authority. The policy describes the audit and audit-related services which have received general pre-approval. These general pre-approvals allow FIS to engage the independent accountants for the enumerated services for individual engagements of no greater than $25,000 in fees. No service other than audit or audit-related services has received general pre-approval. Any engagement of the independent registered public accountants pursuant to a general pre-approval must be reported to the Audit Committee at its next regular meeting. The Audit Committee periodically reviews the services that have received general pre-approval and the associated fee ranges. The policy does not delegate the Audit Committee’s responsibility to pre-approve services performed by the independent registered public accountants to management.

Executive Officers and Executive Compensation

Executive Officers

Set forth below is certain biographical information about the individuals who will serve as executive officers of FIS upon consummation of the merger and the titles they will hold at that time. Additional biographical information about Mr. Kennedy, our President and Chief Executive Officer, who also serves as a director, is set forth above under “Proposal 5: Election of Directors — Information Regarding Nominees and Directors — Incumbent Class II Directors — Term Expiring 2007”. There are no family relationships among the executive officers, directors or nominees for director, except that Messrs. Frank R. and Michael A. Sanchez are brothers. Nor are there any arrangements or understandings between any of the executive officers and any other persons pursuant to which they were selected as executive officers, except that the shareholders agreement provides that the Chief Executive and Chief Financial Officers of FIS may not be hired or fired without the consent of FNF, until such time as FNF and its affiliates no longer beneficially own at least 30% of the voting power of FIS.

Name	Age	Position

William P. Foley, II	61	Executive Chairman
Lee A. Kennedy	55	President and Chief Executive Officer
Jeffrey S. Carbiener	44	Executive Vice President and Chief Financial Officer
Brent B. Bickett	41	Executive Vice President, Strategic Planning
Dan Scheuble	48	Executive Vice President, Mortgage Processing Services
Gary A. Norcross	41	Executive Vice President, Integrated Financial Solutions
Brian Hershkowitz	44	Executive Vice President, Information Services
Eric Swenson	47	Executive Vice President, Lender Outsourcing Solutions
Peter T. Sadowski	51	Executive Vice President, Legal
Frank R. Sanchez	49	Executive Vice President, Enterprise Solutions
Michael A. Sanchez	48	Executive Vice President, International
Ernie D. Smith	55	Executive Vice President
Alan L. Stinson	60	Executive Vice President, Finance
Michael L. Gravelle	44	Executive Vice President, Legal

Jeffrey S. Carbiener has served as Executive Vice President and Chief Financial Officer since February 2006, and served as our Executive Vice President and Group Executive — Check Services from June 2001 until February 2006. Mr. Carbiener previously served as Senior Vice President, Equifax Check Solutions, a unit of Equifax Inc., from February 1998 until June 2001. Prior to that, he held various other positions with Equifax business units since 1991.

Brent B. Bickett has served as an Executive Vice President of FIS since February 2006. Mr. Bickett joined FNF in January 1999 and currently holds the position of President of FNF. Mr. Bickett formerly held the position of Executive Vice President — Corporate Finance of FNF, and was responsible for mergers and acquisitions and business development efforts for FNF. Prior to joining FNF, Mr. Bickett was a member of the Investment Banking Division of Bear, Stearns and Co. Inc. from August 1990 until January 1999, serving since 1997 as a Managing Director of that firm’s real estate, gaming, lodging and leisure group.

Brian Hershkowitz has served as Executive Vice President, Information Services, since April 2006. Prior to that time, Mr. Hershkowitz held several executive management positions with Old FIS and its affiliates, including Executive Vice President and, subsequently President of Fidelity National Information Solutions, Inc. from June 2001 through April 2006.

Gary A. Norcross has served as Executive Vice President, Card and Integrated Financial Solutions since February 2006. Prior to that, he held the position of President of Integrated Financial Solutions of Old FIS since June 1996. He has served Old FIS in various capacities since May 1988.

Peter T. Sadowski has served as an Executive Vice President of FIS since February 2006. Mr. Sadowski has held the position of Executive Vice President and General Counsel for FNF since 1999, and has also served as

Executive Vice President of FNT, another subsidiary of FNF, since October 2005. Mr. Sadowski joined FNF from the law firm of Goldberg, Katz, Sadowski and Stansen, where he had been a partner since 1996. From 1980 to 1996, he was an attorney with the Stolar Partnership, and prior to that, served as Assistant Attorney General of the state of Missouri.

Frank R. Sanchez has served as Executive Vice President, ACBS, Auto Finance, Check and Enterprise Banking Solutions since February 2006. Prior to that, since April 2004, he served as an Executive Vice President of Old FIS and President of the Leveraged Product Development division. Prior to joining Old FIS, Mr. Sanchez served in many positions at Sanchez Computer Associates, Inc. since 1980, including as Chief Executive Officer. Sanchez Computer Associates, Inc., a Nasdaq listed international bank technology company that specialized in real-time banking systems for the global market, enterprise customer integration systems and complete internet banking outsourcing, was acquired by Old FIS in April 2004.

Michael A. Sanchez has served as Executive Vice President, International, and is responsible for FIS business globally outside of North America. Prior to that, he was in charge of international business for Old FIS. Prior to joining Old FIS in April 2004, he was the founder and Chairman of Sanchez Computer Associates, Inc., having served with that company since its inception in 1980.

Dan Scheuble has served as Executive Vice President, Mortgage Processing Services, since April 2006. Mr. Scheuble joined Old FIS in 2003 as Chief Information Officer of the Mortgage Servicing Division. Before joining Old FIS, Mr. Scheuble was Chief Information Officer at GMAC Residential and prior to that, he was the Executive Vice President and Chief Information Officer of Loan Operations for HomeSide Lending.

Ernie D. Smith has served as Executive Vice President, Information Services and Lender Outsourcing Solutions since February 2006. Prior to then, he served as President of Real Estate Mortgage Information Services with Old FIS, since April 2004. He was also named President of Fidelity Information Services in April 2003. Before joining Old FIS, Mr. Smith served as Executive Vice President of FNF since 1995, being named Co-Chief Operating Officer in January 2002. He joined Fidelity National Title Insurance Company, one of the underwriters for FNF’s subsidiary, FNT, in 1987 as president of its San Francisco division.

Alan L. Stinson has served as an Executive Vice President since February 2006. Mr. Stinson joined FNF in October 1998 as Executive Vice President of Financial Operations, and in June 1999 was appointed Chief Financial Officer. Prior to his employment with FNF, Mr. Stinson was Executive Vice President and Chief Financial Officer of Alamo Title Holding Company from 1994 to 1998. He was employed by Deloitte & Touche, LLP from 1980 to 1994.

Eric Swenson has served as Executive Vice President, Lender Outsourcing Solutions, since April 2006. Prior to that time, Mr. Swenson was an Executive Vice President of FNF and served as the President of the Lender Outsourcing Division of Old FIS from January 2004 until April 2006. From August 2001 through December 2003, Mr. Swenson held several positions with Fidelity National Information Solutions, Inc., including Executive Vice President, Chief Operating Officer and President. Prior to August 2001, Mr. Swenson was an Executive Vice President and Regional Manager with FNF.

Michael L. Gravelle has served as Executive Vice President — Legal of FIS since June 2006 and served as Senior Vice President and General Counsel of FIS from February 2006 until May 2006. Prior to that, since 2003, he served as Senior Vice President of FNF and as Senior Vice President, General Counsel and Secretary of Old FIS. Mr. Gravelle joined FNF and Old FIS from Alltel Corporation, which he joined in 1993 and served as Senior Vice President, General Counsel and Secretary since 2000.

Executive Compensation

Summary Compensation Table.  The following table sets forth in summary form the compensation paid during fiscal years 2005, 2004 and 2003 to our Chief Executive Officer and the four other most highly compensated executive officers during 2005, which we refer to as the named executive officers.

Please note that the employment of Messrs. Towe, Vollkommer and Korchun all terminated in connection with the consummation of the Old FIS/Certegy business combination in February 2006.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
						Awards			Payouts
						Restricted		Securities
	Fiscal			Other Annual		Stock		Underlying	LTIP	All Other
Name	Year	Salary	Bonus	Compensation		Awards(1)		Options(2)	Payouts	Compensation

Lee A. Kennedy	2005	$746,923	$463,839	$24,805	(3)	$1,459,958		$134,859	—	$43,495	(4)
President and Chief Executive	2004	731,923	760,000	162,549		1,408,015		175,366	—	381,093
Officer	2003	667,500	279,015	19,759		—		—	$1,200,000	8,901
Larry J. Towe	2005	457,283	213,212	20,625	(3)	669,560		61,849	—	27,618	(4)
President and Chief Operating	2004	454,731	340,707	67,016		688,465		57,166	—	91,572
Officer	2003	417,000	130,730	15,127		1,170,000	(5)	—	800,000	63,383
Michael T. Vollkommer	2005	352,761	142,392	23,444	(3)	449,557		41,527	—	17,954	(4)
Executive Vice President and	2004	350,792	227,787	15,332		462,275		38,383	—	9,410
Chief Financial Officer	2003	321,900	87,460	9,957		650,000	(5)	—	440,000	5,682
Jeffrey S. Carbiener	2005	305,971	154,989	19,785	(3)	239,139		22,089	—	9,646	(4)
Executive Vice President and	2004	294,439	194,977	23,829		245,883		20,416	—	7,640
Chief Financial Officer	2003	259,605	14,388	34,323		780,000	(5)	—	300,000	5,629
Walter N. Korchun	2005	305,971	104,504	16,044	(3)	325,230		30,041	—	40,145	(4)
Executive Vice President,	2004	294,439	177,811	63,394		167,209		13,883	—	89,514
General Counsel and Secretary	2003	259,606	59,683	18,393		410,087	(5)	—	105,986	9,313

(1)	Dividend income is paid on restricted stock at the same rate as paid to all shareholders. Value of restricted stock shown in table is as of the date of award. As of December 31, 2005 total restricted stock awards outstanding and the related fair market values were as follows: Mr. Kennedy — 164,686 shares ($6,679,664); Mr. Towe — 76,151 shares ($3,088,685); Mr. Vollkommer — 71,959 shares ($2,918,657); Mr. Carbiener — 60,340 shares ($2,447,390); and Mr. Korchun — 29,366 shares ($1,191,085). Upon consummation of the Old FIS/Certegy business combination in February 2006, all outstanding shares of restricted stock and restricted stock awards were fully vested.

(2)	Upon consummation of the Old FIS/Certegy business combination in February 2006, all outstanding stock options fully vested.

(3)	Other annual compensation includes tax equalization payments, financial counseling fees and club membership dues.

(4)	Includes a 401(k) matching contribution in the maximum amount of $4,200 for each officer. Also includes the portion of premiums paid by FIS pursuant to the Executive Life and Supplemental Retirement Benefit Plan attributable to term life insurance for the named executive officers in the following a mounts: Mr. Kennedy — $39,295; Mr. Towe — $23,418; Mr. Vollkommer — $13,754; Mr. Carbiener — $5,446; and Mr. Korchun — $35,945.

(5)	Includes the following restricted shares awarded for retention purposes: 45,000 shares to Mr. Towe on May 7, 2003, vesting on May 7, 2005; 10,000 shares to Mr. Korchun on May 7, 2003, vesting on May 7, 2005; and an additional 6,116 shares to Mr. Korchun on February 2, 2003, that vested on January 7, 2004.

Option Awards.  A stock option allows an individual to purchase shares of common stock at a fixed price (the exercise price) during a specific period of time. In general, whether exercising stock options is profitable to an option holder depends on the relationship between the common stock market price and the option exercise price. At any given time, vested options can be “in the money” (the exercise price is less than the market price) or “out of the money” (the exercise price is greater than the market price), depending on the current market price of the stock.

The following table contains information with respect to stock options awarded to the named executive officers during the fiscal year ended December 31, 2005.

Option Awards in Last Fiscal Year

			Potential Realizable
			Value at Assumed
			Annual Rates of Stock
		Percent of Total	Price Appreciation
	Shares Underlying	Options Awarded to	for Option Term
Name	Options(1)	Employees in Fiscal Year	5%	10%

Lee A. Kennedy	134,859	18.18%	$1,937,717	$4,508,713
Larry J. Towe	61,849	8.34	887,299	2,067,785
Michael T. Vollkommer	41,527	5.60	595,755	1,388,363
Jeffrey S. Carbiener	22,089	2.98	316,894	738,497
Walter M. Korchun	30,041	4.05	430,975	1,004,354

(1)	All options in the table have an exercise price of $35.24 per share, vesting 25% on the first anniversary of the award with the remainder vesting in three equal annual installments (becoming fully vested on February 4, 2009) and expire on February 4, 2012. All options vested upon the consummation of the business combination in February 2006.

Option Exercises and Year-End Option Values.  The following table sets forth certain information with respect to stock option exercises by the named executive officers during fiscal year 2005, and the number and value of stock options held by the named executive officers as of December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares Acquired	Value	Options at December 31, 2005		December 31, 2005(2)
Name	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Lee A. Kennedy	—	$—	661,420	178,700	$7,904,780	$1,068,616
Larry J. Towe	134,505	2,924,514	264,354	79,000	2,533,593	459,524
Michael T. Vollkommer	190,873	2,022,938	9,596	51,122	76,864	297,780
Jeffrey S. Carbiener	—	—	126,039	27,193	1,518,532	158,397
Walter M. Korchun	49,196	483,218	4,671	33,511	36,703	187,613

(1)	Represents aggregate excess of market value of the shares underlying the options exercised, as of the date of exercise, over the exercise price of the options.

(2)	Represents aggregate excess of market value of shares under options as of December 31, 2005 over the exercise price of the options.

Retirement Benefits

Pension Plan.  The FIS Pension Plan is a tax-qualified retirement plan available to all full-time U.S. employees who are at least age 21 and who have completed one year of service. The Pension Plan provides benefits based on a participant’s length of service with FIS and average earnings (comprised of a participant’s annual salary and bonus) up to a maximum of either 125% of salary or salary plus 75% of other earnings, whichever is greater. Pension Plan benefits are computed by averaging the employee’s earnings for the highest paid thirty-six consecutive months of employment to arrive at final average earnings. However, federal laws place limitations on earnings amounts that may be included in calculating benefits under the Pension Plan. In 2005, only the first $210,000 in eligible earnings can be included in the calculation. Based on this 2005 limitation, the maximum benefit payable under the Pension Plan is $170,000 per year. Effective as of May 31, 2006, participation in the Pension Plan was frozen and the

Pension Plan was terminated. Currently, FIS is preparing the necessary filings regarding the termination for the Internal Revenue Service and the Pension Benefit Guaranty Corporation.

Supplemental Executive Retirement Plan.  The Supplemental Executive Retirement Plan, which we refer to as SERP, provides certain designated executives an annual benefit at normal retirement (age 60) equal to 50% of average earnings (comprised of a participant’s annual salary and bonus) multiplied by a fraction (not greater than 1) equal to the executive’s years of credited service divided by 30 years. SERP benefits are computed by averaging the executive’s earnings for the highest three calendar years in the ten calendar years preceding retirement to arrive at final average earnings. The benefit under the SERP is reduced by the benefit payable under the Pension Plan and by the benefit, if any, payable on the date of retirement under the Special Supplemental Executive Retirement Plan. Benefits under the SERP are payable as a life annuity, although the executive can elect an optional form of payment (including a lump sum). The following named executive officers participated in the SERP during 2005: Messrs. Kennedy, Towe and Vollkommer. Due to the termination of employment of Messrs. Towe and Vollkommer in February 2006 in connection with the Old FIS/Certegy business combination, these officers became entitled to SERP benefits as described below under “— Change in Control Arrangements.”

Executive Life and Supplemental Retirement Benefit Plan and Special Supplemental Executive Retirement Plan.  FNF maintains for its executive officers and certain other management employees the Executive Life and Supplemental Retirement Benefit Plan, which is intended to maintain competitiveness of the FIS’s benefits. This plan is a company owned life insurance program, under which the participants receive life insurance coverage. The plan was amended in 2003 to eliminate the opportunity for deferred cash accumulation benefits under the life insurance policies for executive officers. In lieu of this, the Special Supplemental Executive Retirement Plan, or Special Plan, was established in 2003 to provide executive officers with a benefit opportunity comparable to the deferred cash accumulation benefit opportunity that would have been available had the split-dollar life insurance program not been amended. If any Special Plan benefits are ultimately payable, they will reduce an executive officer’s SERP benefits. For the named executive officers, the following benefit assets have accrued as of December 31, 2005 under the Special Plan: Mr. Kennedy — $280,623; Mr. Towe — $155,120; Mr. Vollkommer — $75,372; Mr. Carbiener — $38,792 and Mr. Korchun — $0. The policy premiums paid by FIS attributable to term life insurance are included in the “Summary Compensation Table” under the caption “All Other Compensation.” In connection with the Old FIS/Certegy business combination, FIS deposited certain amounts related to these plans in a rabbi trust as defined below under “— Change in Control Arrangements.”

The following tables show the annual retirement benefits that would be payable at age 65 or later under the pension plan and at age 60 or later under the SERP (for those individuals eligible for the SERP) and various rates of final average earnings and years of service. The SERP benefits reflected in the table would be reduced for Pension Plan benefits and by the benefit, if any, payable on the date of retirement under the Special Supplemental Executive Retirement Plan and are paid without regard to the limitations under Internal Revenue Code Sections 401(a) and 415. Neither pension plan nor SERP benefits are reduced for Social Security benefits.

Pension Plan Benefits

Final	Years of Service
Average Earnings	15	20	25	30	35

$ 210,000	$39,968	$53,291	$66,614	$79,937	$93,260
400,000	39,968	53,291	66,614	79,937	93,260
600,000	39,968	53,291	66,614	79,937	93,260
800,000	39,968	53,291	66,614	79,937	93,260
1,000,000	39,968	53,291	66,614	79,937	93,260

The credited years of service for each of the named executive officers as of December 31, 2005 for the Pension Plan were as follows: Mr. Kennedy — 24 years; Mr. Towe — 12 years; Mr. Vollkommer — 6 years; Mr. Carbiener — 14 years; and Mr. Korchun — 6 years.

SERP Benefits

Final	Years of Service
Average Earnings	15	20	25	30	35

$ 210,000	$52,500	$70,000	$87,500	$105,000	$105,000
400,000	100,000	133,333	166,667	200,000	200,000
600,000	150,000	200,000	250,000	300,000	300,000
800,000	200,000	266,667	333,333	400,000	400,000
1,000,000	250,000	333,333	416,667	500,000	500,000
1,200,000	300,000	400,000	500,000	600,000	600,000
1,400,000	350,000	466,667	583,333	700,000	700,000
1,600,000	400,000	533,333	666,667	800,000	800,000

The credited years of service for each of the named executive officers as of December 31, 2005 for the SERP were as follows: Mr. Kennedy — 33 years; Mr. Towe — 15 years; and Mr. Vollkommer — 6 years.

Change in Control Arrangements

Change in Control Agreements.  FIS maintained change in control agreements with each of its named executive officers during 2005 pursuant to which the officers were eligible to receive severance benefits if, during the three-year period following a change in control, such as the February 2006 Old FIS/Certegy business combination, the executive’s employment with FIS was terminated by FIS (other than for “cause” or by reason of the executive’s disability), or by the executive for “good reason.” Messrs. Kennedy and Carbiener have entered into new employment agreements which have cancelled and replaced their prior change in control agreements, as described below under “— Employment Agreements.” Among other benefits, the change in control agreements required FIS to provide the executive with the following in the event of a triggering event:

•	a cash severance payment equal to, in the case of the agreements with Messrs. Towe and Vollkommer, three times, and with respect to Mr. Korchun, two times, the sum of (a) the executive’s highest annual base salary for the twelve months prior to the termination, and (b) the executive’s highest annual bonus or target bonus in the three years prior to termination or the partial year ending on the termination date;

•	a pro rata target bonus through the date of termination for the year in which the executive’s termination of employment occurs; and

•	a lump sum retirement benefit equal to the difference between the actuarial equivalent of the retirement benefit accrued under the Pension Plan and the retirement benefit that would be payable under the Pension Plan if: (1) the benefit were 100% vested; (2) the executive were credited with an additional number of years of benefit service and age under the plan equal to the lesser of five or the number of years until the executive would attain age 62; and (3) the “final average annual earnings” for purposes of applying the benefit formula under the plan were determined based on a monthly amount using the highest monthly rate of base salary in effect during the twelve months prior to the termination plus one-twelfth of the executive’s highest annual bonus or target bonus in the three years prior to termination or the partial year ending on the termination date;

•	In connection their termination of employment following the Old FIS/Certegy business combination in February 2006, Messrs. Towe, Vollkommer and Korchun became entitled to benefits under their change-in-control agreements.

Accelerated Vesting of Equity Compensation Awards.  Upon the consummation of the Old FIS/Certegy business combination in February 2006, each outstanding stock option, share of restricted stock, and restricted stock unit outstanding under the Stock Incentive Plan and the Non-Employee Director Stock Option Plan vested in full and became exercisable. Upon the termination of their employment in connection with the consummation of the Old FIS/Certegy business combination, Messrs. Towe, Vollkommer and Korchun became entitled to exercise their stock options until the later of the date that is 60 months following their termination of employment or the expiration date of the option (which is generally seven or ten years from the original date of the grant).

Supplemental Executive Retirement Plan.  Messrs. Kennedy, Towe, and Vollkommer participated in the Supplemental Executive Retirement Plan. Under this plan, if following a change in control such as the Old FIS/Certegy business combination, a participant’s employment is terminated by FIS (other than for “cause” or by reason of the participant’s disability) or by the participant for “good reason,” the participant becomes fully vested in his benefit under the plan, and the participant is paid his supplemental pension benefit in a lump sum on the fifth business day following the participant’s termination date. Messrs. Towe and Vollkommer were paid their benefits in accordance with the change in control provision of this plan in connection with the termination of their employment following the consummation of the Old FIS/Certegy business combination.

Annual Incentive Plan.  Upon the consummation of the Old FIS/Certegy business combination in February 2006, the named executive officers received a bonus under FIS’s Annual Incentive Plan, which is an annual performance-based cash bonus plan, equal to the greater of this year’s target award for such officer or the projected results compared to plan targets at the time of the Old FIS/Certegy business combination, prorated through the date of the combination.

Deferred Compensation Plan.  FIS maintains a Deferred Compensation Plan for certain employees, including the named executive officers. Messrs. Carbiener and Korchun previously elected to have their accounts distributed to them in a lump sum upon a change in control such as the Old FIS/Certegy business combination. In addition, following the consummation of the Old FIS/Certegy business combination, FIS contributed the full amount of Mr. Towe’s deferred compensation account (who had not elected to receive a lump sum upon a change in control) to an irrevocable rabbi trust funded by life insurance policies.

Executive Life and Supplemental Retirement Benefit Plan and Special Supplemental Executive Retirement Plan.  Pursuant to the terms of these plans, after the execution of the merger agreement related to the Old FIS/Certegy business combination in September 2005, FIS funded a rabbi trust with sufficient monies to pay all future required insurance premiums under the split-dollar life insurance program and to pay all of the “participant interests” as defined in the special SERP, including with respect to Messrs. Vollkommer, Carbiener and Korchun (the amounts necessary to pay the premiums and interests of Messrs. Kennedy and Towe were previously funded).

Insurance and Indemnification.  The merger agreement related to the Old FIS/Certegy business combination required FIS to purchase a six-year “tail” prepaid non-cancelable run-off insurance policy to cover anyone who was a director or officer of the company, including the named executive officers, or its subsidiaries prior to the closing of the Old FIS/Certegy business combination for events, acts, or omissions occurring on or prior to the closing, including those occurring in connection with the merger and related transactions.

From and after the consummation of the Old FIS/Certegy business combination, FIS is obligated under the merger agreement between Old FIS and Certegy to indemnify and hold harmless anyone who was a director or officer of FIS or its subsidiaries, including the named executive officers, prior to the closing against any costs or expenses, including reasonable attorneys’ fees, or other loss or liability incurred in connection with any claim or proceeding arising out of matters existing or occurring at or prior to the closing to the fullest extent permitted by applicable law. FIS is also obligated to advance expenses as incurred to the fullest extent permitted under applicable law.

Employment Agreements

FIS has entered into employment agreements, dated as of September 14, 2005, with Messrs. Kennedy and Carbiener, which became effective upon the consummation of the Old FIS/Certegy business combination. These employment agreements replace the change in control agreements Messrs. Kennedy and Carbiener had previously entered into with FIS. As consideration for the cancellation of the prior change in control agreements, Messrs. Kennedy and Carbiener agreeing to remain employed with FIS following the Old FIS/Certegy business combination, to relocate to FIS’s new headquarters and to abide by certain restrictive covenants contained in the employment agreements, Mr. Kennedy was paid $6,250,000 and Mr. Carbiener was paid $500,000 upon the completion of the Old FIS/Certegy business combination.

Mr. Kennedy’s agreement provides for an employment term of four years. During the term, Mr. Kennedy will receive an annual base salary of no less than $750,000. In addition, for each fiscal year ending during the term,

Mr. Kennedy will be eligible for an annual target bonus of 200% of his base salary. Mr. Kennedy was also granted upon the consummation of the Old FIS/Certegy business combination stock options to purchase 750,000 shares of common stock, vesting in three annual installments beginning on the first anniversary of the consummation of the business combination.

If, during the term, Mr. Kennedy’s employment is terminated by FIS without “cause” or Mr. Kennedy resigns for “good reason,” Mr. Kennedy will be entitled to receive the following compensation and benefits:

•	a pro rata target bonus for the year in which the termination occurs;

•	a lump-sum payment equal to 300% of the sum of Mr. Kennedy’s annual base salary and the highest annual bonus paid to Mr. Kennedy within the three years preceding his termination of employment or, if higher, the highest target annual bonus opportunity in the year in which the termination occurs;

•	all stock options, restricted stock, and other equity-based incentive awards granted by FNF that were outstanding but not vested as of the date of termination shall become immediately vested and/or payable, as the case may be; and

•	for a three-year period after the date of termination, the company will provide Mr. Kennedy (and any covered dependents) with life and health insurance benefits substantially similar to those benefits they were receiving immediately prior to the termination.

Mr. Carbiener’s agreement provides an employment term of three years. During the term, Mr. Carbiener will receive an annual base salary of no less than $400,000. Mr. Carbiener was also granted stock options to purchase 350,000 shares of the company, vesting in four annual installments beginning on the first anniversary of the consummation of the Old FIS/Certegy business combination. In addition, for each fiscal year ending during the term, Mr. Carbiener will be eligible for an annual target bonus of 150% of his base salary.

If, during the term, Mr. Carbiener’s employment is terminated by FIS without “cause” or Mr. Carbiener terminates his employment following a “change in control,” Mr. Carbiener will be entitled to receive his base salary for the remainder of the term of the agreement and his stock options will become fully vested.

Messrs. Kennedy and Carbiener are entitled to customary executive benefits under their employment agreements, and are subject to customary post-employment restrictive covenants.

As noted elsewhere in this proxy statement/prospectus, if the merger is consummated FIS will enter into employment agreements with Messrs. Foley, Stinson and Bickett.

Performance Graph

	06/20/01	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
Certegy Inc.	100	143.18	102.72	137.66	149.93	172.06
S&P Midcap 400	100	98.04	83.82	113.67	132.41	149.03
S&P Data Processing and Outsourced Services (Supercap)	100	109.27	71.14	85.23	92.00	97.07

Compensation Committee Report on Executive Compensation

Overall Philosophy and Administration

The goals of FIS’s executive compensation program, as developed and administered by the Compensation Committee of the board of directors, include:

•	Offering market competitive total compensation opportunities to attract and retain talented executives;

•	Providing strong links between FIS’s performance and total compensation earned — i.e., “paying for performance”;

•	Emphasizing FIS’s long-term performance, thus enhancing shareholder value; and

•	Promoting and facilitating executive officer stock ownership.

The Compensation Committee intends that FIS’s pay programs provide compensation commensurate with the level of financial performance achieved relative to industry performance and internal goals. A significant portion of compensation is directly linked to the returns generated for shareholders.

FIS sets its financial performance and shareholder return objectives above the middle of the market when compared with comparably sized financial, technology and information services companies. The pay programs are designed to provide above median compensation levels when those goals are achieved.

The Compensation Committee, which is composed entirely of independent directors, establishes base salaries for the executive officers, including the named executive officers. The Compensation Committee also administers incentive compensation programs under both annual and long-term incentive plans. In fulfilling its responsibilities, the Compensation Committee regularly seeks input from independent compensation consultants chosen by the Compensation Committee, and periodically seeks input from appropriate FIS executives.

Business Combination

The business combination of Certegy Inc. and FIS was consummated in February 2006, at which time the composition of the Compensation Committee changed. In light of these developments, the Compensation Committee’s executive compensation philosophy may be subject to review in the near future.

In contemplation of the business combination, the Compensation Committee took several actions in 2005, including:

•	Approval of new employment agreements for Messrs. Kennedy and Carbiener (described elsewhere in this proxy statement/prospectus);

•	Approval of the assumption of Old FIS’ stock option plan;

•	Approval of an amendment and restatement to the Amended and Restated Certegy Inc. Stock Incentive Plan to increase the number of shares authorized for issuance under that plan, and to make certain other changes; and

•	Approval of amendments to FIS’s change in control agreements with executives to ensure that such agreements and the benefits payable under the agreements comply with Section 409A of the Internal Revenue Code of 1986, as amended.

The Compensation Committee considered these actions prudent to prepare FIS for its post-business combination existence.

Base Salaries

The Compensation Committee generally sets base salaries for FIS’s senior executives and other officers between the market median (50th percentile) and the market 60th percentile for comparably sized financial, technology and information services companies, based on a survey conducted by independent compensation consultants previously retained by the Compensation Committee. The group surveyed, consisting of eight companies, is a more targeted group than the groups of companies comprising the different stock indices in the stock performance graph appearing in this proxy/prospectus statement.

In addition, the Compensation Committee may consider other factors when setting individual salary levels, which may result in salaries above or below the targeted range. These factors may include availability of talent, recruiting requirements of the particular situation, specific technical backgrounds, experience and demonstrated performance.

Base salary adjustments for executive officers generally are made annually and are dependent on such factors as the executive’s current responsibilities, experience and performance, competitive compensation practices at comparable companies, and the Compensation Committee’s assessment of the executive’s overall contribution to FIS’s financial success. The salaries earned by the named executive officers in 2005, which appear in the “Summary Compensation Table” of this proxy/prospectus statement, were increased from those earned in the prior year in accordance with the foregoing practices.

Incentive Compensation

In 2005, FIS’s incentive compensation programs comprised cash incentives under its annual incentive plans, and long-term equity incentives under its stock incentive plan. In determining appropriate annual and long-term incentive compensation levels for the executive officers, the Compensation Committee seeks to award incentives that, when combined with annual salary, put the total overall compensation for FIS’s executives midway between the market 50th percentile and the market 75th percentile for comparably sized financial, technology and information services companies in FIS’s survey, commensurate with the company’s above market performance objectives. Generally, officers with greater responsibilities have a greater percentage of their total compensation “at risk” — that is, contingent on the achievement of company or business unit objectives — than executives with lesser responsibilities.

Annual Incentive Compensation

Annual incentives provide opportunities for FIS executives to earn compensation based on the achievement of a combination of important corporate and divisional financial goals, such as earnings per share, operating income growth and revenue growth. The performance factors selected for any particular officer vary depending on the officer’s specific responsibilities within the company.

For 2005, the total annual incentive compensation plan payout was targeted to be approximately $10.5 million, assuming all incentive goals being met. This overall targeted amount is based upon a percentage of plan participants’ base salaries, and does not fluctuate year to year other than for factors such as increases in participant headcount or base salaries because of promotions, merit increases or inflation. Total annual incentive compensation plan cost is reviewed and approved by the Committee, and established annual earnings targets include the projected cost of the plan.

Under FIS’s annual incentive plans as in effect through 2005, each executive had a bonus target expressed as a percentage of base salary. Bonus targets for the named executive officers ranged from 40% to 100% of base salary. Actual awards could range from 0% to 200% of target, depending on performance against the established objectives. For 2005, the objectives for the named executive officers consisted of FIS’s attainment of specified levels of diluted earnings per share (comprising 50% of incentive opportunity) and revenues (comprising 20%), as well as the results of individual performance assessments of each of the officers (30%). The Compensation Committee generally believes that earnings per share and revenues are more relevant objectives than stock price performance for its annual incentive compensation plan. Stock price performance can be influenced by external factors outside the control of plan participants, many of which are of short-lived duration. The consistent achievement of established financial objectives, however, should drive stock price performance over the long term. By focusing on attainment of financial objectives, the Compensation Committee strives to reward participants for growth in share price over the long term. For 2005, all of the named executive officers received bonuses, which appear in the “Summary Compensation Table” of this proxy statement/prospectus, as performance objectives were determined to have been met for the year.

Any adjustments to actual financial results for purposes of comparison to targets are generally few, but do occur when they are deemed appropriate by the Compensation Committee. Established targets have historically been increased to include the projected financial results from significant business acquisitions that occur subsequent to the establishment of targets, such as the acquisition of Game Financial Corporation in 2004, and decreased to exclude the budgeted results of disposed-of businesses, such as the sale of FIS’s merchant acquiring business in 2005. Actual results of the disposed-of businesses, including any gain on disposal, are excluded from actual results for purposes of measuring achievement of financial targets. FIS’s budgets and established earnings per share targets have historically taken into account the use of cash for debt reduction and stock repurchases.

Bonuses based on earnings and revenue targets have historically not been paid on performance that fails to exceed the prior year’s performance, because plan objectives include thresholds that exceed prior year amounts. The Compensation Committee has the discretion to pay bonuses based on performance that fails to meet internal goals, but it has not done so, except for minor adjustments to targets as described above.

The annual incentive plan was terminated in connection with the consummation of the Old FIS/Certegy business combination and the Compensation Committee has adopted a replacement program.

Long-Term Incentive Compensation

The Compensation Committee administers the shareholder-approved stock incentive plan, which allows for the award of both non-qualified and incentive stock options, restricted stock and restricted stock units. Consistent with prevailing practices in the marketplace, the Compensation Committee currently intends to make a long-term incentive award for each fiscal year.

In early 2006, in connection with the business combination between Old FIS and Certegy, FIS’s shareholders approved an amendment and restatement of the stock incentive plan to: (1) increase the number of shares of common stock authorized for issuance under the plan by six million; (2) delete the “evergreen” provision previously contained in the plan, which would have automatically increased the number of shares available for issuance under the plan each year through 2008; (3) increase the number of options that may be awarded to any single individual in any calendar year to one million; and (4) increase the combined number of shares of restricted stock and restricted stock units that may be granted to any single individual during the calendar year to 400,000. In addition, on June 25, 2006, FIS’s board of directors approved an increase of 4,000,000 shares, subject to stockholder approval at the FIS

Annual Meeting. Please See “Proposal 2: Amendment and Restatement of the Amended and Restated Certegy, Inc. Stock Incentive Plan” beginning on page 92.

The long-term incentive awards from the stock incentive plan made during 2005 to FIS executives included the following:

•	138,629 restricted stock grants

•	422,437 stock option grants

The stock option and restricted stock grants made to FIS’s key executives were designed to create a direct link between shareholder and executive interests by focusing executive attention on increasing shareholder value. In each case, the size of the awards made to individual officers was based on an evaluation of several factors, including the officer’s level of responsibility and the company’s overall compensation objectives. The Compensation Committee selected a target of 10% compounded earnings per share growth to accelerate vesting of the restricted stock grant because that objective, if achieved, would improve FIS’s growth standing when compared to its eight-company survey group. The amount and nature of prior equity incentive awards are generally considered in determining new stock incentive plan awards for executive officers.

Please see the “Summary Compensation Table” and “Option Awards in Last Fiscal Year” table of this proxy statement/prospectus for the stock incentive plan awards made to the named executive officers in 2005.

Chief Executive Officer Compensation

Compensation decisions for Mr. Kennedy, as Chief Executive Officer, are made under the same methodology as for other executives. Mr. Kennedy has a greater proportion of his compensation dependent on performance objectives than the other executives. Mr. Kennedy was paid a base salary of $746,923 in fiscal 2005. As with all other named executive officers, Mr. Kennedy was paid a bonus for 2005, as his performance objectives for the year — consisting of attainment of specified levels of diluted earnings per share (comprising 50% of his incentive opportunity) and revenues (comprising 20%), as well as the Committee’s assessment of Mr. Kennedy’s performance (30%) — were met. Mr. Kennedy’s performance-based incentive compensation targets were set between the market 60th percentile and the market 75th percentile for the surveyed peer group previously described.

As with all the named executive officers, Mr. Kennedy received restricted stock and stock option incentives in fiscal 2005, with the same vesting provisions described above under “— Compensation Committee Report on Executive Compensation — Incentive Compensation — Long-Term Incentive Compensation.” Management believes that the equity incentives awarded to Mr. Kennedy in 2005 were sufficient to maintain a strong financial link between Mr. Kennedy and FIS’s other shareholders.

Other Benefits

FIS’s executive officers participate in our Pension Plan, which is a non-contributory, qualified defined benefit pension plan, and the Executive Life and Supplemental Retirement Benefit Plan, both of which are described in “Executive Compensation — Retirement Benefits.” As described in that section the Executive Life and Supplemental Retirement Benefit Plan was amended in 2003 to eliminate deferred cash accumulation benefits for executive officers, and the Special Supplemental Executive Retirement Plan was adopted to provide a comparable replacement cash accumulation opportunity for executive officers. FIS also maintains a separate defined benefit Supplemental Executive Retirement Plan that provides additional retirement benefits to Messrs. Kennedy, Towe and Vollkommer, also described in the “Retirement Benefits” section of this proxy statement/prospectus. Benefits under this plan are reduced by benefits payable under the pension plan and the Special Supplemental Executive Retirement Plan. In addition, the named executives and certain other officers have entered into agreements with FIS that provide for severance payments in certain circumstances following a change in control of the company, as described in the “Change in Control Arrangements — Change of Control Agreements” section of this proxy statement/prospectus. Executives also participate, on a voluntary basis, in customary benefit programs generally available to employees, including FIS’s 401(k) plan.

FIS maintains a nonqualified deferred compensation plan for senior executives that allows cash deferrals from base pay, annual incentive awards and long-term incentive awards into various ‘phantom’ investment options. Until the end of 2004, this plan also allowed for the deferral of stock option gains and vested restricted stock into an FIS phantom stock account. The deferrals are not actual investments, but rather unsecured general obligations of FIS to issue cash upon payout in an amount that reflects deferred cash contributions and any gains on the notional investments, or in the case of deferrals of option gains and restricted stock, to issue shares of actual stock upon payout. FIS does not match any deferred contributions made by executives.

Compensation Deductibility Policy

An income tax deduction under federal law will generally be available for annual compensation in excess of $1 million paid to the chief executive officer and the named executive officers of a public corporation only if that compensation is “performance-based” and complies with certain other tax law requirements. Although the Committee considers deductibility issues when approving executive compensation elements, FIS and the Committee believe that other compensation objectives, such as attracting, retaining and providing incentives to qualified managers, are important and may supersede the goal of maintaining deductibility. Consequently, FIS and the Committee may make compensation decisions without regard to deductibility when it is in the best interests of FIS and its shareholders to do so.

By:	Lee A. Kennedy[1]
David K. Hunt1
Keith W. Hughes1

1 This Compensation Committee Report on Executive Compensation is being provided by the remaining members of the FIS board of directors who were directors of FIS during 2005. The FIS directors who were members of the Compensation Committee during 2005 are no longer directors of FIS. The directors whose names are published here did not participate in any deliberations concerning compensation reported for the last year.

Audit Committee Report

The Audit Committee assists the board of directors in overseeing FIS’s financial reporting process and internal controls. The Committee is composed of independent directors and operates under a written charter approved by the board of directors.

Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls, and has represented to us that the 2005 consolidated financial statements were prepared in accordance with generally accepted accounting principles. Certegy’s independent accountants for 2005, Ernst & Young LLP, are responsible for performing an audit of Certegy’s consolidated financial statements in accordance with auditing standards generally accepted in the United States and for expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Committee reviewed and discussed Certegy’s audited financial statements with management and with Ernst & Young. We reviewed further with Ernst & Young the matters required to be discussed under Statement on Auditing Standards No. 61 (Communication with Audit Committees), including among other matters their judgments about the quality, not just the acceptability, of Certegy’s accounting principles; the reasonableness of management’s significant accounting estimates; and the clarity and completeness of the financial statements. The Committee also received from and discussed with Ernst & Young the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The Committee also reviewed the overall scope and plans for their respective audits with Certegy’s internal auditors and Ernst & Young. We met with the internal auditors and Ernst & Young, with and without management present, to discuss the results of their examinations, their evaluations of Certegy’s internal controls and the overall quality of Certegy’s financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the board of directors that the audited financial statements be included in FIS’s Annual Report on Form 10-K for the year ended December 31, 2005.

By:	The Audit Committee David K. Hunt, Chairman Keith W. Hughes

ADDITIONAL PROPOSALS FOR THE FNF ANNUAL MEETING

Proposal 2: Election of Directors

The certificate of incorporation and the bylaws of FNF provide that FNF board of directors shall consist of at least three and no more than fifteen directors. FNF’s directors are divided into three classes, each class as nearly equal in number as possible. The board of directors determines the number of directors within these limits. The term of office of only one class of directors expires in each year. The directors elected at this annual meeting will hold office for a term of three years or until their successors are elected and qualified. The current number of directors is thirteen.

At this annual meeting, the following persons, each of whom is a current director of FNF, have been nominated to stand for election to the board of directors for a three-year term expiring in 2009:

John F. Farrell, Jr.

Daniel D. (Ron) Lane

The board of directors believes that each of the nominees will stand for election and will serve if elected as a director.

The FNF board of directors recommends a vote FOR the election of both nominees.

Information Regarding Nominees for Election

The names of FNF’s directors and certain biographical information concerning each of them is set forth below:

			Director
Name	Position With FNF	Age	Since

John F. Farrell, Jr.	Director Chairman Audit Committee	68	2000
Daniel D. (Ron) Lane	Director Chairman Corporate Governance and Nominating Committee, Member Audit Committee, Member Compensation Committee	71	1989

John F. Farrell, Jr.  Mr. Farrell is a private investor and has been since 1997. From 1985 through 1994 he was Chairman and Chief Executive Officer of North American Mortgage Company. Mr. Farrell was Chairman of Integrated Acquisition Corporation from 1984 through 1989. He was a partner with Oppenheimer and Company from 1972 through 1981. Mr. Farrell also serves as a director of Ames Investment Corporation and FNT.

Daniel D. (Ron) Lane.  Since February 1983, Mr. Lane has been a principal, Chairman and Chief Executive Officer of Lane/Kuhn Pacific, Inc., a corporation that comprises several community development and home building partnerships, all of which are headquartered in Newport Beach, California. He is Vice Chairman of the Board of Directors of CKE Restaurants, Inc. Mr. Lane also serves on the Board of Metalclad Corporation and FIS, and is active on the Board of Trustees of the University of Southern California.

Information Regarding Continuing Directors

Term Expiring 2007

			Director
Name	Position With FNF	Age	Since

Douglas K. Ammerman	Director Member Corporate Governance and Nominating Committee, Member Compensation Committee, Member Audit Committee	54	2005
Richard N. Massey	Director	50	2006
Cary H. Thompson	Director Chairman Compensation Committee Member Corporate Governance and Nominating Committee, Member Executive Committee	49	1992

Douglas K. Ammerman.  Mr. Ammerman is a retired partner of KPMG LLP and has a Master’s Degree in business taxation from the University of Southern California. He began his career in 1973 with Peat, Marwick and Mitchell (now KPMG). He was admitted to the KPMG partnership in 1984 and formally retired from KPMG in 2002.

Richard N. Massey.  Mr. Massey is currently Executive Vice President and General Counsel of Alltel Corporation and has been since January 2006. From 2000 until 2006 Mr. Massey served as Managing Director of Stephens, a private investment bank, during which time his financial advisory practice focused on software and information technology companies.

Cary H. Thompson.  Mr. Thompson currently is a Senior Managing Director with Bear Stearns & Co. Inc. and has been since 1999. From 1996 to 1999, Mr. Thompson was a director and Chief Executive Officer of Ames Financial Corporation. Prior to joining Ames Financial Corporation, Mr. Thompson served as a managing director of Nat West Capital Markets from May 1994 to June 1996. Mr. Thompson also serves on the board of directors of SonicWall Corporation and FIS.

Term Expiring 2008

			Director
Name	Position With FNF	Age	Since

William P. Foley, II	Chairman of the Board and Chief Executive Officer, Chairman Executive Committee	61	1984
Thomas M. Hagerty	Director	43	2004

William P. Foley, II.  Mr. Foley is the Chairman of the Board and Chief Executive Officer of FNF, and has served in both capacities since FNF’s formation in 1984. Mr. Foley also served as President of FNF from 1984 until December 31, 1994. Mr. Foley also is currently the Chairman of FIS and FNT, and serves on the Board of Florida Rock Industries, Inc.

Thomas M. Hagerty.  Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P. He has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, since 1988. From July 2000 through April 2001, Mr. Hagerty also served as the Interim Chief Financial Officer of Conseco, Inc. On December 17, 2002, Conseco, Inc. voluntarily commenced a case under Chapter 11 of the United States Code in the United States Bankruptcy Court, Northern District of Illinois, Eastern Division. Prior to joining Thomas H. Lee Partners, L.P, Mr. Hagerty was in the mergers and acquisitions department of Morgan Stanley & Co. Incorporated.

Mr. Hagerty currently serves as a director of MGIC Investment Corporation, Metris Companies and Syratech Corp., as well as FIS.

Corporate Governance Guidelines

FNF’s board of directors adopted a set of Corporate Governance Guidelines to provide, along with the charters of the board of directors committees, a framework for the functioning of the board of directors and its committees and to establish a common set of expectations as to how the board of directors should perform its functions. The Corporate Governance Guidelines address the composition of the board of directors, the selection of directors, the functioning of the board of directors, the committees of the board of directors, the evaluation and compensation of directors and the expectations of directors, including ethics and conflicts of interest. These guidelines specifically provide that a majority of the members of the board of directors must be outside directors who the board of directors has determined have no material relationship with FNF and who otherwise meet the independence criteria established by the NYSE. The board of directors reviews these guidelines and other aspects of FNF’s governance at least annually. A copy of FNF’s Corporate Governance Guidelines is available for review on FNF’s website at www.fnf.com. Stockholders may also obtain a copy by writing to the Corporate Secretary at the address set forth on the first page of this proxy statement/prospectus.

Code of Ethics and Business Conduct

FNF’s board of directors has adopted a Code of Ethics for Senior Financial Officers, which is applicable to FNF’s chief executive officer, FNF’s chief financial officer and FNF’s chief accounting officer, and a Code of Business Conduct and Ethics, which is applicable to all directors, officers and employees of FNF. The purpose of these codes is to (i) promote honest and ethical conduct, including the ethical handling of conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure; (iii) promote compliance with applicable laws and governmental rules and regulations; (iv) ensure the protection of FNF’s legitimate business interests, including corporate opportunities, assets and confidential information; and (v) deter wrongdoing. FNF’s codes of ethics and business conduct were adopted to reinvigorate and renew FNF’s commitment to its longstanding standards for ethical business practices. FNF’s reputation for integrity is one of its most important assets and each employee and director of FNF is expected to contribute to the care and preservation of that asset. Under FNF’s codes of ethics, an amendment to or a waiver or modification of any ethics policy applicable to FNF’s directors or executive officers must be disclosed to the extent required under SEC and/or NYSE rules.

Copies FNF’s Code of Business Conduct and Ethics and FNF’s Code of Ethics for Senior Financial Officers are available for review on FNF’s website at www.fnf.com. Stockholders may also obtain a copy of any of these codes by writing to the Corporate Secretary at the address set forth on the first page of this proxy statement/prospectus.

The Board of Directors and Its Committees

Four of the seven members of FNF’s board of directors (i.e., all directors other than Mr. Foley) are non-employees. Based on the recommendations of the Corporate Governance and Nominating Committee, the board of directors determined that all of the non-employee members of the board of directors other than Mr. Hagerty and Mr. Massey are independent under the criteria established by the NYSE and FNF’s Corporate Governance Guidelines. FNF’s board of directors met 9 times in 2005 and each member of the board of directors attended all of the meetings. FNF’s non-management directors also met periodically in executive sessions without management. In accordance with FNF’s Corporate Governance Guidelines, at each meeting a member of the Governance and Nominating Committee is designated by the other non-management directors to preside as the lead director during that session. In the past, FNF has not as a general matter required its board of directors members to attend FNF’s annual meeting of stockholders, although four of our directors did attend FNF’s 2005 annual meeting.

The board of directors has four standing committees, namely an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Executive Committee. The charter of each of the Audit, Compensation and Corporate Governance and Nominating Committees is available on FNF’s website at www.fnf.com. Stockholders also may obtain a copy of any of these charters by writing to the Corporate Secretary at the address set forth on the first page of this proxy statement/prospectus.

Corporate Governance and Nominating Committee

The members of the FNF Corporate Governance and Nominating Committee are Daniel D. (Ron) Lane, Cary H. Thompson and Douglas K. Ammerman. Each of Messrs. Lane, Thompson and Ammerman was deemed to be independent by the board of directors, as required by the NYSE. The FNF Corporate Governance and Nominating Committee met 1 time in 2005, and each of the members of the committee attended each meeting. The primary functions of the FNF Corporate Governance and Nominating Committee, as identified in its charter, are:

•	identifying individuals qualified to become members of the board of directors and making recommendations to the board of directors regarding nominees for election;

•	developing and recommending to the board of directors a set of corporate governance principles applicable to FNF and reviewing such principles at least annually;

•	developing and recommending to the board of directors standards to be applied in making determinations as to the absence of material relationships between FNF and a director;

•	adopting, revising and overseeing the board of director’s criteria for selecting new directors;

•	establishing procedures for the FNF Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the board of directors and management;

•	evaluating, at least annually, the performance of the FNF Corporate Governance and Nominating Committee;

•	considering nominees recommended by stockholders; and

•	assisting management in the preparation of the disclosure in the FNF’s annual proxy statement regarding the operations of the FNF Corporate Governance and Nominating Committee.

In fulfilling its duty to recommend nominees for election as directors, the committee considers, among other things, the following criteria:

•	personal qualities and characteristics, accomplishments and reputation in the business community;

•	current knowledge and contacts in the communities in which FNF does business and in FNF’s industry or other industries relevant to FNF’s business;

•	ability and willingness to commit adequate time to board of directors and committee matters;

•	the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of FNF; and

•	diversity of viewpoints, background, experience and other demographics.

The FNF Corporate Governance and Nominating Committee would consider qualified candidates for directors suggested by its stockholders. To date, no such suggestions have been received. Stockholders can suggest qualified candidates for director to the Corporate Governance and Nominating Committee by writing to FNF’s Corporate Secretary at 601 Riverside Avenue, Jacksonville, Florida 32204. The submission should provide a brief description of the qualifications of the candidate. Submissions that meet the criteria outlined above and in the Corporate Governance Guidelines will be forwarded to the Chairman of the Corporate Governance and Nominating Committee for further review and consideration.

Audit Committee

The members of the FNF Audit Committee are John F. Farrell, Jr. (Chairman), Daniel D. (Ron) Lane and Douglas K. Ammerman. The FNF board of directors has determined that each of the Audit Committee members is financially literate and independent as required by the rules of the SEC and the NYSE, and that Mr. Farrell is an audit committee financial expert, as defined by the rules of the SEC. The Audit Committee met 21 times in 2005 and each of the members attended all of the meetings during the time that he was a member of the committee. The primary functions of the Audit Committee include:

•	appointing, compensating and overseeing FNF’s independent auditor;

•	overseeing the integrity of FNF’s financial statements and FNF’s compliance with legal and regulatory requirements;

•	discussing the annual audited financial statements and quarterly financial statements with management and the independent auditors, including FNF’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operation”;

•	establishing procedures for receiving, processing and retaining complaints (including anonymous complaints) received by FNF concerning accounting controls or auditing issues;

•	engaging independent advisors, such as legal counsel and accounting advisors, as needed, to assist the Audit Committee in meeting its obligations;

•	approving any significant non-audit relationship with FNF’s independent auditors;

•	approving audit and non-audit services provided by FNF’s independent auditors;

•	discussing earnings press releases and financial information provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting, separately and periodically, with management, internal auditors and independent auditors;

•	evaluating, at least annually, the performance of the audit committee; and

•	producing an annual report for inclusion in FNF’s proxy statement, in accordance with applicable rules and regulations.

The Audit Committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Please refer to the section of this proxy statement/prospectus entitled “Report of the Audit Committee” for more information on the responsibilities of the Audit Committee.

Compensation Committee

The members of the FNF Compensation Committee are Cary H. Thompson (Chairman), Daniel D. (Ron) Lane and Douglas K. Ammerman. Each of Messrs. Thompson, Lane, and Ammerman was deemed to be independent by the board of directors, as required by the NYSE. The FNF Compensation Committee met 3 times in 2005, and each of the members of the committee attended each meeting. The functions of the FNF Compensation Committee include the following:

•	discharging the board of directors’ responsibilities relating to compensation of FNF’s executives;

•	reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and setting the Chief Executive Officer’s compensation level based on this evaluation;

•	making recommendations to the board of directors with respect to incentive-compensation plans and equity-based plans;

•	evaluating, at least annually, the performance of the FNF Compensation Committee; and

•	producing an annual report on executive compensation for inclusion in FNF’s proxy statement, in accordance with applicable rules and regulations.

For more information regarding the responsibilities of the Compensation Committee, please refer to the section of this proxy statement/prospectus entitled “— Compensation Committee Report on Executive Compensation.”

Executive Committee

The members of the FNF Executive Committee are William P. Foley, II and Cary H. Thompson. The FNF Executive Committee may invoke all of the power and authority of the board of directors in the management of FNF to the extent delegated by the board of directors and not otherwise prohibited by law. The FNF Executive Committee did not meet in 2005.

Contacting the Board of Directors

Any stockholder or other interested person who desires to contact any member of the FNF board of directors or the non-management members of the FNF board of directors as a group may do so by writing to: board of directors, c/o Corporate Secretary, Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204. Communications received are distributed by the Corporate Secretary to the appropriate member or members of the board of directors.

Information About FNF’s Executive Officers

The executive officers of FNF as of the date of this proxy statement/prospectus are set forth in the table below. Certain biographical information with respect to those executive officers who do not also serve as directors follows the table. Mr. Foley’s biographical information is set forth above.

			Employee
Name	Position With FNF	Age	Since

William P. Foley, II	Chairman of the Board and Chief Executive Officer	61	1984
Brent B. Bickett	President	41	1999
Alan L. Stinson	Executive Vice President, Chief Financial Officer and Chief Operating Officer	60	1998
Peter T. Sadowski	Executive Vice President and General Counsel	51	1999

Brent B. Bickett.  Mr. Bickett is President of FNF and he has served in that position since February 2006. He joined FNF in 1999 as a Senior Vice President, Corporate Finance and served as Executive Vice President, Corporate Finance from 2002 until January 2006. From August 1990 until January 1999, Mr. Bickett was a member of the Investment Banking Division of Bear, Stearns & Co., Inc., where he served as a Managing Director of the firm’s real estate, gaming, lodging and leisure group from 1997 until 1999.

Alan L. Stinson.  Mr. Stinson joined FNF in October 1998 as Executive Vice President, Financial Operations and assumed the role of Executive Vice President and Chief Financial Officer of FNF in early 1999. Mr. Stinson was also named Chief Operating Officer in February 2006. Prior to his employment with FNF, Mr. Stinson was Executive Vice President and Chief Financial Officer of Alamo Title Holding Company. From 1968 to 1994, Mr. Stinson was employed by Deloitte & Touche, LLP, where he was a partner from 1980 to 1994.

Peter T. Sadowski.  Mr. Sadowski has been the Executive Vice President and General Counsel for FNF since 1999 and has also served as Executive Vice President of FNT since October 2005. Prior to joining FNF, Mr. Sadowski was a Partner with Goldberg, Katz, Sadowski and Stansen from 1996 to 1999 and with the Stolar Partnership from 1980 to 1996, and prior to that, he served as Assistant Attorney General of the State of Missouri.

Proposal 3: Ratification of Appointment of Independent Registered Public Accountants

Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2006

FNF’s Audit Committee has appointed KPMG LLP to audit the consolidated financial statements of FNF for the 2006 fiscal year. KPMG LLP or its predecessors have continuously acted as independent auditors for FNF in respect of its fiscal years commencing with the fiscal year ended December 31, 1988. A representative of KPMG LLP is expected to be present at the annual meeting. The representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions. For more information concerning the engagement of KPMG LLP by FNF, see the sections of this proxy statement/prospectus entitled “Report of the Audit Committee” and “— Principal Accounting Fees and Services”.

The FNF board of directors recommends a vote FOR the ratification of the appointment of KPMG LLP as FNF’s independent registered public accountants for fiscal year 2006.

Principal Accounting Fees and Services

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, all audit and audit-related work and all non-audit work performed by FNF’s independent auditor, KPMG LLP, is approved in advance by the Audit Committee, including the proposed fees for such work.

FNF incurred the following fees for audit and other services performed by KPMG LLP with respect to fiscal years 2005 and 2004:

	2005	2004

Audit fees(1)	$7,386,000	$6,597,000
Audit related fees(2)	346,000	72,000
Tax fees(3)	199,000	107,000
All other fees(4)	35,000	212,000

	$7,966,000	$6,988,000

(1)	Audit fees consisted principally of fees for the audits, registration statements and other filings related to the FNF’s 2005 and 2004 financial statements, and audits of FNF’s subsidiaries required for regulatory reporting purposes, including billings for out of pocket expenses incurred.

(2)	Audit related fees in 2004 consisted principally of fees for Sarbanes-Oxley 404 documentation assistance services and fees for audits of employee benefit plans, and in 2005 consisted of fees for audits of employee benefit plans.

(3)	Tax fees, consisted principally of fees for tax compliance, tax planning and tax advice.

(4)	All other services consisted principally of information technology risk assessment services.

Approval of Accountants’ Services

SEC rules require that, before a company’s independent auditor is engaged to provide any audit or permissible non-audit services, the engagement must be pre-approved by the audit committee or entered into pursuant to pre-approval policies and procedures established by the audit committee. FNF’s Audit Committee has not established a pre-approval policy at this time. Rather, the FNF Audit Committee as a whole reviews and pre-approves all audit and permissible non-audit services to be provided by KPMG LLP.

Executive Compensation

The following Summary Compensation Table shows compensation paid by FNF and its subsidiaries to the named executive officers of FNF for all services in all capacities during the years indicated. As required by SEC rules, FNF also shows data for Mr. Quirk, who ceased being an executive officer of FNF upon the distribution in October 2005 of shares of FNT to the stockholders of FNF.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Restricted Securities
				Other Annual		Underlying	All Other
	Fiscal	Salary	Bonus	Compensation	Stock Awards	Options	Compensation
Name and Title	Year	($)(1)	($)(2)	($)(3)	($)(4)	(#)(5)	($)(6)

William P. Foley II	2005	1,000,000	4,402,846	1,298,690	2,628,000	3,641,295	191,522
Chairman, Chief	2004	991,667	4,558,000	374,065	—	1,108,237	185,024
Executive Officer	2003	950,016	3,600,000	687,007	8,257,500	8,250	169,250
Raymond R. Quirk	2005	647,500	1,282,500	38,693	2,628,000	—	33,070
Former President	2004	606,250	1,210,227	7,304	—	166,236	28,956
	2003	594,529	1,557,123	89,148	1,156,050	8,250	23,644
Alan L. Stinson	2005	510,000	925,269	47,614	876,000	558,544	11,012
Executive Vice	2004	458,333	907,667	18,474	—	166,236	9,220
President, Chief	2003	425,000	1,122,947	83,148	1,156,050	—	9,070
Financial Officer
Brent B. Bickett	2005	515,775	915,269	10,004	657,000	558,544	39,270
Executive Vice	2004	450,000	891,000	—	—	166,236	32,672
President,	2003	375,000	969,234	104,275	1,156,050	8,250	29,047
Corporate Finance
Peter T. Sadowski	2005	400,000	730,544	72,936	525,600	204,229	34,192
Executive Vice	2004	400,000	791,500	5,073	—	110,824	33,105
President, General	2003	350,000	745,432	75,732	660,600	8,250	25,917
Counsel

(1)	Amounts shown for the indicated fiscal year include amounts deferred at the election of the named executive officer pursuant to the FNF’s 401(k) plan.

(2)	Bonuses were awarded during the year following the year to which the bonuses relate, based on an evaluation by the Compensation Committee of the board of directors. During 2003, Mr. Stinson elected to defer $170,000 of his bonus amount and applied it to the FNF’s Executive Compensation Program.

(3)	Amounts shown for Mr. Foley include (i) the cost of an FNF provided automobile of $9,000 in 2005 and 2004 and $9,750 in 2003; (ii) tax and financial planning advice provided by third parties to Mr. Foley and Folco Development Corporation — $247,940 in 2005, $25,000 in 2004 and $58,078 in 2003; (iii) personal use of FNF assets by Mr. Foley and Folco Development Corporation — $321,795 in 2005, $102,515 in 2004; and $25,268 in 2003; and (iv) deferred compensation payouts of $719,955 in 2005 and $237,550 in 2004. Amounts shown for Mr. Quirk include (i) the cost of an FNF provided automobile of $6,000 in 2005, 2004, and 2003, (ii) financial planning advice provided by third parties of $32,693 in 2005, and (iii) personal use of FNF assets by Mr. Quirk of $1,304 in 2004. Amounts shown for Mr. Stinson include (i) personal use of FNF assets by Mr. Stinson of $41,694 in 2005 and $18,474 in 2004 and (ii) financial planning advice provided by third parties of $5,920 in 2005. Amounts shown for Mr. Bickett include (i) personal use of FNF assets by Mr. Bickett of $10,004 in 2005 and (ii) relocation expenses of $21,127 in 2003. Amounts shown for Mr. Sadowski include (i) financial planning advice provided by third parties of $49,346 in 2005; (ii) personal use of FNF assets by Mr. Sadowski of $23,590 in 2005 and $5,073 in 2004; and (iii) relocation expenses of $28,219 in 2003. Amounts also include amounts reimbursed during 2003 for the payment of taxes in connection with the restricted stock grant: Mr. Foley: $593,911; Mr. Quirk: $83,148; Mr. Stinson: $83,148; Mr. Bickett: $83,148; and Mr. Sadowski: $47,513.

(4)	Pursuant to the 2001 Plan, FNF granted rights to Messrs Foley, Quirk, Stinson, Bickett and Sadowski to purchase shares of restricted common stock of FNF on November 18, 2003. The restricted shares granted vest over a four year period, of which one-fifth vested immediately on the date of grant. Dividends are paid by FNF on the restricted stock granted. During 2005, in addition to paying regular dividends on the FNF restricted stock, FNF paid a special dividend of $10 per share on the restricted stock accounts. The following is the amount paid as a result of the special dividend: (i) Mr. Foley: $1,650,000; (ii) Mr. Quirk: $231,000; (iii) Mr. Stinson: $231,000; (iv) Mr. Bickett: $231,000; and (v) Mr. Sadowski: $132,000. The following are the number and aggregate value of FNF restricted stock holdings as of December 31, 2005: (i) Mr. Foley: 110,000 shares; $4,046,900 ; (ii) Mr. Quirk: 15,400 shares; $566,566; (iii) Mr. Stinson: 15,400 shares; $566,566; (iv) Mr. Bickett: 15,400 shares; $566,566; and (v) Mr. Sadowski: 8,800 shares; $323,752. Pursuant to the 2005 Stock Incentive Plan, FNT granted restricted shares of FNT common stock to Messrs. Foley, Quirk, Stinson, Bickett, and Sadowski on October 18, 2005. The restricted shares granted vest over a four year period. Dividends are paid by FNT on the restricted stock granted. The following are the number and aggregate value of restricted stock holding as of December 31, 2005: (i) Mr. Foley: 120,000 shares; $2,922,000; (ii) Mr. Quirk: 120,000 shares; $2,922,000; (iii) Mr. Stinson: 40,000 shares; $974,000; (iv) Mr. Bickett: 30,000 shares; $730,500; and (v) Mr. Sadowski: 24,000 shares; $584,400. Also as part of the FNT distribution, holders of FNF restricted stock were issued shares of FNT restricted stock per the distribution ratio. The following are the number and aggregate value of restricted stock holdings of FNT relating to this distribution as of December 31, 2005: (i) Mr. Foley: 19,250 shares; $468,738; (ii) Mr. Quirk: 2,694 shares; $65,599; (iii) Mr. Stinson: 2,694 shares; $65,599; (iv) Mr. Bickett: 2,694 shares; $65,599; and (v) Mr. Sadowski: 1,540 shares; $37,499.

(5)	The number of securities underlying options has been adjusted to reflect all dividends and stock splits, except for the 2004 grant of FNF stock options to each of these individuals on which the exercise prices of the options were not adjusted for the $10 special dividend paid in March 2005. On this grant, each individual was paid the $10 dividend on his grant which is subject to repayment should they leave employment prior to the full vesting of that award. The following is the amount paid as a result of the special dividend: (i) Mr. Foley: $10,000,000; (ii) Mr. Quirk: $1,500,000; (iii) Mr. Stinson: $1,500,000; (iv) Mr. Bickett: $1,500,000; and (v) Mr. Sadowski: $1,000,000. Because these amounts and the similar amounts referred to in footnote 3 were not preferential, they are not included in the amounts shown in the table.

(6)	Amounts shown for fiscal 2005 consist of the following: (i) Mr. Foley: FNF contribution to 401(k) Plan — $6,300, FNF paid life insurance premiums — $108,816 and FNF contribution to Employee Stock Purchase Plan — $76,406; (ii) Mr. Quirk: FNF paid life insurance premiums — $3,070 and FNF contribution to Employee Stock Purchase Plan — $30,000; (iii) Mr. Stinson: FNF contribution to 401(k) Plan — $6,300, and FNF paid life insurance premiums — $4,712; (iv) Mr. Bickett: FNF contribution to 401(k) Plan — $6,300, FNF paid life insurance premiums — $1,564 and FNF contribution to Employee Stock Purchase Plan — $31,406; and (v) Mr. Sadowski: FNF contribution to 401(k) Plan — $6,300, FNF paid life insurance premiums — $1,642 and FNF contribution to Employee Stock Purchase Plan — $26,250.

FNF Option Grants

The following table provides information as to options of FNF common stock granted to the named executive officers during 2005 pursuant to FNF’s 2004 Omnibus Incentive Plan.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value
	Number of	Percentage of			at Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(2)
	Options	Employees in	Base Price(1)	Expiration	5%	10%
Name	Granted (#)	Fiscal Year	($/Share)	Date	($)	($)

William P. Foley II	443,295	48.8%	$35.04	8/19/13	$7,415,835	$17,762,213
Raymond R. Quirk	—	—%	$35.04	n/a	$—	$—
Alan L. Stinson	110,824	12.2%	$35.04	8/19/13	$1,853,963	$4,440,563
Brent B. Bickett	110,824	12.2%	$35.04	8/19/13	$1,853,963	$4,440,563
Peter T. Sadowski	44,329	4.9%	$35.04	8/19/13	$741,575	$1,776,201

(1)	The stock options shown in the table above were granted to the named executive officers on August 19, 2005 at an exercise price of $35.04, the fair market value of FNF’s common stock on the date of grant. All such options were granted under FNF’s 2004 Omnibus Incentive Plan and vest in three equal annual installments beginning on the first anniversary of the date of grant. Vesting is accelerated upon a change in control of FNF occurring more than one year after grant.

(2)	These are assumed rates of appreciation, and are not intended to forecast future appreciation of FNF’s common stock.

FIS Option Grants

The following table provides information as to options of FIS common stock granted to the named executive officers during 2005 pursuant to the Old FIS 2005 Stock Incentive Plan.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value
	Number of	Percentage of			at Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(2)
	Options	Employees in	Base Price (1)	Expiration	5%	10%
Name	Granted (#)	Fiscal Year	($/Share)	Date	($)	($)

William P. Foley II	3,198,000	35.5%	$15.63	3/9/15	$31,444,788	$79,687,267
Raymond R. Quirk	—	—%	n/a	n/a	$—	$—
Alan L. Stinson	447,720	5.0%	$15.63	3/9/15	$4,402,270	$11,156,217
Brent B. Bickett	447,720	5.0%	$15.63	3/9/15	$4,402,270	$11,156,217
Peter T. Sadowski	159,900	1.8%	$15.63	3/9/15	$1,572,239	$3,984,363

(1)	The stock options shown in the table above were granted to the named executive officers on March 9, 2005 at an exercise price of $15.63, the fair market value of the common stock of FIS on the date of grant. All such options were granted under the Old FIS 2005 Stock Incentive Plan and vest either in quarterly installments over a four year period or upon the achievement of certain performance objectives, which were achieved in 2006. Vesting is accelerated upon a change in control of FIS occurring more than one year after grant.

(2)	These are assumed rates of appreciation, and are not intended to forecast future appreciation of the common stock of FIS.

Option Exercises and Fiscal Year-End Values

The following table summarizes information regarding exercises of FNF stock options by the named executive officers during 2005 and unexercised FNF options held by them as of December 31, 2005.

Aggregated FNF Stock Option Exercises

In Last Fiscal Year and Fiscal Year-End Option Values

	Shares		Number of	Value of Unexercised
	Acquired on		Unexercised Options	In-the-Money Options at
	Exercise(1)	Value Realized(1)	at December 31, 2005 (#)	December 31, 2005(2) ($)
	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

William P. Foley, II	465,367	$18,080,932	4,715,696/1,182,119	$126,237,816/$3,558,207
Raymond R. Quirk	85,622	$2,634,115	534,275/110,824	$12,659,472/$417,208
Alan L. Stinson	61,599	$1,965,757	462,595/221,648	$10,882,503/$611,416
Brent B. Bickett	116,840	$4,130,070	366,668/221,648	$7,891,621/$611,416
Peter T. Sadowski	19,128	$428,682	56,076/118,211	$537,129/$355,818

(1)	All shares acquired on exercise are shares of FNF common stock.

(2)	In accordance with the rules of the SEC, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, the fair market value, which represents the closing price of FNF’s common stock reported by the NYSE on December 31, 2005, is deemed to be $36.79.

The following table summarizes information regarding FIS options held by the named executive officers of FNF as of December 31, 2005. There were no exercises of FIS stock options by the named executive officers during 2005.

Aggregated FIS Stock Option Exercises
in Last Fiscal Year and Fiscal Year-End Option Values

Number of
			Unexercised Options	Value of Unexercised
			at December 31, 2005	In-the-Money Options at
	Shares Acquired	Value	(#)	December 31, 2005(1) ($)
	on Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

William P. Foley, II	—	$—	426,373/2,771,627	$10,338,663/$67,531,246
Raymond R. Quirk	—	$—	—/—	—/$—
Alan L. Stinson	—	$—	56,692/388,028	$1,454,408/$9,454,380
Brent B. Bickett	—	$—	56,692/388,028	$1,454,408/$9,454,380
Peter T. Sadowski	—	$—	21,318/138,582	$519,417/$3,376,578

(1)	In accordance with the rules of the SEC, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, the fair market value, which represents the closing price of FIS’s common stock reported by the NYSE on December 31, 2005, is deemed to be $40.56.

Employment Agreements

William P. Foley, II.  FNF entered into a five-year employment agreement with its Chairman and Chief Executive Officer, Mr. Foley, effective March 22, 2001, which was subsequently amended to extend the term to December 31, 2006. Pursuant to the terms of this agreement, Mr. Foley’s minimum annual base salary for fiscal 2006 is $1,000,000. The agreement provides for additional incentive compensation in respect of each fiscal year ending during the term thereof in the form of an annual cash bonus as determined in accordance with the Annual Incentive Plan. Pursuant to the Annual Incentive Plan, the Compensation Committee has approved a formula that awards Mr. Foley for meeting specified performance levels, based on FNF’s return on equity and other specified operational goals. The agreement includes other compensation and executive fringe benefits. There is a change in control provision enabling Mr. Foley to terminate this agreement due to a change in control during the period commencing 60 days and expiring 365 days after such change in control. In the event of termination of the agreement for good reason (defined in the agreement as a change in control) or if Mr. Foley’s employment is terminated following a change of control, under certain circumstances he will receive (i) his salary through the date of termination, (ii) severance pay in an amount equal to the sum of (A) his annual salary in effect as of the date of termination plus (B) the greater of his highest bonus paid or payable to him during the term of his agreement or the bonus that would have been paid to him in 1999 had this agreement been in effect in 1998, multiplied by the greater of the number of years remaining in the term of employment, including partial years, or three years, (iii) immediate vesting of all options not vested at the date of termination, and (iv) maintenance of all benefit plans and programs for Mr. Foley for the greater of three years or the number of years (including partial years) remaining in the agreement. The agreement allows FNF to terminate Mr. Foley upon written notice without cause on terms specified in the agreement. Upon Mr. Foley’s death, his estate will receive a payment in the amount of the minimum annual base salary for the remainder of the agreement. Upon incapacity or disability for a continuous period of nine months, FNF may terminate the employment contract with Mr. Foley upon payment of an amount equal to his minimum annual base salary, without offset for the remainder of the agreement.

Alan L. Stinson.  FNF entered into a three-year employment agreement with Alan L. Stinson effective March 22, 2001, which was subsequently amended to extend the term of the agreement until December 31, 2006. Pursuant to the agreement, Mr. Stinson’s minimum base salary for fiscal 2006 is $600,000. His base salary may be increased at the discretion of the Compensation Committee of the board of directors. Mr. Stinson’s annual bonus will be payable pursuant to the Annual Incentive Plan. The cash bonus payable to Mr. Stinson under the Annual

Incentive Plan awards him for meeting specified performance levels based on FNF’s return on equity and specified operational goals. There is a change in control provision enabling Mr. Stinson to terminate this agreement due to a change in control during the period commencing 60 days and expiring 365 days after such change in control. In the event of termination of the agreement for good reason (defined in the agreement as a change in control) or if Mr. Stinson’s employment is terminated following a change in control under certain circumstances, he will receive (i) his minimum annual base salary through the date of termination, (ii) severance pay in an amount equal to the sum of (A) his minimum annual salary in effect as of the date of termination plus (B), the greater of his annual salary in effect as of the date of termination or the highest bonus paid or payable to him during the term of the agreement, multiplied by the greater of the number of years (including partial years) remaining in the agreement or the number two, and (iii) maintenance of all benefit plans and programs for Mr. Stinson for the greater number of two years or the number of years (including partial years) remaining in the agreement.

Brent B. Bickett.  FNF entered into a three-year employment agreement with Brent B. Bickett effective November 11, 2004. Pursuant to the agreement, Mr. Bickett’s minimum base salary for fiscal 2006 is $600,000. His base salary may be increased at the discretion of the Compensation Committee of the board of directors. Mr. Bickett’s annual bonus will be payable pursuant to the Annual Incentive Plan. The cash bonus payable to Mr. Bickett under the Annual Incentive Plan awards him for meeting specified performance levels based on FNF’s return on equity and specified operational goals. There is a change in control provision enabling Mr. Bickett to terminate this agreement due to a change in control during the period commencing 60 days and expiring 365 days after such change in control. In the event of termination of the agreement for good reason (defined in the agreement as a change in control) or if Mr. Bickett’s employment is terminated following a change in control under certain circumstances, he will receive (i) his minimum annual base salary through the date of termination, (ii) severance pay in an amount equal to the sum of (A) his minimum annual base salary in effect as of the date of termination plus (B) the greater of his annual salary in effect as of the date of termination or the highest bonus paid or payable to him during the term of the agreement, multiplied by the greater of the number of years (including partial years) remaining in the agreement or the number two, and (iii) maintenance of all benefit plans and programs for Mr. Bickett for the greater number of two years or the number of years (including partial years) remaining in the agreement.

Peter T. Sadowski.  FNF entered into a three-year employment agreement with Peter T. Sadowski effective July 18, 2003, which was subsequently amended to extend the term until December 31, 2006. Pursuant to the agreement, Mr. Sadowski’s minimum base salary for fiscal 2006 is $440,000. His base salary may be increased at the discretion of the Compensation Committee of the board of directors. Mr. Sadowski’s annual bonus will be payable pursuant to the Annual Incentive Plan. The cash bonus payable to Mr. Sadowski under the Annual Incentive Plan awards him for meeting specified performance levels based on FNF’s return on equity and specified operational goals. There is a change in control provision enabling Mr. Sadowski to terminate this agreement due to a change in control during the period commencing 60 days and expiring 365 days after such change in control. In the event of termination of the agreement for good reason (defined in the agreement as a change in control) or if Mr. Sadowski’s employment is terminated following a change in control under certain circumstances, he will receive (i) his minimum annual base salary through the date of termination, (ii) severance pay in an amount equal to the sum of (A) his minimum annual base salary in effect as of the date of termination plus (B) the greater of his annual salary in effect as of the date of termination or the highest bonus paid or payable to him during the term of the agreement, multiplied by the greater of the number of years (including partial years) remaining in the agreement or the number two, and (iii) maintenance of all benefit plans and programs for Mr. Sadowski for the greater number of two years or the number of years (including partial years) remaining in the agreement.

Retirement Benefits

FNF maintains an employee stock purchase plan and a 401(k) profit sharing plan covering substantially all of its employees. These plans do not discriminate in favor of directors or executive officers in the nature or level of benefits provided to participants. Additionally, in connection with FNF’s merger with Chicago Title, FNF assumed Chicago Title’s noncontributory defined benefit pension plan (the “Pension Plan”). The Pension Plan covered certain Chicago Title employees and the benefits thereunder were based on years of service and the employee’s average monthly compensation in the highest 60 consecutive calendar months during the 120 months ending at retirement or termination. Effective as of December 31, 2001, the Pension Plan was frozen and there will be no future credit given for years of service or changes in salary. None of the named executive officers was ever a participant in the Pension Plan.

Employee Stock Purchase Plan.  In 1987, the stockholders approved the adoption of an Employee Stock Purchase Plan (the “ESPP”). Under the terms of the ESPP and subsequent amendments, eligible employees may voluntarily purchase, at current market prices, shares of FNF’s common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. FNF contributes varying amounts as specified in the ESPP.

401(k) Profit Savings Plan.  FNF offers a 401(k) Profit Sharing Plan (the “401(k) Plan”), which is a qualified voluntary contribution savings plan, to substantially all of its employees. Eligible employees may contribute up to 15% of their pretax annual compensation, subject to annual limitations imposed by the Internal Revenue Service. FNF matches 50% of each dollar of employee contribution up to 6% of the employee’s total compensation.

Compensation Committee Interlocks and Insider Participation

The FNF Compensation Committee is currently composed of Cary H. Thompson, Daniel D. (Ron) Lane, and Douglas K. Ammerman. During fiscal 2005, no member of the FNF Compensation Committee was a former or current officer or employee of FNF or any of its subsidiaries. In addition, during 2005, no executive officer of FNF served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on the FNF Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the board of directors.

Mr. Thompson is a Senior Managing Director with Bear Stearns & Co. Inc. During 2005, Bear Stearns provided investment advisory and brokerage services to subsidiaries of FNF, for which Bear Stearns received fees in the amount of approximately $11.2 million. In the opinion of management, the terms of these transactions were fair to FNF and substantially the same as could have been obtained in transactions with unaffiliated parties. As described elsewhere in this proxy statement/prospectus, Bear Stearns also acts as financial advisor to the special committee of the FNF board of directors in connection with the merger.

Performance Graph

	2000	2001	2002	2003	2004	2005
FNF	100	75.08	110.67	166.33	219.05	270.43
S&P 500 Index	100	88.21	68.83	88.35	97.81	102.56
S&P 400 Financials Index	100	100.60	93.67	125.38	149.81	164.93

Compensation Committee Report on Executive Compensation

This report summarizes the philosophical principles, specific program objectives, and other factors considered by the FNF Compensation Committee in reaching its determinations regarding the compensation of executive officers in 2005, including the basis for compensation of the chief executive officer.

Purpose of the Compensation Committee.  The FNF Compensation Committee’s primary function is to assist the board of directors in discharging its responsibilities related to the compensation of FNF’s executive officers and other executives as designated by the board of directors. The FNF Compensation Committee seeks to ensure that FNF’s compensation policies and practices are consistent with FNF’s values and support the successful recruitment, development, and retention of executive talent in order to achieve FNF’s business objectives and optimize long-term financial returns. The FNF Compensation Committee’s actions and decisions are presented to the full board of directors for its consideration.

During 2005, the FNF Compensation Committee was composed entirely of independent directors, as defined under current New York Stock Exchange listing standards and FNF’s Corporate Governance Guidelines. The FNF Compensation Committee engages its own independent consultant to (a) advise it regarding “best practices” in executive compensation, (b) annually review market data to assess FNF’s competitive position and the reasonableness of base salary, annual incentives, long-term incentives and perquisites, and (c) advise it with respect to specific executive compensation decisions. The FNF Compensation Committee reviews perquisites as well as employment, severance, or similar arrangements for FNF executives and also monitors compliance with FNF’s stock ownership guidelines. After each regular meeting, the FNF Compensation Committee holds an executive session of only FNF Compensation Committee members.

The FNF Compensation Committee’s Charter provides greater detail concerning the Compensation Committee’s responsibilities and procedures. A copy of the FNF Compensation Committee Charter is posted on FNF’s web site at www.fnf.com. FNF stockholders also may obtain a copy by writing to the Corporate Secretary at the address set forth on the first page of this proxy statement/prospectus.

Compensation Philosophy.  FNF seeks to attract and motivate a highly qualified workforce to deliver superior performance that builds stockholder value. Below is a brief summary of certain basic elements of FNF’s executive compensation philosophy:

1. Linkage to Company Performance .  The essence of FNF’s executive compensation program is the linkage of compensation to FNF’s performance. Our approach is based on the belief that the interests of executives should be closely aligned with those of FNF’s stockholders. A significant portion of each executive’s total compensation is linked to accomplishing specific, measurable results intended to build value for stockholders. Compensation plans are developed to motivate executives to improve the overall performance and profitability of FNF and the specific region/unit to which they are assigned. Executives generally will be rewarded only when and if the business goals previously established by management and the FNF Compensation Committee have been achieved. Each executive’s individual performance and contribution will be reflected through differentiated salary adjustments and the amount of incentive awards paid, if any. Long-term incentive awards are paid in stock options and restricted stock, further reinforcing the link between the executives’ and stockholders’ interests. Moreover, total compensation must be set at competitive levels to attract highly qualified talent to the Company, motivate employees to perform at their highest levels, reward outstanding achievement, and retain those individuals with the leadership abilities and skills necessary for building long-term stockholder value. A significant part of an executive’s total compensation is variable, at material risk, and tied to both the annual and long-term financial performance of the Company, such as profit, growth, returns, and stockholder value. Stock ownership is also emphasized, so that executives manage from an owner’s perspective. The FNF Compensation Committee believes that material stock ownership by executives effectively aligns the interests of those employees with those of stockholders and strongly motivates executives to build long-term share value.

2. Stock Ownership Guidelines.  The FNF Compensation Committee and the board of directors feel that the best way to reinforce the link between executives and stockholders is to require that executives own a significant amount of FNF common stock. As a result, the FNF Compensation Committee has established formal stock ownership guidelines for all corporate officers, including the named executive officers, and members of the board of directors. A copy of FNF’s stock ownership guidelines is posted on FNF’s website at www.fnf.com. As evidence of their commitment to these guidelines, each named executive officer currently holds more than their respective guideline amount. The guidelines, including those applicable to non-employee directors, are as follows:

Position	Minimum Aggregate Value

Chairman and CEO	5 times base salary
Other Officers	2 times base salary
Members of the board of directors	2 times annual retainer

3. Expensing of Stock Options.  The Company elected, beginning in 2003, to treat stock options and restricted stock as an expense under Financial Accounting Standard 123R. The FNF Compensation Committee and the FNF board of directors believe that this treatment reflects greater accuracy and transparency of the cost of these incentives and promotes better corporate governance.

4. Repricing of Stock Options.  FNF’s policy is to prohibit the repricing of stock options. FNF’s compensation plans contain that prohibition.

5. Dilution from Equity-Based Compensation.  The FNF Compensation Committee reviews potential shareholder dilution that may occur as a result of grants under our equity-based compensation programs. Based on a discussion with our compensation consultant and a review of competitive market data, we believe that the potential dilution is within the range prevailing among other public companies relevant to compare to the Company.

6. Perquisites.  It is our philosophy to provide few perquisites to executives. In general, the perquisites we provide are intended to help executives be more productive and efficient or to protect the company and the executive from certain business risks and potential terrorist threats. In 2005, certain executive officers received the following perquisites: assistance with financial planning, reimbursement for an automobile lease payment, personal use of a Company airplane, country club membership, and an annual physical exam. Our review of competitive market data indicates that the perquisites provided to executives are reasonable and within market practice.

7. Retirement Benefit.  The Company does not sponsor any additional pension retirement plan for executives.

8. Employment Contracts.  Certain senior officers, including those reported in the Summary Compensation Table, have employment agreements with the Company. The main purpose of the employment agreements is to protect the Company from certain business risks (threats from competitors, loss of confidentiality or trade secrets, disparagement, solicitation of customers and employees) and to define FNF’s right to terminate the employment relation. The employment agreements also protect the executive from certain risks, such as a change in control of the Company and death or disability.

9. Compensation Deductibility Policy.  Section 162(m) of the Internal Revenue Code limits the Company from deducting compensation paid in any year to a named executive officer in excess of $1 million, but does not subject performance-based compensation to this limit. The FNF Compensation Committee continues to emphasize performance-based compensation for executives, thus minimizing the limits of Section 162(m). However, the FNF Compensation Committee believes that its primary responsibility is to provide a compensation program that attracts, retains, and rewards the executive talent necessary for FNF’s success. Consequently, in any year the FNF Compensation Committee may authorize nonperformance-based compensation that is not fully deductible under Section 162(m).

Components of Executive Compensation.  The main components of the executive compensation program are base salary, annual performance bonus plan, stock options, and restricted stock. FNF funded retirement benefits are not a significant component of compensation. The FNF Compensation Committee determines the amount of compensation under each component based on the appropriate ratio between performance-based compensation and other forms of compensation, the level of responsibility and individual contribution of the executive officer, and competitive practice in the marketplace for similar executives from companies of similar size and complexity as FNF.

1. Base salary.  When establishing base salaries for executives, consideration is given to compensation paid for similar positions at companies included in compensation surveys and a specific group of companies of similar size and complexity. In addition, other factors such as individual performance, potential for future advancement, specific job responsibilities, and length of time in their current position will influence the final determination for individual executives.

2. Annual performance bonus.  Annual performance incentive awards for executive officers are provided in order to promote the achievement of FNF’s short-term business objectives that are important to executing its business strategy. For 2005, the FNF Compensation Committee established a fixed percentage of base salary as an executive’s target annual incentive opportunity, which ranged from 75% to 160% of base salary. For each executive, actual payout may range from zero to two times (three times for Mr. Foley) the target incentive opportunity, depending on achievement of goals, with payments increasing as performance improves. No bonus payment will be made to the executive officer, however, if a defined, minimum performance threshold is not attained.

At the beginning of each year, the FNF Compensation Committee establishes performance targets and also sets a minimum performance level that must be achieved before any awards can be paid, giving consideration to FNF’s prior year’s performance and objectives as well as to investor expectations for FNF in the upcoming year. Additionally, individual performance goals may be established for each executive. Annual incentive awards for 2005 were based on meeting weighted objectives for return on equity, revenue growth, earnings, and other key strategic objectives. As in previous years, management recommended that the FNF Compensation Committee establish aggressive performance targets for 2005. For 2005, FNF’s actual financial results for the performance goals were above target performance requirements. FNF had another year of outstanding performance for 2005. Shareholder return (i.e., stock price appreciation plus dividends) was over 23% for 2005, well ahead of the S&P 500 index. For the three-year period 2003 to 2005, annual shareholder return was over 33%, including the $10 per share special cash dividend paid in March 2005. FNF increased its market capitalization by over $1 billion for 2005, excluding the impact of the $10 per share special cash dividend. For 2003 to 2005, market capitalization increased by over $3 billion. Furthermore, FNF outperformed its peers in the title industry on key dimensions of financial performance and shareholder return. The management team also initiated the major elements of its recapitalization strategy, including the spin-off of the Title Group, the merger of Information Systems with Certegy, several acquisitions, and debt restructuring.

3. Stock options and restricted stock.  Key objectives of the stock-based incentive plans are to help FNF attract and retain outstanding employees and to promote the growth and success of FNF’s business by aligning the financial interests of these employees with FNF’s stockholders. The plans authorize the FNF Compensation Committee to grant stock options, restricted stock, stock appreciation rights, and other stock awards to employees of FNF. The plans also authorize the payment of dividends or dividend equivalents on any grants of restricted stock or stock options.

In 2005, the FNF Compensation Committee authorized a grant of FNF stock options to the executive officers. The options have an exercise price equal to the market price of FNF’s common stock on the grant date, vest over three years based on continued employment, and expire eight years after the grant date. Stock options encourage executives to become owners of FNF, which further aligns their interests with those of the stockholders. Furthermore, these options have value to the executives only if the price of FNF’s stock appreciates after the options are granted. Certain executives also received a grant of restricted stock using the stock of Fidelity National Title Group and stock options using Fidelity Information Solutions, Inc. stock (both companies are subsidiaries of FNF). The FNF Compensation Committee believes that the stock option grants, in combination with the restricted stock grants, provides a balanced approach with regard to equity-based compensation and maintains a reasonable level of equity dilution for our stockholders. Executives have the right to dividends payable on the restricted stock and the stock-based incentive plans allow FNF to pay dividends on certain stock options held by executives.

Chief Executive Officer Compensation.  The Chief Executive Officer participates in the same programs and receives compensation based on the same factors as the other executive officers. However, Mr. Foley’s overall compensation level reflects his greater degree of policy and decision-making authority, his higher level of responsibility with respect to the strategic direction of FNF, and his ultimate responsibility for the financial and operational results of FNF.

In determining Mr. Foley’s compensation, the FNF Compensation Committee and the FNF board of directors focused on competitive levels of compensation for CEOs managing companies of similar size and complexity and the importance of retaining a chief executive officer with the strategic, financial, and leadership skills to ensure the continued growth and success of FNF. Mr. Foley’s base salary and annual incentive target opportunity are close to the marketplace average for companies of similar size and complexity. His equity-based compensation for 2005 was above the marketplace average, allowing him to earn above average compensation if supported by FNF’s performance.

During 2005, Mr. Foley continued to demonstrate strong leadership and vision for FNF, to implement key strategic initiatives that strengthen FNF and increase stockholder value, and to enhance FNF’s competitiveness. FNF had another year of outstanding performance for 2005. Shareholder return was over 23% for 2005, including the $10 per share special cash dividend paid in March 2005. For the three-year period 2003 to 2005, annual shareholder return was over 33%. Further, under his leadership, FNF increased its market capitalization by approximately $1 billion for 2005, excluding the impact of the $10 per share special cash dividend. For 2003 to 2005, market capitalization increased by approximately $3 billion. Furthermore, FNF outperformed its peers in the title industry on key dimensions of financial performance and shareholder return. Mr. Foley also lead the implementation of major elements of FNF’s recapitalization strategy, including the spin-off of the Title Group, the merger of Information Systems with Certegy, several acquisitions, and debt restructuring.

For 2005, Mr. Foley’s base salary did not increase and remained the same as for 2004. His 2005 annual incentive target also did not increase and remained the same as his 2004 level. Mr. Foley’s actual bonus for 2005 was paid above his target level, reflecting the outstanding achievements of FNF (some of which are described in the prior paragraph) and Mr. Foley personally. He was granted 400,000 stock options of FNF at fair market value, 5,000,000 stock options of Fidelity Information Solutions, Inc. at fair market value, and 120,000 restricted shares of Fidelity National Title. These grants reflect the FNF Compensation Committee’s view of the value of his long-term contribution to and leadership of FNF, the FNF Compensation Committee’s and the FNF board of director’s desire to retain Mr. Foley and foster his desire to exceed our expectations, and competitive marketplace practices.

This report is respectfully submitted by the members of the FNF Compensation Committee of the FNF board of directors as of December 31, 2005:

The Compensation Committee
Cary H. Thompson, Chairman
Daniel D. (Ron) Lane
Douglas K. Ammerman

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires FNF’s executive officers and directors to file reports of their ownership, and changes in ownership, of FNF’s common stock with the SEC. Executive officers and directors are required by the SEC’s regulations to furnish FNF with copies of all forms they file pursuant to Section 16 and FNF is required to disclose in this report any failure of its directors and executive officers to file by the relevant due date any of these reports during fiscal year 2005. Based solely upon a review of the copies of the reports received by it, FNF believes that all such filing requirements were satisfied.

Security Ownership of Certain Beneficial Owners

As of June 30, 2006, based upon filings with the SEC, there is no person known to FNF to be the beneficial owner of more than 5% of FNF’s common stock other than as set forth below and in the “Security Ownership of Management” table below.

	Number of Shares
Name	Beneficially Owned	Percent of Class

Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	10,340,785	5.95%

Security Ownership of Management

The following table sets forth the beneficial ownership as of June 30, 2006, of the common stock of FNF by each director, by the director nominees, all executive officers named in the “Summary Compensation Table”, and all directors and executive officers as a group. The information as to beneficial stock ownership is based on data furnished by the persons concerning whom such information is given.

	Number of
	Shares		Number of
Name	Owned(1)		Options(2)	Total	Percent of Total

William P. Foley, II	5,751,227	(3)	4,373,862	10,125,089	5.61%
Douglas K. Ammerman	1,125		7,389	8,514	*
John F. Farrell, Jr.	10,075		64,933	75,008	*
Richard N. Massey	15,200			15,200	*
Daniel D. (Ron) Lane	139,472		72,332	211,804	*
Cary H. Thompson	9,147		76,994	86,141	*
Thomas M. Hagerty	7,500			7,500	*
Alan L. Stinson	124,492		292,507	416,999	*
Brent B. Bickett	97,962		403,610	501,572	*
Peter T. Sadowski	114,955		70,853	185,808	*
All directors and officers (10 persons)	6,271,155		5,362,480	11,633,635	6.41%

*	Represents less than 1% of FNF’s common stock.

(1)	Includes unvested restricted shares in the following amounts: Mr. Foley — 110,000; Messrs. Stinson and Bickett — 15,400; Mr. Sadowski — 8,800; and Messrs. Farrell, Lane, and Thompson — 2,200.

(2)	Represents shares subject to stock options that are exercisable on June 30, 2006, or become exercisable within 60 days of June 30, 2006.

(3)	Included in this amount are 2,449,535 shares held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole stockholders (with shared voting and investment control) and 579,119 shares held by Foley Family Charitable Foundation.

Equity Compensation Plans

The following table provides information regarding securities authorized for issuance under FNF’s equity compensation plans as of December 31, 2005.

Number of
	Number of		Securities
	Securities to be	Weighted-Average	Remaining Available
	Issued Upon	Exercise Price of	for Future Issuance
	Exercise of	Outstanding	Under Equity
	Outstanding	Options,	Compensation Plans
	Options, Warrants,	Warranties, and	(Excluding Securities
	and Rights (a)	Rights (b)	Reflected in Column (a))(c)

Equity compensation plans approved by security holders	15,069,311	$18.47	12,315,659
Equity compensation plans not approved by security holders(1)	820,982	$8.54	—
Total	15,890,293	$17.96	12,315,659

(1)	The equity compensation plans not approved by security holders represent options granted outside of FNF’s stock option plans pursuant to various agreements approved by the board of directors of FNF. The options were granted with an exercise price equal to the fair market value of the underlying stock as of the date of grant, and have terms of 10 to 12 years.

Report of the Audit Committee

The FNF Audit Committee of the board of directors submits the following report on the performance of certain of its responsibilities for the year 2005:

The primary function of FNF’s Audit Committee is oversight of FNF’s financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. FNF’s Audit Committee acts under a written charter, which was amended in 2004 and subsequently approved by FNF’s board of directors. The FNF Audit Committee reviews the adequacy of its charter at least annually. FNF’s Audit Committee is comprised of the three directors named below, each of whom has been determined by the board of directors to be independent as defined by the recently revised New York Stock Exchange independence standards. In addition, FNF’s board of directors has designated John F. Farrell, Jr. as an audit committee financial expert as defined by SEC rules.

In performing its oversight function, the FNF Audit Committee reviewed and discussed with management and KPMG LLP, the FNF Audit Committee independent auditors, the audited financial statements of FNF as of and for the year ended December 31, 2005. Management and KPMG LLP reported to us that FNF’s consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of FNF and its subsidiaries in conformity with generally accepted accounting principles. The FNF Audit Committee also discussed with KPMG LLP matters covered by the Statement on Auditing Standards No. 61 “Communication with Audit Committees.” Additionally, the FNF Audit Committee reviewed and discussed management’s report on internal controls over financial reporting and the related audit performed by KPMG LLP, which confirmed the effectiveness of FNF’s internal controls over financial reporting.

The FNF Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (“Independence Discussions with Audit Committees”), and have discussed with them their independence. In addition, the FNF Audit Committee has considered whether KPMG LLP’s provision of non-audit services to FNF is compatible with their independence.

SEC rules require that, before a company’s independent auditor is engaged to provide any audit or permissible non-audit services, the engagement must be pre-approved by the audit committee or entered into pursuant to pre-approval policies and procedures established by the audit committee. FNF’s Audit Committee has not established a pre-approval policy at this time. Rather, the FNF Audit Committee as a whole reviews and pre-approves all audit and permissible non-audit services to be provided by KPMG LLP.

Finally, the FNF Audit Committee discussed with FNF’s internal auditors and KPMG LLP the overall scope and plans for their respective audits. The FNF Audit Committee met with KPMG LLP at each meeting, both with and without management present. The FNF’s Audit Committee discussions with them included the results of their examinations, their evaluations of FNF’s internal controls and the overall quality of FNF’s financial reporting.

Based on the reviews and discussions referred to above, the FNF Audit Committee recommended to FNF’s board of directors that the audited financial statements referred to above be included in FNF’s Annual Report on Form 10-K for the fiscal year ended 2005 and that KPMG LLP be appointed independent auditors for FNF for 2006.

In carrying out its responsibilities, the FNF Audit Committee looks to management and the independent auditors. Management is responsible for the preparation and fair presentation of FNF’s financial statements and for maintaining effective internal control. Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process in compliance with Sarbanes-Oxley Section 404 requirements. The independent auditors are responsible for auditing FNF’s annual financial statements and expressing an opinion as to whether the statements are fairly stated in conformity with generally accepted accounting principles. In addition, the independent auditors are responsible for auditing FNF’s internal controls over financial reporting and for expressing opinions on both the effectiveness of controls and management’s assertion as to this effectiveness. The independent auditors perform their responsibilities in accordance with the standards of the Public Company Accounting Oversight Board. The members of the FNF Audit Committee are not professionally engaged in the practice of accounting or auditing, and are not experts under the Securities Act of 1933 in either of those fields or in auditor independence.

The foregoing report is provided by the following independent directors, who constitute the FNF Audit Committee:
Audit Committee
John F. Farrell, Jr., Chairman
Daniel D. (Ron) Lane
Douglas K. Ammerman

Directors’ Compensation

Directors who also are officers of FNF do not receive any compensation for acting as directors, except for reimbursement of reasonable expenses, if any, incurred in attending board of director meetings. Non-employee directors participate in a compensation program that is designed to achieve the following goals: fairly pay directors for work required by a company of FNF’s size, complexity, and scope; align directors’ interest with the long-term interests of FNF’s stockholders; provide a level of pay that is competitive with the marketplace for companies of similar size and complexity to FNF; and maintain a simple format that is transparent and easy for shareholders to understand. For 2005, non-employee directors received the following:

•	An annual retainer of $30,000;

•	A per meeting fee of $2,500 for each board of directors meeting attended;

•	An annual retainer of $5,000 for service on any board of directors committee (except Audit) or a $7,500 annual retainer for the chair of any committee (except Audit);

•	An annual retainer of $7,500 for service on the Audit committee or a $15,000 annual retainer if chair of the Audit committee;

•	A per meeting fee of $1,500 for each committee meeting attended (except Audit which has a per meeting fee of $3,000);

•	Expenses of attending board of directors and committee meetings; and

•	In addition, on August 19, 2005 each non-employee director received options to acquire 20,000 shares of the common stock of Fidelity National Financial, Inc. The options were granted at an exercise price of $38.83, which was the fair market value on the date of grant. The options vest in three equal annual installments beginning on the first anniversary of the date of grant. The options are exercisable for a period of eight years.

FNF also adopted stock ownership guidelines for its directors. Each director is encouraged to own shares of FNF common stock with a value equal to two times the annual retainer.

INFORMATION ABOUT FIS

For a detailed description of FIS’s business, the latest financial statements of FIS, management’s discussion and analysis of FIS’s financial condition and results of operations, and other important information concerning FIS, please refer to FIS’s Annual Report on Form 10-K for the year ended December 31, 2005, its Amended Annual Report on Form 10-K/A for the year ended December 31, 2005, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2006, and other documents filed with the SEC, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 1.

Generally

FIS was incorporated in 2001 under the laws of the State of Georgia as a wholly owned subsidiary of Equifax Inc., which then contributed its payment services division and “spun off” FIS to Equifax’s shareholders. FIS’s current principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number at that address is (904) 854-8100. FIS maintains Web site addresses at www.certegy.com and www.fidelityinfoservices.com. These web sites and the information contained in these web sites are not a part of this proxy statement/prospectus.

FIS is a publicly traded company, with its common stock listed on the NYSE under the symbol “FIS.”

Recent Developments

On February 1, 2006, FIS, then named Certegy Inc., consummated a business combination with Fidelity National Information Services, Inc., or Old FIS, a Delaware corporation, pursuant to an Agreement and Plan of Merger, dated September 14, 2005, among FIS, Old FIS, and one of FIS’s wholly owned subsidiaries. As a result, among other things:

•	Old FIS merged into FIS’s wholly owned subsidiary and each outstanding share of Old FIS common stock was converted into the right to receive 0.6396 shares of FIS common stock;

•	the stockholders of Old FIS, including its then majority stockholder, FNF, then owned approximately 67.4% of FIS’s outstanding common stock, and FNF and its subsidiaries now own approximately 51.3% of FIS’s outstanding common stock;

•	FIS paid a special cash dividend of $3.75 per share, or a total of approximately $236.4 million, to its shareholders of record on the close of business on the day prior to the consummation of the business combination;

•	FIS changed its name to “Fidelity National Information Services, Inc.”; and

•	FIS changed its NYSE trading symbol from “CEY” to “FIS”.

Although in legal form FIS acquired Old FIS, the former stockholders of Old FIS now hold a majority of the shares of FIS’s outstanding common stock. Accordingly, for accounting and financial reporting purposes, the merger was treated as a reverse acquisition of Certegy by Old FIS under the purchase method of accounting pursuant to U.S. generally accepted accounting principles.

FIS’s Business

FIS has combined the technology solutions, processing services and information services of Old FIS with the card and check services of Certegy to create a business that offers a wide range of product, service, and solutions offerings to financial institutions, mortgage lenders, real estate professionals, and merchants in the United States and internationally.

As a result of the combination with Old FIS, FIS now provides services that span the entire home purchase and ownership life cycle, from contract through closing, refinancing and resale. Over 2,800 financial institutions use FIS’s technology solutions, processing services and information services, including 44 of the 50 largest banks in the U.S. FIS’s technology solutions process nearly 50% of all U.S. residential mortgage loans by dollar volume with balances exceeding $3.8 trillion, and over 235 million deposit accounts and non-mortgage consumer loans and leases are processed on its core bank processing platform. FIS also provides customized business process outsourcing related to aspects of the origination and management of mortgage loans to national lenders and loan servicers. The information services FIS offers, including property data and real estate-related services, are used by mortgage lenders, mortgage investors, and real estate professionals to complete residential real estate transactions throughout the U.S.

Through the card and check services business originating with Certegy, FIS provides card issuer services in the United States, the United Kingdom., Brazil, Chile, Australia, New Zealand, Ireland, Thailand, and the Caribbean, as well as merchant processing and e-banking services in the United States and card issuer software, support and consulting services in numerous countries. FIS’s check services business provides check risk management services and related processing services in the United States, the United Kingdom., Canada, France, Ireland, Australia, and New Zealand.

Except as otherwise indicated or required by the context, references in this proxy statement/prospectus to Fidelity National Information Services, Inc. or FIS refer to the combined businesses of Certegy and Old FIS. Those businesses are now conducted by Fidelity National Information Services, Inc., a Georgia corporation (formerly known as Certegy Inc.), and its subsidiaries. References to Old FIS or to Old Fidelity National Information Services, Inc., a Delaware corporation, refer to the company, which merged with FIS’s subsidiary in the business combination described above. References to Certegy mean Certegy as a stand-alone entity prior to its combination with Old FIS.

INFORMATION ABOUT FNF

For a detailed description of FNF’s business, the latest financial statements of FNF, management’s discussion and analysis of FNF’s financial condition and results of operations, and other important information concerning FNF, please refer to FNF’s Annual Report on Form 10-K for the year ended December 31, 2005, its Amended Annual Report on Form 10-K for the year ended December 31, 2005, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2006, and other documents filed with the SEC, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 1.

FNF’s Business

FNF is a holding company that, through its operating subsidiaries, provides outsourced products and services to a variety of industries. During 2005, FNF completed certain strategic initiatives, including contributing its title operations to FNT, which was then a newly formed subsidiary and in turn became a majority-owned, publicly traded company; selling a minority interest in FNF’s subsidiary Old FIS; and agreeing to merge Old FIS with a separate publicly traded company, Certegy. Through FNT, FNF is one of the United States’ largest title insurance companies, with an approximately 29.0% national market share. Through FIS, FNF provides industry leading data processing, payment and risk management services to financial institutions and retailers. Through FNF’s other wholly-owned subsidiaries, FNF is a leading provider of specialty insurance products, including flood insurance, homeowners insurance and home warranty insurance. Since February 1, 2006, when FNF closed its acquisition of an approximately 40% interest in Sedgwick CMS Holdings, Inc., which we refer to as Sedgwick, FNF is, through its operating subsidiaries, now a provider of outsourced insurance claims management services to large corporate and public sector entities.

Without giving effect to the proposed merger and the spin-off discussed in this proxy statement/prospectus, FNF has four reporting segments:

•	Fidelity National Title Group, Inc. This segment consists of the operations of FNF’s majority owned subsidiary, FNT. FNT’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issued approximately 29.0% of all title insurance policies issued nationally during 2005. FNT provides core title insurance and escrow and other title-related services, including collection and trust activities, trustee’s sales guarantees, recordings and reconveyances.

•	Fidelity National Information Services, Inc. This segment consists of the operations of FNF’s majority owned subsidiary, FIS. FIS provides transaction processing services, consisting principally of technology solutions for banks and other financial institutions, credit and debit card services, and check risk management and related services for retailers and others. FIS also provides lender processing services, consisting principally of technology solutions for mortgage lenders, selected mortgage origination services such as title agency and closing services, default management, and mortgage information services. FIS’s credit and debit card services and check risk management services were added through the merger with Certegy. This merger closed in February 2006 and as a result, these businesses are not included in the historical financial information of FNF for periods prior to that date.

•	Specialty Insurance. The specialty insurance segment, consisting of FNF’s various non-title insurance subsidiaries, issues flood, home warranty, homeowners, automobile, and certain niche personal lines insurance policies.

•	Corporate and Other. The corporate and other segment consists of the operations of FNF, certain smaller operations and certain other unallocated corporate overhead expenses.

COMPARISON OF SHAREHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

FIS is a Georgia corporation subject to the provisions of the Georgia Business Corporation Code, which we refer to as GBCC. FNF is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, which we refer to as DGCL. The rights of FIS shareholders are currently governed by FIS’s amended and restated articles of incorporation, its amended and restated bylaws and the GBCC. The rights of FNF stockholders are currently governed by FNF’s amended and restated certificate of incorporation, its restated bylaws and the DGCL.

This section summarizes the material differences between the rights of shareholders under the GBCC and FIS’s articles of incorporation and bylaws, on the one hand, and the DGCL and FNF’s certificate of incorporation and bylaws, on the other hand.

This section does not include a complete description of all differences between the rights of FIS shareholders and FNF stockholders, nor does it include a complete description of the specific rights of these holders. Furthermore, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences that may be equally important do not exist.

You are urged to read carefully the relevant provisions of the DGCL and the GBCC, as well as the articles of incorporation and bylaws of FIS and the certificate of incorporation and bylaws of FNF.

	Rights of FIS Shareholders	Rights of FNF Stockholders

Authorized Capital Stock	The aggregate number of shares which FIS is authorized to issue is 800,000,000 shares, of which:
•  600,000,000 are shares of common stock, par value $.01 per share; and
• 200,000,000 are shares of preferred stock, par value $.01 per share.
The aggregate number of shares which FNF is authorized to issue is 253,000,000 shares, of which:
•  250,000,000 are shares of common stock, par value $.0001 per share; and
• 3,000,000 are shares of preferred stock, par value $.0001 per share.
Dividends

•  Under the GBCC, a corporation’s board of directors may authorize and the corporation may pay dividends to its shareholders, unless, after giving effect to the dividend, the corporation would not be able to pay its debts as they become due in the ordinary course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.
•  There are no provisions in FIS’s articles of incorporation restricting the payment of dividends.

•  Under the DGCL, a corporation’s board of directors may declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the corporation’s certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.
•  There are no provisions in FNF’s certificate of incorporation restricting the payment of dividends.

Annual Meeting of Shareholders and Stockholders

•  The GBCC provides that a meeting of shareholders will be held annually at a time stated in or fixed in accordance with the corporation’s bylaws. The GBCC also requires notice of a shareholders’ meeting to be sent to shareholders

•  The DGCL provides that, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders will be held for the election of directors on a date and at a time designated by or in the manner provided

	Rights of FIS Shareholders	Rights of FNF Stockholders

entitled to vote at a meeting not fewer than ten nor more than 60 days before the date of the meeting. Unless the GBCC or the articles of incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting.
• FIS’s bylaws provide that the annual meeting of the shareholders of FIS will be held during the first five months after the end of each fiscal year of FIS at such time and place as fixed by the board of directors. A notice of each meeting of shareholders stating the date, time and place of the meeting must be given not less than 10 days nor more than 60 days before the date thereof to each shareholder entitled to vote at that meeting.	in the bylaws of the corporation. Any other proper business may also be transacted at the annual meeting. The DGCL also generally requires notices of annual meetings to be sent to all stockholders of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting.
• FNF’s bylaws provide that the annual meeting of the stockholders of FNF will be held sometime during the month of June in each year as will be designated by the board of directors, or at such other date as may be designated by the board of directors. Written notice of each meeting of the stockholders must be given not less than 10 days nor more than 60 days before the date of such meeting to each stockholder entitled to vote, directed to such stockholder’s address as it appears upon the books of FNF, such notice to specify the place, date, hour and purpose or purposes of such meeting.
Special Meeting of Shareholders and Stockholders

•  The GBCC provides that special meetings of shareholders may be called by the board of directors or by any persons authorized to do so in the articles of incorporation or the bylaws of the corporation. A special meeting may also be called by the holders of at least 25 percent, or that greater or lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at a proposed special meeting. Under the GBCC, notice of a special meeting must include a description of the purpose or purposes for which the meeting is called. Only business within the purpose or purposes described in this notice may be conducted at a special shareholders’ meeting.
•  FIS’s bylaws provide that special meetings may be called by the chairman of the board of directors, the vice chairman, the chief executive officer, the president, the board of directors by vote at a meeting, a majority of the directors in writing without a meeting, or by unanimous call of the shareholders. FIS’s bylaws also provide that in the case of a special meeting of the shareholders, the notice of meeting shall state the purpose or purposes for which the meeting is called, and only

•  The DGCL provides that a special meeting of stockholders may be called by the board of directors or by any persons authorized in the certificate of incorporation or bylaws of the corporation. The notice to stockholders of the meeting must include the purpose or purposes for which the meeting is called.
• FNF’s bylaws provide that special meetings of the stockholders of FNF for any purpose or purposes may be called at any time only by the board of directors pursuant to a resolution approved by a majority of the entire board of directors. Business transacted at any special meeting of the stockholders must be limited to the purposes stated in the notice of such meeting.

	Rights of FIS Shareholders	Rights of FNF Stockholders

business within the purpose or purposes described in such notice may be conducted at the meeting.
Shareholder or Stockholder Action Without a Meeting

•  The GBCC provides that action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting upon the written consent of all the shareholders entitled to vote on the action or, if the articles of incorporation so provide, upon the written consent of persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted.
•  The articles of incorporation of FIS do not provide that shareholder action without a meeting may be taken without the consent of all of the shareholders. Thus, the written consent of all the shareholders entitled to vote on an action would be required for shareholder action to be taken without a meeting.

•  The DGCL provides that, unless otherwise provided in the certificate of incorporation of the corporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.
•  However, FNF’s certificate of incorporation states that any action required or permitted to be taken by the stockholders of FNF must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Shareholder or Stockholder Proposals
FIS’s bylaws provide that a shareholder (referred to as a proponent in this instance) submitting a proposal for a shareholder vote (referred to as a shareholder proposal) to FIS’s shareholders must file a written notice setting forth with particularity:
  (i)  the names and business addresses of the proponent and all natural persons, corporations, partnerships, trusts or any other type of legal entity or recognized ownership vehicle (collectively referred to as persons) acting in concert with the proponent;
 (ii)  the name and address of the proponent and the persons identified in clause  (i), as they appear on FIS’s books (if they so appear);
(iii)  the class and number of shares of FIS beneficially owned by the proponent and by each person identified in clause  (i);
 (iv)  a description of the shareholder proposal containing all material information relating thereto;
(v) for proposals sought to be included in FIS’s proxy statement, any other
FNF’s bylaws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of FNF. Each such notice must set forth, as to each matter the stockholder proposes to bring before the annual meeting of stockholders:
  (i)  a brief description of the business desired to be brought before the annual meeting of stockholders and the reasons for conducting such business at such meeting;
 (ii)  the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business;
(iii)  the class, series, and number of shares of FNF that are beneficially owned by the stockholder, and
 (iv)  any material interest of the stockholder or any affiliate of the stockholder in such business.
FNF’s bylaws also provide that to be timely, a stockholder’s notice must be received no less than 120 days prior to the anniversary of the mailing of the preceding year’s proxy

	Rights of FIS Shareholders	Rights of FNF Stockholders

information required by Securities and Exchange Commission Rule 14a-8; and
 (vi)  such other information as the board of directors reasonably determines is necessary or appropriate to enable the board of directors and shareholders of FIS to consider the shareholder proposal.
FIS’s bylaws also provide that if a shareholder proposal is to be submitted at an annual meeting of the shareholders, it must be delivered to and received by the Secretary of FIS at the principal executive office of FIS at least 120  days before the first anniversary of the date that FIS’s proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting of the shareholders was held in the previous year or if the date of the annual meeting of the shareholders has been changed by more than 30  days from the date contemplated at the time of the previous year’s proxy statement, the shareholder proposal must be delivered to and received by the Secretary at the principal executive offices of FIS not later than the last to occur of (i)  the date that is 150  days prior to the date of the contemplated annual meeting or (ii)  the date that is 10  days after the date of the first public announcement or other notification to the shareholders of the date of the contemplated annual meeting.
If a shareholder proposal is to be submitted at a special meeting of the shareholders, it must be delivered to the Secretary of FIS at the principal executive office of FIS no later than the close of business on the earlier of (i) the 30th day following the public announcement that a matter will be submitted to a vote of the shareholders at a special meeting, or (ii) the 10th day following the day on which notice of the special meeting was given.	statement for the annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, to be timely, notice by the stockholder must be received not earlier than the 90th day prior to such annual meeting of stockholders and not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made, whichever first occurs.
To be properly brought before a special meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors or (ii) otherwise properly brought before the meeting by or at the direction of the board of directors or the chairman of the meeting. No other business may be brought before a special meeting by stockholders.
Nomination of Director Candidates by Shareholders and Stockholders

FIS’s bylaws provide that nominations of individuals for election to the board of directors of FIS at any annual meeting or any special meeting of shareholders at which directors are to be elected may be made by any shareholder entitled to vote for the election of directors at that meeting by

FNF’s bylaws provide that any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at an annual meeting of stockholders by giving timely notice of such stockholder’s intent to make such nomination or nominations in writing

Rights of FIS Shareholders	Rights of FNF Stockholders

submitting a written notice (referred to as a nomination notice), which shall set forth:
  (i)  as to each individual nominated,
      (A)  the name, date of birth, business address and residence address of such individual;
      (B)  the business experience during the past five years of such nominee, including his or her principal occupations and employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilities and level of professional competence as may be sufficient to permit assessment of such prior business experience;
      (C)  whether the nominee is or has ever been at any time a director, officer or owner of five percent or more of any class of capital stock, partnership interests or other equity interest of any corporation, partnership or other entity;
      (D)  any directorships held by such nominee in any company with a class of securities registered pursuant to Section  12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section  15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended;
(E) whether such nominee has ever been convicted in a criminal proceeding or has ever been subject to a judgment, order, finding or decree of any federal, state or other governmental entity, concerning any violation of federal, state or other law, or any proceeding in bankruptcy, which conviction, order, finding, decree or proceeding may be material to an evaluation of the ability or integrity of the nominee; and	to the secretary of FNF. Each such notice by a stockholder must set forth:
  (i)  the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;
 (ii)  a representation that the stockholder is a holder of record of stock of FNF entitled to vote at such meeting and intends to appear in person or by proxy at a meeting to nominate the person or persons specified in the notice;
(iii)  a description of all arrangements or understandings between the stockholder or any person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such stockholder (referred to as an affiliate of such stockholder) and each nominee and any other person or persons (naming such person or persons) relating to the nomination or nominations;
 (iv)  the class and number of shares of FNF that are beneficially owned by such stockholder and the person to be nominated as of the date of such stockholder’s notice and by any other stockholders known by such stockholder to be supporting such nominees as of the date of such stockholder’s notice;
  (v)  such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and
 (vi)  the written consent of each nominee to serve as a director of FNF if so elected.
FNF’s bylaws also provide that written notice of such stockholder’s intent to make such nomination or nominations has been received by the Secretary of FNF not less 120 days prior to the anniversary of the mailing of the preceding year’s proxy statement for the annual meeting of stockholders. In the event that the date of the annual meeting of stockholders is advanced by more than 30 days or delayed by more than 60 days from such anniversary, to be timely, notice by the stockholder must be received

Rights of FIS Shareholders	Rights of FNF Stockholders

      (F)  all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation  14A under the Securities Exchange Act of 1934 as amended; and
 (ii)  as to the person submitting the nomination notice and any person acting in concert with such person,
      (X)  the name and business address of such Person,
      (Y)  the name and address of such person as they appear on FIS’s books (if they so appear), and
      (Z)  the class and number of shares of FIS that are beneficially owned by such person.
A written consent to being named in a proxy statement as a nominee, and to serve as a director if elected, signed by the nominee, must be filed with any nomination notice, together with evidence satisfactory to FIS that such nominee has no interests that would limit his or her ability to fulfill his or her duties of office.
If a nomination notice is to be submitted at an annual meeting of the shareholders, it must be delivered to and received by the Secretary of FIS at the principal executive office of FIS at least 120  days before the first anniversary of the date that FIS’s proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting of the shareholders was held in the previous year or if the date of the annual meeting of the shareholders has been changed by more than 30  days from the date contemplated at the time of the previous year’s proxy statement, the nomination notice must be delivered to and received by the Secretary at the principal executive offices of FIS not later than the last to occur of (i)  the date that is 150  days prior to the date of the contemplated annual meeting or (ii)  the date that is 10  days after the date of the first public announcement or other notification to the share holders of the date of the contemplated annual meeting.
by the Secretary of FNF not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure thereof was made by FNF, whichever first occurs.
In addition, under FNF’s bylaws, in the event FNF calls a special meeting of stockholders for the purpose of electing one or more directors, any stockholder generally entitled to vote in the election of directors may nominate one or more persons for election as directors at a special meeting only if written notice of such stockholder’s intent to make such nomination or nominations, setting forth the information and complying with the form described above, has been received by the secretary of FNF not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of (i) the 60th day prior to such special meeting or (ii) the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure thereof was made by FNF, whichever comes first.

	Rights of FIS Shareholders	Rights of FNF Stockholders

If a nomination notice is to be submitted at a special meeting of the shareholders, it must be delivered to the Secretary of FIS at the principal executive office of FIS no later than the close of business on the earlier of (i) the 30th day following the public announcement that a matter will be submitted to a vote of the shareholders at a special meeting, or (ii) the 10th day following the day on which notice of the special meeting was given.
Number of Directors

•  The GBCC provides that a board of directors must consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or bylaws. The articles of incorporation or bylaws may allow the shareholders or the board of directors to fix or change the number of directors, or may establish a permissible range for the number of directors pursuant to which the shareholders or, if the articles or bylaws so provide, the board of directors may fix or change the number of directors from time to time.
•  FIS’s articles of incorporation provides that the number of directors of FIS shall not less than five, nor more than fifteen and is fixed within such range by the board of directors.

•  The DGCL permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors.
•  FNF’s bylaws provide that the authorized number of directors of FNF shall be fixed from time to time by the board of directors, but shall not be less than  3 nor more than  15. The exact number of directors shall be  12, and may be increased or decreased from time to time within the limits set forth herein, either by a resolution or a bylaw provision duly adopted by a majority of the whole board of directors.

Vacancies on the Board of Directors

•  Under the GBCC, unless the articles of incorporation or a bylaw approved by the shareholders provides otherwise, if a vacancy occurs on a board of directors, including a vacancy resulting from an increase in the number of directors, the shareholders or the board of directors may fill the vacancy, or, if the directors remaining in office constitute fewer than a quorum of the board, the board of directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.
•  FIS’s bylaws provide that any vacancy on the board of directors that results from an increase in the number of directors or from prior death, resignation, retirement, disqualification or removal from office of a director shall be filled by a majority of the board of directors then in office, though less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy resulting from prior

•  Under the DGCL, unless otherwise provided in the certificate of incorporation or the bylaws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any vacancy or

	Rights of FIS Shareholders	Rights of FNF Stockholders

death, resignation, retirement, disqualification or removal from office of a director, shall have the same remaining term as that of his or her predecessor.	newly created directorship, or replace the directors chosen by the directors then in office.
• FNF’s certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to the rights of the holders of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors.
Removal of Directors

•  The GBCC provides that the shareholders may remove one or more directors with or without cause unless the articles of incorporation or a bylaw adopted by the shareholders provides that directors may be removed only for cause. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal. If cumulative voting is not authorized, a director may be removed only by a majority of the votes entitled to be cast. A director may be removed by the shareholders only at a meeting called for the purpose of removing him and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.
•  Neither of FIS’s articles of incorporation nor its bylaws have provisions regarding the removal of directors. Thus, the provisions of the GBCC govern.

•  The DGCL provides that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors.
•  FNF’s certificate of incorporation provides that, subject to the rights of any preferred stock to elect directors under specified circumstances, any director may be removed from office, only with cause, and only by the affirmative vote of the holders of 50% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Director Liability

•  The GBCC provides that the articles of incorporation may set forth a provision eliminating or limiting the liability of a director to the corporation or any of its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for any appropriation, in violation of his or her duties, of any business opportunity of the corporation, for acts or omissions which involve intentional misconduct or a knowing violation of law, for participation in certain unlawful distributions

•  The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:
(i) breach of the duty of loyalty to the corporation or its shareholders;

	Rights of FIS Shareholders	Rights of FNF Stockholders

to shareholders or for any transaction from which the director received an improper personal benefit. However, no provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date that such provision becomes effective.
•  FIS’s articles of incorporation provides that no director will have any liability to FIS or to its shareholders for monetary damages for any action taken, or any failure to take action, as a director, except for:
   (i)  any appropriation of any business opportunity of FIS in violation of the director’s duties;
  (ii)  acts or omissions which involve intentional misconduct or a knowing violation of law;
(iii)  the types of liability set forth in Section  14-2-832 of the GBCC; or
(iv) any transaction from which the director received an improper personal benefit.

  (ii)  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii)  unlawful payments of dividends, certain share repurchases or redemptions; or
  (iv)  any transaction from which the director derived an improper personal benefit.
•  FNF’s certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Officers, Directors and Employees

•  The GBCC provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation’s shareholders in the right of the corporation and specified procedural requirements, a corporation may indemnify any person who is a party to a proceeding by reason of being or having been a director or officer against liability incurred in the proceeding if the person:
   (i)  conducted himself or herself in good faith; and
  (ii)  the person reasonably believed: (a)  in the case of conduct in his or her official capacity, that the conduct was in the best interests of the corporation; (b)  in all other cases, that such conduct was at least not opposed to the best interests of the corporation; and (c)  in a criminal proceeding, that the person had no reasonable cause to believe his or her conduct was unlawful.
Nevertheless, under the GBCC, the corporation is not permitted to indemnify a

•  The DGCL provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation’s stockholders in the right of the corporation, a corporation may indemnify any person who is made a party to any third-party suit or proceeding by reason of being or having been a director or officer of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, if the person:
   (i)  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and
  (ii)  with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
•  FNF’s bylaws provide that it will indemnify to the full extent permitted by, and in the manner permissible under, the DGCL, any person made, or threatened to be made, a party to an action or

	Rights of FIS Shareholders	Rights of FNF Stockholders

director or officer for any liability to the corporation for:
   (i)  appropriation, in violation of his or her duties, of any business opportunity of the corporation;
  (ii)  acts or omission which involve intentional misconduct or a knowing violation of law;
(iii)  participation in certain unlawful distributions to shareholders; or
  (iv)  any transaction from which he or she received an improper personal benefit.
•  FIS’s bylaws provide that it will indemnify an individual who is a party to any informal or formal threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative arbitrative or investigative (referred to as a proceeding) because he or she is or was a director or officer against liability incurred in the proceeding.
However, FIS will not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to FIS or is subjected to injunctive relief in favor of FIS for:
   (i)  any appropriation, in violation of his or her duties, of any business opportunity of FIS;
  (ii)  acts or omissions which involve intentional misconduct or a knowing violation of law;
(iii)  the types of liability set forth in Section  14-2-832 of the GBCC; or
	(iv) any transaction from which he or she received an improper personal benefit.	proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of FNF or any predecessor of FNF, or served any other enterprise as a director or officer at the request of FNF or any predecessor of FNF. FNF’s bylaws also provide that the board of directors in its discretion shall have the power on behalf of FNF to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that such person or such person’s testator or intestate, is or was an employee or agent of FNF.
Amendment of Organizational Documents

•  Generally, under the GBCC, a proposed amendment to the articles of incorporation requires the recommendation of the amendment to the shareholders by the board of directors, unless the board of directors elects, because of a conflict of interest or other special circumstances, to make no recommendation and communicates the basis for its election to the shareholders with the amendment;

•  Under the DGCL, after a corporation has received payment for its capital stock, a proposed amendment to the certificate of incorporation requires the adoption by the board of directors of a resolution setting forth the amendment proposed and a declaration of the amendment’s advisability and either calling a special meeting of the stockholders entitled to vote in respect of the amendment for the

	Rights of FIS Shareholders	Rights of FNF Stockholders

further, the board of directors may condition its submission of the proposed amendment, the effectiveness of the proposed amendment, or both on any basis. The corporation must notify each shareholder entitled to vote of the proposed shareholders’ meeting, and the notice must state that the purpose or one of the purposes of the meeting is to consider the proposed amendment and contain or be accompanied by a copy or summary of the amendment. Unless the articles of incorporation, the GBCC, or the board of directors require a greater vote, generally, an affirmative vote by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote is needed for adoption of the amendment.
• FIS’s articles of incorporation does not have provisions regarding its amendment. Thus, the provisions of the GBCC govern.	consideration of the amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Unless the certificate of incorporation requires a greater vote, generally, an affirmative vote of a majority of the voting power of the outstanding shares entitled to vote and a majority of the voting power of the outstanding shares of each class entitled to vote as a class on the amendment is needed for adoption of the amendment.
• FNF’s certificate of incorporation does not have provisions regarding its amendment. Thus, the provisions of the DGCL govern.
Amendment of Bylaws

•  Under the GBCC, a corporation’s board of directors may amend or repeal the corporation’s bylaws or adopt new bylaws unless the articles of incorporation or the GBCC reserve the power exclusively to the shareholders in whole or in part, or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may amend or repeal the corporation’s bylaws or adopt new bylaws even though the bylaws may also be amended or repealed by its board of directors.
•  FIS’s bylaws provide that:
   (i)  the board of directors of FIS shall have power to alter, amend or repeal the bylaws or adopt new bylaws; and
  (ii)  any bylaws adopted by the board of directors of FIS may be altered, amended or repealed, and new bylaws may be adopted, by the shareholders of FIS, as provided by the GBCC; and
(iii)  Articles  Ten (regarding fair price requirements) and Eleven (regarding business combinations) of the

•  Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation rests concurrent power in the board of directors.
•  FNF’s bylaws provide that subject to the provisions of the certificate of incorporation and the bylaws of FNF, the bylaws of FNF may be altered, amended or repealed at any annual meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote thereat; provided, that in the notice of any such meeting, notice of such purpose shall be given. Subject to the DGCL, the certificate of incorporation and the bylaws, the board of directors may by majority vote of the whole board of directors amend the bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of FNF.

	Rights of FIS Shareholders	Rights of FNF Stockholders

bylaws of FIS shall be amended only in the manner provided by relevant provisions of the GBCC.
Business Combinations with Interested Shareholders

•  Section  14-2-1131 through 1133 of the GBCC prevents, under certain circumstances, a corporation from engaging in business combinations with interested stockholders.
The GBCC provides that a resident domestic corporation (as defined in the GBCC) may not engage in any business combination with any interested shareholder, subject to certain exceptions, for a period of five years following the time that the shareholder became an interested shareholder, unless:
–  prior to the time the resident domestic corporation’s board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
–  in the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90 percent of the voting shares of the resident domestic corporation outstanding at the time the transaction commenced, excluding shares held by certain parties enumerated in the GBCC; or
–  subsequent to becoming an interested shareholder, the shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90  percent of the outstanding voting shares of the resident domestic corporation, excluding shares held by certain parties enumerated in the GBCC, and the business combination was approved at an annual or special meeting of shareholders by the holders of a majority of the voting shares entitled to vote thereon, excluding the shares held by certain parties enumerated in the GBCC.
•  FIS’s bylaws provide that all of the requirements of Article  11, Part  3, of the GBCC, included in Sections  14-2-1131 through 1133 (and any successor provisions thereto), shall be applicable to FIS in connection with any business combination with any interested shareholder.

•  Section 203 of the DGCL prevents, under certain circumstances, a corporation from engaging in business combinations with interested stockholders.
The DGCL prohibits some transactions once an acquiror has gained a significant holding in the corporation. The DGCL generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder (defined as including the beneficial owner of 15 percent or more of a corporation’s voting shares), within three years after the person or entity becomes an interested shareholder, unless:
–  the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;
–  upon completion of the transaction that resulted in the person becoming an interested shareholder, the person owns at least 85 percent of the corporation’s voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or
–  after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3  percent of the outstanding voting shares not owned by the interested shareholder at an annual or special meeting of stockholders and not by written consent.
•  FNF’s bylaws state that FNF expressly elects not to be governed by Section 203 of the DGCL.

UNAUDITED PRO FORMA COMBINED
FINANCIAL DATA OF FIS AND FNF

The following unaudited pro forma combined financial statements present FIS’s historical financial statements with adjustments relating to the merger of FNF with and into FIS pursuant to the agreement and plan of merger, dated as of June 25, 2006 and amended and restated as of September 18, 2006, which we refer to as the merger agreement, between FIS and FNF. The merger agreement contemplates that the merger will be consummated twelve business days after the spin-off under a securities exchange and distribution agreement, which we refer to as the distribution agreement, between FNF and Fidelity National Title Group, Inc., referred to as FNT. The distribution agreement, which was entered into on June 25, 2006 and amended and restated as of September 18, 2006, provides for the contribution of substantially all of FNF’s assets (other than its ownership interest in FIS, FNT and FNF Leasing) and liabilities to FNT in exchange for shares of FNT’s Class A common stock, followed immediately by the distribution by FNF to its stockholders as a dividend of all FNT shares held by FNF. The distribution of the FNT shares is referred to as the spin-off. After the spin-off and Leasing merger, and immediately prior to the merger, FNF’s only asset or liability would be its ownership position in FIS. The following pro forma financial statements also combine Certegy’s historical statements of continuing operations with those of FIS for the periods that it was not already consolidated by FIS. The unaudited pro forma combined statements of continuing operations for the year ended December 31, 2005, and the six months ended June 30, 2006, are presented as if the merger of FIS and Certegy and the merger of FNF and FIS had been completed on January 1, 2005. The unaudited pro forma combined balance sheet as of June 30, 2006, is presented as if the merger of FIS and FNF had been completed on June 30, 2006.

The Merger of FIS and Certegy

U.S. generally accepted accounting principles require that one of the two parties to the merger be designated as the acquirer for accounting purposes. FIS was designated as the accounting acquirer because immediately after the merger its stockholders held more than 50% of the common stock of FIS. As a result, the merger of FIS and Certegy was accounted for as a reverse acquisition under the purchase method of accounting. Under this accounting treatment, FIS was considered the acquiring entity and Certegy was considered the acquired entity for financial reporting purposes. The historical balance sheet of FIS as of June 30, 2006 includes the effects of the merger between FIS and Certegy as the merger was effective on February 1, 2006. The historical statements of continuing operations of FIS reflect the financial results of FIS on a historical basis, and include the results of operations of Certegy from the effective date of the merger, February 1, 2006.

These unaudited pro forma combined financial statements should be read in conjunction with FIS’s, FNF’s, and Certegy’s historical consolidated financial statements and accompanying notes thereto incorporated by reference in this Form S-4. The unaudited pro forma combined financial statements are not necessarily indicative of the results of operations or financial condition of FIS that would have been reported had the merger been completed as of the dates presented, and are not necessarily representative of the future consolidated results of operations or financial condition of FIS.

For the year ended December 31, 2005 and the one month period ended January 31, 2006, Certegy incurred costs related to the FIS and other mergers of $11.5 million and $81.8 million respectively, which are recorded in the historical financial statements of Certegy and not adjusted for in the pro forma presentation below. These transaction costs included investment banking fees, legal and accounting fees, change of control payments and severance payments. In addition, FIS recorded stock compensation expense of $24.5 million in the six months ended June 30, 2006 relating to certain performance based stock options for which the performance criteria were met as a result of the merger between FIS and Certegy. No adjustment has been reflected in the pro forma presentation below for this stock compensation expense.

In addition, in the unaudited pro forma combined statement of continuing operations for the year ended December 31, 2005, FIS has provided adjustments to interest expense to reflect what the results would have been had FIS completed its recapitalization on January 1, 2005, instead of March 9, 2005. Also included are adjustments to amortization expense and minority interest expense as if FIS had acquired the 25.1% of Kordoba that it did not already own as of January 1, 2005, instead of September 30, 2005.

The Merger of FNF and FIS

As noted above, U.S. generally accepted accounting principles require that one of the two parties to the merger be designated as the acquirer for accounting purposes, but FTB 85-5 also states that if the transaction lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. In the proposed transaction, because the minority interest of FIS does not change and in substance the only assets or liabilities of the combined entity after the exchange are those of FIS prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of FIS’s assets and liabilities. FIS believes that in this merger there is no change in the value held by the minority interest shareholders and the only assets of the combined entity after the transaction are those owned by FIS prior to the transaction and, therefore, the merger should be accounted for at historical cost. Accordingly, in the presentation of the pro forma combined balance sheet of FIS included below, no adjustments are required to the assets and liabilities of the combined companies as of June 30, 2006. Adjustments to the pro forma combined statements of continuing operations are described in the footnotes below.

FIS will incur approximately $3 million in transaction fees in connection with the merger with FNF for which no adjustment is provided for in the unaudited pro forma combined financial statements below. We have included the FNF balance sheet as of June 30, 2006 as if the contribution by FNF of all of its assets and liabilities to FNT (other than its ownership interest in the common stock of FIS, FNT and FNF Leasing), and the subsequent distribution of FNT common stock to existing FNF stockholders and the Leasing merger have been completed. As a result, the only asset and liability of FNF at the time of the merger with FIS will be its investment in FIS.

These pro forma financial statements do not reflect adjustments relating to the proposed Leasing merger which will occur prior to the merger of FNF into FIS. As of June 30, 2006, FNF Leasing has approximately $80 million in total assets and had recorded approximately $0.7 million in pretax income for the six month period then ended. Any adjustments made to the unaudited pro forma combined balance sheet and unaudited pro forma combined statement of continuing operations are not significant for reporting purposes. These pro forma financial statements also do not reflect any adjustments relating to FIS’s proposed purchase from FNF of approximately 1.4 million shares of its common stock that will occur prior to the distribution.

Unaudited Pro Forma Combined Balance Sheet
as of June 30, 2006

			Pro Forma
	FIS	FNF	Adjustments	Note	Pro Forma
	(in thousands)

Cash and cash equivalents	$143,694	$—	$—		$143,694
Accounts receivable, net	541,782	—	—		541,782
Deferred income taxes	93,692	—	—		93,692
Prepaid and other current assets	360,717	—	—		360,717

Total current assets	1,139,885	—	—		1,139,885
Property and equipment, net	300,256	—	—		300,256
Goodwill, net	3,697,900	—	—		3,697,900
Other intangible assets, net	1,092,810	—	—		1,092,810
Computer software, net	633,719	—	—		633,719
Deferred contract costs	230,143	—	—		230,143
Investment in FIS	—	1,587,255	(1,587,255)	(1)	—
Investment in common stock and warrants of Covansys	134,252	—	—		134,252
Other assets	113,820	—	—		113,820

Total assets	$7,342,785	$1,587,255	$(1,587,255)		$7,342,785

			Pro Forma
	FIS	FNF	Adjustments	Note	Pro Forma
	(in thousands)

Accounts payable and other accrued expenses	$407,700	—	—		$407,700
Other current liabilities	369,251	—	—		369,251
Total current liabilities	776,951	—	—		776,951
Long-term debt	2,863,684	—	—		2,863,684
Deferred income taxes	399,786	—	—		399,786
Other long-term liabilities	288,491	—	—		288,491

Total liabilities	$4,328,912	—	—		$4,328,912
Minority interest	$17,712	$—	$—		$17,712
Total equity	2,996,161	1,587,255	(1,587,255)	(1)	2,996,161

Total liabilities & equity	$7,342,785	$1,587,255	$(1,587,255)		$7,342,785

Unaudited Pro Forma Combined Statement of Continuing Operations
for the Year Ended December 31, 2005

			Pro Forma
			adjustments		Recapitalization
		Certegy	relating to		and Other		FIS/Certegy
	FIS	Acquisition	Certegy Merger	Note	Adjustments	Note	Pro Forma
	(In thousands Except Per Share Data)

Total revenue	$2,766,085	$1,117,141	$—		$—		$3,883,226
Total cost of revenue	1,793,285	791,581	82,279	(1)	1,690	(4)	2,667,791
			(1,044)	(2)

Gross profit (loss)	972,800	325,560	(81,235)		(1,690)		1,215,435
Selling, general and administrative	422,623	140,605	(5,239)	(2)	—		557,989

Research and development costs	113,498	—	—		—		113,498

Income (loss) from operations	436,679	184,955	(75,996)		(1,690)		543,948
Interest income (expense) and other	(124,623)	(10,397)	—		(21,031)	(5)	(156,051)

Income from continuing operations before tax and minority interest	312,056	174,558	(75,996)		(22,721)		387,897
Provision for income tax	116,085	68,927	(28,271)	(3)	(8,453)	(3)	148,288

Income from continuing operations	195,971	105,631	(47,725)		(14,268)		239,609
Equity in earnings (loss) of unconsolidated entities, net of tax	5,029	(117)	—		—		4,912
Minority interests in earnings, net of tax	(4,450)	—	—		2,368	(6)	(2,082)

Net income	$196,550	$105,514	$(47,725)		$(11,900)		$242,439

Net income per share-basic	$1.54	$1.70					$1.28

Pro forma weighted average shares-basic	127,920	62,011					189,931

Net income per share-diluted	$1.53	$1.66					$1.26

Pro forma weighted average shares-diluted	128,354	63,391					191,745

Unaudited Pro Forma Combined Statement of Continuing Operations
for the Year Ended December 31, 2005 — (Continued)

		FNF Merger
	FIS/Certegy	Pro Forma
	Pro Forma	Adjustments	Note	Pro Forma
		(In thousands
		Except
		Per Share Data)

Total revenue	$3,883,226	$—		$3,883,226
Total cost of revenue	2,667,791	—		2,667,791
				—

Gross profit (loss)	1,215,435	—		1,215,435
Selling, general and administrative	557,989	6,397	(7)	564,386
				—
Research and development costs	113,498	—		113,498

Income (loss) from operations	543,948	(6,397)		537,551
Interest income (expense) and other	(156,051)	—		(156,051)

Income from continuing operations before tax and minority interest	387,897	(6,397)		381,500
Provision for income tax	148,288	(2,405)	(3)	145,883

Income from continuing operations	239,609	(3,992)		235,617
Equity in earnings (loss) of unconsolidated entities, net of tax	4,912	—		4,912
Minority interests in earnings, net of tax	(2,082)	—		(2,082)

Net income	$242,439	$(3,992)		$238,447

Net income per share-basic	$1.28			$1.26

Pro forma weighted average shares-basic	189,931			189,931

Net income per share-diluted	$1.26			$1.24

Pro forma weighted average shares-diluted	191,745			192,245

Unaudited Pro Forma Combined Statement of Continuing Operations
for the Six Months Ended June 30, 2006

		Certegy
		Acquisition	Pro Forma
		January 1-	adjustments
		January 31,	relating to		FIS/Certegy
	FIS	2006	Certegy Merger	Note	Pro Forma
	(In thousands Except Per Share Data)

Total revenue	$1,922,882	$92,915	$—		$2,015,797
Total cost of revenue	1,342,055	73,218	6,856	(1)	1,422,129
			—

Gross profit (loss)	580,827	19,697	(6,856)		593,668
Selling, general and administrative	271,595	87,412	(522)	(2)	358,485
Research and development costs	51,706	—			51,706

Income (loss) from operations	257,526	(67,715)	(6,334)		183,477
Interest income (expense) and other	(90,121)	(1,204)	—		(91,325)

Income from continuing operations before tax and minority interest	167,405	(68,919)	(6,334)		92,152
Provision for income tax	64,116	(26,396)	(2,626)	(3)	35,094

Income from continuing operations	103,289	(42,523)	(3,708)		57,058
Equity in earnings (loss) of unconsolidated entities, net of tax	2,092	—	—		2,092
Minority interests in earnings, net of tax	6	—	—		6
Net income	$105,387	$(42,523)	$(3,708)		$59,156

Net income per share-basic	$0.58	$(0.68)			$0.31

Pro forma weighted average shares-basic	181,168	62,326			192,018

Net income per share-diluted	$0.57	$(0.67)			$0.30

Pro forma weighted average shares-diluted	184,242	63,796			195,244

Unaudited Pro Forma Combined Statement of Continuing Operations — (Continued)
for the Six Months Ended June 30, 2006

		FNF Merger
	FIS/Certegy	Pro Forma
	Pro Forma	Adjustments	Note	Pro Forma
	(In thousands Except Per Share Data)

Total revenue	$2,015,797	$—		$2,015,797
Total cost of revenue	1,422,129	—		1,422,129

Gross profit (loss)	593,668	—		593,668
Selling, general and administrative	358,485	6,278	(7)	364,763
Research and development costs	51,706	—		51,706

Income (loss) from operations	183,477	(6,278)		177,199
Interest income (expense) and other	(91,325)	—		(91,325)

Income from continuing operations before tax and minority interest	92,152	(6,278)		85,874
Provision for income tax	35,094	(2,361)	(3)	32,733

Income from continuing operations	57,058	(3,918)		53,140
Equity in earnings (loss) of unconsolidated entities, net	2,092	—		2,092
Minority interests in earnings, net of tax	6	—		6
Net income	$59,156	$(3,918)		$55,238

Net income per share-basic	$0.31			$0.29

Pro forma weighted average shares-basic	192,018			192,018

Net income per share-diluted	$0.30			$0.28

Pro forma weighted average shares-diluted	195,244			195,267

Notes to Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Balance Sheet as of June 30, 2006

This combined balance sheet include the historical balance sheets of FIS and FNF as though the merger had occurred on June 30, 2006.

(1) Reflects the elimination of FNF’s investment in FIS upon consummation of the merger.

Notes to Unaudited Pro Forma Combined Statements of Continuing Operations for the Six Months Ended June 30, 2006 and Year Ended December 31, 2005

These pro forma combined statements of continuing operations include the historical statements of continuing operations of FIS and Certegy, as though the merger had occurred on January 1, 2005, adjusted for items related to the merger of FIS and Certegy and the merger of FIS and FNF as described below:

(1) Reflects the increase in amortization expense as a result of allocating an assumed portion of the merger consideration to intangible assets of Certegy, namely customer relationship intangibles, acquired software and trademarks and amortizing such intangibles over their estimated useful lives commencing as of the assumed acquisition date, offset by the amortization expense for such intangibles actually recorded by Certegy during the respective periods. Customer relationships are being amortized over 10 years on an accelerated method. Acquired computer software is being amortized over its estimated useful life of up to 10 years on an accelerated method. The acquired trademarks are considered to have indefinite useful lives and, therefore, are not reflected in these adjustments. The increase in amortization expense is $111.7 million offset by historical amortization of $29.4 million, or $82.3 million for the year ended December 31, 2005 and $6.9 million for January 2006, prior to the merger of FIS and Certegy.

(2) Under the merger agreement, all Certegy stock options and restricted stock and restricted stock units will vest upon the closing of the merger. Accordingly, this adjustment reflects the elimination of historical stock compensation expense relating to the vesting of Certegy options in 2005, because such expense will be reflected at the time of closing of the merger. This adjustment amounts to a reduction in cost of revenues of $1.0 million and in selling, general and administrative costs of $11.2 million for the year ended December 31, 2005 and $1.0 million for January 2006, the period prior to the merger of FIS and Certegy. Also, at closing, FIS granted approximately (1) 1.1 million options, which have a fair value under SFAS No. 123R of approximately $11 per option, vesting over four years, and (2) 750,000 options, which based on current assumptions would have a fair value under SFAS No. 123R of approximately $12 per option, vesting over three years. The pro forma adjustment to increase stock compensation expense for these option grants is $5.9 million in 2005, all of which is reflected in selling, general and administrative costs and $0.5 million in January 2006.

(3) Reflects the tax benefit relating to the pro forma adjustments at the FIS tax rate of approximately 37.2% for the year ended December 31, 2005, and approximately 38.1% for the six months ended June 30, 2006.

(4) Reflects the increase in amortization expense as if FIS had acquired the 25.1% minority interest in Kordoba as of January 1, 2005 instead of September 30, 2005.

(5) Reflects an increase in interest expense for the year ended December 31, 2005 of $21.0 million, as if the recapitalization completed on March 9, 2005 was completed on January 1, 2005.

(6) Reflects the decrease in minority interest expense as if FIS had acquired the 25.1% minority interest in Kordoba as of January 1, 2005 instead of September 30, 2005.

(7) Upon the consummation of the merger of FNF with and into FIS, FIS will assume unvested options held by certain executives of FNF for which the associated compensation expense was recorded in the financial statements of FNF. This compensation expense is $3.0 million for the six months ended June 30, 2006. Also, at closing, FIS will grant approximately 1.4 million options to certain officers and directors of FIS, which based on current assumptions, would have a fair value under SFAS No. 123 of approximately $14 per option, vesting over three years. The pro forma adjustment to increase stock compensation expense for these option grants and unvested options is $6.4 million in 2005 and $3.2 million for the six months ended June 30, 2006, all of which is reflected in selling, general and administrative costs.

LEGAL MATTERS

The validity of the FIS common stock to be issued in the merger will be passed on for FIS by Todd C. Johnson, Senior Vice President and Secretary of FIS.

EXPERTS

The consolidated and combined financial statements of FIS as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 financial statements refers to the merger between FIS and Certegy Inc. which was completed on February 1, 2006.

The consolidated financial statements (and schedules) of FNF as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Certegy Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in FIS’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006, and management’s assessment of the effectiveness of Certegy’s internal control over financial reporting as of December 31, 2005 appearing in FIS’s Annual Report for the year ended December 31, 2005 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports incorporated by reference in this prospectus. The consolidated financial statements and management’s assessment relating to Certegy Inc. are incorporated by reference in this prospectus in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

FIS

  Expenses of Solicitation

FIS will reimburse brokers, nominees, fiduciaries, and other custodians for their reasonable fees and expenses for sending solicitation materials to you and getting your voting instructions. In addition to this mailing, FIS employees may solicit proxies in person, or by telephone, facsimile transmission, or electronically.

  Shareholder Proposals

Any shareholder proposals submitted pursuant to Securities Exchange Act Rule 14a-8 and intended to be presented at the 2007 annual meeting must be received in writing at FIS’s principal executive offices on or before December 31, 2006, to be eligible for inclusion in the proxy statement and form of proxy to be distributed by the board of directors in connection with that meeting. Any shareholder proposals intended to be presented at the 2007 annual meeting other than pursuant to Rule 14a-8, and any shareholder nominations, must also be received in writing at FIS’s principal executive offices no later than December 31, 2006, together with all supporting documentation required by our bylaws. Proxies solicited by the board of directors will confer discretionary voting authority with respect to those proposals, subject to SEC rules governing the exercise of this authority.

  Communicating with the Board of Directors

FIS security holders and other interested parties may communicate with the board of directors, the Presiding Director, the non-management or independent directors as a group, or individual directors by writing to them in care of the Corporate Secretary, 601 Riverside Avenue, Jacksonville, Florida 32204. Correspondence will be forwarded as directed by the writer. FIS may first review, sort, and summarize such communications, and screen out solicitations for goods or services and similar inappropriate communications unrelated to FIS or its business. All concerns related to audit or accounting matters will be referred to the FIS Audit Committee.

FNF

  To Be Included in FNF Proxy Materials

Any proposal that an FNF stockholder wishes to be considered for inclusion in the proxy and proxy statement relating to the annual meeting of FNF stockholders to be held in 2007 must be received by FNF no later than December 31, 2006. Any other proposal that an FNF stockholder wishes to bring before the 2007 annual meeting of stockholders without inclusion of such proposal in FNF’s proxy materials must also be received by FNF no later than December 31, 2006. All proposals must comply with the applicable requirements or conditions established by the Securities and Exchange Commission and Article II, Section 7 and Article III, Section 2(c) of FNF’s bylaws, which requires among other things, certain information to be provided in connection with the submission of FNF stockholder proposals. All proposals must be directed to the Corporate Secretary of FNF at 601 Riverside Avenue, Jacksonville, Florida 32204. The persons designated as proxies by FNF in connection with the 2007 annual meeting of FNF stockholders will have discretionary voting authority with respect to any stockholder proposal for which FNF does not receive timely notice.

EXECUTION COPY

ANNEX A

AGREEMENT AND PLAN OF MERGER
DATED AS OF JUNE 25, 2006
AS AMENDED AND RESTATED AS OF
SEPTEMBER 18, 2006
BY AND BETWEEN
FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND
FIDELITY NATIONAL FINANCIAL, INC.

A-i

EXHIBITS

Exhibit A	Securities Exchange and Distribution Agreement

Exhibit B	Form of Assumption Agreement

Exhibit C	Form of Affiliate Letter

Exhibit D	Form of Cross-Indemnity Agreement

Exhibit E	Form of Tax Disaffiliation Agreement

Exhibit F	Form of FNF Officer’s Certificate

Exhibit G	Form of Company Officer’s Certificate

A-ii

ANNEX A

AGREEMENT AND PLAN OF MERGER, dated as of June 25, 2006, as amended and restated as of September 18, 2006 (this “Agreement”) between Fidelity National Information Services, Inc., a Georgia corporation (the “Company”), and Fidelity National Financial, Inc., a Delaware corporation (“FNF”).

WHEREAS, the Board of Directors of each of the Company and FNF has adopted resolutions approving this Agreement and the merger of FNF with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Georgia Business Corporation Code (the “GBCC”);

WHEREAS, the Board of Directors of FNF, pursuant to the recommendation of a special committee of independent members of the Board of Directors of FNF (the “FNF Special Committee”), deems it advisable and in the best interests of FNF and its stockholders, in order to advance the long-term business interest of FNF, that it be merged with and into the Company, all upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors of the Company, pursuant to the recommendation of a special committee of independent members of the Board of Directors of the Company (the “Company Special Committee”), deems it advisable and in the best interests of the Company and its shareholders, in order to advance the long-term business interest of the Company, that FNF be merged with and into the Company, all upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors of FNF has approved pursuing a plan for the transfer, prior to the proposed Spin-off (as defined herein), to one of its subsidiaries, Fidelity National Title Group, Inc. (“FNT”), of all of the shares of capital stock of certain of its subsidiaries and other assets and Liabilities (as defined herein), certain related reorganization transactions, and the distribution immediately prior to the Effective Time (as defined herein) of all the shares of capital stock of FNT held by FNF on a pro rata basis to the holders of the common stock, par value $.0001 per share, of FNF (“FNF Common Stock”) as of the record date for such distribution (such distribution, the “Spin-off”), all of the foregoing to be effected pursuant to the Securities Exchange and Distribution Agreement, dated as of the date hereof and attached hereto as Exhibit A between FNF and FNT (the “Securities Exchange Agreement”), and the other agreements attached as annexes to or referred to in the Securities Exchange Agreement (such agreements, together with the Securities Exchange Agreement, the “Spin-Off Agreements”), all of which have been or will be executed and delivered by FNF and the other parties thereto prior to the Effective Time;

WHEREAS, it is intended that for U.S. federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and this Agreement shall constitute a plan of reorganization under Section 368(a) of the Code and the parties hereto shall each be a party to such reorganization within the meaning of the Code; and

WHEREAS, the Company and FNF desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the adequacy of which is hereby acknowledged by each party, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the GBCC, FNF shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of FNF shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”).

Section 1.2.  Closing.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1 or unless otherwise mutually agreed in writing between the Company and FNF, the closing of the Merger (the “Closing”) will take place on the tenth business day after the completion of the Leasing Merger pursuant to the Leasing Merger Agreement, subject to the fulfillment or waiver of the conditions set forth in Article VI of this Agreement (other than those to be fulfilled or waived as of the Closing, but subject to the fulfillment or waiver of those conditions) in accordance with this Agreement, at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, 125 West 55th Street, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto. The actual date and time of the Closing are herein referred to as the “Closing Date”. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in The City of New York.

Section 1.3.  Effective Time.  The parties hereto will (i) file with the Secretary of State of the State of Georgia (the “Georgia Secretary of State”) on the date of the Closing (or on such other date as the Company and FNF may agree) a certificate of merger (the “Georgia Certificate of Merger”) relating to the Merger and any other appropriate documents, executed in accordance with the relevant provisions of the GBCC, (ii) file with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), a certificate of merger (the “Delaware Certificate of Merger”) relating to the Merger, executed and acknowledged in accordance with the relevant provisions of the DGCL and (iii) make all other filings or recordings required under the GBCC and the DGCL in connection with the Merger. The Merger shall become effective (the “Effective Time”) when the Georgia Certificate of Merger and the Delaware Certificate of Merger have been duly filed with the Georgia Secretary of State and the Delaware Secretary of State, respectively, or at such later time as may be agreed by the parties and specified in the Georgia Certificate of Merger and the Delaware Certificate of Merger.

Section 1.4.  Effects of the Merger.  The Merger shall have the effects set forth in the GBCC and the DGCL.

Section 1.5.  Certificate of Incorporation and By-laws.

(i) The certificate of incorporation of the Company (the “Company Charter”), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or under applicable law.

(ii) The by-laws of the Company (the “Company By-laws”) as in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or under applicable law.

Section 1.6.  Directors and Officers.

(a) Directors.  The parties hereto shall take all actions necessary so that the board of directors of the Company at the Effective Time shall, from and after the Effective Time, be comprised of the individuals set forth in Section 1.6(a) of the Company Disclosure Schedule in the classes in which such individuals currently serve and in the case of Mr. Massey, in the class expiring in 2007, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company Charter and the Company By-Laws.

(b) Officers.  The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time and the individuals specified in Section 1.6(b) of the Company Disclosure Schedule shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company Charter and the Company By-Laws.

(c) In the event that any person listed on Section 1.6(a) or 1.6(b) of the Disclosure Schedule is unwilling or unable to serve in the capacity indicated, FNF and the Company shall agree upon a substitute for such person.

ARTICLE II

EFFECT OF THE MERGER ON THE SECURITIES
OF THE CONSTITUENT CORPORATIONS

Section 2.1.  Effect on Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of FNF Common Stock, or any other shares of capital stock of FNF:

(a) Cancellation of Treasury Stock and Company-Owned Common Stock.  Each share of FNF Common Stock issued and outstanding immediately prior to the Effective Time that is owned by FNF or by the Company or any Company Subsidiary (as hereinafter defined) shall automatically cease to be outstanding, be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(b) Conversion of FNF Common Stock.  Each share of FNF Common Stock issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled in accordance with Section 2.1(a) (such shares, the “Eligible Shares”), shall be converted into the right to receive the number of validly issued, fully paid and nonassessable shares of the common stock (the “Company Common Stock”), par value $.01 per share, of the Company (the “Stock Consideration”) equal to the Conversion Number. The “Conversion Number” shall equal (a) the sum of (i) 96,214,500 plus (ii) the number of shares of Company Common Stock issued in the Leasing merger divided by (b) the number of Eligible Shares, rounded to the nearest ten thousandth. The Stock Consideration and any cash to be paid in accordance with Section 2.3 in lieu of fractional shares of the Company Common Stock are referred to collectively as the “Merger Consideration”.

(c) Cancellation and Retirement of FNF Common Stock.  As of the Effective Time, all certificates representing Eligible Shares issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of FNF Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.3, without interest, and any dividend or other distribution pursuant to Section 2.3(d).

(d) FNF Restricted Stock.  As of the effective time of the Spin-off, certain shares of FNF Common Stock which when issued were subject to forfeiture under an FNF Stock Option Plan and which remain subject to forfeiture immediately prior to the effective time of the Spin-off (each, an “FNF Restricted Share”), shall be replaced with restricted shares of FNT common stock pursuant to the Securities Exchange Agreement. As of the Effective Time, each FNF Restricted Share remaining outstanding (an “Assumed Restricted Share”) shall be included in the conversion and cancellation of FNF Common Stock pursuant to Sections 2.1(b) and (c); provided, however, that upon conversion, such shares shall continue to be subject to the same terms, conditions and restrictions applicable to the corresponding FNF Restricted Shares based upon continued service with the Surviving Company and its affiliates. All FNF Restricted Shares outstanding as of May 31, 2006 are disclosed in Section 2.1(d) of the FNF Disclosure Schedule. Section 2.1(d) of the FNF Disclosure Schedule also designates all FNF Restricted Shares that, if outstanding at the Effective Time, will be Assumed Restricted Shares.

Section 2.2.  FNF Stock Option Plans.

(a) As of the effective time of the Spin-off, certain outstanding options to purchase shares of FNF Common Stock (an “FNF Stock Option”) issued under FNF’s stock option plans and award agreements (collectively, the “FNF Stock Option Plans”) shall be replaced with options issued by FNT pursuant to the Securities Exchange Agreement. Immediately following the Spin-off, each FNF Stock Option remaining outstanding shall be equitably adjusted to reflect the impact of the Spin-off on FNF Common Stock as directed by the compensation committee of the Board of Directors of FNF. As of the Effective Time, each FNF Stock Option then remaining outstanding designated as described below (an “Assumed Option”), and each FNF Stock Option Plan under which any of the foregoing were issued shall be assumed by the Company. All FNF Stock Options outstanding as of May 31, 2006 are disclosed in Section 2.2 of the Disclosure Schedule delivered by FNF to the Company at or prior to the execution of this Agreement (the “FNF Disclosure Schedule”) and are designated as vested or unvested. Section 2.2 of the FNF Disclosure Schedule also designates all FNF Stock Options that, if outstanding at the Effective Time, will be Assumed Options. Each Assumed Option shall be exercisable for a number of shares of Company Common Stock calculated by multiplying the number of shares of FNF Common Stock subject to such FNF Stock Option as of the Effective Time by the Option Exchange Number, rounding down to the nearest whole number. The “Option Exchange Number” shall equal the closing price of a share of FNF Common Stock on the business day immediately preceding the Closing Date divided by the closing price of a share of Company Common Stock on the Closing Date (or, if the Closing is consummated after the close of trading on the NYSE on such date, on the next business day following the Closing Date), rounded to the nearest ten thousandth. The exercise price for each share of Company Common Stock under an Assumed Option shall be calculated by dividing the exercise price for one share of FNF Common Stock under the related FNF Stock Option as of the Effective Time by the Option Exchange Number, rounding up to the nearest whole cent. No vesting schedule for any Assumed Option shall be modified as a result of the transactions contemplated hereby. Notwithstanding the foregoing, the assumption of FNF Stock Options pursuant to this Section 2.2(a) shall in all circumstances satisfy Section 1.409A-1(b)(5)(v)(D) of the Proposed Regulations under Section 409A of the Code or any future guidance issued thereunder.

(b) As soon as practicable after the Effective Time, the Company shall deliver to each person who, immediately prior to the Effective Time, is the holder of an Assumed Option an appropriate notice setting forth such holder’s rights pursuant thereto and that the agreements evidencing the grants of such options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.2 after giving effect to the Merger). At or before the Effective Time, the Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for delivery upon exercise of Assumed Options. As soon as practicable after the Effective Time (but in any event no later than 15 days following the Effective Time), the Company shall file a registration statement on Form S-8 (or any successor form) that will register the shares of Company Common Stock subject to Assumed Options to the extent permitted by federal securities laws and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such options remain outstanding. In addition, the Company shall use all reasonable best efforts to cause the shares of Company Common Stock subject to Assumed Options to be listed on the NYSE.

(c) Prior to the effective time of the Spin-off, FNF shall take all corporate action necessary such that the FNF Employee Stock Purchase Plan shall no longer be sponsored or maintained by FNF and shall not become an obligation of the Company as a result of the consummation of the transactions contemplated by this Agreement. Any shares of FNF Common Stock held in, or distributed from, the FNF Employee Stock Purchase Plan shall be included in the conversion and cancellation of FNF Common Stock pursuant to Sections 2.1(b) and (c).

Section 2.3.  Exchange of Certificates.

(a) Exchange Agent.  As of the Effective Time, the Company shall deposit with a bank or trust company designated by the Company with the prior approval (such approval not to be unreasonably withheld or delayed) of FNF (the “Exchange Agent”), for the benefit of the holders of Eligible Shares (whether in certificated or book entry form), certificates or, at the Company’s option, shares in book entry form (collectively “certificates”) representing the aggregate Stock Consideration issuable pursuant to Section 2.1 in exchange for such shares of FNF Common Stock. Such certificates and all cash from sales of the aggregated fractional shares pursuant to Section 2.3(f), together with any dividends or distributions with respect to the Stock Consideration, are hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures.  As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented Eligible Shares shall, upon surrender to the Exchange Agent of such certificate or certificates in accordance with the terms of the transmittal materials described in Section 2.3(c) of this Agreement and acceptance thereof by the Exchange Agent, be entitled to a certificate representing that number of whole shares of Company Common Stock (and/or cash in lieu of fractional shares of Company Common Stock as contemplated by Section 2.3(f)) which the aggregate number of shares of FNF Common Stock previously represented by such certificate or certificates surrendered shall have been converted into the right to receive pursuant to Section 2.1(b) of this Agreement. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If the consideration to be paid in the Merger (or any portion thereof) is to be delivered to any person other than the person in whose name the certificate representing shares of FNF Common Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that the certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of such consideration to a person other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. After the Effective Time, there shall be no further transfer on the records of FNF or its transfer agent of shares of FNF Common Stock and if such certificates for Eligible Shares are presented to FNF for transfer, they shall be cancelled against delivery of the Merger Consideration as hereinabove provided. Until surrendered as contemplated by this Section 2.3(b), each certificate representing Eligible Shares shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without any interest thereon, as contemplated by Section 2.1. No interest will be paid or will accrue on any cash payable as Merger Consideration.

(c) Letter of Transmittal.  Promptly after the Effective Time (but in no event more than five business days thereafter), the Company shall require the Exchange Agent to mail to each record holder of certificates that immediately prior to the Effective Time represented shares of FNF Common Stock which have been converted pursuant to Section 2.1, a letter of transmittal and instructions for use in surrendering such certificates and receiving the consideration to which such holder shall be entitled pursuant to Section 2.1, each in a form reasonably satisfactory to FNF and the Company.

(d) Distributions with Respect to Unexchanged Shares; Voting.  No dividends or other distributions with respect to Company Common Stock with a record date after the Effective Time shall be paid to the holder of any certificate that immediately prior to the Effective Time represented shares of FNF Common Stock which have been converted pursuant to Section 2.1, until the surrender for exchange of such certificate in accordance with this Article II. Following surrender for exchange of any such certificate, there shall be paid to the holder of such certificate, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the number of whole shares of Company Common Stock into which the shares of FNF Common Stock represented by such certificate immediately prior to the Effective Time were converted pursuant to Section 2.1, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to such surrender, and with a payment date subsequent to such surrender, payable with respect to such whole shares of Company Common Stock. Holders of unsurrendered certificates shall be entitled to vote after the Effective Time at any meeting of Company shareholders the number of whole shares of Company Common Stock represented by such certificates, regardless of whether such holders have exchanged their certificates.

(e) No Further Ownership Rights in Common Stock.  The Merger Consideration paid upon the surrender for exchange of certificates representing shares of FNF Common Stock in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of FNF Common Stock theretofore represented by such certificates, subject, however, to the Company’s obligation (if any) to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared by FNF on such shares of FNF Common Stock in accordance with the terms of or contemplated by this Agreement which remain unpaid at the Effective Time.

(f) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Company Common Stock shall be issued upon the surrender for exchange of certificates that immediately prior to the Effective Time represented shares of FNF Common Stock which have been converted pursuant to Section 2.1, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Company.

(ii) Notwithstanding any other provision in this Agreement to the contrary, any holder of shares of FNF Common Stock entitled to receive a fractional share of Company Common Stock but for this Section shall be entitled to receive a cash payment in lieu thereof, in an amount equal to such holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the shares of Company Common Stock constituting the excess of (i) the number of whole shares of Company Common Stock delivered to the Exchange Agent by the Company over (ii) the aggregate number of whole shares of Company Common Stock to be distributed to holders of FNF Common Stock (such excess, the

“Excess Shares”). As soon as practicable following the Effective Time, the Exchange Agent shall determine the number of Excess Shares and, as agent for the former holders of FNF Common Stock, shall sell the Excess Shares at the prevailing prices on the New York Stock Exchange, Inc. (the “NYSE”). The Exchange Agent shall deduct from the proceeds of the sale of the Excess Shares all commissions, withholding taxes, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale have been distributed to the former holders of FNF Common Stock, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to such former holders in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such holders.

(g) Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) which remains undistributed to the holders of the certificates representing shares of FNF Common Stock for 120 days after the Effective Time shall be delivered to the Company, and any holders of shares of FNF Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Company for payment of their claim for any Merger Consideration and any dividends or distributions with respect to Company Common Stock.

(h) No Liability.  None of the Company, the Surviving Company or the Exchange Agent shall be liable to any person in respect of any shares, cash, dividends or distributions payable from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing shares of FNF Common Stock shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions payable in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(i) Lost, Stolen or Destroyed Certificates.  In the event that any certificate representing shares of FNF Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Company, the posting by such person of a bond in customary amount and upon such terms as may be required by the Company as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Company Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed certificate been surrendered.

(j) Withholding Rights.  The Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted by the Company to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of FNF Common Stock in respect of which such deduction and withholding was made by the Company or the Exchange Agent.

(k) Adjustments.  Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of FNF Common Stock or securities convertible or exchangeable into or exercisable for shares of FNF Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger (but only a merger involving the Company and not FNF, and not including the Leasing Merger), issuer tender or exchange offer, or other similar transaction, then the Merger Consideration and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1.  Representations and Warranties of FNF.  FNF represents and warrants to the Company as follows:

(a) Organization, Standing and Corporate Power.  FNF is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. FNF is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have an FNF Material Adverse Effect. The term “FNF Material Adverse Effect” means any material adverse effect on the ability of FNF to perform its obligations hereunder, or to consummate the transactions contemplated hereby, on a timely basis. FNF has delivered or made available to the Company complete and correct copies of its Certificate of Incorporation (the “FNF Charter”) and By-laws (the “FNF By-laws”), in each case as amended to the date of this Agreement.

(b) Capital Structure.  The authorized capital stock of FNF consists of (i) 250,000,000 shares of FNF Common Stock and (ii) 3,000,000 shares of preferred stock. At the close of business on May 31, 2006, 175,790,428 shares of FNF Common Stock were issued and outstanding, 13,608,696 shares of FNF Common Stock were reserved for issuance pursuant to outstanding options under FNF Stock Option Plans and 8,021,507 shares of FNF Common Stock were held by FNF in its treasury. Except as set forth above, at the close of business on May 31, 2006, no shares of capital stock or other equity securities of FNF were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of FNF are, and all shares which may be issued pursuant to the FNF Stock Option Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of FNF having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of FNF may vote are issued or outstanding. Except as set forth above or in Section 3.1(b) of the FNF Disclosure Schedule, there are not any securities, options, warrants, rights, commitments or agreements of any kind to which FNF is a party or by which it is bound obligating it to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of FNF, or obligating it to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as disclosed in Section 3.1(b) of the FNF Disclosure Schedule, FNF is not a party to or bound by any agreement, proxy or other arrangement restricting the transfer of FNF Common Stock or affecting the voting of any shares of capital stock of FNF.

(c) Authority; Noncontravention.  FNF has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in Section 5.3 (the “FNF Stockholder Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by FNF and the consummation by FNF of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FNF, subject to the approval of its stockholders as set forth in Section 6.1(a). This Agreement has been duly executed and delivered by FNF and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding obligation of FNF, enforceable against FNF in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity. Except as disclosed in Section 3.1(c) of the FNF Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the FNF Charter or FNF By-laws, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, require the consent of any person under, or result in the creation of any Lien on any property or asset of FNF under, any indenture or other agreement, permit, franchise, license or other instrument or undertaking to which FNF is a party or by which FNF or any of its assets is bound or affected, or (iii) subject to the matters referred to in the next sentence, contravene any statute, law, ordinance, rule, regulation, order, judgment, injunction, decree, determination or award applicable to FNF or any of its properties or assets, which, in the case of clauses (ii) and (iii), individually or in the aggregate, would reasonably be expected to have an FNF Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any court or governmental or regulatory authority or agency, domestic or foreign (a “Governmental Entity”), is required by or with respect to FNF in connection with the execution and delivery of this Agreement by FNF or the consummation by FNF of the transactions contemplated hereby, except for (i) the approvals, filings and/or notices required under the insurance laws of the jurisdictions set forth in Section 3.1(c)(i) of the FNF Disclosure Schedule, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of such reports and other filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Delaware Certificate of Merger and the Georgia Certificate of Merger with the Delaware Secretary of State and the Georgia Secretary of State, respectively, and appropriate documents with the relevant authorities of other states in which FNF is qualified to do business, (iv) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.1(c)(ii) of the FNF Disclosure Schedule and (v) such other consents, approvals, authorizations, declarations, filings or notices the failure to obtain or make which, in the aggregate, would not have an FNF Material Adverse Effect.

(d) SEC Documents; Financial Statements.  FNF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 2003 (such reports, schedules, forms, statements and other documents, as amended to the date hereof, are hereinafter referred to as the “FNF SEC Documents”). As of their respective dates, the FNF SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such FNF SEC Documents, and none of the FNF SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any FNF SEC Document has been revised or superseded by a later Filed FNF SEC Document (as defined herein), none of the FNF SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of FNF included in the FNF SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the consolidated financial position of FNF and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). Except as set forth in the Filed FNF SEC Documents, as of the date hereof, FNF has no Liabilities required by generally accepted accounting principles to be set forth on a consolidated balance sheet of FNF and its consolidated subsidiaries or in the notes thereto, other than Liabilities (i) incurred since March 31, 2006 in the ordinary course of business consistent with past practice or (ii) that would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect.

(e) Absence of Certain Changes or Events.  Except as disclosed in the FNF SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed FNF SEC Documents”) or in Section 3.1(e) of the FNF Disclosure Schedule or in connection with the transactions contemplated hereby, since the date of the most recent audited financial statements included in the Filed FNF SEC Documents, FNF has conducted its business only in the ordinary course, and there has not been (i) any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an FNF Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of FNF’s outstanding capital stock (except for ordinary quarterly cash dividends), (iii) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (iv) (x) any granting by FNF to any of the President, the Chief Executive Officer, the Chief Financial Officer, the General Counsel or any Executive Vice President (the “Executive Officers”) of FNF of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed FNF SEC Documents, (y) any granting by FNF to any such Executive Officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed FNF SEC Documents or (z) any entry by FNF into any employment, severance or termination agreement with any such Executive Officer or (v) any change in accounting methods, principles or practices by FNF materially affecting its assets, Liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

(f) Absence of Changes in Benefit Plans.  Except as disclosed in the Filed FNF SEC Documents or in Section 3.1(f) of the FNF Disclosure Schedule, since the date of the most recent audited financial statements included in the Filed FNF SEC Documents, there has not been any adoption or amendment in any material respect by FNF of any collective bargaining agreement or any Benefit Plan (as defined herein).

(g) Benefit Plans.

(i) Each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (hereinafter a “Pension Plan”), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (hereinafter a “Welfare Plan”), and each other plan, arrangement or policy relating to compensation, deferred compensation, severance, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by FNF for the benefit of any present or former officer, employee, agent, director or independent contractor of FNF or any subsidiary thereof (including FNT and the Company) (all the foregoing being herein called “Benefit Plans”) has been administered in accordance with its terms except where failure to administer in accordance with such terms would not have an FNF Material Adverse Effect. FNF and all the Benefit Plans are in compliance with the applicable provisions of ERISA, the Code, all other applicable laws and all applicable collective bargaining agreements except where failure to comply would not reasonably be expected to have an FNF Material Adverse Effect. A complete and correct copy of each Benefit Plan (other than any Benefit Plan maintained or sponsored by FNT or any of its subsidiaries), and the most recent trust agreement, custodial agreement or insurance contract relating thereto, have been made available to the Company. Section 3.1(g) of the FNF Disclosure Schedule sets forth a complete and correct list of each employment contract as to which FNF has any obligation or liability, contingent or otherwise.

(ii) None of FNF or any other person or entity that together with FNF is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a “Commonly Controlled Entity”) has incurred any material liability under Title IV of ERISA (other than for the payment of benefits or Pension Benefit Guaranty Corporation insurance premiums, in either case in the ordinary course).

(iii) No Commonly Controlled Entity is obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from or incurred any contractual liability to any multiemployer plan resulting or which would reasonably be expected to result in any material “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid.

(h) Taxes.  (i) FNF has filed all tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted that remain in effect individually and in the aggregate would not have an FNF Material Adverse Effect. All tax returns filed by FNF are complete and accurate except to the extent that such failure to be complete and accurate would not have an FNF Material Adverse Effect. FNF has paid or caused to be paid all taxes shown as due on such returns, and the most recent financial statements contained in the Filed FNF SEC Documents reflect an adequate reserve for all taxes payable by FNF and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(ii) No deficiencies for any taxes have been proposed, asserted or assessed against FNF that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have an FNF Material Adverse Effect, and, except as set forth in Section 3.1(h) of the FNF Disclosure Schedule, no requests for waivers of the time to assess any such taxes have been granted or are pending. The Federal and state income tax returns of FNF and each of its subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service (the “IRS”) or the appropriate state taxation authorities, as the case may be, or the statute of limitations on assessment or collection of any Federal or state income taxes due from FNF or any of its subsidiaries has expired, for all taxable years of FNF or any of its subsidiaries through the taxable year ended (a) December 31, 2001 for Federal income taxes and (b) December 31, 1999 for state income taxes.

(iii) As used in this Agreement, “taxes” shall include all federal, state, local and foreign income, premium, property, sales, excise, employment, payroll, withholdings and other taxes, tariffs or other governmental charges, including interest, penalties and other additions thereto.

(i) No Excess Parachute Payments; Section 162(m) of the Code.

(i) None of the transactions contemplated by this Agreement shall constitute a triggering event under any employment, severance or termination agreement or other compensation arrangement or Benefit Plan currently in effect which (either alone or upon the occurrence of any additional or subsequent event) would reasonably be expected to result in any payment, acceleration, vesting or increase in benefits to any current or former officer, employee or director of FNF and which would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(ii) Except as disclosed in Section 3.1(i) of the FNF Disclosure Schedule, the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by FNF under any contract, Benefit Plan, program, arrangement or understanding currently in effect.

(j) Voting Requirements.  The affirmative vote of holders of a majority of the shares of FNF Common Stock (with each share of FNF Common Stock having one vote per share) to approve and adopt this Agreement and the Merger is the only vote of the holders of any class or series of the capital stock of FNF necessary to approve and adopt this Agreement and the Merger and the transactions contemplated hereby.

(k) Compliance with Applicable Laws.  FNF has in full force and effect all Federal, state, local and foreign governmental approvals, authorizations, certificates, consents, filings, franchises, licenses, notices, permits and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, in each case except for the failure of Permits to be in full force and effect or for defaults under Permits which failures or defaults individually or in the aggregate would not reasonably be expected to have an FNF Material Adverse Effect. Except as disclosed in the Filed FNF SEC Documents, FNF and the FNF Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, regulations and orders of any Governmental Entity, except for such noncompliance which individually or in the aggregate would not reasonably be expected to have an FNF Material Adverse Effect. Except as disclosed in the Filed FNF SEC Documents, as of the date of this Agreement, to the knowledge of FNF, no investigation, examination, inquiry, enforcement action or other proceeding by any Governmental Entity with respect to FNF is pending or threatened, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a FNF Material Adverse Effect.

(l) Opinion of Financial Advisor.  FNF has received the opinion of its financial advisor, Bear Stearns & Co. Inc., dated June 25, 2006, to the effect that, as of such date, the consideration to be received by FNF and its stockholders pursuant to this Agreement and the Securities Exchange Agreement both as executed on June 25, 2006 (prior to their amendment and restatement), taken together, was fair, from a financial point of view, to the stockholders of FNF. It is agreed and understood that such opinion is for the benefit of FNF’s board of directors and may not be relied on by the Company.

(m) Brokers.  No broker, investment banker, financial advisor or other person, other than Bear Stearns & Co. Inc., the fees and expenses of which will be paid by FNF prior to the Effective Time, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of FNF.

(n) The FNF Special Committee Recommendation; Board of Directors Recommendation.  The FNF Special Committee has duly adopted resolutions recommending to the Board of Directors of FNF approval of this Agreement, the Merger, and the transactions contemplated hereby on the terms and conditions set forth herein. Upon the recommendation of FNF Special Committee, the Board of Directors of FNF has duly (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are fair to and in the best interests of FNF and its stockholders, (ii) approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and (iii) recommended that the stockholders of FNF adopt this Agreement and the Merger and the transactions contemplated hereby and directed that this Agreement and the Merger and the transactions contemplated hereby be submitted for adoption by FNF’s stockholders at the FNF Stockholders Meeting (as defined herein).

(o) Litigation.  There is no suit, action, proceeding or arbitration pending or, to the knowledge of FNF, threatened against or affecting FNF that, individually or in the aggregate, would reasonably be expected to (i) have an FNF Material Adverse Effect or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against FNF having, or which would reasonably be expected to have, any such effect.

(p) No Assets and Liabilities.  At the Effective Time, FNF will not own any assets other than the Assumption Agreement executed and delivered by FNT substantially in the form attached hereto as Exhibit B pursuant to the Securities Exchange Agreement (the “Assumption Agreement”), the Tax Disaffiliation Agreement (as defined herein) and shares of Company Common Stock, and will not have any Liabilities, other than the Excluded FNF Liabilities.

(q) Information Supplied.  None of the information supplied or to be supplied by FNF specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the issuance of Company Common Stock in the Merger (the “Form S-4”) will at the time it becomes effective under the Securities Act, at the time any amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the information statement relating to the approval by the shareholders of the Company of the matters referred to in the second sentence of Section 5.3 and the proxy statement relating to the approval by the stockholders of FNF of the matters referred to in the first sentence of Section 5.3, in each case as amended or supplemented from time to time (collectively, the “Proxy Statement”) will, at the date it is first mailed to the Company’s shareholders or the FNF stockholders, as applicable, and at the time of the Company Shareholders Meeting (as defined herein) and the FNF Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(r) Section 203.  FNF has taken all corporate action necessary to render inapplicable to the Merger, this Agreement and the transactions contemplated hereby, the provisions of Section 203 of the DGCL.

Section 3.2.  Representations and Warranties of the Company.  The Company represents and warrants to FNF as follows:

(a) Organization, Standing and Corporate Power.  The Company and each Company Subsidiary is a corporation, limited partnership, limited liability company or other legal entity duly organized, validly existing and in good standing (in such jurisdictions where such concept is applicable) under the laws of the jurisdiction of its organization and has the requisite corporate or entity power and authority to carry on its business as now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing (in such jurisdictions where such concept is applicable) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have a Company Material Adverse Effect (as hereinafter defined). For purposes of this Agreement, (x) a “Company Subsidiary” means each subsidiary of the Company, and (y) a “Company Material Adverse Effect” means any change, circumstance, effect, event or occurrence that (i) would be materially adverse to the assets, Liabilities, business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, other than any change, circumstance, effect, event or occurrence resulting from (A) changes in general economic conditions affecting the United States, (B) general changes or developments in the industries in which the Company and the Company Subsidiaries operate or (C) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on the relationships, contractual or otherwise, with any customers, distributors, partners or employees of the Company and the Company Subsidiaries to the extent due to the announcement of this Agreement and the transactions contemplated hereby, unless, in the case of the foregoing clauses (A) and (B), such changes referred to therein have a materially disproportionate effect on the Company and the Company Subsidiaries taken as a whole relative to other participants in the industry in which the Company and the Company Subsidiaries operate, or (ii) would have a material adverse effect on the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The Company has delivered or made available to FNF complete and correct copies of the Company Charter and the Company By-laws and of the certificates of incorporation and by-laws, or other organizational documents, of each of the Company Subsidiaries, in each case as amended to the date of this Agreement.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock, par value $.01 per share, and 200,000,000 shares of preferred stock, par value $.01 per share. At the close of business on May 31, 2006, (i) 191,742,076 shares of Company Common Stock and no shares of preferred stock were issued and outstanding, (ii) 5,684,520 shares of Company Common Stock were held by subsidiaries of the Company or by the Company in its treasury and (iii) 13,579,610 shares of Company Common Stock were reserved for issuance pursuant to outstanding options to purchase shares of Company Common Stock granted under the Company’s stock option plans (the “Company Stock Plans”). Except as set forth above, at the close of business on May 31, 2006, no shares of capital stock or other equity securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to this Agreement or upon the exercise of options under the Company Stock Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of the Company may vote are issued or outstanding. Except as set forth above, there are not any securities, options, warrants, rights, commitments or agreements of any kind to which the Company is a party or by which it is bound obligating it to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of the Company, or obligating the Company to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as set forth in Section 3.2(b)(i) of the Disclosure Schedule delivered by the Company to FNF at or prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company is not a party to or bound by any agreement, proxy or other arrangement restricting the transfer of Company Common Stock or affecting the voting of any shares of capital stock of the Company.

(ii) Section 3.2(b)(ii) of the Company Disclosure Schedule lists each Company Subsidiary. Except as set forth in Section 3.2(b)(ii) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other equity securities of each Company Subsidiary have been validly issued and are fully paid and non-assessable (in the case of any Company Subsidiary that is not organized in the United States, to the extent such concepts are applicable) and are owned by the Company, free and clear of all Liens. No bonds, debentures, notes or other indebtedness of any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of any Company Subsidiary may vote are issued or outstanding. Except as set forth in Section 3.2(b)(ii) of the Company Disclosure Schedule, there are no securities, options, warrants, rights, commitments or agreements of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound obligating any of them to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of any Company Subsidiary, or obligating any of them to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as set forth in Section 3.2(b)(ii) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any agreement, proxy or other arrangement restricting the transfer or affecting the voting of any shares of capital stock of any Company Subsidiary. Except for the capital stock or other equity securities of such subsidiaries and the other ownership interests listed in Section 3.2(b)(ii) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any person other than interests held for investment purposes that do not exceed 10% of the voting securities of any such single person.

(c) Authority; Noncontravention.  The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of its shareholders as set forth in Section 5.3 (the “Company Shareholder Approval”), the Company and each of the Company Subsidiaries has all requisite corporate power and authority to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of FNF, constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity. Except as disclosed in Section 3.2(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, (i) conflict with any of the provisions of the Company Charter or the Company By-laws, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, require the consent of any person under, or result in the creation of any Lien on any property or asset of the Company or any Company Subsidiary under, any indenture or other agreement, permit, franchise, license or other instrument or undertaking to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their assets is bound or affected, or (iii) subject to the matters referred to in the next sentence, contravene any statute, law, ordinance, rule, regulation, order, judgment, injunction, decree, determination or award applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, which, in the case of clauses (ii) and (iii), individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company or any Company Subsidiary, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the filing of premerger notification and report forms under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the Merger, (ii) the approvals, filings and/or notices required under the insurance laws of the jurisdictions set forth in Section 3.2(c)(i) of the Company Disclosure Schedule, (iii) the filing with the SEC of such reports and other filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing with the SEC of the Form S-4 and the Proxy Statement relating to the matters referred to in the first and second sentences of Section 5.3, (v) the filing of the certificate of merger with the Delaware Secretary of State and the Georgia Secretary of State, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (vi) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.2(c)(ii) of the Company Disclosure Schedule and (vii) such other consents, approvals, authorizations, declarations, filings or notices the failure to obtain or make which, in the aggregate, would not have a Company Material Adverse Effect.

(d) SEC Documents; Financial Statements.  (i) The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 2003 (such reports, schedules, forms, statements and other documents, as amended to the date hereof, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later Filed Company SEC Document (as defined herein), none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Except as set forth in the Filed Company SEC Documents, neither the Company nor any of its subsidiaries has any Liabilities required by generally accepted accounting principles to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto, other than Liabilities (i) incurred since March 31, 2006 in the ordinary course of business consistent with past practice or (ii) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Absence of Certain Changes or Events.  Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or in Section 3.2(e) of the Company Disclosure Schedule or in connection with the transactions contemplated hereby, since the date of the most recent audited financial statements included in the Filed Company SEC Documents, the Company and each Company Subsidiary has conducted its business only in the ordinary course, and there has not been (i) any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s outstanding capital stock (except for ordinary quarterly cash dividends), (iii) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (iv) (x) any granting by the Company or any Company Subsidiary to any Executive Officers of the Company of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents, (y) any granting by the Company or any Company Subsidiary to any such Executive Officer of the Company of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents or (z) any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such Executive Officer of the Company or (v) any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting its assets, Liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

(f) Absence of Changes in Benefit Plans.  Except as disclosed in the Filed Company SEC Documents or in Section 3.2(f) of the Company Disclosure Schedule, since the date of the most recent audited financial statements included in the Filed Company SEC Documents, there has not been any adoption or amendment by the Company or any Company Subsidiary of any collective bargaining agreement or any Company Benefit Plan (as defined herein).

(g) Benefit Plans.

(i) Each Pension Plan, Welfare Plan, and each other plan, arrangement or policy relating to compensation, deferred compensation, severance, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or any of the Company Subsidiaries for the benefit of any present or former officer, employee, agent, director or independent contractor of the Company or any Company Subsidiary (all the foregoing being herein called “Company Benefit Plans”) has been administered in accordance with its terms except where failure to administer in accordance with such terms would not reasonably be expected to have a Company Material Adverse Effect. The Company, each of the Company Subsidiaries and all the Company Benefit Plans are in compliance with the applicable provisions of ERISA, the Code, all other applicable laws and all applicable collective bargaining agreements except where failure to comply would not reasonably be expected to have a Company Material Adverse Effect. A complete and correct copy of each Company Benefit Plan, and the most recent trust agreement, custodial agreement or insurance contract relating thereto, have been made available to FNF. Section 3.2(g) of the Company Disclosure Schedule sets forth a complete and correct list of each employment contract as to which the Company has any obligation or liability, contingent or otherwise.

(ii) None of the Company or any other person or entity that together with the Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a “Company Commonly Controlled Entity”) has incurred any material liability under Title IV of ERISA (other than for the payment of benefits or Pension Benefit Guaranty Corporation insurance premiums, in either case in the ordinary course).

(iii) No Company Commonly Controlled Entity is obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from or incurred any contractual liability to any multiemployer plan resulting or which would reasonably be expected to result in any material “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid.

(h) Taxes.

(i) Each of the Company and the Company Subsidiaries has filed all tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted that remain in effect individually or in the aggregate would not have a Company Material Adverse Effect. All tax returns filed by the Company and each Company Subsidiary are complete and accurate except to the extent that such failure to be complete and accurate would not have a Company Material Adverse Effect. The Company and each Company Subsidiary has paid (or the Company has paid on behalf of the Company Subsidiary) all taxes shown as due on such returns, and the most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(ii) No deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a Company Material Adverse Effect, and, except as set forth in Section 3.2(h) of the Company Disclosure Schedule, no requests for waivers of the time to assess any such taxes have been granted or are pending. The Federal and state income tax returns of the Company and each of its subsidiaries consolidated in such returns have been examined by and settled with the IRS or the appropriate state taxation authorities, as the case may be, or the statute of limitations on assessment or collection of any Federal or state income taxes due from the Company or any of its subsidiaries has expired, for all taxable years of the Company or any of its subsidiaries through the taxable year ended (a) December 31, 2001, for Federal income taxes and (b) December 31, 1999, for state income taxes.

(i) No Excess Parachute Payments; Section 162(m) of the Code.

(i) Except as disclosed in Section 3.2(i) of the Company Disclosure Schedule, none of the transactions contemplated by this Agreement shall constitute a triggering event under any employment, severance or termination agreement or other compensation arrangement or Company Benefit Plan currently in effect which (either alone or upon the occurrence of any additional or subsequent event) would reasonably be expected to result in any payment, acceleration, vesting or increase in benefits to any current or former officer, employee or director of the Company or any of its subsidiaries and which would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(ii) Except as disclosed in Section 3.2(i) of the Company Disclosure Schedule, the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company or any Company Subsidiary under any contract, Company Benefit Plan, program, arrangement or understanding currently in effect.

(j) Voting Requirements.  The affirmative vote of the shareholders of the Company by the requisite vote in accordance with the requirements of the New York Stock Exchange Listed Company Manual and any applicable law to approve the issuance of the Company Common Stock in the Merger and the Company Incentive Plan Amendment (as defined herein) is the only vote of the holders of any class or series of Company Common Stock necessary to approve issuance of the Company Common Stock in the Merger and this Agreement and any of the transactions contemplated hereby, including the Company Incentive Plan Amendment.

(k) Compliance with Applicable Laws.  Except as set forth in Section 3.2(k) of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries has in full force and effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, in each case except for the failure of Permits to be in full force and effect or for defaults under Permits which failures or defaults individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Filed Company SEC Documents, the Company and the Company Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, regulations and orders of any Governmental Entity, except for such noncompliance which individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Filed Company SEC Documents, as of the date of this Agreement, to the knowledge of the Company, no investigation, examination, inquiry, enforcement action or other proceeding by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or threatened, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a Company Material Adverse Effect.

(l) Opinion of Financial Advisor.  The Company has received the opinion of its financial advisor, Stephens, Inc., dated June 25, 2006, to the effect that, as of such date, the Conversion Number (under this Agreement prior to its amendment and restatement) was fair from a financial point of view to the shareholders of the Company other than FNF. It is agreed and understood that such opinion is for the benefit of the Company’s board of directors and may not be relied on by FNF.

(m) Brokers.  No broker, investment banker, financial advisor or other person, other than Stephens, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(n) The Company Special Committee Recommendation; Board of Directors Recommendation.  The Company Special Committee has duly adopted resolutions recommending to the Board of Directors of the Company approval of this Agreement, the Merger, the issuance of Company Common Stock in the Merger and the transactions contemplated hereby on the terms and conditions set forth herein. Upon the recommendation of the Company Special Committee, the Board of Directors of the Company has duly (i) determined that this Agreement, the Merger, the issuance of Company Common Stock in the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and (iii) recommended that the shareholders of the Company approve the issuance of Company Common Stock in the Merger and the Company Incentive Plan Amendment and directed that the issuance of Company Common Stock in the Merger and the Company Incentive Plan Amendment be submitted for approval of the Company’s shareholders at the Company Shareholders Meeting (as defined herein).

(o) Litigation.  Except as set forth in Section 3.2(o) of the Company Disclosure Schedule, there is no suit, action, proceeding or arbitration pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries that, individually or in the aggregate, would reasonably be expected to (i) have a Company Material Adverse Effect (other than as described in the Filed Company SEC Documents) or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against the Company or any of the Company Subsidiaries having, or which would reasonably be expected to have, any such effect.

(p) Transaction Documents.  None of the information contained in (i) the Form S-4 will, at the time it becomes effective under the Securities Act, at the time any amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company’s or FNF’s stockholders or at the time of the Company Shareholders Meeting or the FNF Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.2(p) with respect to information supplied by FNF specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

(q) Fair Price Requirements; State Anti-Takeover Statutes.  The Board of Directors of the Company has taken all actions necessary so that the Merger and other transactions contemplated by this Agreement have been approved in accordance with Section 1111(1) of the GBCC, and no additional shareholder vote pursuant to Section 1111(2) of the GBCC shall be required in order to effectuate the Merger and the other transactions contemplated by this Agreement. Neither Section 1132 of the GBCC nor, to the Company’s knowledge, any other “fair price” (other than Sections 1110-1113 of the GBCC), “moratorium,” “control share acquisition” or other state takeover statute or similar statute or regulation is applicable to the Merger or any other transaction contemplated by this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS
PRIOR TO MERGER

Section 4.1.  Conduct of Business by the Company.  (a) Except as specifically contemplated by this Agreement, or as set forth on Section 4.1(a) of the Disclosure Schedule or as required by applicable law, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, carry on their respective businesses only in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with Government Entities, customers, suppliers, distributors, creditors, lessors and other persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth on Section 4.1(b) of the Disclosure Schedule, in connection with the Leasing Merger or as otherwise expressly required by or provided for in this Agreement, the Company shall not, and shall not permit any of the Company Subsidiaries to, without the prior consent of FNF:

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any outstanding capital stock of the Company, other than ordinary quarterly cash dividends, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or (z) except as required by the terms of any agreement, arrangement or plan in effect as of the date hereof, purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

(ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than upon the exercise of options outstanding on the date of this Agreement under the Company Stock Plans;

(iii) amend or propose any change to its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(iv) (w) acquire, in any transaction or a series of related transactions, (1) any business or any corporation, partnership, joint venture, association or other business organization or division thereof other than the acquisition of the shares of National Title Insurance of New York, Inc. or (2) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries taken as a whole, (x) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, (y) restructure, reorganize or completely or partially liquidate or (z) otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, when taken as a whole;

(v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets that are material to the Company and its Subsidiaries taken as a whole, except in the ordinary course of business consistent with past practice;

(vi) (x) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another person, other than indebtedness in an amount less than $2,000,000 individually or $10,000,000 in the aggregate or indebtedness owing to or guarantees owing to the Company or any direct or indirect wholly-owned Company Subsidiary (it being understood that the Company’s guarantee of the performance of a Company Subsidiary to a third party customer or vendor shall not constitute an incurrence of indebtedness under this subsection), or (y) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or to any direct or indirect wholly-owned Company Subsidiary and routine, immaterial advances to employees, and other than purchases of investment assets in the ordinary course of business consistent with past practice;

(vii) except in accordance with the Company’s budget which exists as of the date hereof, make or agree to make any new capital expenditure or expenditures which, individually, involves payments of in excess of $10,000,000 or, in the aggregate, involve payments of in excess of $25,000,000;

(viii) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or in amounts not in excess of $2,000,000 in each case;

(ix) make any change in accounting methods, principles or practices used by the Company or any of the Company Subsidiaries materially affecting its assets, liabilities or business, except insofar as may be required by a change in generally accepted accounting principles;

(x) other than in the ordinary course of business consistent with past practice, cancel, modify or waive any material debts or claims held by it or waive any material rights under any material contract to which the Company of any of its Subsidiaries is a party;

(xi) except as required pursuant to existing written, binding agreements or policies in effect prior to the date of this Agreement, or as otherwise required by applicable law, (w) grant or provide any material severance or termination payments or benefits to any director, officer or employee of the Company, except, in the case of employees who are not officers, in the ordinary course of business consistent with past practice, (x) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any material bonus to, or make any new equity awards to any director, officer or employee of the Company, except for increases in the ordinary course of business consistent with past practice for employees who are not officers, (y) establish, adopt, materially amend or terminate any Company Benefit Plan or amend the terms of any outstanding equity-based awards, or (z) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan; or

(xii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business of FNF.  FNF shall not take any action that would cause it to own any assets at the Effective Time other than the Assumption Agreement, the Tax Disaffiliation Agreement and shares of Company Common Stock or to have any Liabilities at the Effective Time (other than Excluded FNF Liabilities).

Section 4.2.  Other Actions.  The Company, each Company Subsidiary and FNF shall not take any action that would, or that would reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied. The Company shall give prompt notice to FNF, and FNF shall give prompt notice to the Company, of any event, condition or circumstance of which it becomes aware that would constitute a violation or breach of this Agreement by it; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1.  Preparation of Form S-4 and the Proxy Statement.  As soon as practicable following the date of this Agreement, the Company and FNF shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and FNF shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC under the Exchange Act and have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders and FNF shall use its reasonable best efforts to cause the Proxy Statement to be mailed to FNF’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective. The Company shall also take, in consultation with FNF and its counsel, any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Company Common Stock in the Merger and FNF shall furnish all information concerning FNF and the holders of the FNF Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by the Company or FNF without providing the other party the opportunity to review and comment thereon. Each party shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other party with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Form S-4 and the Proxy Statement. The Company shall advise FNF, promptly after it receives notice thereof, of the time when the Form S-4 becomes effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Company Shareholders Meeting or the FNF Stockholders Meeting, any information relating to the Company or FNF or any of their respective affiliates, officers or directors should be discovered by the Company or FNF which is required by applicable law to be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that the Form S-4 or Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable law, disseminated to the shareholders of the Company and the stockholders of FNF. The Company shall not mail or use the Proxy Statement or any amendment or supplement thereto without the prior approval of FNF of the form and content thereof, which approval will not be unreasonably withheld or delayed.

Section 5.2.  Treatment of Company Stock Options.  The Company shall take all actions necessary so that each outstanding option to purchase shares of Company Common Stock held by an employee or director who, following the Spin-off, shall be employed solely by or solely serve as a director of FNT or any subsidiary thereof, shall be fully vested as of the effective time of the Spin-off.

Section 5.3.  Meetings of Stockholders.  FNF shall take all action necessary in accordance with applicable law and the FNF Charter and FNF By-laws to convene a meeting of its stockholders (the “FNF Stockholders Meeting”) to consider and vote upon the adoption of this Agreement and to cause such vote to be taken. The Company shall take all action necessary in accordance with applicable law and the Company Charter and Company By-laws to convene a meeting of its shareholders (the “Company Shareholders Meeting”) to consider and vote upon the approval of the issuance of Company Common Stock in the Merger and the Company Incentive Plan Amendment (collectively, the “Company Vote Items”) and to cause such vote to be taken. Subject to Section 5.8 hereof, FNF and the Company shall, through their respective Boards of Directors, recommend to their respective stockholders adoption or approval, as the case may be, of the foregoing matters and FNF shall take all lawful action to solicit such adoption or approval, as the case may be, by its stockholders. Without limiting the generality of the foregoing, (x) FNF agrees that its obligations pursuant to the first and last sentences of this Section 5.3 shall not be affected by the withdrawal or modification by the Board of Directors of FNF of its approval or recommendation of this Agreement or the Merger and (y) the Company agrees that its obligations pursuant to the second and last sentences of this Section 5.3 shall not be affected by the withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of any of the Company Vote Items. FNF and the Company shall use reasonable efforts to hold the FNF Stockholders Meeting and the Company Shareholders Meeting on the same day as the meeting of stockholders of FNT to be held to approve the Securities Exchange Agreement and use their reasonable best efforts to hold such meetings as soon as practicable after the Form S-4 is declared effective.

Section 5.4.  Access to Information; Confidentiality.  Each of FNF and the Company shall, and shall cause any of its respective subsidiaries to, afford to the other party and to the officers, employees, counsel, financial advisors, accountants, actuaries and other representatives of such other party reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records and, during such period, each of FNF and the Company shall, and shall cause each of its respective subsidiaries to, furnish as promptly as practicable to the other party such information concerning its business, properties, financial condition, operations and personnel as such other party may from time to time reasonably request.

Section 5.5.  Reasonable Best Efforts.  Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement.

Section 5.6.  Public Announcements.  The Company, on the one hand, and FNF, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange (in which case the party subject to such obligations shall advise the other party of such requirement).

Section 5.7.  Acquisition Proposals.  The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor, representative or agent of, the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Company Acquisition Proposal (as defined below), or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal or (ii) participate in or continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any Company Acquisition Proposal. Notwithstanding the foregoing, prior to the time, but not after, the requisite vote of the Company Stockholders is obtained, if the Board of Directors of the Company determines in good faith, following consultation with outside counsel, that such action is required in order for such directors to comply with their fiduciary duties under applicable law, the Company, any Company Subsidiary or any officer, director or employee of, or any investment banker, attorney or other advisor, representative or agent of, the Company or any Company Subsidiary may, following the receipt of an unsolicited Company Acquisition Proposal by the Company, participate in negotiations regarding such Company Acquisition Proposal or furnish information regarding the Company and its business pursuant to an appropriate confidentiality agreement to the person making such Company Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, the Company shall promptly advise FNF orally and in writing of the receipt by it (or any of the other entities or persons referred to above) after the date hereof of any Company Acquisition Proposal, or any inquiry which could lead to any Company Acquisition Proposal, the material terms and conditions of such Company Acquisition Proposal or inquiry, and the identity of the person making any such Company Acquisition Proposal or inquiry. The Company shall keep FNF fully informed of the status and details of any such Company Acquisition Proposal or inquiry. For purposes of this Agreement, “Company Acquisition Proposal” means any proposal or offer for a merger, consolidation or other business combination involving the Company or any Company Subsidiary or any proposal or offer to acquire or cause to be acquired in any manner, directly or indirectly, all or substantially all of the business, assets or capital stock of the Company, other than the transactions contemplated by this Agreement.

Section 5.8.  Fiduciary Duties.

(a) Notwithstanding anything herein to the contrary, (i) prior to the Company Shareholder Approval, but not after, the Board of Directors of the Company may withdraw or modify its recommendation, or propose to do so, with respect to the Merger in a manner adverse to FNF if the Board of Directors of the Company concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, that the withdrawal or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law (it being understood that publicly taking a neutral position or no position with respect to a Company Acquisition Proposal at any time beyond ten business days after the first public announcement of such a proposal shall be considered an adverse modification) and (ii) prior to the FNF Stockholder Approval, but not after, the Board of Directors of FNF may withdraw or modify its recommendation, or propose to do so, with respect to the Merger in a manner adverse to the Company if the Board of Directors of FNF concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, that the withdrawal or modification of such recommendation is required in order for the Board of Directors of FNF to comply with its fiduciary duties under applicable law. No change of recommendation may be made by the Company until at least 48 hours following FNF’s receipt of notice from the Company that the Board of Directors of the Company intends to change its recommendation and the basis therefor, including all necessary information under Section 5.7. In determining whether to make a change of recommendation in response to a Company Acquisition Proposal or otherwise, the Company Board of Directors shall take into account any changes to the terms of this Agreement proposed by FNF and any other information provided by FNF in response to such notice. Any material amendment to any Company Acquisition Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 5.8(a), including with respect to the notice period referred to in this Section 5.8(a).

(b) Nothing contained in this Agreement shall prohibit FNF from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to FNF’s stockholders which, in the good faith reasonable judgment of the Board of Directors of FNF based on the advice of counsel, is required under applicable law; provided that FNF does not withdraw or modify, or propose to withdraw or modify, its position with respect to this Agreement or the Merger other than as set forth in Section 5.8(a). Notwithstanding anything contained in this Agreement to the contrary, any action by the Board of Directors of FNF permitted by this Section 5.8 shall not constitute a breach of this Agreement by FNF.

(c) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders which, in the good faith reasonable judgment of the Board of Directors of the Company based on the advice of counsel, is required under applicable law; provided that the Company does not withdraw or modify, or propose to withdraw or modify, its position with respect to any of the Company Vote Items other than as set forth in Section 5.8(a). Notwithstanding anything contained in this Agreement to the contrary, any action by the Board of Directors of the Company permitted by this Section 5.8 shall not constitute a breach of this Agreement by the Company.

Section 5.9.  Consents, Approvals and Filings.  (i) FNF and the Company shall make and cause their respective subsidiaries to make all necessary filings, as soon as practicable, including those required under the HSR Act, the Securities Act, the Exchange Act, state securities laws and state insurance laws in order to facilitate prompt consummation of the Merger and the other transactions contemplated by this Agreement. In addition, FNF and the Company shall each use their reasonable best efforts, and shall cooperate fully with each other (i) to comply as promptly as practicable with all governmental requirements applicable to the Merger and the other transactions contemplated by this Agreement and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all third parties necessary or advisable for the consummation of the Merger and the other transactions contemplated by this Agreement. Each of FNF and the Company shall use its reasonable best efforts to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request.

(ii) Each of the parties shall provide to the other party copies of all applications in advance of filing or submission of such applications to Governmental Entities in connection with this Agreement.

(iii) Subject to applicable law and the instructions of any Governmental Entity, FNF and the Company each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by FNF or the Company, as the case may be, or any of their respective subsidiaries, from any third party or any Governmental Entity with respect to such transactions. Without limiting the generality of the foregoing, FNF shall keep the Company informed to the fullest extent practicable of all developments concerning the IRS private letter ruling referred to in Sections 6.2(c) and 6.3(c) and shall provide the Company with reasonable opportunity to review and comment on all submissions to the IRS in connection therewith prior to such submission (except to the extent that providing such opportunity is not reasonably practicable, in which case FNF shall provide the Company with a copy of such submission as soon as practicable following such submission). The Company shall give prompt notice to FNF of any change, fact or condition that is reasonably likely to result in a Company Material Adverse Effect or of any failure of any condition to FNF’s obligations to effect the Merger, and FNF shall give prompt notice to the Company of any change, fact or condition that is reasonably likely to result in a FNF Material Adverse Effect or of any failure of any condition to the Company’s obligations to effect the Merger.

Section 5.10.  Spin-Off.  FNF and the Company shall not, and shall cause their respective subsidiaries not to, take or cause to be taken any action that would be likely to disqualify the Spin-off as a tax-free spin-off within the meaning of Section 355 of the Code.

Section 5.11.  Affiliates and Certain Stockholders.  Prior to the Closing Date, FNF shall deliver to the Company a letter identifying all persons who are, at the time the Merger is submitted for adoption by the stockholders of FNF, “affiliates” of FNF for purposes of Rule 145 under the Securities Act. FNF shall use its reasonable best efforts to cause each such person to deliver to the Company on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit C hereto. The Company shall not be required to maintain the effectiveness of the Form S-4 for the purposes of resale of Company Common Stock by such affiliates and the certificates representing Company Common Stock received by such affiliates in the Merger shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 5.11.

Section 5.12.  NYSE Listing.  The Company shall use its reasonable best efforts to cause the Company Common Stock to continue to be listed on the NYSE through the Effective Time and to cause the shares of Company Common Stock to be issued in the Merger and the other transactions contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof and in any event prior to the Effective Time.

Section 5.13.  Stockholder Litigation.  The Company shall give FNF, and FNF shall give the Company, the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or FNF, as applicable, and its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without the consent of the other party, which consent shall not be unreasonably withheld.

Section 5.14.  Action Relating to Stock Option Plans.  As soon as practicable following the date of this Agreement, the Boards of Directors of FNF and the Company (or any authorized committees thereof) shall adopt such resolutions or take such actions, if any, as may be required to adjust the terms of all outstanding FNF Stock Options in accordance with Section 2.2, all FNF restricted stock in accordance with Section 2.1(d) and all options to purchase Company Common Stock in accordance with Section 5.2 and shall make such other changes to the FNF Stock Option Plans as it deems appropriate to give effect to the Merger and the terms hereof.

Section 5.15.  Section 16 Matters.  Each of FNF and the Company and their respective boards of directors (and any subcommittees thereof) shall adopt such resolutions as are necessary for purposes of Rule 16b-3 under the Exchange Act to specifically approve (i) the disposition in the Merger of shares of FNF Common Stock and “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act) relating thereto, and (ii) the acquisition in the Merger of Company Common Stock and derivative securities relating thereto, in each case by each officer or director of FNF or the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FNF or the Company, as the case may be.

Section 5.16.  Related Party Agreements.  At or prior to the Closing:

(i) The Company and FNF shall, and the Company shall cause each Company Subsidiary that is party to any of the agreements listed on Section 5.16 of the Disclosure Schedule (the “Related Party Agreements”) to, enter into the amendments or terminations to the Related Party Agreements described in Section 5.16 of the Disclosure Schedule, which amendments or terminations shall be effective at or prior to the Closing.

(ii) The Company shall, and FNF shall cause FNT to, enter into a cross-indemnity agreement as of the time of the Spin-off in the form attached hereto as Exhibit D (the “Cross-Indemnity Agreement”).

(iii) The Company and FNF shall, and FNF shall cause FNT to, enter into a tax disaffiliation agreement as of the time of the Spin-off in the form attached hereto as Exhibit E (the “Tax Disaffiliation Agreement”).

Section 5.17.  Company Common Stock Buy-Backs.  If, after giving effect to actual or anticipated or projected exercises of outstanding options to purchase shares of Company Common Stock after the date hereof and prior to the Effective Time, the Merger Consideration would not constitute more than 50% of the shares of Company Common Stock outstanding immediately after the Effective Time, the Company shall, if and to the extent directed by FNF, repurchase such number of shares of Company Common Stock as shall be reasonably adequate to cause the Merger Consideration to constitute more than 50% of the shares of Company Common Stock outstanding immediately after the Effective Time; provided that the Company shall not be required to effect any such repurchase if such repurchase would constitute or result in a violation of applicable law, including Regulation M under the Exchange Act.

Section 5.18.  Taxation.  Neither FNF nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would be likely to disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.19.  Takeover Statutes.  If any “fair price,” “moratorium,” “control share acquisition” or other state takeover statute or similar statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of FNF and the Company and its respective board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.20.  Employee Benefits.  The Company agrees to (i) provide coverage for employees of FNF and its subsidiaries who become employees of the Company at the effective time of the Spin-off or who are scheduled to become employees of the Company at or prior to the Effective Time under the Company Benefit Plans as of immediately following the effective time of the Spin-off, (ii) waive any preexisting conditions, waiting periods and actively at work requirements under such plans, and (iii) cause such plans to honor any expenses incurred by the employees and their beneficiaries under similar plans of FNF during the portion of the calendar year in which the Spin-off occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. The Company will cause any Company Benefit Plan (and any other employee benefit plans established by the Company after the date hereof) in which such employees are eligible to participate after the Spin-off to take into account for purposes of eligibility, vesting and benefit accrual thereunder (but, in respect of benefit accrual, only to the extent it would not result in a duplication of benefits for the same period of service), service with FNF and its subsidiaries as if such service were with the Company, to the same extent such service was credited under a comparable plan of FNF prior to the Spin-off. With respect to all Benefit Plans that are sponsored by FNF and constitute employee benefit plans within the meaning of Section 3(3) of ERISA, including the Fidelity National Financial Group 401(k) Profit Sharing Plan, FNF shall, to the extent any such plan is not terminated (and all assets distributed and all liabilities satisfied) prior to the effective time of the Spin-off, cause the sponsorship of such plans to be transferred to FNT prior to the effective time of the Spin-off, together with all insurance policies, bonds, and trust, services and other agreements relating to such plans; provided, however, that FNT and FIS shall be entitled to the rights and benefits under such insurance policies, bonds, and trust, services and other agreements relating to such plans to the extent reasonably attributable to their respective businesses prior to the effective time of the Spin-off, as mutually agreed by such companies.

Section 5.21.  Certegy Stock Incentive Plan Amendment.  Prior to the Effective Time, the Company shall (i) amend and restate the Certegy Inc. Stock Incentive Plan (as amended and restated through the date thereof) to increase the total number of shares available under such plan by an additional 4,000,000 shares (the “Company Incentive Plan Amendment”), and (ii) submit such amended and restated plan to the Company’s shareholders for approval at the Company Shareholders Meeting. The Company shall use its reasonable best efforts to obtain any required consent or waiver of each holder of outstanding, unvested options issued under the Company Incentive Plan so that the transactions contemplated hereby shall not constitute a “change of control” within the meaning of the Company Incentive Plan with respect to such holder.

Section 5.22.  Annual Incentive Plan and Transaction Bonuses.  The parties agree that the Company’s adoption of an annual incentive plan prior to the Effective Time shall not be a violation of the representations in Section 3.2 or the covenants in Section 4.1(a). The parties further agree that FNF’s payment of (or authorization or commitment to pay) any transaction related bonuses to FNF officers shall not be a violation of the representations in Section 3.1.

Section 5.23.  Company Share Repurchase.  On the business day prior to the closing under the Securities Exchange Agreement, the Company shall purchase from FNT and its subsidiaries, and FNF shall cause FNT and its subsidiaries to sell to the Company, all shares of Company Common Stock held by FNT and its subsidiaries, for a price per share equal to the closing price per share of such common stock on the NYSE on the immediately preceding trading day.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval.  This Agreement shall have been adopted by the requisite vote of the stockholders of FNF in accordance with applicable law and the FNF Charter and FNF By-laws and the approval of the issuance of Company Common Stock in the Merger shall have been approved by the requisite vote of the shareholders of the Company in accordance with the rules of the NYSE.

(b) Governmental and Regulatory Consents.  All filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, Governmental Entities, including those set forth in Sections 3.1(c) of the FNF Disclosure Schedule and 3.2(c) of the Company Disclosure Schedule, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by FNF and the Company shall have been made or obtained (as the case may be), and such consents, approvals, permits and authorizations shall be subject to no conditions other than conditions that would not reasonably be expected to have a Company Material Adverse Effect.

(c) HSR Act.  Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have otherwise expired.

(d) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated hereby shall be in effect and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law deemed applicable to the Merger or any of the other transactions contemplated hereby individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing; provided, however, that the party invoking this condition shall have used reasonable efforts to have any such order or injunction vacated.

(e) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f) NYSE Listing.  The shares of Company Common Stock issuable to FNF stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(g) Third-Party Consents.  All consents and waivers of third parties to the consummation of the Merger and the other transactions contemplated hereby shall have been obtained, other than those which, if not obtained, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(h) Spin-Off and Leasing Merger.  The Spin-off shall have occurred in accordance with the terms of the Spin-off Agreements. The Leasing Merger shall have occurred in accordance with the terms of the Leasing Merger Agreement.

(i) Related Party Agreements.  The amendments or terminations of the Related Party Agreements set forth in Section 5.16 of the Disclosure Schedule shall have been entered into by the parties thereto.

Section 6.2.  Conditions to Obligation of Company.  The obligation of the Company to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties.  The representations and warranties of FNF set forth in Section 3.1(p) shall be true and correct. The other representations and warranties of FNF set forth in this Agreement shall be true and correct as of the date of this Agreement (except to the extent such representations and warranties speak as of an earlier date) and as of the Closing Date as though made on and as of the Closing Date, subject to such exceptions as do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect after giving effect to the Merger. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of FNF by an executive officer of FNF to the effect set forth in this Section 6.2(a).

(b) Performance of Obligations of FNF.  FNF shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of FNF by an executive officer of FNF to such effect.

(c) Tax Matters.

(i) The Company shall have received an opinion of its special tax advisor, Weil, Gotshal & Manges LLP, in substance and form satisfactory to the Company, dated the Closing Date, or FNF shall have received a private letter ruling, in substance and form satisfactory to the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of FNF and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering any such opinion, such counsel shall be entitled to rely upon customary assumptions and certificates of officers of FNF and the Company delivered to such counsel in connection with such opinion substantially in the form of Exhibits F and G hereto.

(ii) FNF shall have received (i) an opinion of its special tax advisor, Deloitte Tax LLP, in substance and form reasonably satisfactory to the Company, dated the Closing Date, to the effect that, for U.S. federal income tax purposes, the Asset Contribution (as defined in the Securities Exchange Agreement) will qualify as a reorganization within the meaning of Section 368(a) of the Code (taking into account the Spin-off), and the Spin-off will qualify as a tax-free transaction under Section 355 and related provisions of the Code (including Section 361(c)(1)) for both FNF and its stockholders, and (ii) from the IRS a private letter ruling, in substance and form reasonably satisfactory to the Company, that specifically includes rulings 1, 6, 15, 24 and 25 as requested in Section VI of the request letter from Deloitte Tax LLP to the IRS dated June 2, 2006, or rulings substantially to that effect, and such rulings shall be in full force and effect.

(d) Other Agreements.  FNT shall have executed and delivered the Cross-Indemnity Agreement and FNT and FNF shall have executed and delivered the Tax Disaffiliation Agreement.

Section 6.3.  Conditions to Obligation of FNF.  The obligation of FNF to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct (without regard to any qualifications or references to Company Material Adverse Effect or “material” or any other materiality qualifications or references contained in any specific representation or warranty), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent any such representation and warranty speaks as of an earlier date, in which event such representation and warranty shall be true and correct as of such date, and (ii) where any failure of the representations or warranties in the aggregate to be true and correct would not reasonably be expected to have a Company Material Adverse Effect, and FNF shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and FNF shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Tax Matters.  FNF shall have received an opinion of its special tax advisor, Deloitte Tax LLP, in substance and form satisfactory to FNF, dated the Closing Date, or FNF shall have received a private letter ruling, in substance and form satisfactory to FNF, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of FNF and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering any such opinion, such tax advisor shall be entitled to rely upon customary assumptions and certificates of officers of FNF and the Company delivered to such counsel in connection with such opinion substantially in the form of Exhibits F and G hereto.

(d) Other Agreements.  The Company and FNT shall have executed and delivered the Cross-Indemnity Agreement and the Tax Disaffiliation Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company and FNF:

(a) by mutual written consent of the Company and FNF, as authorized by action of the Company Special Committee and the FNF Special Committee, respectively;

(b) by either the Company or FNF:

(i) if, upon a vote at a duly held Company Shareholders Meeting or FNF Stockholders Meeting or any adjournment or postponement thereof, any required approval of the stockholders of the Company or FNF, as the case may be, shall not have been obtained;

(ii) if the Securities Exchange Agreement or the Leasing Merger Agreement shall have been terminated;

(iii) if the Merger shall not have been consummated on or before the earlier of (x) the date that is 30 days after the closing under the Securities Exchange Agreement or (y) December 31, 2006 (the “Termination Date”); or

(iv) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(c) by the Company:

(i) if the FNF Special Committee shall have withdrawn, qualified or modified in any material respect its approval of this Agreement or its recommendation to the FNF stockholders in a manner adverse to the Company; or

(ii) if there has been a breach of any representation, warranty, covenant or agreement made by FNF in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied and such breach or failure to be true or correct is not curable by the Termination Date; or

(d) by FNF:

(i) if the Company Special Committee shall have withdrawn, qualified or modified in any material respect its approval of this Agreement or its recommendation to the Company shareholders in a manner adverse to FNF; or

(ii) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 6.3(a) or 6.3(b) would not be satisfied and such breach or failure to be true or correct is not curable by the Termination Date.

The right to terminate this Agreement pursuant to Section 7.1(b)(iii) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

Section 7.2.  Effect of Termination.  In the event of termination of this Agreement and the abandonment of the Merger by either the Company or FNF as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of FNF or the Company, other than as set forth in this Section 7.2 and Article VIII, which shall survive such termination. Nothing contained in this section shall relieve any party from any liability or damages resulting from any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3.  Amendment.  Subject to applicable law, at any time prior to the Effective Time, the parties hereto may amend, modify or supplement this Agreement; provided, however, that after approval of the Merger by the stockholders of a party, no amendment shall be made that by law requires the approval of such stockholders without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties, as authorized by action of the board of directors of the respective parties following approval of the FNF Special Committee or Company Special Committee, as applicable.

Section 7.4.  Consent; Extension; Waiver.  At any time prior to the Effective Time, each party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 7.3, waive compliance with any of the agreements of the other party contained in this Agreement. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything in this Agreement to the contrary, any right of FNF or the Company to waive conditions or extend time periods under this Agreement shall be valid only if authorized in writing by the FNF Special Committee or the Company Special Committee, as applicable.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2.  Fees, Expenses and Transfer Taxes.  Whether or not the Merger shall be consummated, each party hereto shall pay its own fees and expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, except that expenses incurred in connection with the filing fee for the Form S-4 and printing and mailing the Proxy Statement and the Form S-4 shall be shared equally by the Company and FNF and satisfied prior to the Effective Time. All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Company when due.

Section 8.3.  Definitions.  For purposes of this Agreement:

(i) an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(ii) “Excluded FNF Liabilities” means (i) all Liabilities of FNF to the extent the Company or any Company Subsidiary has, as of or prior to the Closing, agreed in writing to be responsible therefor, (ii) all Liabilities to the extent arising out of or related to the ownership or operation of the assets or properties, and the operations or conduct of the business, of the Company or any Company Subsidiary, to the extent the Company or any Company Subsidiary has, as of or prior to the Closing, agreed to be responsible therefor and (iii) all guaranties or other similar contractual Liabilities of FNF in respect of a primary liability or obligation of the Company or any Company Subsidiary. For the avoidance of doubt, Excluded FNF Liabilities shall not include any Liabilities of FNF, whether due or to become due, for any out-of-pocket expenses (including all fees and disbursements of financial advisors, legal counsel and other advisors and consultants to FNF and the special committee of the board of directors of FNF) incurred in connection with the Asset Contribution (as defined in the Securities Exchange Agreement), the Spin-off, the Merger, the Leasing Merger and the other transactions contemplated by this Agreement;

(iii) “Leasing” means FNF Capital Leasing, Inc., a Delaware corporation;

(iv) “Leasing Merger” means the merger of Leasing with and into FIS Capital Leasing, Inc. pursuant to the Leasing Merger Agreement;

(v) “Leasing Merger Agreement” means the Agreement and Plan of Merger, dated as of September 18, 2006, among Leasing, FIS and FIS Capital Leasing, Inc;

(vi) “Liabilities” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, obligation, penalty, responsibility, cost or expense, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise;

(vii) “person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

(viii) a “subsidiary” of any person means another person 50% or more of the total combined voting power of all classes of capital stock or other voting interests of which, or 50% or more of the equity securities of which, is owned directly or indirectly by such first person;

(ix) the “transactions contemplated by this Agreement” and “transactions contemplated hereby” shall include the Merger but not the Spin-off and the execution, delivery and performance by the parties thereto of the Spin-off Agreements; and

(x) the following terms have the meaning set forth in the Section set forth below:

Term	Section

Agreement	Preamble
Assumed Option	2.2(a)
Assumed Restricted Share	2.1(d)
Assumption Agreement	3.1(p)
Benefit Plans	3.1(g)
business day	1.2
Certificate of Incorporation	1.5
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Acquisition Proposal	5.7(b)
Company Benefit Plans	3.2(g)
Company By-laws	1.5(b)
Company Charter	1.5(a)
Company Common Stock	2.1(b)
Company Commonly Controlled Entity	3.2(g)
Company Disclosure Schedule	3.2(b)
Company Incentive Plan Amendment	5.21

Term	Section

Company Material Adverse Effect	3.2(a)
Company SEC Documents	3.2(d)
Company Special Committee	Recitals
Company Stock Plans	3.2(b)
Company Shareholder Approval	3.2(c)
Company Shareholders Meeting	5.3
Company Subsidiary	3.2(a)
Conversion Number	2.1(b)
Cross-Indemnity Agreement	5.16
Delaware Certificate of Merger	1.3
Delaware Secretary of State	1.3
DGCL	Recitals
Effective Time	1.3
ERISA	3.1(g)
Excess Shares	2.3(f)
Exchange Act	3.1(c)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Executive Officers	3.1(e)
Filed Company SEC Documents	3.2(e)
Filed FNF SEC Documents	3.1(e)
FNF	Preamble
FNF Acquisition Proposal	5.7(a)
FNF By-laws	3.1(a)
FNF Charter	3.1(a)
FNF Common Stock	Recitals
FNF Disclosure Schedule	2.2(a)
FNF Material Adverse Effect	3.1(a)
FNF Restricted Share	2.1(d)
FNF SEC Documents	3.1(d)
FNF Special Committee	Recitals
FNF Stockholders Meeting	5.3
FNF Stock Option	2.2(a)
FNF Stock Option Plans	2.2(a)
FNT	Recitals
Form S-4	3.1(q)
GBCC	Recitals
Georgia Certificate of Merger	1.3
Georgia Secretary of State	1.3
IRS	3.1(h)
Proxy Statement	3.1(q)
Merger	Recitals
Merger Consideration	2.1(b)
NYSE	2.3(f)

Term	Section

Option Exchange Number	2.2(a)
Pension Plan	3.1(g)
Permits	3.1(k)
Related Party Agreements	5.17
Securities Act	3.1(d)
Securities Exchange Agreement	Recitals
Spin-off	Recitals
Spin-off Agreements	Recitals
Stock Consideration	2.1(b)
Surviving Company	1.1
Tax Disaffiliation Agreement	5.16
Termination Date	7.1(b)
Welfare Plan	3.1(g)

Section 8.4.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile to the parties at the following addresses or facsimile number (or at such other address for a party as shall be specified by like notice):

(i)	if to the Company, to

Fidelity National Information Services, Inc. 601 Riverside Avenue Jacksonville, FL 32204 Fax: (904) 357-1005 Attention: General Counsel

          and, if prior to Closing, with a copy to:

Weil, Gotshal & Manges LLP 100 Federal Street Boston, MA 02110 Fax: (617) 772-8333 Attention: James Westra Marilyn French

(ii)      if to FNF, to

          Fidelity National Financial, Inc.
                               601 Riverside Avenue
                               Jacksonville, FL 32204
                               Fax: (904) 357-1005
                               Attention: General Counsel

          and, if prior to Closing, with a copy to:

          LeBoeuf, Lamb, Greene & MacRae LLP
                                125 West 55th Street
                                New York, NY 10019
                                Fax: (212) 424-8500
                                Attention: Robert S. Rachofsky
                                                    Gary D. Boss

          and, if prior to Closing, with a copy to:

          Sullivan & Cromwell LLP
                               125 Broad Street
                               New York, NY 10004
                               Fax: (212) 558-3588
                               Attention: Neil T. Anderson
                                                  John J. O’Brien

Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; on the next business day after deposit with an overnight courier, if sent by an overnight courier; or upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein).

Section 8.5.  Interpretation.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any fact or item disclosed on any section of the FNF Disclosure Schedule or the Company Disclosure Schedule shall be deemed disclosed on all other sections of the Disclosure Schedule to which such fact or item may apply. Disclosure of any item in the FNF Disclosure Schedule or the Company Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in an FNF Material Adverse Effect or Company Material Adverse Effect, as applicable. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. As used herein, “the date of this Agreement,” “the date hereof,” “of even date herewith” and similar expressions refer to June 25, 2006.

Section 8.6.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.7.  Entire Agreement; Third-Party Beneficiaries.  This Agreement (including the FNF Disclosure Schedule and the Company Disclosure Schedule) and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.8.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise (other than by operation of law in a merger) by any of the parties without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9.  Governing Law.  This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York without regard to the conflicts of laws principles thereof (other than those provisions set forth herein that are required to be governed by the DGCL or the GBCC).

Section 8.10.  Enforcement; Venue; Waiver of Jury Trial.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state court, which in either case is located in the City of Jacksonville (any such federal or state court, a “Jacksonville Court”), in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Jacksonville Court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such Jacksonville Court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Jacksonville Court.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11.  Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

IN WITNESS WHEREOF, the Company and FNF have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIDELITY NATIONAL INFORMATION
SERVICES, INC.

/s/  Jeffrey S. Carbiener
Name: Jeffrey S. Carbiener

Title:	Executive Vice President and Chief Financial Officer

FIDELITY NATIONAL FINANCIAL, INC.

/s/  Alan L. Stinson
Name: Alan L. Stinson

Title:	Executive Vice President and Chief Operating Officer

ANNEX B

CERTEGY INC.
STOCK INCENTIVE PLAN
(as amended and restated)

1.  Purpose and Effective Date.  The purpose of this amended and restated Certegy Inc. Stock Incentive Plan (the “Plan”) is to attract and retain directors, officers and other key employees of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.), a Georgia corporation (the “Company”), and its Subsidiaries, and to provide those persons with incentives and rewards for superior performance. The Plan originally became effective as of June 15, 2001, the date it was approved by the Company’s Board of Directors. The Plan, as presently amended and restated, will become effective on October 23, 2006 if it is approved by the Company’s stockholders at the 2006 annual meeting.

2.  Definitions.  As used in this Plan:

“Board” means the Board of Directors of the Company.

“Change in Control” shall have the meaning provided in Section 9 of this Plan.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Committee” means the Compensation Committee of the Board, or any successor committee to which the responsibilities of that Committee are assigned.

“Common Share” means shares of common stock, par value $.01 per share, of the Company or any security into which such Common Shares may be changed by reason of any transaction or event of the type referred to in Section 8 of this Plan.

“Company” means Fidelity National Information Services, Inc., a Georgia corporation.

“Covered Employee” means a Participant who is, or is determined by the Board or the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision).

“Date of Grant” means the date specified by the Board or the Committee on which a grant of Option Rights or a grant or sale of Restricted Shares or Restricted Stock Units shall become effective (which date shall not be earlier than the date on which the Board or the Committee or its designee takes action with respect thereto).

“Director” means a member of the Board of Directors of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time, including any successor statutes of similar intent.

“Immediate Family” has the meaning ascribed thereto in Rule 16a-1(e) under the Exchange Act (or any successor rule to the same effect).

“Incentive Stock Options” means Option Rights that are intended to qualify as “incentive stock options” under Section 422 of the Code or any successor provision.

“Management Objectives” means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Option Rights, Restricted Shares, Restricted Stock Units and dividend credits pursuant to this Plan, which are subject to the achievement of Management Objectives. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department, region or function within the Company or Subsidiary in which the Participant is employed. The Management Objectives may be made relative to the performance of other corporations. The Management Objectives applicable to any award to a Covered Employee shall be based on specified levels of, or growth in, one or more of the following criteria, as determined for a single year, or cumulatively for a stated number of years, or as an average over a stated number of years, or otherwise as determined by the Committee at the time the Management Objective is established:

1.	earnings;
2.	earnings per share;
3.	economic value added;
4.	revenue;
5.	operating profit;
6.	net income;
7.	total return to shareholders;
8.	market share;
9.	sales;
10.	working capital;
11.	profit margins;
12.	cash flow/net assets ratio;
13.	debt/capital ratio;
14.	return on total capital;
15.	return on equity;
16.	return on assets; and
17.	common stock price.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In the case of a Covered Employee, in determining financial results, items whose exclusion from consideration will increase the award shall only have their effects excluded if they constitute “extraordinary” or “unusual” events or items under generally accepted accounting principles and all such events and items shall be excluded. The Committee shall also adjust the performance calculations to exclude the unanticipated effect on financial results of changes in the Code, or other tax laws, and the regulations thereunder. The Committee may decrease the amount of an award otherwise payable if, in the Committee’s view, the financial performance during the performance cycle justifies such adjustment, regardless of the extent to which the Management Objective was achieved.

“Market Value per Share” means, (i) the closing sale price per Common Share as reported on the principal exchange on which Common shares are then trading, if any, or, if applicable, the NASDAQ National Market System, on the date for which the value is being determined, or if there are no sales on such day, on the next preceding trading day during which a sale occurred, or (ii) if clause (i) does not apply, the fair market value of the Common Shares as determined by the Board or the Committee.

“Non-Employee Director” means a Director who is not an employee of the Company or any Subsidiary.

“Optionee” means the optionee named in an agreement evidencing an outstanding Option Right.

“Option Price” means the purchase price payable on exercise of an Option Right.

“Option Right” means the right to purchase Common Shares upon exercise of an option granted pursuant to Section 4 or Section 6 of this Plan.

“Participant” means a person who is selected by the Committee to receive benefits under this Plan and who is at the time an officer, or other key employee of the Company or any one or more of its Subsidiaries, or who has agreed to commence serving in any of such capacities within 60 days of the Date of Grant, and shall also include each Non-Employee Director who receives an award of Option Rights, Restricted Stock Units or Restricted Shares, or any other person, whether or not an employee, Non-Employee Director or officer, who renders significant services as a consultant or otherwise, in the discretion of the Committee.

“Plan” means this amended and restated Certegy Inc. Stock Incentive Plan, which was formerly known as the Certegy Inc. 2001 Stock Incentive Plan, as it may be further amended from time to time.

“Reload Option Rights” means additional Option Rights granted automatically to an Optionee upon the exercise of Option Rights pursuant to Section 4(e) of this Plan.

“Restricted Shares” means Common Shares granted or sold pursuant to Section 5 or Section 6 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred to in Section 5 has expired.

“Restricted Stock Units” or “RSUs” means a right granted under Section 5 or Section 6 of the Plan to receive a number of Shares or a cash payment for each such Share equal to the fair market value of a Common Share on a specified date.

“Securities Act” means the Securities Act of 1933, as amended.

“Spread” means the excess of the Market Value per Share on the date when Option Rights are surrendered in payment of the Option Price of Option Rights, over the Option Price provided for in the related Option Right.

“Subsidiary” means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company, except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, “Subsidiary” means any corporation in which, at the time of the grant, the Company owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation.

“Voting Power” means at any time, the total votes relating to the then-outstanding securities entitled to vote generally in the election of Directors.

3.  Shares Available Under the Plan.

(a) Subject to the adjustments provided for in Section 3(b) and Section 8 of this Plan, the number of Common Shares that may be issued or transferred (i) upon the exercise of Option Rights, (ii) as Restricted Shares or Restricted Stock Units and released from substantial risks of forfeiture thereof, (iii) as awards to Non-Employee Directors or (iv) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 18,598,182 Common Shares; provided, however, no more than an aggregate of 10,000,000 Common Shares may be issued pursuant to awards of Restricted Shares or Restricted Stock Units. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(b) The number of Common Shares available in Section 3(a) above shall be adjusted to account for shares relating to awards that expire, are forfeited or are transferred, surrendered or relinquished upon the payment of any Option Price by the transfer to the Company of Common Shares or upon satisfaction of any withholding amount. Upon payment in cash of the benefit provided by any award granted under this Plan, any shares that were covered by that award shall again be available for issue or transfer hereunder.

(c) Notwithstanding anything in this Section 3, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in Section 8 of this Plan, the aggregate number of Common Shares actually issued or transferred by the Company under this Plan upon the exercise of Incentive Stock Options shall not exceed 10,000,000 Common Shares. Subject to adjustments as provided in Section 8, no Participant shall be granted Option Rights for more than 4,000,000 Common Shares during any one calendar year; the number of shares issued as Restricted Shares or Restricted Stock Units to any Participant shall not exceed 2,000,000 Common Shares in any one calendar year.

4.  Option Rights.  The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of options to purchase Common Shares. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each grant shall specify the number of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(b) Each grant shall specify an Option Price per share, which may not be less than the Market Value per Share on the Date of Grant; provided, however, that this restriction shall not apply to Option Rights that are adjusted pursuant to Section 8 herein.

(c) Each grant shall specify whether the Option Price shall be payable (i) in cash or by check acceptable to the Company, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee for at least 6 months (or other consideration authorized pursuant to Section 4(d)) having a value at the time of exercise equal to the total Option Price, (iii) by broker-assisted cashless exercise, (iv) in any other manner then permitted by the Committee, or (v) by a combination of such methods of payment.

(d) The Committee may determine, at or after the Date of Grant, that payment of the Option Price of any Option Right (other than an Incentive Stock Option) may also be made in whole or in part in the form of Restricted Shares or other Common Shares that are forfeitable or subject to restrictions on transfer, or other Option Rights (based on the Spread on the date of exercise). Unless otherwise determined by the Committee at or after the Date of Grant, whenever any Option Price is paid in whole or in part by means of any of the forms of consideration specified in this Section 4(d), the Common Shares received upon the exercise of the Option Rights shall be subject to such risks of forfeiture or restrictions on transfer as may correspond to any that apply to the consideration surrendered, but only to the extent, determined with respect to the consideration surrendered, of (i) the number of shares, or (ii) the Spread of any unexercisable portion of Option Rights.

(e) Any grant may, at or after the Date of Grant, provide for the automatic grant of Reload Option Rights to an Optionee upon the exercise of Option Rights (including Reload Option Rights) using Common Shares or other consideration specified in Section 4(d). Reload Option Rights shall cover up to the number of Common Shares or Option Rights surrendered to the Company upon any such exercise in payment of the Option Price or to meet any withholding obligations. Reload Options may not have an Option Price that is less than the applicable Market Value per Share at the time of exercise and shall be on such other terms as may be specified by the Committee, which may be the same as or different from those of the original Option Rights.

(f) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(g) Each grant shall specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable and may provide for continued vesting of the Option Rights after a termination of employment by reason of the Optionee’s retirement, death, disability or other events as specified by the Committee. Each grant may also provide for the earlier exercise of such Option Rights in the event of a Change in Control, retirement, death or disability of the Optionee or other similar transaction or event.

(h) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(i) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options that are intended to qualify under particular provisions of the Code, (ii) options that are not intended to so qualify, or (iii) combinations of the foregoing.

(j) The Committee may, at or after the Date of Grant of any Option Rights (other than Incentive Stock Options), provide for the payment of dividend equivalents to the Optionee on either a current or deferred or contingent basis or may provide that such equivalents shall be credited against the Option Price.

(k) No Option Right shall be exercisable more than 10 years from the Date of Grant.

(l) Each grant of Option Rights shall be evidenced by an agreement or other written notice from the Company by an officer and delivered to the Optionee and containing such terms and provisions, consistent with this Plan, as the Committee may approve.

5.  Restricted Shares and Restricted Stock Units.  The Committee may also authorize the grant or sale of Restricted Shares and/or Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale of Restricted Shares shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale of Restricted Shares may be made without additional consideration or in consideration of a payment by such Participant that is less than Market Value per Share at the Date of Grant.

(c) Each such grant or sale of Restricted Shares may provide that the Restricted Shares covered by such grant or sale shall be subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant and may provide for the earlier lapse of such substantial risk of forfeiture in the event of a Change in Control or other transaction or event.

(d) Each such grant or sale of Restricted Shares shall provide that during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives.

(f) Any grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(g) Each grant or sale of Restricted Shares shall be evidenced by an agreement executed on behalf of the Company by any officer and delivered to and accepted by the Participant and shall contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, all certificates representing Restricted Shares shall be held in custody by the Company until all restrictions thereon shall have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares.

(h) Restricted Stock Units (or RSUs). Awards of Restricted Stock Units may be made to Participants in accordance with the following terms and conditions:

(i) The Committee, in its discretion, shall determine and set forth in a written agreement the number of RSUs to grant to a Participant, the vesting period, and other terms and conditions of the award, including whether the award will be paid in cash, Common Shares or a combination of the two and the time when the award will be payable (i.e., at vesting, termination of employment or another date).

(ii) Unless the agreement granting RSUs provides otherwise, RSUs shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

(iii) A Participant to whom RSUs are awarded has no rights as a shareholder with respect to the Common Shares represented by the RSUs unless and until the Common Shares are actually delivered to the Participant; provided, however, RSUs may have dividend equivalent rights if provided for by the Committee.

(iv) The agreement granting RSUs shall set forth the terms and conditions that shall apply upon the termination of the Participant’s employment with the Company (including a forfeiture of RSUs which have not vested upon the Participant’s termination of employment) as the Committee may, in its discretion, determine at the time the award is granted.

(v) Any grant of RSUs may specify Management Objectives that, if achieved, may result in vesting or earlier vesting of all or a portion of the RSUs.

6.  Awards to Non-Employee Directors.  The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Non-Employee Directors of Option Rights and may also authorize the grant or sale of Restricted Shares or Restricted Stock Units to Non-Employee Directors.

(a) Each grant of Option Rights awarded pursuant to this Section 6 shall be upon terms and conditions consistent with Section 4 of this Plan and shall be evidenced by an agreement in such form as shall be approved by the Committee. Each grant shall specify an Option Price per share, which shall not be less than the Market Value per Share on the Date of Grant. Each such Option Right granted under the Plan shall expire not more than 10 years from the Date of Grant and shall be subject to earlier termination as hereinafter provided. Unless otherwise determined by the Committee, such Option Rights shall be subject to the following additional terms and conditions:

(i) Each grant shall specify the number of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this plan.

(ii) In the event of the death or disability of the holder of any such Option Rights, each of the then outstanding vested Option Rights of such holder may be exercised at any time within a stated period after such death or disability, as provided by the Committee in the grant, but in no event after the expiration date of the term of such Option Rights.

(iii) If a Non-Employee Director subsequently becomes an employee of the Company or a Subsidiary while remaining a member of the Board, any Option Rights held under the Plan by such individual at the time of such commencement of employment shall not be affected thereby.

(iv) Option Rights may be exercised by a Non-Employee Director in accordance with Section 4(c) of this Plan.

(b) Each grant or sale of Restricted Shares or Restricted Stock Units pursuant to this Section 6 shall be upon terms and conditions consistent with Section 5 of this Plan.

7.  Transferability.

(a) Except as otherwise determined by the Committee, no Option Rights granted under the Plan shall be transferable by a Participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Committee, Option Rights shall be exercisable during the Optionee’s lifetime only by him or her or by his or her guardian or legal representative.

(b) The Committee may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 5 of this Plan, shall be subject to further restrictions on transfer.

(c) Notwithstanding the provisions of Section 7(a), the Committee may provide that any grant of Option Rights (other than Incentive Stock Options) and Restricted Shares shall be transferable by a Participant, without payment of consideration therefor by the transferee, to any one or more members of the Participant’s Immediate Family (or to one or more trusts established solely for the benefit of one or more members of the Participant’s Immediate Family or to one or more partnerships in which the only partners are members of the Participant’s Immediate Family); provided, however, that (i) no such transfer shall be effective unless reasonable prior notice thereof is delivered to the Company and the Committee and such transfer is thereafter effected in accordance with any terms and conditions that shall have been made applicable thereto by the Company or the Committee and (ii) any such transferee shall be subject to the same terms and conditions hereunder as the Participant.

8.  Adjustments.  The Committee may make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Restricted Shares, or Restricted Stock Units granted hereunder, and in the Option Price, and in the kind of shares covered thereby, as the Committee, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, extraordinary cash dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Committee may also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 8; provided, however, that any such adjustment to the number specified in Section 3(c) shall be made only if and to the extent that such adjustment would not cause any option intended to qualify as an Incentive Stock Option to fail so to qualify, and the Committee may take into consideration, as to any award subject to a proposed adjustment, the potential adverse effect thereof under applicable tax or other laws, and may adjust such awards inconsistently as a consequence of those effects.

9.  Change in Control.  For purposes of this Plan, except as may be otherwise prescribed by the Committee in an agreement evidencing a grant or award made under the Plan, a “Change in Control” shall mean if at any time any of the following events shall have occurred:

(a) Voting Stock Accumulations. The accumulation by any Person of Beneficial Ownership of twenty percent (20%) or more of the combined voting power of the Company’s Voting Stock; provided that for purposes of this Section (a), a Change in Control will not be deemed to have occurred if the accumulation of twenty percent (20%) or more of the voting power of the Company’s Voting Stock results from any acquisition of Voting Stock (i) directly from the Company that is approved by the Incumbent Board, (ii) by the Company, (iii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (d) by any Person pursuant to a Business Combination that complies with all of the provisions of clauses (i), (ii) and(iii) of Section 9(b); or

(b) Business Combinations. Consummation of a Business Combination, unless, immediately following that Business Combination, (i) all or substantially all of the Persons who were the beneficial owners of Voting Stock of the Company immediately prior to that Business Combination beneficially own, directly or indirectly, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of Directors of the entity resulting from that Business Combination (including, without limitation, an entity that as a result of that transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to that Business Combination, of the Voting Stock of the Company, (ii) no Person (other than the Company, that entity resulting from that Business Combination, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Eighty Percent (80%) Subsidiary or that entity resulting from that Business Combination) beneficially owns, directly or indirectly, twenty percent (20%) or more of the then outstanding shares of common stock of the entity resulting from that Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of that entity, and (iii) at least a majority of the members of the Board of Directors of the entity resulting from that Business Combination were members of the Incumbent Board at the time of the action of the Board of Directors providing for that Business Combination; or

(c) Sale of Assets. A sale or other disposition of all or substantially all of the assets of the Company; or

(d) Liquidations or Dissolutions. Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that complies with all of the provisions of clauses (i), (ii) and (iii) of Section 9(b).

For purposes of this Section 9, the following definitions will apply:

(i) “Beneficial Ownership” means beneficial ownership as that term is used in Rule 13d-3 promulgated under the Exchange Act.

(ii) “Business Combination” means a reorganization, merger or consolidation of the Company.

(iii) “Eighty Percent (80%) Subsidiary” means an entity in which the Company directly or indirectly beneficially owns eighty percent (80%) or more of the outstanding Voting Stock.

(iv) “Exchange Act” means the Securities Exchange Act of 1934, including amendments, or successor statutes of similar intent.

(v) “Incumbent Board” means a Board of Directors at least a majority of whom consist of individuals who either are (a) members of the Company’s Board of Directors as of June 30, 2001, or (b) members who become members of the Company’s Board of Directors subsequent to June 30, 2001, whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which that person is named as a nominee for director, without objection to that nomination), but excluding, for that purpose, any individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 of the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors.

(vi) “Person” means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(vii) “Voting Stock” means the then outstanding securities of an entity entitled to vote generally in the election of members of that entity’s Board.

10.  Fractional Shares.  The Company shall not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

11.  Withholding Taxes.  To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company and the Committee for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If no alternative arrangement is established, the Participant will be deemed to elect to satisfy the required withholding obligations by having the Company withhold from the Common Shares that would otherwise be delivered, a number of Common Shares with a Fair Market Value equal to the amount of the required withholding.

12.  Foreign Employees.  In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom, which special terms may be contained in an Appendix attached hereto. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

13.  Administration of the Plan.

(a) This Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum, and the action of the members of the Committee present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Committee.

(b) The Committee, in its discretion, may delegate to one or more officers of the Company, all or part of the Committee’s authority and duties with respect to Participants who are not subject to the reporting and other provisions of Section 16 of the Exchange Act or any successor rule to the same effect. In the event of such delegation, and as to matters encompassed by the delegation, references in the Plan to the Committee shall be interpreted as a reference to the Committee’s delegate or delegates. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee’s delegate or delegates that were consistent with the terms of the Plan.

(c) Except as limited by law and subject to the provisions herein, the Committee shall have full power to select the Participants who shall participate in the Plan; determine the size of awards; determine the terms and conditions of awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement entered into in connection with the Plan; and establish, amend, or waive rules and regulations for the Plan’s administration. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. The interpretation and construction by the Committee of any provision of this Plan or of any agreement, notification or document evidencing the grant of Option Rights, Restricted Stock Units or Restricted Shares, and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document shall be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith.

14.  Amendments, Etc.

(a) The Committee may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Common Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Shares are traded or quoted, shall not be effective unless and until such approval has been obtained. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company’s authority to offer similar or dissimilar benefits under other plans without shareholder approval. No amendment shall, without a Participant’s consent, adversely affect any rights of any Participant with respect to any award outstanding at the time such amendment is made. No amendment to this Plan shall become effective until shareholder approval is obtained if (i) the amendment increases the aggregate number of Common Shares that may be issued under the Plan, (ii) the amendment changes the class of individuals eligible to become Participants, or (iii) the amendment extends the duration of the Plan.

(b) The Committee shall not, without the further approval of the shareholders of the Company, authorize the amendment of any outstanding Option Right to reduce the Option Price. Furthermore, no Option Right shall be canceled and replaced with awards having a lower Option Price without further approval of the shareholders of the Company. This Section 14(b) is intended to prohibit the repricing of “underwater” Option Rights and shall not be construed to prohibit the adjustments provided for in Section 8 of this Plan.

(c) The Committee also may permit Participants to elect to defer the issuance of Common Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(d) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(e) In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option Right not immediately exercisable in full, or any Restricted Shares or Restricted Stock Units as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or who holds Common Shares subject to any transfer restriction imposed pursuant to Section 7(b) of this Plan, the Committee may, in its sole discretion, accelerate the time at which such Option Right may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(f) This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate such Participant’s employment or other service at any time.

(g) To the extent that any provision of this Plan (other than the Committee’s right pursuant to Section 8 to make adjustments to, or provide alternative consideration for, awards upon a corporate transaction) would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision shall be null and void with respect to such Option Right. Such provision, however, shall remain in effect for other Option Rights and there shall be no further effect on any provision of this Plan.

15. Termination.  No grant shall be made under this Plan more than 10 years after the date on which this Plan is first approved by the Board of Directors of the Company, but all grants made on or prior to such date shall continue in effect thereafter subject to the terms thereof and of this Plan. The Committee may terminate the Plan at any time provided that such termination shall not adversely affect the rights of any Participant or beneficiary under any award granted prior to the date of such termination.

16. Miscellaneous.

(a) In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(b) The granting of Option Rights, Restricted Shares and Restricted Stock Units and the issuance of Common Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required by law.

(c) To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Florida, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.

(d) To the extent applicable, it is intended that this Plan and any awards granted hereunder comply with the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (“Section 409A”). Any provision that would cause the Plan or any award granted hereunder to fail to satisfy Section 409A shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

ANNEX C

FIDELITY NATIONAL INFORMATION SERVICES, INC.
EMPLOYEE STOCK PURCHASE PLAN

Fidelity National Information Services, Inc. (hereinafter referred to as the “Company”), hereby establishes the “Fidelity National Information Services, Inc. Employee Stock Purchase Plan” (hereinafter referred to as the “Plan”). The Plan was originally drafted as a cash-only plan that permitted employees to purchase a deemed interest in Company Stock and was approved by the Board effective March 16, 2006. The Plan, as amended, shall become effective upon approval by the Company’s stockholders at the 2006 annual meeting. The Plan shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 10.1 hereof, until all shares of Company Stock subject to it shall have been purchased or acquired according to the Plan’s provisions.

ARTICLE I

PURPOSE OF THE PLAN

1.1.  PURPOSE.  The Company has determined that it is in its best interests to provide an incentive to attract and retain Employees and to increase Employee morale by providing a program through which Employees may acquire a proprietary interest in the Company through the purchase of shares of Company Stock. The Plan shall permit Employees to purchase shares of Company Stock through payroll deductions and through Company matching contributions. Participation in the Plan is entirely voluntary and neither the Company nor any of its Subsidiaries makes any recommendations to their Employees as to whether they should participate in the Plan. The Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Code.

ARTICLE II

DEFINITIONS

Capitalized terms used herein without definition shall have the respective meanings set forth below:

2.1.  ACCOUNT.  “Account” means the bookkeeping entry maintained by the Company on behalf of each Participant for the purpose of accounting for all Participant Contributions and Matching Contributions credited to the Participant pursuant to the Plan.

2.2.  BASE EARNINGS.  “Base Earnings” means the amount of a Participant’s regular salary before deductions required by law and deductions authorized by the Participant, including any elective deferrals with respect to a plan of the Employer qualified under Sections 125 or 401(a) of the Code and any amounts deferred by the Participant to a nonqualified deferred compensation plan sponsored by the Employer. In the case of Participants primarily compensated on a commission basis, “Base Earnings” may include commission earnings not to exceed $10,000 per month. “Base Earnings” shall not include: wages paid for overtime, extended workweek schedules or any other form of extra compensation, payments made by the Employer based upon salary for Social Security, workers’ compensation, unemployment compensation, disability payments or any other payment mandated by state or federal statute, or salary-related contributions made by the Employer for insurance, annuity or any other employee benefit plan.

2.3.  BOARD.  “Board” means the Board of Directors of the Company.

2.4.  BROKER.  “Broker” means the financial institution designated by the Company to act as Broker for the Plan.

2.5.  CODE.  “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

2.6.  COMMITTEE.  “Committee” means the Committee described in Article VII.

2.7.  COMPANY.  “Company” means Fidelity National Information Services, Inc., a Georgia corporation, and any successor thereto.

2.8.  COMPANY STOCK.  “Company Stock” means shares of common stock, par value $.01 per share, of the Company.

2.9.  EMPLOYEE.  “Employee” means each person currently employed by the Employer who (a) averages at least twenty hours per week, any portion of whose income is subject to withholding of income tax or for whom Social Security retirement contributions are made by the Employer or (b) qualifies as a common-law employee of the Employer. Notwithstanding the foregoing sentence to the contrary, persons determined by the Committee not to be Employees and persons on a leave of absence shall not be treated as “Employees” for purposes of this Plan.

2.10.  EMPLOYER.  “Employer” means the Company and any Subsidiary that adopts this Plan with the approval of the Board.

2.11.  PARTICIPANT.  “Participant” means an Employee who has satisfied the eligibility requirements of Section 3.1 and has become a participant in the Plan in accordance with Section 3.2.

2.12.  PAYROLL PERIOD.  “Payroll Period” means the pay periods coinciding with the Employer’s payroll practices, as revised from time to time.

2.13.  PLAN YEAR.  “Plan Year” means the twelve consecutive month period ending each December 31.

2.14.  QUARTER.  “Quarter” means the three consecutive calendar month periods commencing January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31 each Plan Year.

2.15.  QUARTER END.  “Quarter End” means the last day of each Quarter (i.e., March 31, June 30, September 30 or December 31).

2.16.  SHARE ACCOUNT.  “Share Account” means the account maintained by the Broker on behalf of each Participant for the purpose of accounting for Company Stock purchased by the Participant pursuant to the Plan.

2.17.  SUBSIDIARY.  “Subsidiary” means any corporation in which the Company owns, directly or indirectly, at least fifty percent (50%) of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which the Company owns, directly or indirectly, at least fifty percent (50%) of the combined equity thereof.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

3.1.  ELIGIBILITY.

(a) Each Employee of the Employer who participated in or was eligible to participate in the Fidelity National Financial, Inc. Employee Stock Purchase Plan (the “FNF ESPP”) or the Fidelity National Title Group, Inc. Employee Stock Purchase Plan (the “FNT ESPP”) immediately prior to the effective date of this Plan shall be eligible to become a Participant in the Plan as of the effective date of the Plan.

(b) Each Employee of the Employer who participated in or was eligible to participate in the FNF ESPP or the FNT ESPP immediately prior to commencing employment with the Employer shall be eligible to become a Participant in the Plan upon commencing employment with the Employer.

(c) All other Employees of the Employer shall be eligible to become Participants in the Plan following the completion of ninety (90) days of employment with the Employer.

3.2.  PARTICIPATION.  An Employee who has satisfied the eligibility requirements of Section 3.1 may become a Participant in the Plan upon his or her completion of such enrollment procedures as the Committee may prescribe, which procedures may include responding to enrollment procedures set forth via an Internet website or a voice response system authorizing payroll deductions. Payroll deductions for a Participant shall commence as soon as administratively practicable following the completion of the enrollment procedures established by the Committee and shall remain in effect until changed by the Participant in accordance with Section 4.2 below.

3.3.  SPECIAL RULES.  In the event that a person is excluded from participation in the Plan under Section 2.9 above and a court of competent jurisdiction determines that the person is eligible to participate in the Plan, the person shall be treated as an Employee only from the date of the court’s determination and shall not be entitled to retroactive participation in the Plan.

ARTICLE IV

PARTICIPANT CONTRIBUTIONS

4.1.  PARTICIPANT ELECTION.  Pursuant to the enrollment procedures established by the Committee in Section 3.2, each Participant shall designate the amount of payroll deductions (“Participant Contributions”) to be made from his or her paycheck to purchase Company Stock under the Plan. The amount of Participant Contributions shall be designated in whole percentages of Base Earnings, of at least 3% and not to exceed 15% of Base Earnings for any Plan Year. The amount so designated by the Participant shall be effective as soon as administratively practicable following completion of the enrollment procedures and shall continue until terminated or altered in accordance with Section 4.2 below.

4.2.  CHANGES IN ELECTION.  In accordance with procedures established by the Committee, a Participant may decrease or increase the rate of his or her Participant Contributions or elect to discontinue his or her Participant Contributions, in either case as soon as administratively practicable. No such election may be made retroactive, and any such new election shall remain in effect until subsequently modified by the Participant pursuant to this Section 4.2.

4.3.  PARTICIPANT ACCOUNTS.  The Company shall establish and maintain a separate Account for each Participant. The amount of each Participant’s Participant Contribution, as well as his or her matching contribution as set forth in Article V (the “Matching Contribution”), shall be credited to his or her Account. No interest shall accrue at any time for any amount credited to an Account of a Participant.

ARTICLE V

MATCHING CONTRIBUTIONS

5.1.  OFFICERS.  For each Officer of the Employer who is a Participant in the Plan and remains an Employee on each day from each Quarter End until the anniversary of that Quarter End (the “Matching Date”), the Employer shall credit to the Account of that Participant a Matching Contribution. The Matching Contribution shall be an amount equal to one-half of the amount of Participant Contributions set aside into the Participant’s Account for the Quarter ending on the applicable Quarter End. Withholding taxes, if any, shall be made upon such Matching Contribution based upon the Participant’s existing withholding percentages or as otherwise required by law from the Participant’s Base Earnings. For purposes of the Plan and unless otherwise determined by the Committee, “Officer” means chief executive officer, president, executive vice president, senior vice president, vice president or assistant vice president and shall be determined by the Committee as of any Quarter End.

5.2.  OTHER PARTICIPANTS.  For each Participant who the Committee determines is not an Officer of the Employer under Section 5.1 above and who remains an Employee on each day from each Quarter End until the Matching Date, the Company shall credit to the Account of that Participant a Matching Contribution. Except as otherwise provided in Section 5.3 below, the Matching Contribution shall be an amount equal to one-third of the amount of Participant Contributions set aside into the Participant’s Account for the Quarter ending on the applicable

Quarter End. Withholding taxes, if any, shall be made upon such Matching Contribution based upon the Participant’s existing withholding percentages or as otherwise required by law from the Participant’s Base Earnings.

5.3.  TEN-YEAR EMPLOYEES.  Notwithstanding the provisions of Section 5.2 to the contrary, with respect to each Participant who has completed at least ten consecutive years of employment with the Employer at the time any Matching Contribution will be made (“Ten-Year Employee”), the Matching Contribution for such Participant under Section 5.2 above shall be one-half of the amount of the Participant’s Contributions instead of one-third. For purposes of this Section 5.3, a Participant’s years of employment with Fidelity National Financial, Inc. (“FNF”) immediately prior to commencing employment with the Company, including all direct and indirect subsidiaries of FNF, shall be included in determining whether the Participant is a Ten-Year Employee. Likewise, for purposes of this Section 5.3, a Participant’s years of employment with Certegy, Inc. immediately prior to the merger of Certegy, Inc. with the Company, including all direct and indirect subsidiaries of Certegy, Inc., shall be included in determining whether the Participant is a Ten-Year Employee.

5.4.  CHANGES IN STATUS.  In the event that a Participant becomes an Officer of the Employer, as described in Section 5.1 herein, or a Ten-Year Employee, as described in Section 5.3 herein, during a Quarter, for purposes of determining such Participant’s Matching Contribution, all Participant Contributions made during the Quarter in which the change in status occurred shall be considered to have been made as an Officer or Ten-Year Employee for that Quarter.

ARTICLE VI

PURCHASE OF STOCK

6.1.  PURCHASE OF COMPANY STOCK.  As soon as practicable following the close of each Payroll Period or, with respect to Matching Contributions, the Quarter End (each such case, the “Purchase Date”), the amount credited to a Participant’s Account shall be transferred by the Employer to the Broker, and the Plan shall cause the Broker to use such amount to purchase shares of Company Stock on the open market on the Participant’s behalf. Any balance remaining after the purchase shall be credited to the Participant’s Share Account and shall be used to purchase additional shares of Company Stock as of the next Purchase Date.

6.2.  SHARE ACCOUNTS AND DELIVERY OF COMPANY STOCK.

(a) Company Stock purchased by each Participant under the Plan shall be posted to the Participant’s Share Account as soon as practicable after, and credited to such Share Account as of, each Purchase Date. Dividends on shares of Company Stock held in a Participant’s Share Account shall be credited to such Participant’s Share Account and shall be used to purchase additional shares of Company Stock as of the next following Purchase Date.

(b) Certificates representing the number of full shares of Company Stock held in a Participant’s Share Account will be delivered to such Participant as soon as administratively practicable after the Participant submits a request for the delivery of such shares pursuant to procedures established by the Committee. The time of delivery of shares may be postponed for such period as may be necessary to comply with the registration requirements under the Securities Act of 1933, as amended, the listing requirements of any securities exchange on which the Company Stock may then be listed, or the requirements under other laws or regulations applicable to the sale of such shares.

6.3.  FEES AND COMMISSIONS.  The Company shall pay the Broker’s administrative charges for opening and maintaining the Share Accounts for the Participants and the brokerage commissions on purchases made that are attributable to the purchase of Company Stock with Participant Contributions and Matching Contributions. Participants shall pay the Broker’s fees attributable to the issuance of certificates for any and all shares of Company Stock held in a Participant’s Share Account. Participants shall also pay the brokerage commissions and any charges associated with the sale of Company Stock held in the Participant’s Share Account, pursuant to Section 6.4 below.

6.4.  SALE OF COMPANY STOCK.  Any Participant may request the Broker to sell any or all of the shares of Company Stock allocated to his or her Share Account. Unless directed otherwise by the Participant, the Broker shall mail to the Participant a check for the proceeds, less any applicable fees and brokerage commissions and any transfer taxes, registration fees or other normal charges associated with such a sale, as soon as administratively practicable thereafter.

ARTICLE VII

TERMINATION OF EMPLOYMENT AND BENEFICIARY DESIGNATION

7.1.  TERMINATION OF EMPLOYMENT.  In the event that a Participant’s employment with the Employer terminates for any reason, the Participant shall cease to participate in the Plan on the date of termination. As soon as is administratively practicable following the date of termination, the entire balance of the Participant’s Account shall be paid, and all cash and shares of Company Stock held in the Participant’s Share Account shall be delivered, to the Participant or his or her beneficiary.

7.2.  BENEFICIARY DESIGNATION.  A Participant may file a written designation of a beneficiary who is to receive any cash and shares of Company Stock held in a Participant’s Share Account and any cash from the Participant’s Account in the event of his or her death. Beneficiary designations may be changed by the Participant at any time by written notice. If a Participant dies, the Committee may rely upon the most recent beneficiary designation it has on file as being the appropriate beneficiary. If a Participant dies and no valid beneficiary designation exists, or the beneficiary has predeceased the Participant, the Committee shall deliver any cash or shares of Company Stock to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed to the knowledge of the Committee, the Committee, in its sole discretion, may deliver such cash or shares of Company Stock to the spouse or any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Committee, then to such other person as the Committee may designate.

ARTICLE VIII

PLAN ADMINISTRATION

8.1.  PLAN ADMINISTRATION.

(a) Authority to control and manage the operation and administration of the Plan shall be vested in the Board, or a committee (“Committee”) appointed by the Board. Until such time as the Board appoints a Committee to administer the Plan, the Board shall serve as the Committee for purposes of the Plan. The Board or Committee shall have all powers necessary to supervise the administration of the Plan and control its operations.

(b) In addition to any powers and authority conferred on the Board or Committee elsewhere in the Plan or by law, the Board or Committee shall have the following powers and authority:

(i) To designate agents to carry out responsibilities relating to the Plan;

(ii) To administer, interpret, construe and apply this Plan and to answer all questions that may arise or that may be raised under this Plan by a Participant, his or her beneficiary or any other person whatsoever;

(iii) To establish rules and procedures from time to time for the conduct of its business and for the administration and effectuation of its responsibilities under the Plan; and

(iv) To perform or cause to be performed such further acts as it may deem to be necessary, appropriate, or convenient for the operation of the Plan.

(c) Any action taken in good faith by the Board or Committee in the exercise of authority conferred upon it by this Plan shall be conclusive and binding upon a Participant and his or her beneficiaries. All discretionary powers conferred upon the Board and Committee shall be absolute.

8.2.  LIMITATION ON LIABILITY.  No Employee of the Employer nor any member of the Board or Committee shall be subject to any liability with respect to his or her duties under the Plan unless the person acts fraudulently or in bad faith. To the extent permitted by law, the Company shall indemnify each member of the Board or Committee, and any other Employee of the Employer with duties under the Plan who was or is a party, or is threatened to be made a party, to any threatened, pending or completed proceeding, whether civil, criminal, administrative, or investigative, by reason of the person’s conduct in the performance of his or her duties under the Plan.

ARTICLE IX

COMPANY STOCK

9.1.  MAXIMUM NUMBER OF SHARES.  Subject to Section 9.3 below, the maximum number of shares of Company Stock which may be purchased under the Plan is 10,000,000 shares. All shares of Company Stock shall be purchased on the open market.

9.2.  VOTING COMPANY STOCK.  The Participant will have no interest or voting right in shares of Company Stock to be purchased under Article VI of the Plan until such shares have been purchased.

9.3.  ADJUSTMENTS.  In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the shares of Company Stock, such adjustment shall be made in the number and kind of shares of Company Stock that may be purchased under the Plan as set forth in Section 9.1, and the number and kind of shares of Company Stock held in each Participant’s Share Account, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights. The decision by the Committee regarding any such adjustment shall be final, binding and conclusive.

ARTICLE X

MISCELLANEOUS MATTERS

10.1.  AMENDMENT AND TERMINATION.  Since future conditions affecting the Company cannot be anticipated or foreseen, the Board reserves the right to amend, modify, or terminate the Plan at any time; provided, however, that no amendment that requires stockholder approval in order for the Plan to continue to comply with the New York Stock Exchange listing standards or any rule promulgated by the United States Securities and Exchange Commission or any securities exchange on which the securities of the Company are listed shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such applicable listing standard or rule. Upon termination of the Plan, all benefits shall become payable immediately. Notwithstanding the foregoing, no such amendment or termination shall affect rights previously granted, nor may an amendment make any change in any right previously granted which adversely affects the rights of any Participant without the consent of such Participant.

10.2.  TAX WITHHOLDING.  The Company shall have the right to deduct from all amounts payable to a Participant (whether under this Plan or otherwise) any taxes required by law to be withheld in respect of amounts payable under this Plan.

10.3.  BENEFITS NOT ALIENABLE.  Benefits under the Plan may not be assigned or alienated, whether voluntarily or involuntarily, except as expressly permitted in this Plan. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

10.4.  NO ENLARGEMENT OF EMPLOYEE RIGHTS.  This Plan is strictly a voluntary undertaking on the part of the Employer and shall not be deemed to constitute a contract between the Employer and any Employee or to be consideration for, or an inducement to, or a condition of, the employment of any Employee. Nothing contained in the Plan shall be deemed to give the right to any Employee to be retained in the employ of the Employer or to interfere with the right of the Employer to discharge any Employee at any time.

10.5.  GOVERNING LAW.  To the extent not preempted by Federal law, the Plan shall be construed in accordance with and governed by the laws of the State of Florida, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.

10.6.  NON-BUSINESS DAYS.  When any act under the Plan is required to be performed on a day that falls on a Saturday, Sunday or legal holiday, that act shall be performed on the next succeeding day which is not a Saturday, Sunday or legal holiday.

10.7.  COMPLIANCE WITH SECURITIES LAWS.  Notwithstanding any provision of the Plan to the contrary, the Committee shall administer the Plan in such a way to insure that the Plan at all times complies with any applicable requirements of Federal securities laws.

ANNEX D

FIDELITY NATIONAL INFORMATION SERVICES, INC.
ANNUAL INCENTIVE PLAN

Section 1. Establishment and Purpose

Fidelity National Information Services, Inc. (hereinafter referred to as the “Company”) hereby establishes a short-term incentive compensation plan to be known as the “Fidelity National Information Services, Inc. Annual Incentive Plan” (hereinafter referred to as the “Plan”).

The purpose of the Plan is to enhance the Company’s ability to attract and retain highly qualified executives and to provide such executives with additional financial incentives to promote the success of the Company and its Subsidiaries. Awards payable under the Plan are intended to constitute “performance-based compensation” under Section 162(m) of the Code and regulations promulgated thereunder, and the Plan shall be construed consistently with such intention.

The Plan is effective as of October 23, 2006, subject to the approval of the Plan by the stockholders of the Company at the 2006 annual meeting. The Plan will remain in effect until such time as it shall be terminated by the Board, pursuant to Section 8 herein.

Section 2. Definitions

Unless the context requires otherwise, the following words, when capitalized, shall have the meanings ascribed below:

(a) “Board” means the Board of Directors of the Company.

(b) “Code” means the Internal Revenue Code of 1986, as amended.

(c) “Committee” means the Compensation Committee of the Board of Directors.

(d) “Company” means Fidelity National Information Services, Inc.

(e) “Participant” means the Company’s Chief Executive Officer and each other executive officer of the Company that the Committee determines, in its discretion, is or may be a “covered employee” of the Company within the meaning of Section 162(m) of the Code and regulations promulgated thereunder who is selected by the Committee to participate in the Plan.

(f) “Performance Period” means the fiscal year of the Company or such shorter or longer period as determined by the Committee.

(g) “Plan” means the Fidelity National Information Services, Inc. Annual Incentive Plan, as may be amended from time to time.

(h) “Subsidiary” means any corporation in which the Company owns, directly or indirectly, at least fifty percent (50%) of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which the Company owns, directly or indirectly, at least fifty percent (50%) of the combined equity thereof.

Section 3. Administration

The Plan shall be administered by the Compensation Committee of the Board of Directors. Subject to applicable laws and the provisions of the Plan (including any other powers given to the Committee hereunder), and except as otherwise provided by the Board, the Committee shall have full and final authority in its discretion to establish rules and take all actions, including, without limitation, interpreting the terms of the Plan and any related rules or regulations or other documents enacted hereunder and deciding all questions of fact arising in their application, determined by the Committee to be necessary in the administration of the Plan.

All decisions, determinations and interpretations of the Committee shall be final, binding and conclusive on all persons, including the Company, its Subsidiaries, its stockholders, the Participants and their estates and beneficiaries.

Section 4. Eligibility

Eligibility under the Plan is limited to Participants designated by the Committee, in its sole and absolute discretion.

Section 5. Form of Payment

Payment of incentive awards under the Plan shall be made in cash.

Section 6.  Determination of Incentive Awards

(a) Designation of Participants, Performance Period and Performance Objectives. Within 90 days after the beginning of each Performance Period or, if less than 90 days, the number of days which is equal to twenty-five percent (25%) of the relevant Performance Period applicable to an award, the Committee shall, in writing, select the Participants to whom incentive awards shall be granted, designate the applicable Performance Period, establish the Target Incentive Bonus for each Participant, and establish the performance objective or objectives that must be satisfied in order for a Participant to receive an incentive award for such Performance Period. Any such performance objectives will be based upon one or more of the following performance measures, as determined by the Committee:

(i) earnings per share,

(ii) economic value created,

(iii) market share (actual or targeted growth),

(iv) net income (before or after taxes),

(v) operating income,

(vi) adjusted net income after capital charge,

(vii) return on assets (actual or targeted growth),

(viii) return on capital (actual or targeted growth),

(ix) return on equity (actual or targeted growth),

(x) return on investment (actual or targeted growth),

(xi) revenue (actual or targeted growth),

(xii) cash flow,

(xiii) operating margin,

(xiv) share price,

(xv) share price growth,

(xvi) total stockholder return, and

(xvii) strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of Subsidiaries and/or other affiliates or joint ventures.

The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

(b) Target Incentive Bonus. Each Participant will have an incentive award opportunity (the “Target Incentive Bonus”) that will be based on achieving the target performance objectives established by the Committee. The Target Incentive Bonus will be a percentage of the Participant’s annual salary at the end of the Performance Period or such other amount as the Committee may determine. If the performance objectives established by the Committee are met at the target level, the Participant will receive an incentive award equal to 100% of the Target Incentive Bonus. If the performance objectives established by the Committee are met at a level below or above the target level, the Participant will receive an incentive award equal to a designated percentage of the Target Incentive Bonus, as determined by the Committee.

(c) Maximum Award. The maximum incentive award that may be paid under the Plan to a Participant during any fiscal year shall be $25,000,000.

(d) Committee Certification and Payment of Awards. As soon as reasonably practicable after the end of each Performance Period, the Committee shall (i) determine whether the performance objectives for the Performance Period have been satisfied, (ii) determine the amount of the incentive award to be paid to each Participant for such Performance Period and (iii) certify such determination in writing. Awards shall be paid to the Participants following such certification by the Committee no later than the 15th day of the third month following the close of the Performance Period with respect to which the awards are made.

(e) Committee Discretion. Notwithstanding the foregoing, the Committee retains the discretion to reduce the amount of any incentive award that would otherwise be payable to a Participant, including a reduction in such amount to zero.

Section 7. Termination of Employment

Unless otherwise determined by the Committee, a Participant shall have no right to an incentive award under the Plan for any Performance Period in which the Participant is not actively employed by the Company or a Subsidiary on the last day of the Performance Period to which such award relates. The Committee, in its sole and absolute discretion, may impose such additional service restrictions as it deems appropriate.

Section 8. Amendment or Termination of the Plan

The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment that requires stockholder approval in order to maintain the qualification of incentive awards as performance-based compensation pursuant to Code Section 162(m) and regulations promulgated thereunder shall be made without such stockholder approval. If changes are made to Code Section 162(m) or regulations promulgated thereunder to permit greater flexibility with respect to any incentive award or awards available under the Plan, the Committee may, subject to this Section 8, make any adjustments to the Plan and/or incentive awards it deems appropriate.

Section 9. Taxes

Any amount payable to a Participant under this Plan shall be subject to any applicable Federal, state and/or local income and employment taxes and any other amounts that the Company is required at law to deduct and withhold from such payment.

Section 10. General Provisions

(a) No Rights to Employment. Nothing contained in the Plan shall create any rights of employment in any Participant or in any way affect the right and power of the Company or a Subsidiary to discharge any Participant or otherwise terminate the Participant’s employment at any time with or without cause or to change the terms of employment in any way.

(b) Non-Exclusive Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(c) Unfunded Plan. Awards under the Plan will be paid from the general assets of the Company, and the rights of Participants under the Plan will be only those of general unsecured creditors of the Company.

(d) Non-alienation of Benefits. Except as expressly provided herein, no Participant shall have the power or right to sell, transfer, assign, pledge or otherwise encumber the Participant’s interest under the Plan.

(e) Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(f) Successors. All obligations of the Company under the Plan shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company and references to the “Company” herein shall be deemed to refer to such successors.

(g) Governing Law. To the extent not preempted by federal law, the Plan shall be construed in accordance with and governed by the laws of the state of Florida, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.

(h) Code Section 409A Compliance. To the extent applicable, it is intended that this Plan and any incentive awards granted hereunder comply with the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (“Section 409A”). Any provision that would cause the Plan or any incentive award granted hereunder to fail to satisfy Section 409A shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

ANNEX E

June 25, 2006

Board of Directors
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Members of the Board:

We have acted as your financial advisor in connection with the proposed merger between Fidelity National Information Services, Inc. (the “Company”) and Fidelity National Financial, Inc. (“FNF”) in a transaction (the “Transaction”) in which each share of common stock of FNF will be converted into the right to receive the number of shares of common stock of the Company (“Company Stock”) equal to 96,214,500 divided by the number of issued and outstanding shares of FNF common stock immediately prior to the consummation of the Transaction (the “Exchange Ratio”), with cash being paid for any fractional shares. The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, dated as of June 25, 2006.

You have requested our opinion as to whether the Exchange Ratio in the Transaction is fair from a financial point of view to the shareholders of the Company other than FNF (the “Shareholders”).

In connection with rendering our opinion we have:

(i)	Analyzed certain publicly available financial statements and reports regarding the Company and FNF;

(ii)	analyzed, on a pro forma basis, the effect of the Transaction;

(iii)	reviewed the reported prices and trading activity for the Company Stock;

(iv)	compared the financial performance of the Company and the prices and trading activity of the Company Stock with that of certain other comparable publicly-traded companies and their securities; (v) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(vi)	discussed with management of the Company the operations of and future business prospects for the Company and the anticipated financial consequences of the Transaction;

(vii)	discussed with management the Company and FNF the anticipated tax treatment of the Transaction (the “Tax Treatment”);

(viii)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data obtained from the Company and from other sources, and our opinion is based upon such information. We did not independently verify such information, and we inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and FNF. Our Research Department has provided research coverage of the common stock of the Company and FNF. We have previously provided investment banking services to the Company and FNF and have received compensation for such services. The Company has agreed to pay us a fee for our services in connection with the Transaction, a substantial portion of which is contingent on the completion of the Transaction.

E-1

The Company has also agreed to reimburse us for our expenses incurred in connection with our services relating to the Transaction and to indemnify us against certain claims that might be asserted against us in connection therewith. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company and FNF.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that management’s anticipated Tax Treatment of the Transaction is the proper Tax Treatment of the Transaction and will substantially result in the tax consequences estimated by management of the Company. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. The substance of this opinion has been reviewed and approved by our Fairness Opinion Committee.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company and FNF to engage in the Transaction.

We are not expressing any opinion herein as to the prices at which the Company Stock will trade following the announcement or consummation of the Transaction.

Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the Exchange Ratio in the Transaction is fair from a financial point of view to the Shareholders.

This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the public provided that we approve of such disclosures prior to publication.

Very truly yours,

STEPHENS INC.

E-2

ANNEX F

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

June 25, 2006

Special Committee of the Board of Directors
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

Ladies and Gentlemen:

We understand that Fidelity National Financial, Inc. (“FNF” or the “Company”) and Fidelity National Information Services, Inc. (“FIS”) propose to enter into a Merger Agreement and Plan of Merger, dated as of June 25, 2006 (the “Merger Agreement”), pursuant to which FNF will be merged with and into FIS (the “Merger”). Pursuant to the Merger, each share of the common stock of FNF outstanding at the time of the effectiveness of the Merger (such shares, the “Eligible Shares”) will be converted into the right to receive merger consideration of that number of shares of the common stock of FIS equal to the Conversion Number (the “Exchange Ratio”). The “Conversion Number” is equal to 96,214,500 divided by the number of Eligible Shares, rounded to the nearest ten-thousandth of a share. In addition, we understand that FNF and Fidelity National Title Group, Inc. (“FNT”) have entered into a Securities Exchange and Distribution Agreement, dated as of June 25, 2006 (the “Distribution Agreement”). We further understand that, pursuant to the Distribution Agreement, FNF will contribute substantially all of its assets and liabilities (other than its ownership interest in FIS) to FNT in exchange for a number of shares of FNT’s Class A common stock equal to the Exchange Number (the “Asset Contribution”), followed immediately by the distribution by FNF to its stockholders as a dividend of all FNT shares held by FNF (the “Spin-Off”). The “Exchange Number” is equal to the sum of (a) 34,042,553 and (b) (i) the amount of cash included in the Asset Contribution, not to exceed $275,000,000, divided by (ii) $23.50. After the Asset Contribution and the Spin-Off, and immediately prior to the Merger, FNF’s only asset will be its ownership position in FIS. Furthermore, we understand that the Merger is expected to be consummated immediately after the closing under the Distribution Agreement. The Asset Contribution, the Spin-Off and the Merger are collectively referred to herein as the “Transactions.” You have provided us with a copy of the Merger Agreement and the Distribution Agreement in substantially final form.

You have asked us to render our opinion as to whether the Exchange Ratio, the Exchange Number and the Spin-Off, taken as a whole, are fair, from a financial point of view, to the Company and the shareholders of FNF.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Merger Agreement and the Distribution Agreement;

•	reviewed FNF’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Report on Form 10-Q for the period ended March 31, 2006, and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed FIS’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the period ended March 31, 2006, and its Current Reports on Form 8-K filed since February 1, 2006;

•	reviewed FNT’s Registration Statement on Form S-l filed on July 6, 2005 and all amendments thereto, its Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2005, its

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Quarterly Report on Form 10-Q for the period ended March 31, 2006, and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed certain operating and financial information relating to the businesses, operations, strategy, financial results and prospects of FNF, FIS, FNT and the other businesses and assets contributed to FNT in the Asset Contribution (the “Other Businesses”), all as prepared and provided to us by FNF’s, FIS’s, FNT’s and the Other Businesses’ managements, respectively, or obtained by us from public sources;

•	met with certain members of the managements of FNF, FIS and FNT to discuss their respective businesses, operations, historical financial results and future prospects;

•	met with certain members of the managements of FNF and the Other Businesses to discuss the Other Businesses and their operations, historical financial results, projected financial results (with respect to certain of those businesses) and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the common shares of FNF, FIS and FNT;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to FIS, FNT and certain of the businesses included in the Other Businesses;

•	reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to FIS, FNT and certain of the businesses included in the Other Businesses;

•	performed discounted cash flow analyses based on the projections furnished to us for certain of the Other Businesses; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by FNF, FIS and FNT, including, without limitation, the projections referred to above, or obtained by us from public sources. With respect to the projections regarding certain of the Other Businesses, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of FNF and the Other Businesses as to the expected future performance of such businesses. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, and we have further relied upon the assurances of the senior management of each of FNF, FIS, FNT and the Other Businesses that they are unaware of any facts that would make the information and projections incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of FNF, FIS or FNT (including, but not limited to, the Other Businesses), nor have we been furnished with any such appraisals.

In rendering our opinion, we have analyzed the Merger as a strategic business transaction not involving a sale of control of FNF, and we have not solicited, nor were we asked to solicit, third party acquisition interest in FNF or in any of FIS, FNT or any of the Other Businesses. We have assumed that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that the Spin-Off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. We have assumed that the Transactions will be consummated in a timely manner and in accordance with the terms of the Merger Agreement and the Distribution Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on FNF, FIS, FNT or the Other Businesses.

We do not express any opinion as to the price or range of prices at which the shares of common stock of FNF, FIS or FNT may trade subsequent to the announcement or consummation of the Transactions.

We have acted as a financial advisor to FNF and the Special Committee in connection with the Transactions and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transactions. Bear Stearns has been previously engaged by FNF and FIS and by Thomas H. Lee Partners,

Texas Pacific Group and Evercore Capital Partners and their affiliates, which have ownership positions in certain affiliates of FNF, to provide certain investment banking and other services for which we received customary fees. Cary H. Thompson, a Senior Managing Director of Bear Stearns, serves on the Boards of Directors of FNF and FIS. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of FNF, FIS and/or FNT and their respective affiliates for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Special Committee of the Board of Directors of FNF and does not constitute a recommendation to the Special Committee of the Board of Directors of FNF, the Board of Directors of FNF or any holders of FNF common stock as to how to vote in connection with the Merger or otherwise. This opinion does not address FNF’s underlying business decision to pursue the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for FNF, FIS or FNT or the effects of any other transaction in which FNF, FIS or FNT might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of FNF common stock in connection with the Transactions. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio, the Exchange Number and the Spin-Off, taken as a whole, are fair, from a financial point of view, to the Company and the shareholders of FNF.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Neil B. Morganbesser
Senior Managing Director

EXECUTION COPY

ANNEX G

SECURITIES EXCHANGE AND DISTRIBUTION AGREEMENT
DATED AS OF JUNE 25, 2006
AS AMENDED AND RESTATED AS OF
SEPTEMBER 18, 2006
BETWEEN
FIDELITY NATIONAL FINANCIAL, INC.
AND
FIDELITY NATIONAL TITLE GROUP, INC.

G-i

G-ii

EXHIBITS

Exhibit A	Form of Amended and Restated Articles
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Cross-Indemnity Agreement
Exhibit D	Form of Tax Disaffiliation Agreement

G-iii

ANNEX G

SECURITIES EXCHANGE AND DISTRIBUTION AGREEMENT

SECURITIES EXCHANGE AND DISTRIBUTION AGREEMENT, dated as of June 25, 2006, as amended and restated as of September 18, 2006 (this “Agreement”) , between Fidelity National Financial, Inc., a Delaware corporation (“FNF”) , and Fidelity National Title Group, Inc., a Delaware corporation (“FNT”).

WHEREAS, FNF owns (i) all of the issued and outstanding shares of capital stock or other equity securities (the “Scheduled Securities”) of the entities listed on Schedule A to this Agreement (the “Scheduled Entities”); (ii) 14,400,000 shares of common stock of Fidelity Sedgwick Holdings, Inc., a Delaware corporation (“FSH”; such shares, the “FSH Shares”); and (iii) 70,720 membership interests in Cascade Timberlands LLC, a Delaware limited liability company (“Cascade” and, collectively with the Scheduled Entities and FSH, the “Subject Companies”; such membership interests, the “Cascade Interests” and, collectively with the Scheduled Securities and the FSH Shares, the “Subject Securities”);

WHEREAS, FNF owns the Other Assets (as hereinafter defined);

WHEREAS, FNF desires to transfer to FNT, and FNT desires to acquire from FNF, all of the Subject Securities and all of the Other Assets in exchange for the issuance by FNT to FNF of the FNT Shares (as hereinafter defined) and the assumption by FNT of the Assumed Liabilities (as hereinafter defined) (collectively, the “Asset Contribution”);

WHEREAS, the board of directors of FNT has resolved to recommend to the stockholders of FNT that they approve (i) the issuance of the FNT Shares, (ii) the adoption of an amendment to the FNT 2005 Omnibus Incentive Plan (the “FNT Stock Plan”) to increase the number of shares available for grants thereunder by 15,500,000 (the “FNT Stock Plan Amendment”) and (iii) an amendment and restatement of the articles of incorporation of FNT to be effected immediately following the effective time of the FIS Merger (as hereinafter defined) such that, after giving effect thereto, the articles of incorporation of FNT shall be substantially in the form of Exhibit A hereto (the “Amended and Restated Articles”) and, among other things, the name of FNT shall be “Fidelity National Financial, Inc.”; and

WHEREAS, the board of directors of FNF has approved the conversion by FNF of its shares of FNT Class B Common Stock into shares of FNT Class A Common Stock and the distribution, following the Closing, of all of the shares of FNT Class A Common Stock held by FNF to the holders of the outstanding shares of capital stock of FNF as of the Record Date (as defined herein) for such distribution (the “Spin-off”);

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, FNF and FNT agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.  Definitions.  For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

Action or Proceeding:  means any charge, complaint, grievance, action, suit, litigation, proceeding or arbitration, whether civil, criminal, administrative or investigative, by any Person, or any investigation or audit by any Governmental Entity.

Affiliate:  of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

Assumed Liabilities:  means all Liabilities of FNF, including the FNF Transaction Liabilities to the extent not paid by FNF prior to the Closing as required by Section 8.2, and including any Liabilities arising from the operations or conduct of the business of FNF following the Closing through the effective time of the FIS Merger, but excluding (i) all Liabilities of FNF to the extent FIS or any subsidiary of FIS or Leasing or any subsidiary of Leasing has, as of or prior to the Closing, agreed in writing to be responsible therefor, (ii) all Liabilities of FNF to the extent arising out of or related to the ownership or operation of the assets or properties, or the operations or conduct of the business, of

FIS or any subsidiary of FIS or Leasing or any subsidiary of Leasing, to the extent FIS or any subsidiary of FIS or Leasing or any subsidiary of Leasing has, as of or prior to the Closing, agreed to be responsible therefor, (iii) all guaranties or other similar contractual Liabilities of FNF in respect of a primary Liability of FIS or any subsidiary of FIS or Leasing or any subsidiary of Leasing, (iv) any Liability of FNF in respect of Taxes (as defined in the Tax Disaffiliation Agreement), (v) any Liabilities arising from the operations or conduct of the business of FNF after the date that is 30 days after the Closing, if the FIS Merger has not been completed as of such date and (vi) the transaction bonuses described in Section 5.20.

Cash Equivalents:  shall have the same meaning as such term has in the Credit Agreement dated as of October 17, 2005 among FNF, Bank of America, N.A., as Administrative Agent and the other financial institutions party thereto.

Code:  means the Internal Revenue Code of 1986, as amended.

Disclosure Schedule:  means the Disclosure Schedule (including any attachments thereto) delivered in connection with, and constituting a part of, this Agreement.

Dual Service Provider:  means an employee or director of FNF, who, following the Spin-off, will be employed by or serve as a director of both (a) FNT or any FNT Subsidiary and (b) FIS or any subsidiary of FIS, as so designated by the board of directors of FNF.

Environment:  means ambient air, surface water, ground water, land surface or subsurface strata.

Environmental Claim:  means, with respect to any Person, any written notice or claim by any other Person alleging or asserting Liability for investigatory costs, cleanup costs, response costs, personal injury, damage to natural resources and fines or penalties arising out of, based on or resulting from (a) the presence or release into the Environment of any Hazardous Material or (b) circumstances forming the basis of any violation or alleged violation of, or Liability or alleged Liability under, any Environmental Law.

Environmental Law:  means any Law concerning pollution or protection of the Environment, including all those relating to the use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Material.

Exchange Number:  means the sum of (a) 33,563,829 and (b) (i) the aggregate amount of cash, Cash Equivalents and Qualified Equities (in the case of Cash Equivalents and Qualified Equities, valued at their respective fair market values as of the close of business on the day prior to the Closing Date) included in the Other Assets, not to exceed $275,000,000 in the aggregate, divided by (ii) $23.50.

Excluded FNF Assets:  means (i) any shares of capital stock of FNT, FIS or Leasing and (ii) any other assets listed on Section 1.1(a) of the Disclosure Schedule.

FIS:  means Fidelity National Information Services, Inc.

FIS Merger:  means the merger of FNF into FIS pursuant to the FIS Merger Agreement.

FIS Merger Agreement:  means the Agreement and Plan of Merger, of even date herewith, between FNF and FIS, providing for, among other things, the FIS Merger.

FIS Mergerco:  means FIS Capital Leasing, Inc., a Delaware corporation.

FNF Material Adverse Effect:  means (x) any event, circumstance or change that, individually or in the aggregate, is or would reasonably be likely to be materially adverse to the assets, Liabilities, business, condition (financial or otherwise) or results of operations of the Transferred Business taken as a whole, other than any such event, circumstance or change to the extent resulting from (A) changes in general economic conditions affecting the United States occurring after the date hereof, (B) general changes or developments in the industries in which the Transferred Business is operated occurring after the date hereof, (C) changes in laws or regulations occurring after the date hereof or (D) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on the relationships, contractual or otherwise, with any customers, distributors, partners or employees of the Subject Companies or the Subject Company Subsidiaries to the extent due to the announcement of this Agreement or the identity of the parties hereto, unless, in the case of the foregoing clause (A) or (B), such changes referred to therein have a materially disproportionate effect on the Transferred Business, taken as a whole, relative to other participants in the industries in which the Transferred Business is operated, or (y) any material adverse effect on the ability of FNF to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

FNF Transaction Liabilities:  means all Liabilities of FNF, whether due or to become due, for all out-of-pocket expenses (including all fees and disbursements of financial advisors, legal counsel and other advisors and consultants to FNF and the special committee of the board of directors of FNF) incurred in connection with the Asset Contribution, the Spin-off, the FIS Merger, the Leasing Merger and the other transactions contemplated by this Agreement.

FNT Class A Common Stock:  means FNT Class A Common Stock, par value $0.0001 per share.

FNT Class B Common Stock:  means FNT Class B Common Stock, par value $0.0001 per share.

FNT Common Stock:  means, collectively, FNT Class A Common Stock and FNT Class B Common Stock.

Form S-1:  a registration statement on Form S-1 under the Securities Act to be filed with the SEC in respect of the distribution to stockholders of FNF of shares of common stock of FNT by FNF in connection with the Spin-off.

Form S-8:  means a registration statement on Form S-8 under the Securities Act to be filed with the SEC in respect of the Replacement Options.

GAAP:  means U.S. generally accepted accounting principles, consistently applied.

Hazardous Material:  means any hazardous material, toxic substance, pollutant or hazardous waste (including any petroleum products or by products) defined or regulated as such under any Environmental Laws.

HSR Act:  the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Information Statement:  the Information Statement to be filed with the SEC by FNT pursuant to Regulation 14C under the Exchange Act relating to the FNT Stockholder Approval.

Leasing:  means FNF Capital Leasing, Inc., a Delaware corporation.

Leasing Merger:  means the merger of Leasing with and into FIS Mergerco pursuant to the Leasing Merger Agreement.

Leasing Merger Agreement:  means the Agreement and Plan of Merger, dated as of September 18, 2006, among Leasing, FIS and FIS Mergerco.

Lien:  means any mortgage, pledge, deed of trust, claim, security interest, encumbrance, burden, title defect, charge or other similar restriction, lease, sublease, claim, right of others, title retention agreement, option, interest, easement, covenant, encroachment or other adverse claim.

Liabilities:  means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, obligation, penalty, responsibility, cost or expense, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

NYSE:  means the New York Stock Exchange, Inc.

Option Letter Agreement:  means the agreement of even date herewith among FNF, William P. Foley, II, Alan L. Stinson and Brent Bickett.

Organizational Documents:  means, as to any Person, its certificate or articles of incorporation or formation, by-laws and other organizational documents.

Other Assets:  means all cash held by FNF as of the Closing and all other properties, assets and rights of any nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, held by FNF immediately prior to the Closing, other than (i) the Subject Securities and (ii) the Excluded FNF Assets.

Permitted Liens:  means any (a) Lien that constitutes an Assumed Liability, (b) any Lien arising from acts of FNT, (c) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves (as determined according to GAAP) have been established on the appropriate financial statements with respect thereto, (d) any Lien (other than for taxes) arising by operation of statute and (e) any Lien set forth on Section 1.1(b) of the Disclosure Schedule.

Person:  means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

Qualified Equities:  means publicly traded common stocks of Persons that are not affiliates of FNF; provided, that any increase in the number of shares of common stock of any such Person held by FNF from the number held as of September 18, 2006 or any shares of common stock of a Person not held by FNF as of such date shall not count as Qualified Equities unless FNT shall consent thereto, such consent not to be unreasonably withheld.

Record Date:  means the close of business on the date to be determined by the FNF board of directors as the record date for determining the stockholders of FNF entitled to receive shares of FNT Class A Common Stock pursuant to a pro-rata distribution of shares of FNT Class A Common Stock as part of the Spin-off.

SAP:  means, with respect to any regulated insurance company, the statutory accounting practices prescribed or permitted by the state Governmental Entity charged with supervision of insurance companies in the domiciliary state of such company.

Subject Company Material Adverse Effect:  means, as to any Subject Company or any of its subsidiaries, any event, circumstance or change that, individually or in the aggregate, is or would reasonably be likely to be materially adverse to the assets, Liabilities, business, condition (financial or otherwise) or results of operations of such Subject Company (or, in the case of a Subject Company Subsidiary, the Subject Company of which such entity is a subsidiary) and its subsidiaries taken as a whole, other than any such event, circumstance or change to the extent resulting from (A) changes in general economic conditions affecting the United States occurring after the date hereof, (B) general changes or developments in the industries in which such Subject Company and its subsidiaries operate occurring after the date hereof, (C) changes in laws or regulations occurring after the date hereof or (D) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on the relationships, contractual or otherwise, with any customers, distributors, partners or employees of such Subject Company or any of it subsidiaries to the extent due to the announcement of this Agreement or the identity of the parties hereto, unless, in the case of the foregoing clause (A) or (B), such changes referred to therein have a materially disproportionate effect on such Subject Company and its subsidiaries, taken as a whole, relative to other participants in the industries in which such Subject Company and such subsidiaries operate.

Subject Company Subsidiary:  means a subsidiary of a Subject Company.

subsidiary:  of any Person means another Person 50% or more of the total combined voting power of all classes of capital stock or other voting interests of which, or 50% of more of the equity securities of which, is owned directly or indirectly by such first Person; provided that for purposes of this Agreement FNT and the FNT Subsidiaries shall not be considered subsidiaries of FNF.

Transferred Business:  means, collectively, the Subject Companies, the Subject Company Subsidiaries, the Other Assets and the Assumed Liabilities.

Section 1.2.  Other Definitions.  In addition, the following capitalized terms are defined in the Sections or other provisions of this Agreement set forth below:

Agreement	Preamble
Amended And Restated Articles	Recitals
Asset Contribution	Recitals
Assumption Agreement	Section 2.3(d)
business day	Section 2.2
Cascade	Recitals
Cascade Interests	Recitals

Cascade LLC Agreement	Section 3.1(b)
Closing	Section 2.2
Closing Date	Section 2.2
Cross-Indemnity Agreement	Section 2.3(f)
ERISA	Section 3.1(f)
Exchange Act	Section 3.1(c)
Executive Officers	Section 3.1(d)
Filed FNF SEC Documents	Section 3.1(d)
Filed FNT SEC Documents	Section 3.2(d)
FIS	Section 4.1(b)
FNF	Preamble
FNF Insurance Company	Section 3.1(i)
FNF Option	Section 5.2(a)
FNF Restricted Shares	Section 5.2(b)
FNF SEC Documents	Section 3.1(i)
FNT	Preamble
FNT Benefit Plans	Section 3.2(f)
FNT Commonly Controlled Entity	Section 3.2(f)
FNT Insurance Company	Section 3.2(i)
FNT Material Adverse Effect	Section 3.2(a)
FNT Preferred Stock	Section 3.2(b)
FNT SEC Documents	Section 3.2(i)
FNT Service Providers	Section 5.2
FNT Shares	Section 2.1(a)
FNT Stock Plan	Recitals
FNT Stock Plan Amendment	Recitals
FNT Stockholder Approval	Section 3.2(c)
FNT Stockholders Meeting	Section 5.4
FNT Subsidiary	Section 3.2(a)
FSH	Recitals
FSH Shares	Recitals
Governmental Entity	Section 3.1(c)
Indemnified Parties	Section 5.16(a)
Insurance Regulator	Section 3.1(k)
Intercompany Agreements	Section 5.14
IRS	Section 3.1(g)
Jacksonville Court	Section 8.9
Non-Specialty Insurance Companies	Section 3.1(i)
Non-Specialty Insurance Company Balance Sheet	Section 3.1(i)
Pension Plan	Section 3.1(f)
Permit	Section 3.1(k)
Related Party Agreements	Section 5.11
Replacement Option	Section 5.2(a)
Replacement Restricted Share	Section 5.2(b)
Representatives	Section 5.5

Restricted Share Exchange Number	Section 5.2(b)
Scheduled Entities	Recitals
Scheduled Securities	Recitals
SEC	Section 3.1(c)
Securities Act	Section 3.1(i)
Specialty Insurance Companies	Section 3.1(i)
Specialty Insurance Company Financial Statements	Section 3.1(i)
Spin-off	Recitals
Spin-off Declaration	Section 5.15
Subject Companies	Recitals
Subject Company Benefit Plans	Section 3.1(f)
Subject Company Commonly Controlled Entity	Section 3.1(f)
Subject Company Financial Statements	Section 3.1(i)
Subject Securities	Recitals
Tax Disaffiliation Agreement	Section 2.3(e)
Transfer Agent	Section 5.15
Unconsolidated FNF Financial Statements	Section 3.1(i)(iii)
Welfare Plan	Section 3.1(f)

ARTICLE II

CLOSING TRANSACTIONS

Section 2.1.  Asset Contribution, Assumption of Liabilities and Delivery of Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing (as hereinafter defined):

(a) FNF shall transfer to FNT all right, title and interest of FNF in and to all of the Subject Securities and all right, title and interest of FNF in and to the Other Assets in exchange for (i) the Exchange Number of shares (the “FNT Shares”) of FNT Class A Common Stock, and (ii) the assumption by FNT of the Assumed Liabilities; and

(b) FNT shall issue and deliver the FNT Shares to FNF and assume and agree to pay, honor and discharge when due all of the Assumed Liabilities in accordance with their respective terms pursuant to the Assumption Agreement (as hereinafter defined), in exchange for the Subject Securities and the Other Assets.

Section 2.2.  Closing.  Unless this Agreement shall have been terminated pursuant to Section 7.1 and subject to the satisfaction or waiver of each of the conditions set forth in Article VI, the transfer by FNF to FNT of the Subject Securities and Other Assets, the issuance and delivery by FNT to FNF of the FNT Shares and the assumption by FNT of the Assumed Liabilities (the “Closing”) shall take place at 9:00 a.m. on the date that is the business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article VI (other than those to be fulfilled or waived as of the Closing) shall be fulfilled or waived in accordance with this Agreement, at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, 125 West 55th Street, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto. The actual date and time of the Closing are herein referred to as the “Closing Date.” For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in The City of New York.

Section 2.3.  Closing Deliveries.  At the Closing:

(a) FNF shall deliver to FNT certificates representing the respective Subject Securities, together with duly executed transfer forms including all such deeds, instruments, stock powers, transfer stamps or other documents as may be necessary to transfer full legal and beneficial ownership of such Subject Securities to FNT, free and clear of all Liens other than Permitted Liens;

(b) FNF shall execute and deliver to FNT a bill of sale and such other deeds, instruments or other documents (each in substance and form reasonably satisfactory to FNT) as may be necessary to transfer full legal and beneficial title to the Other Assets to FNT, free and clear of all Liens other than Permitted Liens, and any cash that is a part of the Other Assets shall be paid by wire transfer of immediately available funds to an account designated by FNT to FNF in writing no later than two Business Days before the Closing;

(c) FNT shall issue and deliver to FNF the FNT Shares, free and clear of all Liens;

(d) FNT shall execute and deliver to FNF an assumption agreement with respect to the Assumed Liabilities in the form attached hereto as Exhibit B (the “Assumption Agreement”);

(e) FNT and FNF shall execute and deliver, and FNF shall cause FIS to execute and deliver, a tax disaffiliation agreement in the form attached as Exhibit C (“Tax Disaffiliation Agreement”);

(f) FNT shall execute and deliver, and FNF shall cause FIS to execute and deliver, a cross-indemnity agreement in the form attached as Exhibit D (the “Cross-Indemnity Agreement”); and

(g) FNF shall deliver to FNT the certificate referred to in Section 6.2(a) and FNT shall deliver to FNF the certificate referred to in Section 6.3(a).

Section 2.4.  Conversion of FNT Class B Common Stock.  FNF shall convert all shares of FNT Class B Common Stock held by it into shares of FNT Class A Common Stock in accordance with Section 5.18.

Section 2.5.  Adjustments.  Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Closing Date, the issued and outstanding shares of capital stock of FNT or securities convertible or exchangeable into or exercisable for shares of capital stock of FNT shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, redenomination, merger, issuer tender or exchange offer, or other similar transaction (other than repurchase of shares, issuance of shares pursuant to exercise of stock options or grants of stock options to employees made in the ordinary course of business consistent with past practice), then the consideration set forth in Section 2.1(a) of this Agreement and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be such consideration or other dependent item.

Section 2.6.  Subsequent Transfers.  If, as of immediately prior to the effective time of the FIS Merger, FNF owns any cash or any other properties, assets or rights of any nature, kind or description, other than Excluded FNF Assets, FNF shall transfer full legal and beneficial title to the foregoing to FNT by wire transfer (in the case of cash) or through conveyancing documents in substance and form reasonably satisfactory to FNT.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1.  Representations and Warranties of FNF.  FNF represents and warrants to FNT as follows:

(a) Organization, Standing and Corporate Power.  Each of FNF, each Subject Company and each Subject Company Subsidiary (as hereinafter defined) is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (in such jurisdictions where such concept is applicable) under the laws of the jurisdiction of its organization and has the requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted. Each of FNF, the Subject Companies and the Subject Company Subsidiaries is duly qualified to do business and is in good standing (in such jurisdictions where such concept is applicable) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries). True and complete copies of the Organizational Documents of each Subject Company and each Subject Company Subsidiary as in effect on the date hereof have been heretofore made available to FNT.

(b) Capital Structure of the Subject Companies.

(i) Section 3.1(b)(i) of the Disclosure Schedule sets forth for each Subject Company: (i) the number, type, class and series of equity securities of such Subject Company that are (x) in the case of any Subject Company that is a wholly-owned subsidiary of FNF, issued and outstanding, or (y) in the case of any Subject Company that is not a wholly-owned subsidiary of FNF, issued and outstanding as of May 31, 2006; (ii) the number of equity securities of such Subject Company reserved for issuance pursuant to outstanding options, warrants or other similar rights; and (iii) the number of equity securities of such Subject Company held by FNF or by such Subject Company in its treasury. Except as set forth above, (A) as of May 31, 2006, no shares of capital stock or other equity securities of any Subject Company that is not a wholly-owned subsidiary of FNF are issued, reserved for issuance or outstanding, and (B) no shares of capital stock or other equity securities of any Subject Company that is a wholly-owned subsidiary of FNF are issued, reserved for issuance or outstanding. All outstanding shares of capital stock, membership interests or other equity securities of each Subject Company are, and all shares, membership interests or other equity securities that may be issued pursuant to any employee stock plan, options, warrants or other similar rights will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of any Subject Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of any Subject Company may vote are issued or outstanding. Except as set forth in Section 3.1(b)(i) of the Disclosure Schedule, FNF is the record and beneficial owner of all of the outstanding shares of capital stock, membership interests or other equity securities of each Subject Company, free and clear of all Liens, but in the case of the Cascade Interests, subject to the terms of the Cascade Timberlands LLC Amended and Restated Limited Liability Company Agreement dated as of December 31, 2004 (the “Cascade LLC Agreement”). Except as set forth in Section 3.1(b)(i) of the Disclosure Schedule, there are no securities, preemptive rights, options, warrants, rights, commitments or agreements of any kind to which FNF or any Subject Company is a party or by which any of them is bound obligating any of them to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of any Subject Company, or obligating any of them to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as set forth in Section 3.1(b)(i) of the Disclosure Schedule, neither FNF nor any Subject Company is a party to or bound by any agreement, proxy, voting trust or other arrangement restricting the transfer of any Subject Securities or affecting the voting of any shares of capital stock of FNF or of any Subject Securities. Assuming FNT has the requisite power and authority to be the lawful owner of the Subject Securities, upon the consummation of the transactions contemplated by this Agreement, good and valid title to the Subject Securities will pass to FNT, free and clear of all Liens other than Permitted Liens and in the case of the Cascade Interests, subject to the terms of the Cascade LLC Agreement.

(ii) Section 3.1(b)(ii) of the Disclosure Schedule lists each Subject Company Subsidiary. Except as set forth in Section 3.1(b)(ii) of the Disclosure Schedule, all of the outstanding shares of capital stock or other equity securities of each Subject Company Subsidiary have been validly issued and are fully paid and non-assessable (in the case of any Subject Company Subsidiary that is not organized in the United States, to the extent such concepts are applicable) and are owned by such Subject Company, free and clear of all Liens other than Permitted Liens. No bonds, debentures, notes or other indebtedness of any Subject Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of any Subject Company Subsidiary may vote are issued or outstanding. Except as set forth in Section 3.1(b)(ii) of the Disclosure Schedule, there are no securities, preemptive rights, options, warrants, rights, commitments or agreements of any kind to which any Subject Company or any Subject Company Subsidiary is a party or by which any of them is bound obligating any of them to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of any Subject Company Subsidiary, or obligating any of them to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as set forth in Section 3.1(b)(ii) of the Disclosure Schedule, no Subject Company nor any Subject Company Subsidiary is a party to or bound by any agreement, proxy, voting trust or other arrangement restricting the transfer or affecting the voting of any shares of capital stock of any Subject Company Subsidiary. Except for the capital stock or other equity securities of the Subject Companies and the Subject Company Subsidiaries and the other ownership interests listed in Section 3.1(b)(ii) of the Disclosure Schedule, none of FNF, the Subject Companies or the Subject Company Subsidiaries owns, directly or indirectly, any capital stock or other ownership interest in any Person other than interests held for investment purposes that do not exceed 10% of the voting securities of any such single Person. Except as set forth in Section 3.1(b)(ii) of the Disclosure Schedule or for investment portfolio activities of any FNF Insurance Company, none of FNF or, to the knowledge of FNF, the Subject Companies (other than FSH or Cascade) or the Subject Company Subsidiaries (other than any subsidiary of FSH or Cascade) is subject to any obligation or requirement or has entered into any agreement to make any investment (in the form of a capital contribution, loan or otherwise) in any Person other than in Subject Companies (other than FSH or Cascade) and Subject Company Subsidiaries (other than any subsidiary of FSH or Cascade).

(iii) Section 3.1(b)(iii) of the Disclosure Schedule sets forth all outstanding stock options, grants of restricted stock, stock appreciation rights, phantom stock, equity awards, and similar rights with respect to FNF as of May 31, 2006, and identifies which options and rights are subject to FNT’s obligation to grant Replacement Options or Replacement Restricted Shares (as defined herein) pursuant to Section 5.2 hereof.

(c) Authority; Noncontravention.  FNF has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by FNF and the consummation by FNF of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FNF. This Agreement has been duly executed and delivered by FNF and, assuming this Agreement constitutes the valid and binding agreement of FNT, constitutes a valid and binding obligation of FNF, enforceable against FNF in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity. Except as set forth in Section 3.1(c) of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (x) conflict with any of the provisions of the Organizational Documents of FNF or of any Subject Company or Subject Company Subsidiary, (y) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, require the consent of any Person under, or result in the creation of any Lien on any property or asset of FNF or any Subject Company or Subject Company Subsidiary under, any indenture or other agreement, permit, franchise, license or other instrument or undertaking to which FNF or such Subject Company or Subject Company Subsidiary is a party or by which FNF or any Subject Company or Subject Company Subsidiary or any of their assets is bound or affected, or (z) subject to the matters referred to in the next sentence, contravene any statute, law, ordinance, rule, regulation, order, judgment, injunction, decree, determination or award applicable to FNF or any Subject Company or Subject Company Subsidiary or any of their respective properties or assets, which, in the case of clauses (y) and (z) above, individually or in the aggregate, would reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of any Subject Company and its subsidiaries). No consent, approval or authorization of, or declaration or filing with, or notice to, any court, tribunal, arbitrator or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of any such government or political subdivision (a “Governmental Entity”), is required by or with respect to FNF, the Subject Companies or any of the Subject Company Subsidiaries in connection with the execution and delivery of this Agreement by FNF or the consummation by FNF of the transactions contemplated hereby, except for (i) the approvals, filings or notices required under the insurance laws of the jurisdictions set forth in Section 3.1(c) of the Disclosure Schedule, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of such reports and other filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing with the SEC of the Form S-1, (iv) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.1(c) of the Disclosure Schedule, and (v) such other consents, approvals, authorizations, declarations, filings or notices the failure to obtain or make which, in the aggregate, would not have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of any Subject Company and its subsidiaries).

(d) Absence of Certain Changes or Events.  Except as set forth in the FNF SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed FNF SEC Documents”) or Section 3.1(d) of the Disclosure Schedule or in connection with the transactions contemplated hereby, since December 31, 2005, each of FNF, the Subject Companies and the Subject Company Subsidiaries has conducted its business only in the ordinary course consistent with past practice, and there has not been (i) any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of any Subject Company and its subsidiaries), (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of FNF’s or the Subject Company’s outstanding equity securities (except, in the case of FNF, for ordinary quarterly cash dividends), (iii) any split, combination or reclassification of any of the Subject Companies’ outstanding equity securities or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for its outstanding equity securities, (iv) (x) any granting by any Subject Company to any of the President, the Chief Executive Officer, the Chief Financial Officer, the General Counsel or any Executive Vice President (the “Executive Officers”) of such Subject Company of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of December 31, 2005, (y) any granting by any Subject Company to any such Executive Officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of December 31, 2005 or (z) any entry by any Subject Company into any employment, severance or termination agreement with any such Executive Officer or (v) any change in accounting methods, principles or practices by any Subject Company or Subject Company Subsidiary materially affecting its assets, liabilities or business, including in the case of any FNF Insurance Company (as hereinafter defined), any change with respect to the establishment of reserves for unearned premiums, losses and loss adjustment expenses, except insofar as may have been required by a change in GAAP or SAP.

(e) Absence of Changes in Subject Company Benefit Plans.  Except as set forth in Section 3.1(e) of the Disclosure Schedule, since December 31, 2005, there has not been any adoption or material amendment by any Subject Company or any Subject Company Subsidiary of any collective bargaining agreement or any Subject Company Benefit Plan (as defined in Section 3.1(f)).

(f) Benefit Plans.  (i) Each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (hereinafter a “Pension Plan”), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (hereinafter a “Welfare Plan”), and each other plan, arrangement or policy (written or oral) relating to compensation, deferred compensation, severance, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by FNF, any Subject Company or any Subject Company Subsidiary for the benefit of any present or former officer, employee, agent, director or independent contractor of FNF, such Subject Company or such Subject Company Subsidiary (all the foregoing being herein called “Subject Company Benefit Plans”) has been established, funded, maintained and administered in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code, all other applicable laws and all applicable collective bargaining agreements.

(ii) None of FNF, the Subject Companies, the Subject Company Subsidiaries or any other Person or entity that together with such Subject Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a “Subject Company Commonly Controlled Entity”) has incurred any material Liability under Title IV of ERISA (other than for the payment of benefits or Pension Benefit Guaranty Corporation insurance premiums, in either case in the ordinary course).

(iii) No Subject Company Commonly Controlled Entity is obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from or incurred any contractual Liability to any multiemployer plan resulting or which would reasonably be expected to result in any material “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid.

(iv) There are no material Actions or Proceedings pending with respect to any Subject Company Benefit Plans, other than routine benefit claims, qualified domestic relations orders (as defined in Section 206(d) of ERISA) and qualified medical child support orders (as defined in Section 609 of ERISA) and, to FNF’s knowledge, no such material Actions or Proceedings are threatened.

(g) Taxes.  (i) Each of FNF, the Subject Companies and the Subject Company Subsidiaries has timely filed (taking into account all available extensions) all material tax returns and material reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. All tax returns filed by FNF, the Subject Companies and the Subject Company Subsidiaries are complete and accurate in all material respects. Each of FNF, the Subject Company and each Subject Company Subsidiary has paid (or FNF or such Subject Company has paid on such Subject Company Subsidiaries’ behalf) all taxes shown as due on such returns, and the Subject Company Financial Statements and the financial statements contained in the Filed FNF SEC Documents, as the case may be, reflect an adequate reserve for all taxes payable by FNF, the Subject Companies and the Subject Company Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(ii) No deficiencies for any taxes have been proposed, asserted or assessed against FNF, any Subject Company or any Subject Company Subsidiary that are not adequately reserved for, except for deficiencies that, individually or in the aggregate, would not have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries), and no requests for waivers of the time to assess any such taxes have been granted or are pending. Except as set forth in Section 3.1(g) of the Disclosure Schedule, the Federal and state income tax returns of FNF, each Subject Company and each of its subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service (the “IRS”) or the appropriate state taxation authorities, as the case may be, or the statute of limitations on assessment or collection of any Federal or state income taxes due from such Subject Company or any of its subsidiaries has expired, for all taxable years of such Subject Company or any of its subsidiaries through the taxable year ended December 31, (a) 2001 for Federal income tax purposes and (b) 1999 for state income tax purposes.

(iii) As used in this Agreement, “taxes” shall include all federal, state, local and foreign income, franchise, premium, property, sales, excise, employment, payroll, withholding and other taxes, tariffs or other governmental charges, including interest, penalties and other additions.

(h) No Excess Parachute Payments; Section 162(m) of the Code.  (i) Except as set forth in Section 3.1(h) of the Disclosure Schedule, none of the transactions contemplated by this Agreement shall constitute a triggering event under any employment, severance or termination agreement or other compensation arrangement or Subject Company Benefit Plan currently in effect which (either alone or upon the occurrence of any additional or subsequent event) would reasonably be expected to result in any payment, acceleration, vesting or increase in benefits to any current or former officer, employee or director of FNF or of any Subject Company or any of its subsidiaries and which would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(ii) Except as set forth in Section 3.1(h) of the Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries), the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by FNF, any Subject Company or any Subject Company Subsidiary under any contract, Subject Company Benefit Plan, program, arrangement or understanding currently in effect.

(i) SEC Documents; Subject Company Financial Statements.

(i) FNF has filed all reports, schedules, forms, statements and other documents required to be filed with the SEC since January 1, 2004 (the “FNF SEC Documents”). As of their respective dates, the FNF SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”) or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such FNF SEC Documents, and none of the FNF SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any FNF SEC Document has been revised or superseded by a later Filed FNF SEC Document (as defined in Section 3.1(d)), none of the FNF SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) FNF has delivered or made available to FNT copies (which copies are complete and correct) of (A) the unaudited combined balance sheets and related statements of income of Fidelity National Insurance Company, Fidelity National Insurance Services, Inc. and National Alliance Marketing Group, Inc. and their respective consolidated subsidiaries (collectively, the “Specialty Insurance Companies”) for the 2004 and 2005 fiscal years and as of March 31, 2006 and for the three months then ended (the “Specialty Insurance Company Financial Statements”), and (B) the unaudited consolidated balance sheet of FNF and its subsidiaries other than FNT, FIS and the Specialty Insurance Companies (such subsidiaries, the “Non-Specialty Insurance Companies”) as of April 30, 2006 (the “Non-Specialty Insurance Company Balance Sheet” and, collectively with the Specialty Insurance Company Financial Statements, the “Subject Company Financial Statements”). Except as set forth on Section 3.1(i)(ii) of the Disclosure Schedule, the Specialty Insurance Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis and present fairly in all material respects the financial condition at their respective dates and results of operations of the Specialty Insurance Companies on a combined basis for the periods then ended, subject to the absence of cash flow statements and footnotes and, in the case of the interim financial statements contained therein, to normal year-end adjustments. Except as set forth on Section 3.1(i)(ii) of the Disclosure Schedule, the Non-Specialty Insurance Company Balance Sheet was prepared in accordance with GAAP applied on a consistent basis and presents fairly in all material respects the financial condition at April 30, 2006 of FNF and the Non-Specialty Insurance Companies on a consolidated basis, subject to the absence of cash flow statements and footnotes and to normal year-end adjustments. Except as set forth in the Subject Company Financial Statements or in Section 3.1(i)(ii) of the Disclosure Schedule, no Subject Company or any of its subsidiaries has any material Liabilities that would be required by GAAP to be set forth on a consolidated balance sheet of such Subject Company and its consolidated subsidiaries, other than Liabilities incurred after December 31, 2005 in the ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have, with respect to such Subject Company and its subsidiaries, a Subject Company Material Adverse Effect.

(iii) The Annual Statement for the year ended December 31, 2005, together with all exhibits and schedules thereto, and any actuarial opinion, affirmation or certification filed in connection therewith, and any Quarterly Statements for periods ended after January 1, 2006, together with all exhibits and schedules thereto, with respect to each Subject Company or Subject Company Subsidiary that is a regulated insurance company (an “FNF Insurance Company”), in each case as filed with the applicable Insurance Regulator (as hereinafter defined) in such FNF Insurance Company’s domiciliary state, were prepared in conformity with SAP and present fairly in all material respects, to the extent required by and in conformity with SAP, the statutory financial condition of such FNF Insurance Company at their respective dates and the results of operations, changes in capital and surplus and cash flow of such FNF Insurance Company for each of the periods then ended. No deficiencies or violations material to the financial condition or operations of any FNF Insurance Company have been asserted in writing by any Insurance Regulator since January 1, 2004 which have not been cured or otherwise resolved to the satisfaction of such Insurance Regulator. Except as set forth in Section 3.1(i)(iii) of the Disclosure Schedule or in such Annual Statement for such FNF Insurance Company, no FNF Insurance Company has any material Liabilities that would be required by SAP to be set forth on a consolidated balance sheet of such FNF Insurance Company and its consolidated subsidiaries or in the notes thereto, other than Liabilities incurred after December 31, 2005 in the ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have a Subject Company Material Adverse Effect.

(iv) The audited unconsolidated balance sheets of FNF and the related audited unconsolidated statements of earnings, retained earnings and cash flows as of and for the years ended December 31, 2004 and 2005 (collectively, the “Unconsolidated FNF Financial Statements”) filed as Schedule II to the consolidated financial statements of FNF filed with FNF’s annual report on Form 10-K for the year ended December 31, 2005, when considered in relation to such consolidated FNF financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Except as set forth in Section 3.1(i)(iv) of the

Disclosure Schedule or in the Unconsolidated FNF Financial Statements, FNF has no material Liabilities that would be required by GAAP to be set forth on an unconsolidated balance sheet of FNF or in the notes thereto, other than Liabilities incurred (a) after December 31, 2005 in the ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect, or (b) in connection with this Agreement, the Leasing Merger and the FIS Merger.

(v) Except as set forth in the Subject Company Financial Statements, the Annual Statement for each FNF Insurance Company and the Unconsolidated FNF Financial Statements, FNF, the Subject Companies and Subject Company Subsidiaries do not have any Liabilities that, individually or in the aggregate, would reasonably be expected to have an FNF Material Adverse Effect.

(j) Information Supplied.  None of the information supplied or to be supplied by FNF specifically for inclusion or incorporation by reference in (i) the Form S-1 will at the time the Form S-1 becomes effective under the Securities Act, at the time any amendment or supplement thereto becomes effective under the Securities Act or at the Closing contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Information Statement will, at the date it is first mailed to FNT’s stockholders or at the time of the FNT Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by FNF in this Section 3.1(j) with respect to information supplied by FNT specifically for inclusion or incorporation by reference in the Form S-1 or the Information Statement.

(k) Compliance with Applicable Laws.  Each of FNF, the Subject Companies and the Subject Company Subsidiaries has in full force and effect all Federal, state, local and foreign governmental approvals, authorizations, certificates, consents, filings, franchises, licenses, notices, permits and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the failure of Permits to be in full force and effect and for defaults under Permits which failures or defaults would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries). Except as set forth in Section 3.1(k) of the Disclosure Schedule, each of FNF, the Subject Companies and the Subject Company Subsidiaries is in compliance with all applicable statutes, laws, ordinances, rules, regulations and orders of any Governmental Entity to which they are subject, except for noncompliance that would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries). Except as set forth in Section 3.1(k) of the Disclosure Schedule and except for routine examinations by state Governmental Entities charged with supervision of insurance companies (“Insurance Regulators”), there is no Action or Proceeding by any Governmental Entity pending or, to the knowledge of FNF, threatened against or with respect to FNF or any Subject Company or Subject Company Subsidiary or the Transferred Business, other than, in each case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries). Except as set forth in Section 3.1(k) of the Disclosure Schedule, none of FNF, the Subject Companies and the Subject Company Subsidiaries is a party to any agreement, commitment or understanding, written or oral, with any Insurance Regulator, except for routine agreements, commitments and understandings with such Insurance Regulators which would not, individually or in the aggregate, reasonably be expected to be material to the business of the FNF Insurance Companies taken as a whole.

(l) Litigation.  Except as set forth in Section 3.1(l) of the Disclosure Schedule or for matters that, as of the date of this Agreement, are subject to indemnification by FNT in favor of FNF, there is no material Action or Proceeding pending or, to the knowledge of FNF, threatened against or affecting FNF, any Subject Company, any Subject Company Subsidiary or the Transferred Business or seeking to prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any material judgment, decree, injunction or order of any Governmental Entity outstanding against FNF, any of the Subject Companies, any of the Subject Company

Subsidiaries or any Other Assets. For purposes of this Section 3.1(l), the term “material” shall have the meaning specified in Section 3.1(l) of the Disclosure Schedule.

(m) Brokers.  No broker, investment banker, financial advisor or other Person, other than Bear, Stearns & Co. Inc., the fees and expenses of which will be paid by FNF, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Asset Contribution, the Spin-off, the FIS Merger, the Leasing Merger or the other transactions contemplated by this Agreement, based upon arrangements made by or on behalf of FNF.

(n) Opinion of Financial Advisor.  FNF has received the opinion, dated June 25, 2006, of its financial advisor, Bear, Stearns & Co. Inc., to the effect that, as of such date, the consideration to be received by FNF and its stockholders pursuant to this Agreement and the FIS Merger Agreement both as executed on June 25, 2006 (prior to their amendment and restatement), taken together, was fair, from a financial point of view, to the stockholders of FNF.

(o) Other Assets.  FNF has good and marketable title to or a valid leasehold or license interest in all of the Other Assets, free and clear of all Liens other than Permitted Liens. Assuming FNT has the requisite power and authority to be the lawful owner, lessee or licensee of the Other Assets, upon the consummation of the transactions contemplated by this Agreement, good and marketable title to or a valid leasehold or license interest in the Other Assets will pass to FNT, free and clear of all Liens other than Permitted Liens.

(p) No Guaranty of FIS Obligations.  The Subject Companies and the Subject Company Subsidiaries have not guaranteed any material obligations of FIS, any FIS Subsidiary or Leasing.

(q) Environmental Matters.  Except as set forth in Section 3.1(q) of the Disclosure Schedule:

(i) FNF, the Subject Companies and Subject Company Subsidiaries are in compliance with all applicable Environmental Laws, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect (in the case of FNF) or a Subject Company Material Adverse Effect (in the case of such Subject Company and its subsidiaries);

(ii) Since the date that is three years prior to the date of this Agreement or, in the case of any Subject Company or Subject Company Subsidiary in which FNF acquired its interest at a later date, such later date, none of FNF, the Subject Companies or the Subject Company Subsidiaries has received any material Environmental Claim concerning compliance with, or liability under, any Environmental Law with respect to any real property now or formerly owned, leased or operated by FNF, the Subject Companies and Subject Company Subsidiaries;

(iii) FNF, the Subject Companies and Subject Company Subsidiaries have all material Permits required under applicable Environmental Laws for the conduct of their respective businesses, as presently conducted, and FNF, the Subject Companies and Subject Company Subsidiaries are in material compliance with all such Permits;

(iv) None of FNF, the Subject Companies and Subject Company Subsidiaries is party to, or subject to the terms of, any material order that imposes any future Liability under any Environmental Law in connection with its respective businesses; and

(v) To FNF’s knowledge after due inquiry, there have been no releases of Hazardous Materials at, on, under or from any real property now or formerly owned, leased or operated by FNF, the Subject Companies and Subject Company Subsidiaries that would be reasonably likely to result in material Liabilities or obligations under Environmental Law.

(r) Merger Agreements.  FNF has delivered or made available to FNT a complete and correct copy of the FIS Merger Agreement and of the Leasing Merger Agreement.

Section 3.2.  Representations and Warranties of FNT.  FNT represents and warrants to FNF as follows:

(a) Organization, Standing and Corporate Power.  Each of FNT and each FNT Subsidiary (as hereinafter defined) is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (in such jurisdictions where such concept is applicable) under the laws of the jurisdiction of its organization and has the requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted. Each of FNT and each FNT Subsidiary is duly qualified to do business and is in good standing (in such jurisdictions where such concept is applicable) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have an FNT Material Adverse Effect (as hereinafter defined). For purposes of this Agreement, (i) an “FNT Subsidiary” means a subsidiary of FNT, and (ii) an “FNT Material Adverse Effect” means (x) any event, circumstance or change that, individually or in the aggregate, is or would reasonably be likely to be materially adverse to the assets, Liabilities, business, condition (financial or otherwise) or results of operations of FNT and the FNT Subsidiaries taken as a whole, other than any such event, circumstance or change to the extent resulting from (A) changes in general economic conditions affecting the United States occurring after the date hereof, (B) general changes or developments in the industry in which FNT and the FNT Subsidiaries operate occurring after the date hereof, (C) changes in laws or regulations occurring after the date hereof or (D) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on the relationships, contractual or otherwise, with any customers, distributors, partners or employees of FNT and the FNT Subsidiaries to the extent due to the announcement of this Agreement or the identity of the parties hereto, unless, in the case of the foregoing clause (A) or (B), such changes referred to therein have a materially disproportionate effect on FNT and the FNT Subsidiaries taken as a whole relative to other participants in the industry in which FNT and the FNT Subsidiaries operate, or (y) any material adverse effect on the ability of FNT to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. True and complete copies of the Organizational Documents of FNT and each FNT Subsidiary as in effect on the date hereof have been heretofore made available to FNF.

(b) Capital Structure.

(i) The authorized capital stock of FNT consists of (x) 300,000,000 shares of FNT Class A Common Stock and 300,000,000 shares of FNT Class B Common Stock, and (y) 50,000,000 shares of preferred stock, par value $0.0001 per share (“FNT Preferred Stock”). 31,147,357 shares of FNT Class A Common Stock, 143,176,041 shares of FNT Class B Common Stock and no shares of FNT Preferred Stock are issued and outstanding. 6,695 shares of FNT Class A Common Stock and no shares of FNT Class B Common Stock are held by FNT Subsidiaries or by FNT in its treasury. 3,024,000 shares of FNT Class A Common Stock are reserved for issuance pursuant to outstanding options to purchase shares of FNT Common Stock granted under the FNT Stock Plan. Except as set forth above, no shares of capital stock or other equity securities of FNT are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of FNT are, and the FNT Shares and any shares issued upon the exercise of options under the FNT Stock Plan will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of FNT having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of FNT may vote are issued or outstanding. Except as set forth above, there are not any securities, preemptive rights, options, warrants, rights, commitments or agreements of any kind to which FNT is a party or by which it is bound obligating it to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of FNT, or obligating FNT to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as set forth in Section 3.2(b)(i) of the Disclosure Schedule, FNT is not a party to or bound by any agreement, proxy, voting trust or other arrangement restricting the transfer of FNT Common Stock or affecting the voting of any shares of capital stock of FNT.

(ii) Section 3.2(b)(ii) of the Disclosure Schedule lists each FNT Subsidiary. Except as set forth in Section 3.2(b)(ii) of the Disclosure Schedule, all of the outstanding shares of capital stock or other equity securities of each FNT Subsidiary have been validly issued and are fully paid and non-assessable (in the case of any FNT Subsidiary that is not organized in the United States, to the extent such concepts are applicable) and are owned by FNT, free and clear of all Liens. No bonds, debentures, notes or other indebtedness of any FNT Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of any FNT Subsidiary may vote are issued or outstanding. Except as set forth in Section 3.2(b)(ii) of the Disclosure Schedule, there are no securities, preemptive rights, options, warrants, rights, commitments or agreements of any kind to which FNT or any FNT Subsidiary is a party or by which any of them is bound obligating any of them to issue, sell or deliver, or repurchase, redeem or otherwise acquire, shares of capital stock or other equity or voting securities of any FNT Subsidiary, or obligating any of them to issue, sell, deliver, grant, extend or enter into any such security, option, warrant, right, commitment or agreement. Except as set forth in Section 3.2(b)(ii) of the Disclosure Schedule, neither FNT nor any FNT Subsidiary is a party to or bound by any agreement, proxy, voting trust or other arrangement restricting the transfer or affecting the voting of any shares of capital stock of any FNT Subsidiary. Except for the capital stock or other equity securities of such subsidiaries and the other ownership interests listed in Section 3.2(b)(ii) of the Disclosure Schedule, FNT does not own, directly or indirectly, any capital stock or other ownership interest in any Person other than interests held for investment purposes that do not exceed 10% of the voting securities of any such single Person. Except as set forth in Section 3.2(b)(ii) of the Disclosure Schedule or for investment portfolio activities of any FNT Insurance Company, none of FNT or the FNT Subsidiaries is subject to any obligation or requirement and has not entered into any agreement to make any investment (in the form of a capital contribution, loan or otherwise) in any Person.

(c) Authority; Noncontravention.  FNT has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in Section 5.4 (the “FNT Stockholder Approval”), FNT and each of the FNT Subsidiaries have all requisite corporate power and authority to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by FNT and the consummation by FNT of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of FNT, subject to the FNT Stockholder Approval. This Agreement has been duly executed and delivered by and, assuming this Agreement constitutes the valid and binding agreement of FNF, constitutes a valid and binding obligation of FNT, enforceable against FNT in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity. Except as set forth in Section 3.2(c) of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, (x) conflict with any of the provisions of the Organizational Documents of FNT or of any FNT Subsidiary, (y) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, require the consent of any Person under, or result in the creation of any Lien on any property or asset of FNT or any FNT Subsidiary under, any indenture or other agreement, permit, franchise, license or other instrument or undertaking to which FNT or any of the FNT Subsidiaries is a party or by which FNT or any of the FNT Subsidiaries or any of their assets is bound or affected, or (z) subject to the matters referred to in the next sentence, contravene any statute, law, ordinance, rule, regulation, order, judgment, injunction, decree, determination or award applicable to FNT or any of the FNT Subsidiaries or any of their respective properties or assets, which, in the case of clauses (y) and (z) above, individually or in the aggregate, would reasonably be expected to have an FNT Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to FNT or any of the FNT Subsidiaries in connection with the execution and delivery of this Agreement by FNT or the consummation by FNT or any FNT Subsidiary, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the approvals, filings or notices required under the insurance laws of the jurisdictions set forth in Section 3.2(c) of the Disclosure Schedule, (ii) the filing with the SEC of such reports and other filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing with the SEC of the Form S-1, the Form S-8 and the Information Statement, (iv) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.2(c) of the Disclosure Schedule and (v) such other consents, approvals, authorizations, declarations, filings or notices the failure to obtain or make which, in the aggregate, would not have an FNT Material Adverse Effect.

(d) Absence of Certain Changes or Events.  Except as set forth in the FNT SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed FNT SEC Documents”) or in Section 3.2(d) of the Disclosure Schedule or in connection with the transactions contemplated hereby, since December 31, 2005, each of FNT and the FNT Subsidiaries has conducted its business only in the ordinary course consistent with past practice, and there has not been (i) any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an FNT Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of FNT’s outstanding capital stock (other than ordinary quarterly cash dividends), (iii) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (iv) (x) any granting by FNT or any of the FNT Subsidiaries to any Executive Officer of FNT or such FNT Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of December 31, 2005, (y) any granting by FNT or any of the FNT Subsidiaries to any such Executive Officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of December 31, 2005 or (z) any entry by FNT or any FNT Subsidiary into any employment, severance or termination agreement with any such Executive Officer or other employee or (v) any change in accounting methods, principles or practices by FNT or any of the FNT Subsidiaries materially affecting its assets, liabilities or business, including any change with respect to the establishment of reserves for unearned premiums, losses and loss adjustment expenses, except insofar as may have been required by a change in GAAP or SAP.

(e) Absence of Changes in FNT Benefit Plans.  Except as set forth in the Filed FNT SEC Documents or in Section 3.2(e) of the Disclosure Schedule, since December 31, 2005, there has not been any adoption or material amendment by FNT or any FNT Subsidiary of any collective bargaining agreement or any FNT Benefit Plan (as defined in Section 3.2(f)).

(f) FNT Benefit Plans.  (i) Each Pension Plan, Welfare Plan, and each other plan, arrangement or policy (written or oral) relating to compensation, deferred compensation, severance, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by FNT or any FNT Subsidiary for the benefit of any present or former officer, employee, agent, director or independent contractor of FNT or any FNT Subsidiary (all the foregoing being herein called “FNT Benefit Plans”) has been established, funded, maintained and administered in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code, all other applicable laws and all applicable collective bargaining agreements.

(ii) None of FNT, the FNT Subsidiaries or any other Person or entity that together with FNT is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a “FNT Commonly Controlled Entity”) has incurred any material Liability under Title IV of ERISA (other than for the payment of benefits or Pension Benefit Guaranty Corporation insurance premiums, in either case in the ordinary course).

(iii) No FNT Commonly Controlled Entity is obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from or incurred any contractual Liability to any multiemployer plan resulting or which would reasonably be expected to result in any material “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid.

(iv) There are no material Actions or Proceedings pending with respect to any FNT Benefit Plans, other than routine benefit claims, qualified domestic relations orders (as defined in Section 206(d) of ERISA) and qualified medical child support orders (as defined in Section 609 of ERISA) and, to FNT’s knowledge, no such material Actions or Proceedings are threatened.

(g) Taxes.  (i) Each of FNT and the FNT Subsidiaries has timely filed (taking into account all available extensions) all material tax returns and material reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. All tax returns filed by FNT and the FNT Subsidiaries are complete and accurate in all material respects. FNT and each of the FNT Subsidiaries have paid (or FNT has paid on the FNT Subsidiaries’ behalf) all taxes shown as due on such returns, and the most recent audited consolidated and combined financial statements contained in the Filed FNT SEC Documents reflect an adequate reserve for all taxes payable by FNT and the FNT Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(ii) No deficiencies for any taxes have been proposed, asserted or assessed against FNT or any FNT Subsidiary that are not adequately reserved for, except for deficiencies that, individually or in the aggregate, would not have an FNT Material Adverse Effect, and no requests for waivers of the time to assess any such taxes have been granted or are pending. The Federal and state income tax returns of FNT and each FNT Subsidiary consolidated in such returns have been examined by and settled with the United States Internal Revenue Service or the appropriate state taxation authorities, as the case may be, or the statute of limitations on assessment or collection of any Federal or state income taxes due from FNT or any of its subsidiaries has expired, for all taxable years of FNT or any of the FNT Subsidiaries through the taxable year ended December 31, (a) 2001, for Federal income tax purposes and December 31, (b) 1999, for state income tax purposes.

(h) No Excess Parachute Payments; Section 162(m) of the Code.  (i) Except as set forth in Section 3.2(h) of the Disclosure Schedule, none of the transactions contemplated by this Agreement shall constitute a triggering event under any employment, severance or termination agreement or other compensation arrangement or FNT Benefit Plan currently in effect which (either alone or upon the occurrence of any additional or subsequent event) would reasonably be expected to result in any payment, acceleration, vesting or increase in benefits to any current or former officer, employee or director of FNT or any of its subsidiaries and which would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(ii) Except as set forth in Section 3.2(h) of the Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect, the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by FNT or any FNT Subsidiary under any contract, FNT Benefit Plan, program, arrangement or understanding currently in effect.

(i) SEC Documents; Financial Statements.

(i) FNT has filed all reports, schedules, forms, statements and other documents required to be filed with the SEC since October 1, 2005 (the “FNT SEC Documents”). As of their respective dates, the FNT SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such FNT SEC Documents, and none of the FNT SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any FNT SEC Document has been revised or superseded by a later Filed FNT SEC Document (as defined in Section 3.2(d)), none of the FNT SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The consolidated and combined financial statements of FNT included in the FNT SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated and combined quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the consolidated and combined financial position of FNT and its subsidiaries as of the dates thereof and the consolidated and combined results of their operations and their cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). Except as set forth in the Filed FNT SEC Documents or in Section 3.2(i)(ii) of the Disclosure Schedule, neither FNT nor any FNT Subsidiary has any material Liabilities that would be required by GAAP to be set forth on a consolidated balance sheet of FNT and its consolidated subsidiaries or in the notes thereto, other than Liabilities incurred (a) after December 31, 2005 in the ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect or (b) in connection with this Agreement, the Leasing Merger and the FIS Merger.

(iii) The Annual Statement for the year ended December 31, 2005, together with all exhibits and schedules thereto, and any actuarial opinion, affirmation or certification filed in connection therewith, and any Quarterly Statements for periods ended after January 1, 2006, together with all exhibits and schedules thereto, with respect to each FNT Subsidiary that is a regulated insurance company (an “FNT Insurance Company”), in each case as filed with the applicable Insurance Regulator, were prepared in conformity with SAP and present fairly in all material respects, to the extent required by and in conformity with SAP, the statutory financial condition of such FNT Insurance Company at their respective dates and the results of operations, changes in capital and surplus and cash flow of such FNT Insurance Company for each of the periods then ended. No deficiencies or violations material to the financial condition or operations of any FNT Insurance Company have been asserted in writing by any Insurance Regulator since January 1, 2004 which have not been cured or otherwise resolved to the satisfaction of such Insurance Regulator. Except as set forth in such Annual Statement for such FNT Insurance Company, no FNT Insurance Company has any material Liabilities that would be required by SAP to be set forth on a consolidated balance sheet of such FNT Insurance Company and its consolidated subsidiaries or in the notes thereto, other than Liabilities incurred after December 31, 2005 in the ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect.

(j) Information Supplied.  The Form S-1 and the Information Statement will comply as to form in all material respects with the respective requirements of the Securities Act and the Exchange Act and the respective rules and regulations promulgated thereunder. None of the information supplied or to be supplied by FNT specifically for inclusion or incorporation by reference in (i) the Form S-1 will, at the time the Form S-1 becomes effective under the Securities Act, at the time any amendment or supplement thereto becomes effective under the Securities Act, at the time of the meeting of the FNF stockholders to be held for the purpose of approving the FIS Merger or at the Closing contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Information Statement will, at the date it is first mailed to FNT’s stockholders or at the time of the FNT Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by FNT in this Section 3.2(j) with respect to information supplied by FNF specifically for inclusion or incorporation by reference in the Form S-1 or the Information Statement.

(k) Compliance with Applicable Laws.  Each of FNT and the FNT Subsidiaries has in full force and effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the failure of Permits to be in full force and effect and for defaults under Permits which failures or defaults would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect. Except as set forth in the Filed FNT SEC Documents, FNT and the FNT Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, regulations and orders of any Governmental Entity to which they are subject, except for noncompliance that would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect. Except as set forth in the Filed FNT SEC Documents and except for routine examinations by any Insurance Regulator, there is no Action or Proceeding by any Governmental Entity pending or, to the knowledge of FNT, threatened against or with respect to FNT or any FNT Subsidiary, other than, in each case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect. Except as set forth in Section 3.2(k) of the Disclosure Schedule, neither FNT nor any FNT Subsidiary is a party to any agreement, commitment or understanding, written or oral, with any Insurance Regulator, except for routine agreements, commitments and understandings with such Insurance Regulators which would not, individually or in the aggregate, reasonably be expected to have an FNT Material Adverse Effect.

(l) Litigation.  Except as set forth in Section 3.2(l) of the Disclosure Schedule, there is no material Action or Proceeding pending or, to the knowledge of FNT, threatened against or affecting FNT or any of the FNT Subsidiaries or seeking to prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any material judgment, decree, injunction or order of any Governmental Entity outstanding against FNT or any of the FNT Subsidiaries. For purposes of this Section 3.2(l), the term “material” shall have the meaning specified in Section 3.2(l) of the Disclosure Schedule.

(m) Brokers.  No broker, investment banker, financial advisor or other Person, other than Banc of America Securities LLC, the fees and expenses of which will be paid by FNT, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Asset Contribution, the Spin-off, or the other transactions contemplated by this Agreement, based upon arrangements made by or on behalf of FNT.

(n) Opinion of Financial Advisor.  The special committee of the board of directors of FNT has received the opinion, dated June 25, 2006, of its financial advisor, Banc of America Securities LLC, to the effect that, as of such date, the aggregate number of FNT Shares to be issued by FNT to FNF pursuant to this Agreement as executed on June 25, 2006 (prior to its amendment and restatement) was fair, from a financial point of view, to FNT.

(o) Voting Requirements.  The affirmative vote of the holders of at least a majority of the outstanding shares of FNT Common Stock entitled to vote at the FNT Stockholders Meeting, voting as a single class, is the only vote of the holders of any class or series of FNT’s capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

ARTICLE IV

COVENANTS

Section 4.1.  Conduct of Business.

(a) Conduct of Business by the Subject Companies.  Except as specifically contemplated by this Agreement or as required by applicable law or as set forth on Section 4.1(a) of the Disclosure Schedule, during the period from the date of this Agreement to the Closing, FNF shall cause each of the Subject Companies and the Subject Company Subsidiaries to carry on its business only in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with any Governmental Entities, customers, suppliers, distributors, creditors, lessors, agents, insureds, reinsureds and others having business dealings with it to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, except as set forth on Section 4.1(a) of the Disclosure Schedule or as otherwise expressly required by or provided for in this Agreement, FNF shall not permit any Subject Company or Subject Company Subsidiary to, without the prior consent of FNT, which shall not be unreasonably withheld or delayed:

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of such Subject Company’s or Subject Company Subsidiary’s outstanding capital stock or other equity securities, (y) split, combine or reclassify any of its outstanding capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or other equity securities, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or other equity securities or any rights, warrants or options to acquire any such shares or other equity securities;

(ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other equity securities, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares or other equity securities, voting securities or convertible securities other than upon the exercise of options or warrants issued by it and outstanding on the date of this Agreement;

(iii) acquire, in any transaction or a series of related transactions, by merger or otherwise, (x) any business or any corporation, partnership, joint venture, association or other business organization or division thereof or substantially all of the assets of any of the foregoing, or (y) any assets that are material, individually or in the aggregate, to the Subject Companies and the Subject Company Subsidiaries taken as a whole, except purchases of investment assets in the ordinary course of business consistent with past practice, except in each case for such transactions among Subject Companies and any Subject Company Subsidiaries;

(iv) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets that are material to any Subject Company and its subsidiaries taken as a whole, except in the ordinary course of business consistent with past practice;

(v) amend or propose any change to its Organizational Documents;

(vi) (x) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another Person, other than indebtedness in an amount less than $5,000,000 individually or $15,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice and other than indebtedness owing to or guarantees of indebtedness owing to such Subject Company or any direct or indirect wholly-owned subsidiary of such Subject Company (it being understood that such Subject Company’s guarantee of the performance of a Subject Company Subsidiary to a third party customer or vendor shall not constitute an incurrence of indebtedness under this subsection), or (y) make any material loans, advances or capital contributions to, or investments in, any other Person, other than to such Subject Company or to any direct or indirect wholly-owned subsidiary of such Subject Company and routine, immaterial advances to employees and other than purchases of investment assets in the ordinary course of business consistent with past practice;

(vii) except in accordance with such Subject Company’s or Subject Company Subsidiary’s budget as of the date hereof, make or agree to make any new capital expenditure or expenditures which, individually, involves payments of in excess of $5,000,000 or, in the aggregate, involve payments of in excess of $15,000,000;

(viii) make any tax election or settle or compromise any income tax Liability that, individually or in the aggregate, would reasonably be expected to have an FNF Material Adverse Effect;

(ix) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Subject Company Financial Statements as at and for the year ended December 31, 2005 or incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or in amounts not in excess of $5,000,000 in each case;

(x) settle or compromise any action, suit or other litigation or claim arising out of the transactions contemplated hereby;

(xi) make any change in accounting and, in the case of any FNF Insurance Company, underwriting or actuarial methods, principles or practices used by such Subject Company or Subject Company Subsidiary materially affecting its assets, liabilities or business, including any change with respect to establishment of reserves for unearned premiums, losses and loss adjustment expenses, except insofar as may be required by law or by a change in applicable accounting principles;

(xii) other than in the ordinary course of business consistent with past practice, cancel, modify or waive any material debts or claims held by it or waive any material rights under any material contract to which such Subject Company or Subject Company Subsidiary is a party; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business by FNF.  Except as specifically contemplated by this Agreement or as required by applicable law or as set forth on Section 4.1(b) of the Disclosure Schedule, during the period from the date of this Agreement to the Closing, FNF shall carry on its business only in the ordinary and usual course of business consistent with past practice. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, except as set forth on Section 4.1(b) of the Disclosure Schedule or as otherwise expressly required by or provided for in this Agreement, FNF shall not, without the prior consent of FNT, which shall not be unreasonably withheld or delayed:

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its outstanding capital stock or other equity securities, other than ordinary quarterly cash dividends consistent with past practice, or (y) except as required by the terms of any agreement, arrangement or plan in effect as of the date hereof, purchase, redeem or otherwise acquire any shares of outstanding capital stock or other equity securities or any rights, warrants or options to acquire any such shares or other equity securities;

(ii) acquire, in any transaction or a series of related transactions, by merger or otherwise, (x) any business or any corporation, partnership, joint venture, association or other business organization or division thereof or substantially all of the assets of any of the foregoing, or (y) any assets the acquisition of which would result in a material change in the Other Assets;

(iii) make any tax election or settle or compromise any income tax Liability that, individually or in the aggregate, would reasonably be expected to have an FNF Material Adverse Effect;

(iv) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the balance sheet as of December 31, 2005 included in the Unconsolidated FNF Financial Statements or incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or in amounts not in excess of $10,000,000 in each case;

(v) settle or compromise any action, suit or other litigation or claim arising out of the transactions contemplated hereby;

(vi) acquire any equity securities issued by FIS;

(vii) acquire any equity securities issued by FNT;

(viii) loan or contribute funds to, or acquire any shares of capital stock of, National Title Insurance of New York, Inc.;

(ix) other than in the ordinary course of business consistent with past practice, cancel, modify or waive any material debts or claims held by it or waive any material rights under any material contract to which FNF is a party; or

(x) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Conduct of Business by FNT.  Except as specifically contemplated by this Agreement or as required by applicable law or as set forth on Section 4.1(c) of the Disclosure Schedule, during the period from the date of this Agreement to the Closing, FNT shall, and shall cause the FNT Subsidiaries to, carry on its and their respective businesses only in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact its and their respective current business organizations, keep available the services of its and their current officers and employees and preserve its and their relationships with Governmental Entities, customers, suppliers, distributors, creditors, lessors, agents, insureds, reinsureds and others having business dealings with it and them to the end that its and their goodwill and ongoing businesses shall be unimpaired at the Closing. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, except as set forth on Section 4.1(c) of the Disclosure Schedule or as otherwise expressly required by or provided for in this Agreement, FNT shall not, and shall not permit any of the FNT Subsidiaries to, without the prior consent of FNF, which shall not be unreasonably withheld or delayed:

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any outstanding capital stock or other equity securities of FNT or such FNT Subsidiary, other than ordinary quarterly cash dividends consistent with past practice, (y) split, combine or reclassify any of its outstanding capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or other equity securities or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or other equity securities or any rights, warrants or options to acquire any such shares or other equity securities;

(ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than upon the exercise of options outstanding under the FNT Stock Plan on the date of this Agreement;

(iii) acquire, in any transaction or a series of related transactions, by merger or otherwise, (x) any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing, or (y) any assets that are material, individually or in the aggregate, to FNT or any FNT Subsidiary, except purchases of investment assets in the ordinary course of business consistent with past practice, except, in each case, for such transactions among FNT and any FNT Subsidiary or between FNT Subsidiaries;

(iv) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets that are material to FNT or any FNT Subsidiary, except in the ordinary course of business consistent with past practice;

(v) amend or propose any change to its Organizational Documents;

(vi) (x) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another Person, other than indebtedness in an amount less than $25,000,000 individually or $50,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice and other than indebtedness owing to or guarantees owing to FNT or any direct or indirect wholly-owned subsidiary of FNT (it being understood that FNT’s guarantee of the performance of an FNT Subsidiary to a third party customer or vendor shall not constitute an incurrence of indebtedness under this subsection) or (y) make any material loans, advances or capital contributions to, or investments in, any other Person, other than to FNT or to any direct or indirect wholly-owned subsidiary of FNT and routine, immaterial advances to employees and other than purchases of investment assets in the ordinary course of business consistent with past practice;

(vii) except in accordance with FNT’s or such FNT Subsidiary’s budget as of the date hereof, make or agree to make any new capital expenditure or expenditures which, individually, involves payments of in excess of $10,000,000 or, in the aggregate, involve payments of in excess of $25,000,000 or has not, prior to the date hereof, been budgeted by FNT or such FNT Subsidiary and approved by its board of directors;

(viii) make any tax election or settle or compromise any income tax Liability that, individually or in the aggregate, would reasonably be expected to have an FNT Material Adverse Effect, except in the ordinary course of business consistent with past practice;

(ix) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the audited consolidated and combined financial statements (or the notes thereto) of FNT as at and for the year ended December 31, 2005 or incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or in amounts not in excess of $10,000,000 in each case;

(x) settle or compromise any action, suit or other litigation or claim arising out of the transactions contemplated hereby;

(xi) make any change in accounting, underwriting or actuarial methods, principles or practices used by FNT or any of the FNT Subsidiaries materially affecting its assets, liabilities or business, including any change with respect to establishment of reserves for unearned premiums, losses and loss adjustment expenses, except insofar as may be required by law or by a change in applicable accounting principles;

(xii) other than in the ordinary course of business consistent with past practice, cancel, modify or waive any material debts or claims held by it or waive any material rights under any material contract to which FNT or any FNT Subsidiary is a party; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 4.2.  Advice of Changes.  During the period from the date of this Agreement until the Closing, FNF shall give prompt notice to FNT, and FNT shall give prompt notice to FNF, of any event, condition or circumstance of which it becomes aware that would constitute a violation or breach of this Agreement by it; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 4.3.  Post-Closing Operations.  Except as specifically contemplated by this Agreement or as required by applicable law or as set forth on Section 4.3 of the Disclosure Schedule, during the period from the Closing Date through the effective time of the FIS Merger, FNF shall not conduct any operations except as necessary in connection with completing the FIS Merger and the Leasing Merger and complying with laws applicable to it. Without limiting the generality of the foregoing, during the foregoing period, except (x) in connection with the Leasing Merger or the FIS Merger or (y) as otherwise expressly required by or provided for in this Agreement, FNF shall not, without the prior consent of FNT:

(i) acquire, in any transaction or a series of related transactions, by merger or otherwise, (x) any business or any corporation, partnership, joint venture, association or other business organization or division thereof or substantially all of the assets of any of the foregoing, or (y) any assets the ownership of which would result in material liability for FNT;

(ii) make any tax election or settle or compromise any income tax Liability;

(iii) enter into any contract;

(iv) incur any indebtedness for borrowed money, or guarantee or otherwise become responsible for any such indebtedness of another Person; or

(v) adopt any employee benefit plan.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1.  Preparation of Form S-1 and the Information Statement; Preparation of Form S-8.

(a) As soon as practicable following the date of this Agreement, FNT shall prepare, in consultation with FNF, and file with the SEC the Form S-1 and the Information Statement. FNT shall use its reasonable best efforts to respond promptly after consultation with FNF to any comments of the SEC or its staff and to have the Form S-1 declared effective under the Securities Act as promptly as practicable after such filing. FNT shall use its reasonable best efforts to cause the Information Statement to be mailed to FNT’s stockholders as promptly as practicable. FNT shall also take, in consultation with FNF, any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of the FNT Shares, the Spin-off, the issuance of the Replacement Options and Replacement Restricted Shares (as defined herein) and the adoption of the FNT Stock Plan Amendment. FNT shall not mail or use the Information Statement or any amendment or supplement thereto or any prospectus included in the Form S-1 or any amendment or supplement thereto without the prior approval of FNF of the form and content thereof, which approval will not be unreasonably withheld or delayed.

(b) As soon as practicable following the completion of the Spin-off, FNT shall prepare, in consultation with FNF, and file with the SEC the Form S-8.

Section 5.2.  Treatment of FNF Equity Awards.  In connection with the Spin-off, each of FNF and FNT shall cooperate and take all actions necessary, including seeking requisite stockholder approval, if necessary, to provide that outstanding equity awards held by employees and directors of FNF who after the Spin-off will be employed by or serve as a director of FNT or any FNT Subsidiary (the “FNT Service Providers”), whether exclusively or as a Dual Service Provider (and, solely with respect to Section 5.2(b)(i), employees and directors of FNF other than Dual Service Providers who after the FIS Merger will be employed by or serve as a director of FIS or any FIS subsidiary), will be treated as follows:

(a) Options.  As of the effective time of the Spin-off, each outstanding option to purchase shares of FNF common stock (an “FNF Option”) held by an FNT Service Provider will be replaced with an option to purchase shares of FNT Class A Common Stock (a “Replacement Option”) granted under the FNT Stock Plan. Each Replacement Option shall be exercisable for a number of shares of FNT Class A Common Stock calculated by multiplying the number of shares of FNF common stock subject to such FNF Option as of the effective time of the Spin-off by the Option Exchange Number, rounding down to the nearest whole number. The “Option

Exchange Number” shall equal the closing price of a share of FNF common stock on the business day immediately preceding the date that the Spin-off is consummated divided by the closing price of a share of FNT Class A Common Stock on the date that the Spin-off is consummated (or, if the Spin-off is consummated after the close of trading on the NYSE on such date, on the next business day following such date), rounded to the nearest ten thousandth. The exercise price for each share of FNT Class A Common Stock under a Replacement Option shall be calculated by dividing the exercise price for one share of FNF common stock under the related FNF Option as of the effective time of the Spin-off by the Option Exchange Number, rounding up to the nearest whole cent. No vesting schedule for any Replacement Option shall be modified as a result of the transaction contemplated hereby. Notwithstanding the foregoing, 50% of all FNF Options held as of the effective time of the Spin-off by any Dual Service Provider (other than the FNF Options that are subject to the Option Letter Agreement) will be replaced with Replacement Options, and the remaining 50% of the FNF Options (other than the FNF Options that are subject to the Option Letter Agreement) held by such Dual Service Provider, to the extent still outstanding as of the time of the FIS Merger, will be assumed by FIS pursuant to the FIS Merger Agreement. The replacement of FNF Stock Options pursuant to this Section 5.2(a) shall in all circumstances satisfy Section 1.409A-1(b)(5)(v)(D) of the Proposed Regulations under Section 409A of the Code or any future guidance promulgated or issued thereunder.

(b) Restricted Stock.

(i) Each holder as of the Record Date of a share of FNF common stock, which when issued was subject to forfeiture under an FNF stock plan and which remains subject to forfeiture as of the effective time of the Spin-off (an “FNF Restricted Share”), shall receive the Spin-off dividend pursuant to Section 5.15; provided, however, that such Spin-off dividend shall be subject to the same terms, conditions and restrictions applicable to its corresponding FNF Restricted Share based upon continued service with FNT and its affiliates or FNF or FIS or their respective affiliates, as the case may be.

(ii) As of the effective time of the Spin-off, each FNF Restricted Share held by an FNT Service Provider will be forfeited by such FNT Service Provider and FNT shall issue in replacement of such FNF Restricted Share, a number of restricted shares of FNT Class A Common Stock (a “Replacement Restricted Share”) calculated by multiplying the number of such FNF Restricted Shares by the Restricted Share Exchange Number, rounding down to the nearest whole number. The “Restricted Share Exchange Number” shall equal X divided by Y, where X equals (A) the closing price of a share of FNF common stock on the business day immediately preceding the date that the Spin-off is consummated minus (B) the product of (1) the closing price of a share of FNT Class A Common Stock on the business day immediately preceding the date that the Spin-off is consummated and (2) the number of whole and fractional shares of FNT Class A Common Stock delivered with respect to each share of FNF common stock pursuant to the Spin-off Declaration, and Y equals the closing price of a share of FNT Class A Common Stock on the date that the Spin-off is consummated (or, if the Spin-off is consummated after the close of trading on the NYSE on such date, on the next business day following such date), rounded to the nearest ten thousandth. Each Replacement Restricted Share shall be subject to the same terms, conditions and restrictions applicable to its corresponding FNF Restricted Share based upon continued service with FNT and its affiliates. Notwithstanding the foregoing, 50% of FNF Restricted Shares held as of the effective time of the Spin-off by any Dual Service Provider will be canceled and replaced with Replacement Restricted Shares in accordance with the foregoing, and the remaining 50% of the FNF Restricted Shares held by such Dual Service Provider shall be converted into restricted shares of FIS Common Stock pursuant to the FIS Merger Agreement.

(c) Vesting.  Except as may be otherwise set forth in any employment agreement entered into by FNF with any of its employees with respect to FNF Options, FNF shall take all necessary action to ensure that the vesting of outstanding FNF Options under FNF equity compensation plans is not accelerated by the occurrence of the Asset Contribution, the Spin-off or the FIS Merger, including by making any necessary amendments to such equity plans or obtaining any required consents of plan participants.

Section 5.3.  Employee Benefits.  FNT agrees to (i) provide coverage for employees of FNF and the Subject Companies who become employees of FNT or a FNT Subsidiary under its medical, dental and health plans as of the

Closing Date, (ii) waive any preexisting conditions, waiting periods and actively at work requirements under such plans, and (iii) cause such plans to honor any expenses incurred by the employees and their beneficiaries under similar plans of FNF and the Subject Companies during the portion of the calendar year in which the Closing occurs but prior to the Closing Date for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. FNT will cause any FNT Benefit Plan (and any other employee benefit plans established by FNT after the date hereof) in which the employees of FNF and the Subject Companies are eligible to participate after the Closing Date to take into account for purposes of eligibility, vesting and benefit accrual thereunder (but, in respect of benefit accrual, only to the extent it would not result in a duplication of benefits for the same period of service), service with FNF and its Subsidiaries as if such service were with FNT, to the same extent such service was credited under a comparable plan of FNF or any of the Subject Companies prior to the Closing Date. With respect to (i) all FNF employee benefit plans within the meaning of Section 3(3) of ERISA, including the Fidelity National Financial Group 401(k) Profit Sharing Plan, and (ii) the FNF Employee Stock Purchase Plan, FNF shall, to the extent any such plan is not terminated (and all assets distributed and all liabilities satisfied) prior to the Closing Date, cause the sponsorship of such plans to be transferred to FNT on or prior to the Closing Date, together with all insurance policies, bonds, and trust, services and other agreements relating to such plans, and FNT agrees to assume or cause a FNT Subsidiary to assume such plans and liabilities.

Section 5.4.  FNT Stockholders Meeting.  FNT shall use reasonable best efforts to take all action necessary in accordance with applicable law and its Organizational Documents to convene a meeting of its stockholders (the “FNT Stockholders Meeting”) as promptly as practicable to consider and vote upon the approval of (i) the issuance of the FNT Shares, (ii) the adoption of the FNT Stock Plan Amendment and (iii) the adoption of the Amended and Restated Articles. FNT shall, through its board of directors, recommend to its stockholders approval of the foregoing matters. FNF agrees to vote the shares of FNT Common Stock held by it in favor of approval of the foregoing matters at the FNT Stockholders Meeting.

Section 5.5.  Access to Information.

(a) FNT shall afford to FNF and the officers, employees, counsel, financial advisors, accountants, actuaries and other representatives (“Representatives”) of FNF reasonable access during normal business hours during the period prior to the Closing to all of its properties, books, contracts, commitments, personnel and records and, during such period, FNT shall furnish as promptly as practicable to FNF such information concerning its business, properties, financial condition, operations and personnel as FNF may from time to time reasonably request.

(b) FNF shall afford to FNT and the Representatives of FNT reasonable access during normal business hours during the period prior to the Closing to all of the properties, books, contracts, commitments, personnel and records of the Subject Companies or relating to the Other Assets and the Assumed Liabilities and, during such period, FNF shall furnish as promptly as practicable to FNT such information concerning the business, properties, financial condition, operations and personnel of the Subject Companies or relating to the Other Assets and the Assumed Liabilities as FNT may from time to time reasonably request.

(c) Each party agrees that its officers will confer on a regular and frequent basis with the officers of the other party with respect to their respective operations, provided that the parties will not confer on any matter to the extent inconsistent with applicable law.

(d) After the Closing, upon reasonable notice, each party (the “Providing Party”) shall furnish or cause to be furnished to the other party (the “Requesting Party”) and its Representatives during normal business hours and at the expense of the Requesting Party such assistance and access to information, including all original agreements, documents, books, records and files, of the Providing Party and its subsidiaries as the Requesting Party shall reasonably request in connection with financial reporting and accounting matters, the preparation of and filing of any tax returns, reports or forms or the defense of any tax claim or assessment, the preparation and filing of reports and other filings with any Governmental Entity or any other reasonable purpose, provided that such assistance and access does not unreasonably disrupt the normal operations of the Providing Party or any of its subsidiaries. Except as required by applicable law, all confidential information of the Providing Party so obtained by the Requesting Party shall be kept confidential by the Requesting Party.

Section 5.6.  Reasonable Best Efforts.  Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.7.  Public Announcements.  FNT and FNF shall consult with each other before issuing, and provide each other with the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange (in which case the party subject to such obligations shall advise the other party of such requirement).

Section 5.8.  Consents, Approvals and Filings.  FNF and FNT shall use reasonable best efforts to make and cause their respective subsidiaries to make all necessary filings, as soon as practicable, including those required under the Securities Act, the Exchange Act, state securities laws and state insurance laws in order to facilitate prompt consummation of the transactions contemplated by this Agreement. In addition, FNF and FNT shall each use its reasonable best efforts, and shall cooperate fully with each other (i) to comply as promptly as practicable with all governmental requirements applicable to the transactions contemplated by this Agreement and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all third parties necessary or advisable for the consummation of the transactions contemplated by this Agreement. Each of FNF and FNT shall use its reasonable best efforts to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request. Each of FNF and FNT shall provide to the other party copies of all applications at least three business days in advance of filing or submission of such applications to Governmental Entities in connection with this Agreement.

Section 5.9.  Directors and Officers.  FNT shall cause (a) the membership of the board of directors of FNT to be as set forth on Section 5.9(a) of the Disclosure Schedule and (b) each individual listed on Section 5.9(b) of the Disclosure Schedule to hold the office or offices set forth thereon opposite such individual’s name, in each case effective upon the consummation of the Closing. In the event that any person listed on Section 5.9(a) or 5.9(b) of the Disclosure Schedule is unwilling or unable to serve in the capacity indicated, FNF and FNT shall mutually agree upon a substitute for such person.

Section 5.10.  Section 16 Matters.  Each of FNF and FNT and their respective boards of directors (and any committees thereof) shall adopt such resolutions as are necessary for purposes of Rule 16b-3 under the Exchange Act to specifically approve any acquisitions or dispositions of equity securities of FNF or FNT (including derivative securities) in connection with this Agreement, in each case by each officer or director of FNF or FNT who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FNF or FNT, as the case may be.

Section 5.11.  Related Party Agreements.

(a) FNT and FNF shall, and shall cause their respective subsidiaries that are party to any of the agreements listed on Section 5.11 of the Disclosure Schedule (the “Related Party Agreements”) to, enter into the amendments to the Related Party Agreements described in Section 5.11 of the Disclosure Schedule, which amendments shall be effective at or prior to the Closing.

(b) At or prior to the Closing, FNT shall, and FNF shall cause FIS to, enter into the Cross-Indemnity Agreement, which shall be effective as of the Closing.

(c) At or prior to the Closing, FNT and FNF shall, and FNF shall cause FIS to, enter into the Tax Disaffiliation Agreement, which shall be effective as of the Closing.

Section 5.12.  Certain Contributions.  Prior to the Closing, FNT shall contribute all the shares of capital stock of the FNT Subsidiaries held by FNT to a newly-formed, wholly-owned subsidiary of FNT.

Section 5.13.  Amended and Restated Articles.  Immediately after the consummation of the FIS Merger, FNT shall file the Amended and Restated Articles with the Secretary of State for the State of Delaware, such Amended and Restated Articles to be effective upon such filing.

Section 5.14.  Intercompany Agreements.  At or prior to the Closing, FNF and FNT shall cause all of the agreements listed on Section 5.15 of the Disclosure Schedule (the “Intercompany Agreements”) to be terminated.

Section 5.15.  Spin-off.

(a) Prior to the Closing, the board of directors of FNF shall approve and formally declare the Spin-off dividend (the “Spin-off Declaration”) and set the Record Date. Immediately following the Closing, FNF shall deliver to Continental Stock Transfer & Trust Company (the “Transfer Agent”) certificates representing the shares of FNT Class A Common Stock to be delivered to the holders of FNF common stock entitled thereto in connection with the Spin-off, and immediately thereafter, the Transfer Agent shall distribute to each holder (other than FNF or any FNF Subsidiary) of record of common stock of FNF, as of the close of business on the record date designated by or pursuant to the authorization of the board of directors of FNF, such number of shares of FNT Class A Common Stock as shall be determined in accordance with the formula set forth in the Spin-off Declaration.

(b) FNT agrees to take any and all actions and enter into any and all agreements and arrangements reasonably requested by FNF to facilitate the Spin-off (no matter the form of the Spin-off), including with respect to the matters set forth in Sections 5.1 and 5.18 of this Agreement, and to cooperate with FNF in connection with the Spin-off. FNT shall use its reasonable best efforts to cause its Representatives to cooperate with FNF in connection with the Spin-off, including making FNT executives available for any roadshow presentations, providing any indemnities and causing comfort letters, legal opinions and disclosure letters required by FNF to be provided in connection therewith and shall take all actions necessary or desirable to cause such documents to be in customary form.

(c) No certificates representing fractional shares of FNT Class A Common Stock will be distributed in the Spin-off. As soon as practicable after the consummation of the Spin-off, FNT shall direct the Transfer Agent to determine the number of fractional shares of FNT Class A Common Stock allocable to each holder of record or beneficial owner of FNF Common Stock otherwise entitled to fractional shares of FNT Class A Common Stock, to aggregate all such fractional shares and sell the whole shares obtained thereby, in open market transactions or otherwise, in each case at then prevailing trading prices, and to cause to be distributed to each such holder or for the benefit of each such beneficial owner to which a fractional share shall be allocable such holder or owner’s ratable share of the proceeds of such sale, after making appropriate deductions for any amount required to be withheld for United States federal income tax purposes and to repay expenses reasonably incurred by the Transfer Agent, including all brokerage charges, commissions and transfer taxes, in connection with such sale. FNT and the Transfer Agent shall use their commercially reasonable efforts to aggregate the shares of FNT Class A Common Stock that may be held by any beneficial owner thereof through more than one account in determining the fractional share allocable to such beneficial owner.

Section 5.16.  Indemnification and Insurance.

(a) From and after the Closing, FNT agrees that it will indemnify and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Closing, (i) an officer or director of FNF or (ii) an officer or director of any other enterprise at the request of FNF (the “Indemnified Parties”), in respect of all acts or omissions occurring at or prior to the Closing (including in respect of the transactions contemplated by this Agreement), to the same extent provided under the Organizational Documents of FNF as in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Each Indemnified Party shall be entitled to advancement of expenses, provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Any determination to be made as to whether any Indemnified Party has met any standard of conduct imposed by law shall be made by legal counsel reasonably acceptable to such Indemnified Party and FNT, retained at FNT’s expense.

(b) FNT shall purchase and maintain for a period of not less than six years from the Closing Date a directors’ and officers’ insurance and indemnification policy providing coverage for events occurring prior to the Closing (the “New D&O Insurance”) for all Persons who are directors, officers or employees of FNF or any subsidiary on the date of this Agreement (other than for any director, officer or employee of FIS or any subsidiary of FIS acting in his or her capacity as such). The New D&O Insurance shall (i) provide coverage substantially the same as that provided under the directors’ and officers’ insurance and indemnification policy currently maintained for the benefit of such Persons (the “Existing D&O Insurance”), (ii) be issued by an issuer that has a claims-paying rating at least equal to that of the issuer of the Existing D&O Insurance, and (iii) be on terms and subject to conditions that are no less advantageous to such Persons than the Existing D&O Insurance to the extent commercially available.

(c) FNT agrees to pay all costs and expenses (including fees and expenses of counsel) that may be incurred by any Indemnified Parties in successfully enforcing the indemnity or other obligations of FNT under this Section 5.16. The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. This Section 5.16 shall not limit any other indemnification rights any Indemnified Party may have against FNF or any subsidiary.

(d) In the event that FNT or any of its successors or assigns (i) consolidates or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of FNT assume the obligations set forth in this Section 5.16.

Section 5.17.  NYSE Listing.  FNT shall use its reasonable best efforts to cause the shares of FNT Class A Common Stock (i) constituting the FNT Shares and the Replacement Restricted Shares and (ii) to be reserved for issuance upon conversion of the Replacement Options, to be authorized for listing on the New York Stock Exchange subject to official notice of issuance, prior to the Closing Date.

Section 5.18.  Conversion of FNT Class B Common Stock.  Concurrently with the Closing, and immediately prior to the consummation of the Spin-off in accordance with Section 5.15, FNF shall convert all shares of FNT Class B Common Stock held by it into shares of FNT Class A Common Stock in the manner set forth in the articles of incorporation of FNT in effect prior to the amendment thereof contemplated by this Agreement, and FNT shall deliver to FNF a certificate or certificates representing such shares of FNT Class A Common Stock and shall do all things necessary and proper to give effect to and record such conversion in the books and records of FNT.

Section 5.19.  [Intentionally deleted]

Section 5.20.  Annual Incentive Plan and Transaction Bonuses.  The parties agree that FNT’s adoption of an annual incentive plan prior to the Closing shall not be a violation of the representations in Section 3.2 or the covenants in Section 4.1(c). The parties further agree that FNF’s payment of (or authorization or commitment to pay) any transaction related bonuses to FNF officers shall not be a violation of the representations in Section 3.1 or the covenants in Section 4.1(b) or 4.3.

Section 5.21.  FIS Share Repurchase.  On the business day prior to the Closing, FNT and its subsidiaries shall sell to FIS, and FNF shall cause FIS to purchase from FNT and its subsidiaries, all shares of common stock of FIS held by them, for a price per share equal to the closing price per share of such common stock on the NYSE on the immediately preceding trading day.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1.  Conditions Precedent to Each Party’s Obligations.  The respective obligations of each party to consummate the transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Governmental and Regulatory Consents.  All filings required to be made prior to the Closing with, and all consents, approvals, permits and authorizations required to be obtained prior to the Closing from, Governmental Entities, including those set forth in Sections 3.1(c) and 3.2(c) of the Disclosure Schedule, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained (as the case may be), and such consents, approvals, permits and authorizations shall be subject to no conditions other than (i) conditions customarily imposed by insurance regulatory authorities or (ii) other conditions that would not, individually or in the aggregate, reasonably be expected to have an FNF Material Adverse Effect or an FNT Material Adverse Effect. With respect to any notifications required pursuant to the HSR Act in connection with this Agreement, the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law deemed applicable to the transactions contemplated hereby individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing; provided, however, that the party invoking this condition shall have used reasonable efforts to have any such order or injunction vacated.

(c) FNT Stockholder Approval.  The issuance of the FNT Shares, the adoption of the FNT Stock Plan Amendment and the adoption of the Amended and Restated Articles shall have been approved or adopted, as the case may be, by the affirmative vote of the stockholders of FNT by the requisite vote in accordance with the Delaware General Corporation Law and the requirements of the New York Stock Exchange Listed Company Manual.

(d) Form S-1.  The Form S-1 shall have become effective under the Securities Act and shall not be the subject of any stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Merger Agreements.  The FIS Merger Agreement and the Leasing Merger Agreement shall be in full force and effect and all of the conditions to the consummation of the FIS Merger and the Leasing Merger contemplated thereby shall have been satisfied or waived (other than (i) conditions that, by their terms, are to be satisfied on the closing date for such transactions (none of which shall be incapable of being satisfied at such time), (ii) the occurrence of the Spin-off and (iii) in the case of the FIS Merger, the occurrence of the Leasing Merger).

(f) Amendment of Related Party Agreements.  The Related Party Agreements shall have been amended in accordance with Section 5.11.

(g) Termination of Intercompany Agreements.  FNF and FNT shall have terminated all of the Intercompany Agreements.

Section 6.2.  Conditions Precedent to Obligations of FNT.  The obligations of FNT to consummate the transactions contemplated hereby are further subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by FNT to the extent permitted by applicable law:

(a) Representations and Warranties.  The representations and warranties of FNF set forth in this Agreement shall be true and correct (without regard to any qualifications or references to FNF Material Adverse Effect, Subject Company Material Adverse Effect, “material”, “knowledge” or any other materiality or knowledge qualifications or references contained in any specific representation or warranty), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent any such representation and warranty speaks as of an earlier date, in which event such representation and warranty shall be true and correct as of such date, and (ii) where any failure of the representations or warranties in the aggregate to be true and correct would not reasonably be expected to have an FNF Material Adverse Effect, provided that the representations and warranties of FNF made in Section 3.1(b), the first sentence of Section 3.1(a) and the first, second and third sentences of Section 3.1(c) shall be true and correct in all material respects. FNT shall have received a certificate dated as of the Closing Date and signed on behalf of FNF by a duly authorized executive officer of FNF confirming, to such officer’s knowledge, the matters set forth in this Section 6.2(a) and Sections 6.2(f) and 6.2(g).

(b) Performance of Obligations of FNF.  FNF shall have complied with or performed in all material respects all covenants and agreements required by this Agreement to be complied with or performed by it under this Agreement at or prior to the Closing Date, and FNT shall have received a certificate dated as of the Closing Date and signed on behalf of FNF by a duly authorized executive officer of FNF to such effect.

(c) Third-Party Consents and Waivers.  All consents and waivers required to be obtained by FNF from third parties other than Governmental Entities in connection with the consummation of the transactions contemplated hereby shall have been obtained, other than those which, if not obtained, individually or in the aggregate, would not have an FNF Material Adverse Effect.

(d) Other Agreements.  FIS shall have executed and delivered the Cross-Indemnity Agreement and FNF and FIS shall have executed and delivered the Tax Disaffiliation Agreement.

(e) Tax Matters.  FNF shall have received (i) an opinion of its special tax advisor, Deloitte Tax LLP, in substance and form reasonably satisfactory to FNT, dated the Closing Date, to the effect that, for U.S. federal income tax purposes, the Asset Contribution will qualify as a reorganization within the meaning of Section 368(a) of the Code (taking into account the Spin-off), and the Spin-off will qualify as a tax-free transaction under Section 355 and related provisions of the Code (including Section 361(c)(1)) for both FNF and its stockholders, and (ii) from the IRS a private letter ruling, in substance and form reasonably satisfactory to FNT, that specifically includes rulings 1, 6, 15, 24 and 25 as requested in Section VI of the request letter from Deloitte Tax LLP to the IRS dated June 2, 2006, or rulings substantially to that effect, and such rulings shall be in full force and effect.

(f) FNF Board Approval of Spin-off.  The board of directors of FNF shall have adopted the Spin-off Declaration.

(g) Assumed Liabilities.  As of the Closing, the total Assumed Liabilities (other than Liabilities subject to indemnification obligations by FNT in favor of FNF as of the date of this Agreement) that would be reflected on an unconsolidated balance sheet of FNF prepared in accordance with GAAP shall not exceed $100,000,000.

Section 6.3.  Conditions Precedent to Obligations of FNF.  The obligations of FNF to consummate the transactions contemplated hereby are further subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by FNF to the extent permitted by applicable law:

(a) Representations and Warranties.  The representations and warranties of FNT set forth in this Agreement shall be true and correct (without regard to any qualifications or references to FNT Material Adverse Effect, “material”, “knowledge” or any other materiality or knowledge qualifications or references contained in any specific representation or warranty), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent any such representation and warranty speaks as of an earlier date, in which event such representation and warranty shall be true and correct as of such date, and (ii) where any failure of the representations or warranties in the aggregate to be true and correct would not reasonably be expected to have an FNT Material Adverse Effect, and FNF shall have received a certificate dated as of the Closing Date and signed on behalf of FNT by a duly authorized executive officer of FNT confirming, to such officer’s knowledge, the matters set forth in this Section 6.3(a).

(b) Performance of Obligations of FNT.  FNT shall have complied with or performed in all material respects all covenants and agreements required by this Agreement to be complied with or performed by it under this Agreement at or prior to the Closing Date, and FNF shall have received a certificate dated as of the Closing Date and signed on behalf of FNT by a duly authorized executive officer of FNT to such effect.

(c) Third-Party Consents and Waivers.  All consents and waivers required to be obtained by FNT from third parties other than Governmental Entities in connection with the consummation of the transactions contemplated hereby shall have been obtained, other than those which, if not obtained, individually or in the aggregate, would not have an FNT Material Adverse Effect.

(d) Other Agreements.  FNT shall have executed and delivered the Cross-Indemnity Agreement and the Tax Disaffiliation Agreement.

(e) NYSE Listing.  The shares of FNT Class A Common Stock (i) constituting the FNT Shares and the Replacement Restricted Shares and (ii) to be reserved for issuance upon conversion of the Replacement

Options, shall have been authorized for listing on the New York Stock Exchange upon official notice of issuance.

(f) Tax Matters.  FNF shall have received (i) an opinion of its special tax advisor, Deloitte Tax LLP, in substance and form satisfactory to FNF, dated the Closing Date, to the effect that, for U.S. federal income tax purposes, the Asset Contribution will qualify as a reorganization within the meaning of Section 368(a) of the Code (taking into account the Spin-off), and the Spin-off will qualify as a tax-free transaction under Section 355 and related provisions of the Code (including Section 361(c)(1)) for both FNF and its stockholders, and (ii) from the IRS a private letter ruling, in substance and form satisfactory to FNF, that specifically includes rulings 1, 6, 15, 24 and 25 as requested in Section VI of the request letter from Deloitte Tax LLP to the IRS dated June 2, 2006, or rulings substantially to that effect, and such rulings shall be in full force and effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1.  Termination.  This Agreement may be terminated and abandoned at any time prior to the Closing, whether before or after approval of matters presented in connection with the FNT Stockholders Meeting:

(a) by mutual written consent of FNT and FNF, as authorized by action of the respective special committees of independent members of the boards of directors of FNT and FNF;

(b) by either FNT or FNF:

(i) if, upon a vote at the FNT Stockholders Meeting or any adjournment or postponement thereof, the FNT Stockholder Approval shall not have been obtained;

(ii) if the Closing shall not have been consummated on or before December 31, 2006; provided that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to be consummated by such date;

(iii) if the FIS Merger Agreement or the Leasing Merger Agreement shall have been terminated;

(iv) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable; or

(c) by FNF in its sole discretion.

Section 7.2.  Effect of Termination.  In the event of termination of this Agreement by either FNF or FNT as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of FNF or FNT, other than Section 3.1(m), Section 3.2(m), this Section 7.2 and Article VIII. Nothing contained in this Section 7.2 shall relieve any party from any Liability resulting from any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If FNF terminates this Agreement pursuant to Section 7.1(c), FNF shall reimburse FNT for all of its reasonable costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees of Banc of America Securities LLC and FNT’s attorneys and accountants and any SEC filing expenses incurred in connection with the FNT Stockholder Approval.

Section 7.3.  Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties, as authorized by action of the respective special committees of independent members of the boards of directors of each of the parties.

Section 7.4.  Extension; Waiver.  At any time prior to the Closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 7.3, waive compliance with any of the agreements of the other parties contained in this Agreement. The conditions to each of the parties’ obligations to consummate the transactions contemplated hereby are for the sole benefit of such party and may be waived by such party in whole or in part. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

Section 8.2.  Fees and Expenses.  Except as otherwise provided in Section 7.2, prior to the Closing each party hereto shall pay its own fees and expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. For the avoidance of doubt, FNT shall bear all SEC registration fees, any state filing fees, and all printing, mailing, solicitation and other expenses associated with the Information Statement, the Form S-1 and the FNT Stockholder Vote. All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by FNT when due, and FNT will indemnify FNF against Liability for any such taxes.

Section 8.3.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered Personally or sent by overnight courier (providing proof of delivery) or by facsimile to the parties at the following addresses or facsimile numbers (or as shall be specified by like notice):

(a)	if to FNF, to

601 Riverside Ave.,
Jacksonville, FL 32207
Fax: (904) 357-1005
Attention: General Counsel

and, if prior to Closing, with a copy (which shall not constitute notice) to:

LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
Fax: (212) 424-8500
Attention: Robert S. Rachofsky
           Gary D. Boss

and, if prior to Closing, with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Fax: (212) 558-3588
Attention: Neil T. Anderson
           John J. O’Brien

(b)	if to FNT, to

601 Riverside Ave.,
Jacksonville, FL 32207
Fax: (904) 854-4380
Attention: General Counsel

and, if prior to Closing, with a copy (which shall not constitute notice) to:

Foley & Lardner LLP
One Independent Drive, Suite 1300
Jacksonville, FL 32202
Fax: (904) 359-8700
Attention: Charles V. Hedrick, Esq.

Any notice, request or other communication given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; on the next business day after deposit with an overnight courier, if sent by an overnight courier; or upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request or other communication shall be followed up within one business day by dispatch pursuant to one of the other methods described herein).

Section 8.4.  Interpretation.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any fact or item disclosed on any section of the Disclosure Schedule shall be deemed disclosed on all other sections of the Disclosure Schedule to the extent such fact’s or item’s application to such other section is reasonably apparent on the face of the Disclosure Schedule. Disclosure of any item in the Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in an FNF Material Adverse Effect or an FNT Material Adverse Effect. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. As used herein, “the date of this Agreement”, “the date hereof”, “of even date herewith” and similar expressions refer to June 25, 2006.

Section 8.5.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

Section 8.6.  Entire Agreement; Third-Party Beneficiaries.  This Agreement (including the Disclosure Schedule) and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Except as expressly provided in Section 5.16, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their successors and permitted assigns any legal or equitable rights, remedies or claims. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise (other than by operation of law in a merger) by any party without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8.  Governing Law.  This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.9.  Enforcement; Venue; Waiver of Jury Trial.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state court, which in either case is located in Jacksonville, Florida (any such federal or state court, a “Jacksonville Court”), in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Jacksonville Court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such Jacksonville Court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Jacksonville Court.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.

Section 8.10.  Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

IN WITNESS WHEREOF, FNF and FNT have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIDELITY NATIONAL FINANCIAL, INC.

/s/  Alan L. Stinson
Name: Alan L. Stinson

Title:	Executive Vice President and Chief Operating Officer

FIDELITY NATIONAL TITLE GROUP, INC.

/s/  Raymond R. Quirk
Name: Raymond R. Quirk

Title:	Chief Executive Officer

Schedule A

Scheduled Entities

Fidelity National Insurance Company

Fidelity National Insurance Services, Inc.

Fidelity National Timber Resources Inc.

FNF Holding, LLC

FNF International Holdings, Inc.

National Alliance Marketing Group, Inc.

Rocky Mountain Aviation, Inc.

PART II

Item 20.  Indemnification of Directors and Officers

FIS’s articles of incorporation eliminate the liability of its directors to FIS or its shareholders for monetary damages for any action taken, or any failure to take action, as a director to the extent permitted under the Georgia Code. FIS’s directors remain liable, however, for:

•	any appropriation, in violation of the director’s duties, of any business opportunity;

•	acts or omissions that involve intentional misconduct or a knowing violation of law;

•	unlawful corporate distributions as set forth in section 14-2-832 of the Georgia Code; or

•	any transactions from which the director received an improper personal benefit.

If the Georgia Code is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of FIS’s directors will be eliminated or limited to the fullest extent permitted by the Georgia Code, as amended, without further action by FIS’s shareholders. These provisions in FIS’s articles of incorporation may limit the remedies available to a shareholder in the event of breaches of any director’s duties.

FIS’s bylaws require it to indemnify and hold harmless any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, or investigative, including any action or suit by or in the right of FIS, because the person is or was a director or officer of FIS against liability incurred in such proceeding. FIS’s bylaws generally prohibit it from indemnifying any officer or director who is adjudged liable to FIS or is subjected to injunctive relief in favor of FIS for:

•	any appropriation, in violation of the director’s or officer’s duties, of any business opportunity;

•	acts or omissions that involve intentional misconduct or a knowing violation of law;

•	unlawful corporate distributions as set forth in section 14-2-832 of the Georgia Code; or

•	any transactions from which the director derived an improper personal benefit.

FIS’s bylaws require it, under certain circumstances, to advance expenses to its officers and directors who are parties to an action, suit, or proceeding for which indemnification may be sought. FIS’s bylaws permit, but do not require, FIS to indemnify and advance expenses to its employees or agents who are not officers or directors to the same extent and subject to the same conditions that a corporation could, without shareholder approval under Section 14-2-856 of the Georgia Code.

FIS’s agreement and plan of merger with Old FIS obligates FIS to indemnify and hold harmless anyone who was a director or officer of Certegy or its subsidiaries before the closing of the merger against any costs or expenses, including reasonable attorneys’ fees, or other loss or liability incurred in connection with any claim or proceeding arising out of matters existing or occurring at or prior to the effective time of the merger, including any matters arising in connection with the merger and related transactions, to the fullest extent permitted by applicable law. FIS is also obligated under the merger agreement with Old FIS to advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

FIS directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations. Additionally, under the merger agreement with Old FIS, FIS purchased a six-year “tail” prepaid non-cancelable run-off insurance policy to cover anyone who was a director or officer of Certegy or its subsidiaries prior to the closing of the merger with Old FIS for events, acts, or omissions occurring on or prior to the closing, including those occurring in connection with the merger and related transactions with Old FIS.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits to this registration statement set forth on the Exhibit Index, beginning on page E-1, filed as part of this registration statement are incorporated herein by reference.

Item 22.	Undertakings

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the Plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned Registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 18th day of September, 2006.

Fidelity National Information Services, Inc.

By:	/s/ Lee A. Kennedy
Lee A. Kennedy
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* William P. Foley, II	Chairman of the Board	September 18, 2006

/s/ Lee A. Kennedy Lee A. Kennedy	President, Chief Executive Officer and Director (Principal Executive Officer)	September 18, 2006

/s/ Jeffrey S. Carbiener Jeffrey S. Carbiener	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	September 18, 2006

* Thomas M. Hagerty	Director	September 18, 2006

* Marshall B. Haines	Director	September 18, 2006

* Keith W. Hughes	Director	September 18, 2006

* David K. Hunt	Director	September 18, 2006

* Daniel D. Lane	Director	September 18, 2006

* Robert M. Clements	Director	September 18, 2006

* Cary H. Thompson	Director	September 18, 2006

Signature	Title	Date

* James K. Hunt	Director	September 18, 2006

*By: /s/ Lee A. Kennedy Lee A. Kennedy, Attorney-in-Fact (Pursuant to a Power of Attorney)

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between Fidelity National Information Services, Inc. and Fidelity National Financial, Inc. (included in the proxy statement/prospectus which forms a part of this registration statement as Annex A)**
2.2	Securities Exchange and Distribution Agreement, dated as of June 25, 2006, as amended and restated as of September 18, 2006, between Fidelity National Financial, Inc. and Fidelity National Title Group, Inc. (included in the proxy statement/prospectus which forms a part of this registration statement as Annex E)**
4.1	Form of Specimen Certificate of Common Stock*
5.1	Opinion of Todd C. Johnson, Senior Vice President and Secretary, FIS*
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Certegy, Inc.*
23.2	Consent of KPMG LLP, independent registered public accounting firm for FIS*
23.3	Consent of KPMG LLP, independent registered public accounting firm for FNF*
23.4	Consent of Todd C. Johnson, Senior Vice President and Secretary, FIS (included in Exhibit 5.1)*
24.1	Powers of Attorney for FIS (included in the signature page to this registration statement filed July 18, 2006)***
99.1	Form of Proxy for FNF*
99.2	Form of Letter of Transmittal and related documents*
99.3	Consent of Stephens, Inc.*
99.4	Consent of Bear Stearns & Co. Inc.*
99.5	Consent of Richard N. Massey*

*	Filed herewith.

**	Incorporated by reference herein.

***	Previously filed.